
04010487

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME West Japan Railway Company

*CURRENT ADDRESS 4-24, Shibata 2-chome
Kita-ku, Osaka 530-8341
Japan

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34777 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 3/9/04

TAB 2

SUMMARY TRANSLATIONS

Set out below are the summary English translations of the documents referred to in ANNEX B items 22 to 32.

Annex B – A.22

Annex B – A.24

Nov 11, 2002

West Japan Railway Company

Flash Report (Consolidated and Non-Consolidated Basis)

Results for the period ended September 30, 2002

FORWARD-LOOKING STATEMENTS

Statements made in this release with respect to JR-West's current plans, strategy, and beliefs, including any forecasts or projections, and other statements that are not historical facts are forward-looking statements about the future performance of JR-West that are based on management assumptions and beliefs in light of information currently available to it, and thus involve risks and uncertainties. Potential risks and uncertainties include, without limitation, the general economic conditions and business environment, consumer sending trends, competitive conditions with companies other than JR-West and its affiliates, and changes to laws and regulations.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Shojiro Nan-ya

For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Date for Convening the Board of Directors Meeting for Approval of the Consolidated Financial Statements: November 8, 2002

Adoption of U.S. GAAP: No

1. Results for the six months ended September 30, 2002

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the previous interim period)		**Operating income** (% change from the previous interim period)		**Recurring profit** (% change from the previous interim period)	
	Millions of yen		Millions of yen		Millions of yen	
Six months ended September 30, 2002	579,642	(-2.3)	66,466	(1.4)	41,976	(7.8)
Six months ended September 30, 2001	593,572	(-0.1)	65,520	(-7.0)	38,950	(-0.9)
Year ended March 31, 2002	1,190,610		117,649		70,041	

	Net income (% change from the previous interim period)		**Net income per share**	**Net income per share after dilution**
	Millions of yen		Yen	Yen
Six months ended September 30, 2002	23,282	(-1.9)	11,641.20	—
Six months ended September 30, 2001	23,735	(12.7)	11,867.84	—
Year ended March 31, 2002	45,537		22,768.68	—

Notes: 1. Equity in earnings (losses) of affiliates:

Six months ended September 30, 2002: ¥ -568 million

Six months ended September 30, 2001: ¥ -460 million

Year ended March 31, 2002: ¥ -720 million

2. Average number of shares outstanding during period:

Six months ended September 30, 2002: 2,000,000 shares

Six months ended September 30, 2001: 2,000,000 shares

Year ended March 31, 2002: 2,000,000 shares

3. There were no changes in accounting policies.

4. Percentages indicate increase/(decrease) in operating revenues, operating income, recurring profit, and net income relative to previous semiannual period.

(2) Financial position

	Total assets	**Total shareholders' equity**	**Shareholders' equity ratio**	**Shareholders' equity per share**
	Millions of yen	Millions of yen	%	Yen
Six months ended September 30, 2002	2,381,922	428,620	18.0	214,310.09
Six months ended September 30, 2001	2,458,528	397,873	16.2	198,936.93
Year ended March 31, 2002	2,416,787	411,480	17.0	205,740.04

Note: Number of shares outstanding at period end:

Six months ended September 30, 2002: 2,000,000 shares

Six months ended September 30, 2001: 2,000,000 shares

Year ended March 31, 2002: 2,000,000 shares

(3) Cash flows

	Operating activities	**Investing activities**	**Financing activities**	**Cash at end of the six months**
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Six months ended September 30, 2002	43,469	-30,199	-33,251	74,042
Six months ended September 30, 2001	60,919	43,260	-152,691	95,307
Year ended March 31, 2002	99,590	17,790	-167,196	94,023

(4) Number of subsidiaries and affiliates

Consolidated subsidiaries: 64, Unconsolidated subsidiaries: 0, Affiliates accounted for by the equity method: 5

(5) Changes in the scope of consolidation

The number of consolidated companies added	0
The number of consolidated companies removed	0
The number of equity method affiliates added	0
The number of equity method affiliates removed	0

2. Forecast for fiscal 2003 (April 1, 2002 to March 31, 2003)

	Operating revenues	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Fiscal year	1,167,000	74,000	40,000

(Reference) Consolidated net income per share for the fiscal year is forecast to be ¥20,000.00.

(1) BASIC MANAGEMENT POLICIES

1. Management Policy

The West Japan Railway Company Group companies (the JR-West Group) are principally engaged in railway operations. Complementary operations in sales of goods and food services and real estate are undertaken with the aim of providing services primarily to the JR-West Group's railway users and leveraging the commercial potential of station premises and surrounding properties.

In the execution of these various operations and in line with basic management policy, West Japan Railway Company (JR-West) and its affiliated companies are working together to realize optimal use of corporate resources and enhanced competitive strength in their respective markets. At the same time, they have steadily worked to reinforce their operating structures through focused capital investments and reconfiguring administrative and operational systems for increased efficiency.

JR-West will continue to fortify its operating structure to cope with today's difficult operating environment while accurately identifying market trends. Toward this goal, JR-West will implement all possible measures in a strategic and timely manner to achieve optimal use of corporate resources and enhance competitive strength to further bolster its operating structures and raise the sales and profit levels of the JR-West Group as a whole.

2. Basic Policy Regarding the Distribution of Profits

JR-West's basic policy is to make stable dividend payments while securing adequate internal capital reserves to maintain a management foundation that is capable of supporting stable, long-term growth.

3. Changes to Management Structure

JR-West has instituted a number of important measures designed to further strengthen its management structure. These include the appointment of external directors, with the aim of revitalizing the Board of Directors, and the introduction of a corporate executive officer system, under which management decision-making processes and administrative executive functions are carried out separately. Aiming to enhance management transparency, JR-West is aggressively promoting information disclosure, primarily through investor relations activities.

In response to the dramatic changes in the operating environment and also to achieve sustainable growth, groupwide management reforms are being implemented. For example, in April 2001, the JR-West Group established four strategic business units: the Sales of Goods and Food Services Business Unit, the Shopping Center Business Unit, the Hotel Business Unit, and the Real Estate Business Unit, where affiliated companies and the operational division of JR-West are integrated as one unit.

As social responsibility becomes an increasingly important issue, JR-West will strengthen groupwide legal compliance and other efforts designed to establish corporate ethics.

4. Medium-Term Management Strategy

In November 2001, the JR-West Group established new medium-term management targets for fiscal 2002 to fiscal 2006. Under the collective title "The Second Stage of Railway Revitalization," these targets set the following basic policies:

1. Enhance the security and reliability we offer to our customers
2. Contribute to the advancement and development of society and the economy, with the railway as our core business
3. Increase corporate value and live up to the expectations of our shareholders
4. Strive for business operations that are friendly to the global environment

The following are JR-West's numerical targets for 2006:

1. Operating income ROA (Return on Assets): 5.4% (Consolidated)
2. Net income ROE (Return on Equity): 9.6% (Consolidated)
3. Operating income: ¥130.0 billion (Consolidated)
4. Net income: ¥50.0 billion (Consolidated)
5. Long-term debt: ¥1,100.0 billion (Consolidated), ¥1,000.0 billion (Non-consolidated)
6. Number of employees at the start of the fiscal year: 32,000 (Non-consolidated)

5. Management Issues

The operating environment surrounding the JR-West Group is expected to remain challenging. The negative effect of the stagnant Japanese economy is being exacerbated by such factors as a decline in the size of Japan's labor force due to the declining birth rate and the aging of the population. Intensifying competition from rival transportation operations as well as recent technological innovations and the widespread adoption of IT pose additional challenges.

In December 2001, privatization from a legal and regulatory perspective was achieved due to the amendment to the Law Concerning Passenger Railway Companies and Japan Freight Railway Company (the JR Law). In response to the expectations of its customers and shareholders, JR-West is now striving to institutionalize management based on autonomy and self-reliance and is making utmost efforts to achieve its medium-term management targets. By providing value-added products and services that take into account societal changes and customer needs, JR-West aims to maintain or raise profitability as it steadily implements a variety of cost-cutting measures such as the reconfiguring of administrative and operational systems and the reduction of engineering expenses. Furthermore, to complete the process of complete privatization, JR-West is taking the necessary steps so that it will be ready whenever the Japan Railway Construction Public Corporation decides to sell the remaining shares held by the government in a public offering.

To ensure even higher levels of safety and stability in its core railway operations, JR-West will continue to aggressively promote initiatives both in services and equipment. As an example, JR-West is taking various steps to secure revenues by providing services of higher quality such as the high-speed transportation services provided by the 500 Series and 700 Series *Nozomi* and *Hikari Rail Star* trains. JR-West is also continuing to fortify its operating structures in this segment by promoting even greater efficiency in administrative operations and changes in the overhead cost structure.

Looking at non-transportation operations, JR-West has been steadily developing and remodeling stations and the areas surrounding stations, utilizing the JR-West's Group's assets to maximum effect to further fortify its business foundations and raise profits throughout the JR-West Group. In addition, JR-West will work to develop and expand new businesses that accurately respond to changing social and customer needs.

(2) PERFORMANCE HIGHLIGHTS

During the interim period—the six-month period ended September 30, 2002—the Japanese economy was characterized by high unemployment and other factors indicating a dire employment situation as well as uncertainty about the future. This contributed to ongoing sluggishness in personal consumption and capital investment that ultimately resulted in extremely difficult circumstances.

Faced with such an environment, the JR-West Group worked toward achieving its medium-term management targets set in November 2001. It strived to raise profits, particularly in its core railway business, and to make efficient use of its assets, developing various policies designed to strengthen its operational structure.

As a result of the aforementioned activities, consolidated operating revenues for the term under review fell 2.3%, to ¥579.6 billion, year on year, while operating income rose 1.4%, to ¥66.4 billion, and recurring profit increased 7.8%, to ¥41.9 billion. Net income after taxes decreased 1.9%, to ¥23.2 billion.

1. Results by Business Segment

1) Transportation Operations

In JR-West's railway operations, it invested additional funds into the 700 Series train on the Sanyo Shikansen Line and enhanced its high-speed transportation system. To strengthen competitiveness, JR-West continued to improve comfort with such changes as switching from five seats in a row to four seats on its *Kodama* trains. As for its Urban Network services, in addition to improving transportation access to Universal Studios Japan, which opened in March 2001, JR-West provided extra train services and increased the number of cars on trains to coincide with the 2002 FIFA World Cup. JR-West is pursuing the expansion of intercity transportation services by undertaking construction projects to accelerate rail service on the Sanin Main Line between Tottori and Yonago as well as on the Imbi Line between Tottori and Chizu.

In JR-West's bus operations, amid sluggish use of regular and chartered buses, it is working toward increased convenience by expanding the number of highway bus routes.

As a result of the aforementioned factors, although operating revenues for Transportation Operations, inclusive of intergroup transactions, fell 2.7%, to ¥425.2 billion, operating income rose 2.4%, to ¥51.5 billion

2) Sales of Goods and Food Services

In the Shin-Osaka Station, JR-West is working to enhance its retail operations within the station with such measures as the expansion and remodeling of the *Omiyage Kaido* souvenir shopping area and *Books Kiosk*, a bookstore. Moreover, at JR Kyoto Isetan, which has enjoyed ongoing popularity since its opening, JR-West is carrying out various projects, including aggressive expansion and remodeling focused on enhancing the women's fashion department. However, due to the influence of sluggish sales at Kiosk, a station shop targeting commuters, operating revenues, inclusive of intergroup transactions, remained at approximately the same level as the previous year, at ¥111.5 billion, while operating income slid 5.1%, to ¥2.6 billion.

3) Real Estate

Seeking to effectively utilize its real estate holdings by development in and around stations and adjusting the composition of tenants, JR-West has opened a mini station building, which serves as a shopping complex of restaurants and services, at Yamashina Station and reopened *Station Plaza Tennoji*, a Tennoji Station shopping center, and *Liv*, at the Sumiyoshi Station Building. As a result of the aforementioned measures, despite a 1.3% drop, to ¥34.0 billion, in operating revenues, inclusive of intergroup transactions, operating income increased 5.5%, to ¥7.9 billion.

4) Other Businesses

In the JR-West Group's business in hotel operations, the Hotel Granvia Kyoto completed a bell monument in the East Square of Kyoto Station, a location that has been used for many wedding ceremonies. In advertising agency services, JR-West overhauled the Umeda Virtual Corridor in the Sakurabashi Subway at Osaka Station and is working to develop other new advertising media. However, a decrease in construction contracts and other factors led to a 0.3% fall, to ¥81.8 billion, in operating revenues in Other Businesses, inclusive of intergroup transactions, and operating income dropped 13.4%, to ¥4.1 billion.

2. Forecast for Fiscal 2003

Economic conditions are expected to worsen. Given this gloomy outlook, the JR-West Group is implementing various measures to make optimal use of operational resources to secure stable revenues and profits and ultimately maximize corporate value.

Consolidated results are forecast as follows:

Operating revenues	¥ 1,167.0 billion
Operating income	¥ 120.0 billion
Recurring profit	¥ 74.0 billion
Net income	¥ 40.0 billion

3. Financial Position

(1) Cash flows from operating activities

In addition to a slight dip in income before taxes and minority interests, due to an increase in tax payments, cash flows from operating activities came to ¥43.4 billion, down ¥17.4 billion from the same period in the previous fiscal year.

(2) Cash flows from investing activities

Due to measures to ensure safe and stable transportation, improvements in transport capabilities, and capital investment in station buildings and department stores, cash flows used in investing activities amounted to ¥30.1 billion, down ¥73.4 billion from a ¥43.2 billion inflow during the same period in the previous fiscal year that was partially attributable to the sale of shares of Japan Telecom stock.

(3) Cash flows from financing activities

A ¥21.2 billion reduction in long-term debt and the payment of dividends resulted in a ¥33.2 billion outflow, down ¥119.4 billion from the same period in the previous fiscal year, in which the sale of shares of Japan Telecom stock was used to reduce long-term debt.

As a result of the aforementioned factors, cash and cash equivalents at the end of the first half of the fiscal year totaled ¥74.0 billion, a ¥19.9 billion year-on-year decrease.

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2002	March 31, 2002	Change from the previous year	September 30, 2001
ASSETS				
Current assets:				
Cash	74,071	94,361	-20,290	94,528
Trade notes receivable	9,687	11,585	-1,898	10,240
Railway fares receivable	12,776	18,383	-5,607	18,942
Accounts receivable	10,950	14,771	-3,821	11,185
Income tax receivable	2	13	-10	2
Marketable securities	2	169	-166	2,838
Inventory	20,111	12,030	8,081	18,483
Deferred tax assets	16,903	16,450	452	16,146
Other current assets	31,964	24,594	7,369	29,896
Less allowance for doubtful accounts	-180	-400	219	-167
Total current assets	**176,289**	**191,960**	**-15,671**	**202,097**
Fixed assets:				
Property, plant and equipment:	**2,061,385**	**2,084,308**	**-22,922**	**2,092,517**
Buildings	1,054,784	1,077,195	-22,410	1,097,642
Machinery, equipment and transport equipment	225,129	221,507	3,621	226,238
Land	680,553	680,850	-297	681,724
Construction in progress	65,196	69,122	-3,926	52,239
Other property, plant and equipment	35,721	35,630	90	34,671
Intangible fixed assets	**9,207**	**7,024**	**2,182**	**8,006**
Consolidation goodwill	378	291	86	-
Other	8,829	6,733	2,096	8,006
Investments and other assets:	**134,983**	**133,420**	**1,563**	**155,785**
Investment securities	58,615	60,892	-2,277	77,453
Contribution to a welfare annuity	-	-	-	4,341
Deferred tax assets	56,512	51,641	4,871	51,445
Other investments and assets	20,811	21,814	-1,002	22,945
Less allowance for doubtful accounts	-955	-927	-27	-401
Total fixed assets	**2,205,576**	**2,224,753**	**-19,176**	**2,256,308**
Deferred assets	**56**	**73**	**-17**	**122**
Total assets	**2,381,922**	**2,416,787**	**-34,865**	**2,458,528**

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2002	March 31, 2002	Change from the previous year	September 30, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Trade notes payable	31,075	39,101	-8,025	30,027
Short-term loans	4,804	7,694	-2,890	9,147
Current portion of long-term debt	75,852	45,670	31,182	48,583
Current portion of long-term payables to acquisition of railway properties	34,877	34,708	168	32,153
Accounts payable	51,391	82,951	-31,560	65,811
Accrued consumption tax	6,908	7,895	-987	8,121
Accrued income tax	23,229	30,093	-6,864	33,450
Railway deposits received	5,068	7,762	-2,693	6,545
Deposits received	20,292	26,239	-5,946	32,674
Prepaid railway fares received	33,504	28,401	5,102	32,950
Advances received	108,323	74,832	33,491	99,501
Less allowance for bonuses	39,241	40,378	-1,136	40,399
Reserve for compensation of completion of construction	39	40	-1	42
Reserve for repairs due to natural disaster	-	-	-	2,137
Other current liabilities	26,186	25,665	520	26,454
Total current liabilities	**461,794**	**451,434**	**10,360**	**468,001**
Long-term liabilities:				
Bonds	215,000	215,000	-	200,000
Long-term debt	309,774	351,402	-41,627	350,182
Long-term payables of acquisition of railway properties	600,224	611,178	-10,954	635,106
Long-term payables for leased railway facilities	43,826	40,836	2,990	37,087
Deferred tax liabilities	1,390	1,833	-442	2,421
Retirement allowances for employees	183,731	190,811	-7,079	218,706
Reserve for repairs on concrete structures	5,242	9,650	-4,407	12,584
Consolidation adjustment	-	-	-	87
Other long-term liabilities	113,117	114,298	-1,181	119,670
Total long-term liabilities	**1,472,308**	**1,535,011**	**-62,703**	**1,575,847**
Total liabilities	**1,934,103**	**1,986,446**	**-52,342**	**2,043,848**
Minority interest	**19,198**	**18,861**	**337**	**16,806**
Shareholders' equity				
Capital stock	100,000	100,000	-	100,000
Capital surplus	55,000	55,000	-	55,000
Consolidated retained earnings	268,647	250,513	18,133	233,695
Evaluation differences on other securities	4,973	5,966	-993	9,178
Total shareholders' equity	**428,620**	**411,480**	**17,140**	**397,873**
Total liabilities, minority interest, and shareholders' equity	**2,381,922**	**2,416,787**	**-34,865**	**2,458,528**

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	Six months ended September 30, 2002	Six months ended September 30, 2001	Change from the previous interim period	Year ended March 31, 2002
Operating revenues	**579,642**	**593,572**	**-13,929**	**1,190,610**
Operating expenses:				
Transportation and other services and cost of sales	436,769	446,541	-9,771	911,241
Selling, general and administrative expenses	76,406	81,510	-5,104	161,719
	513,175	**528,051**	**-14,875**	**1,072,960**
Operating income	**66,466**	**65,520**	**946**	**117,649**
Nonoperating revenues:				
Interest	19	212	-192	243
Dividend	210	287	-76	319
Amortization of consolidated difference	-	276	-276	530
Equity in earnings of affiliates	-	460	-460	720
Other	1,007	1,533	-525	6,465
	1,238	**2,769**	**-1,531**	**8,279**
Nonoperating expenses:				
Interest	24,863	28,786	-3,922	54,380
Equity in losses of affiliates	568	-	568	-
Other	296	552	-256	1,507
	25,728	**29,339**	**-3,610**	**55,887**
Recurring profit	**41,976**	**38,950**	**3,025**	**70,041**
Extraordinary profits:				
Proceeds from construction contract	2,927	3,802	-875	30,963
Gain on investment securities	8	54,480	-54,472	68,488
Other	1,775	3,546	-1,770	9,783
	4,711	**61,829**	**-57,118**	**109,235**
Extraordinary losses:				
Loss on reduction entry of proceeds from construction	2,850	3,736	-886	28,837
Loss on transfer of debt	-	23,178	-23,178	23,178
Repair expenses for elevated track of Shinkansen	-	15,872	-15,872	15,872
Loss on investment securities	38	239	-201	9,072
Loss on transfer of travel business	-	7,747	-7,747	7,747
Other	1,987	7,325	-5,338	11,321
	4,875	**58,100**	**-53,224**	**96,030**
Income before income taxes	**41,811**	**42,680**	**-868**	**83,246**
Corporation, inhabitants and enterprise taxes	22,590	33,422	-10,831	48,366
Income taxes |deferred	-4,971	-15,532	10,560	-14,156
Minority interests in earnings of consolidated subsidiaries	910	1,054	-144	3,499
Net income	**23,282**	**23,735**	**-453**	**45,537**

APPROPRIATION OF CONSOLIDATED RETAINED EARNINGS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2002	March 31, 2002	Change from the previous year	September 30, 2001
Capital surplus at beginning of the period	**55,000**	**55,000**	**-**	**55,000**
Capital surplus at the end of the period	**55,000**	**55,000**	**-**	**55,000**
Retained earnings at beginning of the period	**250,513**	**214,990**	**35,523**	**214,990**
Increase in retained earnings	**23,282**	**45,643**	**-22,361**	**23,825**
Net income	23,282	45,537	-22,254	23,735
Increase in retained earnings due to a merger between a consolidated subsidiary and an affiliate	-	106	-106	89
Appropriations of retained earnings	**5,148**	**10,120**	**-4,971**	**5,120**
Cash dividends	5,000	10,000	-5,000	5,000
Directors' bonuses	148	120	28	120
[Including corporate auditors' bonuses]	(22)	(17)	(4)	(17)
Retained earnings at the end of the period	**268,647**	**250,513**	**18,133**	**233,695**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2002	September 30, 2001	Change from the previous year	March 31, 2002
I. Cash flows from operating activities				
Income before income taxes adjustments	41,811	42,680	-868	83,246
Depreciation and amortization	54,879	56,466	-1,586	115,160
Loss on reduction entry of fixed assets	2,850	3,736	-886	28,837
Loss from disposal of fixed assets	2,253	1,322	930	9,284
Loss on write-down of investment securities	38	239	-201	9,072
Amortization of consolidation differences	38	-276	315	-530
Increase (decrease) in allowance for doubtful accounts	-191	60	-252	818
Decrease (Increase) in allowance for retirement benefits	-7,079	-12,407	5,327	-40,302
Decrease in allowance for bonuses	-1,136	-601	-535	-622
Increase (decrease) in other reserves	-4,408	14,753	-19,162	9,813
Interest and dividends receivable	-230	-499	268	-562
Interest expenses	24,863	28,781	-3,917	54,380
Investment income from accounted for by the equity method	568	-460	1,028	-720
Contributions for the construction of railway facilities receivable	-2,927	-3,802	875	-30,963
Decrease in accounts receivable	13,548	11,458	2,090	3,925
Increase (decrease) in inventories	-8,081	-6,151	-1,929	302
Increase (decrease) in accounts payable	-11,622	4,107	-15,730	-4,990
Decrease in accrued consumption tax	-987	-690	-297	-915
Other	-6,570	-29,798	23,228	-43,465
Sub-total	97,613	108,918	-11,304	191,767
Interest and dividends received	222	562	-340	560
Interest paid	-24,922	-28,850	3,927	-54,713
Income taxes paid	-29,454	-19,827	-9,627	-38,129
Income taxes refunded	10	115	-104	105
Net cash provided by operating activities	**43,469**	**60,919**	**-17,449**	**99,590**
II. Cash flows from investing activities				
Cash placed in time deposits (maturities of more than 3 months)	-3	-3,560	3,557	-3,530
Cash withdrawn from time deposits (maturities of more than 3 months)	358	3,811	-3,453	5,328
Purchases of property, plant and equipment	-50,746	-50,474	-271	-120,277
Proceeds from sales of property, plant and equipment	591	399	191	7,333
Receipts of contributions for the construction of railway facilities	20,550	22,092	-1,542	41,658
Purchases of investment securities	-811	-502	-309	-867
Proceeds from sales of investment securities	23	71,575	-71,552	87,735
Increase in loans	-144	-36	-107	-795
Collections of loans and advances	317	92	225	313
Other	-334	-136	-197	893
Net cash used in investing activities	**-30,199**	**43,260**	**-73,460**	**17,790**
III. Cash flows from financing activities				
Change in short-term borrowings, net	-3,890	-4,729	839	-6,182
Increase in long-term debt	-	1,414	-1,414	39,117
Repayment of long-term debt	-10,445	-33,478	23,032	-72,856
Proceeds from issuance of bonds	-	-	-	15,000
Long-term payables of acquisition of railway properties	-10,785	-87,589	76,803	-108,961
Cash dividends	-5,004	-5,005	0	-10,009
Payment of cash dividends to minority interests	-125	-125	-	-125
Other	-3,000	-23,178	20,178	-23,178
Net cash used in financing activities	**-33,251**	**-152,691**	**119,440**	**-167,196**
IV. Change in cash and cash equivalents, net	**-19,981**	**-48,511**	**28,530**	**-49,814**
V. Cash and cash equivalents at beginning of the period	**94,023**	**143,781**	**-49,758**	**143,781**
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	**-**	**36**	**-36**	**56**
VII.Cash and cash equivalents at end of the period	**74,042**	**95,307**	**-21,264**	**94,023**

SEGMENT INFORMATION

1. Information by business segment

Six months ended September 30, 2001

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	428,807	96,369	28,851	39,543	593,572	-	593,572
Intergroup operating revenues and transfers	8,057	15,225	5,598	42,561	71,443	(71,443)	-
Total sales	436,865	111,595	34,450	82,104	665,015	(71,443)	593,572
Operating expenses	386,543	108,826	26,935	77,264	599,569	(71,518)	528,051
Operating income	50,321	2,768	7,514	4,840	65,445	74	65,520

Six months ended September 30, 2002

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	417,579	95,255	28,556	38,252	579,642	-	579,642
Intergroup operating revenues and transfers	7,705	16,291	5,459	43,566	73,024	(73,024)	-
Total sales	425,284	111,547	34,016	81,819	652,667	(73,024)	579,642
Operating expenses	373,757	108,918	26,090	77,625	586,393	(73,217)	513,175
Operating income	51,526	2,628	7,925	4,193	66,273	193	66,466

Fiscal 2002 (April 1, 2001 to March 31, 2002)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	852,188	195,262	57,693	85,464	1,190,610	-	1,190,610
Intergroup operating revenues and transfers	16,010	32,342	11,228	100,174	159,756	(159,756)	-
Total sales	868,199	227,605	68,922	185,639	1,350,366	(159,756)	1,190,610
Operating expenses	779,797	222,829	53,559	175,821	1,232,007	(159,047)	1,072,960
Operating income	88,401	4,776	15,363	9,817	118,358	(708)	117,649

Notes: 1. Fractional sums less than ¥1 million have been omitted.

2. Method of defining business segments: With the standard breakdown of Japanese manufacturers as a base, business segments have been determined in a way that shows as precisely and accurately as possible the actual diversity of present business conditions.

3. Main activities of business segments

Transportation: railways, ferries, buses

Sales of goods and food services: department store, sales of food and beverages, wholesale of various goods, etc.

Real estate business: lending and leasing of real estate, operation of shopping center

Other: hotels, advertising sales of goods, construction, etc.

2. Information by location

As there were no overseas subsidiaries in fiscal 2002 or 2003, this item was not included.

3. Overseas sales

As there were no overseas sales in fiscal 2002 or 2003, this item was not included.

FLASH REPORT (NON-CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Shojiro Nan-ya

For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Date for Convening the Board of Directors Meeting for Approval of the Non-Consolidated Financial Statements: November 8, 2002

Interim dividends: Yes

Date of payment of interim dividends: December 10, 2002

Unit stock system: No

1. Results for six months ended September 30, 2002

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the previous interim period)		**Operating income** (% change from the previous interim period)		**Recurring profit** (% change from the previous interim period)	
	Millions of yen		Millions of yen		Millions of yen	
Six months ended September 30, 2002	426,086	(-2.7)	56,241	(1.2)	33,632	(11.9)
Six months ended September 30, 2001	437,721	(-1.2)	55,588	(-12.8)	30,044	(-12.7)
Year ended March 31, 2002	869,887		99,533		54,092	

	Net income (% change from the previous interim period)		**Net income per share**
	Millions of yen		Yen
Six months ended September 30, 2002	19,835	(3.0)	9,917.81
Six months ended September 30, 2001	19,250	(0.9)	9,625.04
Year ended March 31, 2002	32,546		16,273.31

Notes: 1. Average number of shares outstanding during period:

Six months ended September 30, 2002: 2,000,000 shares

Six months ended September 30, 2001: 2,000,000 shares

Year ended March 31, 2002: 2,000,000 shares

2. There were no changes in accounting policies.

3. Percentages indicate year-on-year increase/(decrease) in operating revenues, operating income, recurring profit, and net income.

(2) Dividends

	Interim dividends per share	**Dividends per share for the fiscal years**
	Yen	Yen
Six months ended September 30, 2002	2,500.00	-
Six months ended September 30, 2001	2,500.00	-
Year ended March 31, 2002	-	5,000.00

Note: Dividends of this period include no commemorative dividend and no special dividend.

(3) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Six months ended September 30, 2002	2,125,081	402,967	19.0	201,483.84
Six months ended September 30, 2001	2,147,575	382,920	17.8	191,460.31
Year ended March 31, 2002	2,135,756	388,662	18.2	194,331.30

Note: Number of shares outstanding at period end:

Six months ended September 30, 2002: 2,000,000 shares

Six months ended September 30, 2001: 2,000,000 shares

Year ended March 31, 2002: 2,000,000 shares

2. Forecast for fiscal 2003 (April 1, 2002 to March 31, 2003)

	Operating revenues	Recurring profit	Net income	Dividends per share for the fiscal year	
				Year end dividends	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
Fiscal year	850,500	60,000	34,200	2,500.00	5,000.00

(Reference) Net income per share for the fiscal year is forecast to be ¥17,100.00.

NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2002	March 31, 2002	Change from the previous year	September 30, 2001
ASSETS				
Current assets:				
Cash	44,144	49,687	-5,542	34,486
Railway fares receivable	12,349	18,019	-5,670	18,582
Accounts receivable	7,223	10,398	-3,175	9,257
Accrued income	2,909	4,950	-2,040	2,869
Short-term loans	10,650	830	9,820	7,050
Real estate for sale	108	121	-13	337
Materials and supplies	5,961	2,942	3,019	5,054
Prepaid expenses	4,093	1,914	2,178	4,411
Deferred tax assets	13,623	12,618	1,005	13,435
Other current assets	9,748	7,600	2,147	12,258
Less allowance for doubtful accounts	-117	-267	150	-103
Total current assets	**110,695**	**108,816**	**1,878**	**107,639**
Fixed assets:				
Railway	1,585,504	1,598,106	-12,602	1,595,429
Ferry	201	214	-13	229
Other operations	62,708	64,539	-1,830	77,688
Related business	90,175	91,010	-834	94,073
Construction in progress	64,806	68,834	-4,027	52,149
Investments and advances:	**210,989**	**204,233**	**6,755**	**220,366**
Investment securities	23,363	23,968	-605	38,972
Stocks of subsidiaries	120,176	119,718	457	116,531
Long-term loans	8,494	5,425	3,068	4,393
Long-term prepaid expense	2,655	3,008	-352	3,291
Contribution to a welfare annuity	-	-	-	4,337
Deferred tax assets	49,368	45,083	4,285	44,093
Other investments and advances	7,628	7,709	-81	8,939
Less allowance for doubtful accounts	-696	-680	-15	-192
Total fixed assets	2,014,385	2,026,939	**-12,553**	**2,039,936**
Total assets	**2,125,081**	**2,135,756**	**-10,674**	**2,147,575**

NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2002	March 31, 2002	Change from the previous year	September 30, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term borrowings	57,092	42,663	14,429	22,900
Current portion of long-term debt	67,568	33,760	33,808	38,056
Current portion of long-term payables to the acquisition of railway properties	34,877	34,708	168	32,153
Current portion of long-term payables	1,168	3,946	-2,778	1,168
Accounts payable	60,764	98,394	-37,629	75,060
Accrued expenses	13,310	13,660	-349	13,492
Accrued consumption tax	5,470	4,985	484	6,602
Accrued income tax	19,633	25,431	-5,798	29,577
Railway deposits received	5,775	8,393	-2,618	7,305
Deposits	12,216	15,706	-3,490	23,983
Prepaid railway fares received	33,403	28,328	5,075	32,848
Deposits received	105,653	72,914	32,738	97,388
Advance payments received	1,417	441	976	1,165
Allowance for bonuses	32,524	33,916	-1,391	34,282
Reserve for repairs due to natural disaster	-	-	-	2,137
Other current liabilities	58	303	-245	91
Total current liabilities	**450,933**	**417,553**	**33,380**	**418,212**
Long-term liabilities:	215,000	215,000	-	200,000
Bonds	198,785	236,873	-38,088	229,953
Long-term debt	600,224	611,178	-10,954	635,106
Long-term payables of acquisition of railway properties	29,427	30,011	-584	14,740
Long-term payables	43,826	40,836	2,990	37,087
Long-term payables for leased railway facility	173,681	180,892	-7,211	208,686
Retirement allowances for employees	5,242	9,650	-4,407	12,584
Reserve for repairs on concrete structures	4,991	5,097	-105	8,284
Other long-term liabilities	1,271,179	1,329,540	-24,980	1,346,442
Total long-term liabilities	**1,722,113**	**1,747,093**	**-58,360**	**1,764,655**
Total liabilities				
Shareholders' equity:				
Capital stock	**100,000**	**100,000**	-	**100,000**
Capital surplus	**55,000**	**55,000**	-	**55,000**
Capital reserve	**55,000**	**55,000**	-	**55,000**
Retained earnings:	**244,858**	**230,102**	**14,755**	**221,806**
Earned legal surplus	11,327	11,327	-	11,327
Voluntary reserves	172,820	150,000	22,820	150,000
Reserved for advanced depreciation on property	2,820	-	2,820	-
Other reserves	170,000	150,000	20,000	150,000
Unappropriated retained earnings	60,710	68,775	-8,065	60,478
Evaluation differences on other securities	3,109	3,559	-450	6,114
Total shareholders' equity	402,967	**388,662**	14,305	**382,920**
Total liabilities and shareholders' equity	**2,125,081**	**2,135,756**	**-10,674**	**2,147,575**

NON-CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2002	September 30, 2001	Change from the previous year	March 31, 2002
Operating revenues:				
Transportation	379,731	388,338	-8,607	770,259
Transportation incidentals	11,752	12,028	-276	24,609
Other operations	9,271	9,254	17	18,385
Travel Business	902	5,136	-4,233	6,452
Miscellaneous	24,428	22,962	1,466	50,179
	426,086	**437,721**	**-11,634**	**869,887**
Operating expenses:				
Personnel costs	151,760	168,250	-16,489	330,540
Non personnel costs	135,054	132,836	2,218	281,266
Energy costs	20,253	20,528	-274	39,233
Maintenance costs	55,613	53,920	1,693	116,878
Miscellaneous costs	59,187	58,387	799	125,154
Rental payments for JRCPC. etc	15,765	15,876	-111	31,389
Taxes	20,853	17,489	3.364	30,042
Depreciation	46,411	47,679	-1,268	97,115
	369,845	**382,132**	**-12,286**	**770,354**
Operating income	**56,241**	**55,588**	**652**	99,533
Non operating revenues	1,089	1,775	-686	6,263
Non operating expenses	23,697	27,318	-3,620	51,703
Recurring profit	**33,632**	**30,044**	**3,587**	54,092
Extraordinary profit	3,506	60,447	-56,940	105,142
Extraordinary loss	3,166	57,609	-54,442	99,677
Income before income taxes	**33,972**	**32,882**	**1,089**	59,557
Income taxes-current	19,097	29,560	-10,462	41,243
Income taxes-deferred	-4,961	-15,927	10,966	-14,232
Net income	**19,835**	**19,250**	**585**	**32,546**
Retained earnings carried forward from the previous period	40,874	41,228	-354	41,228
Interim dividends	-	-	-	5,000
Unappropriated retained earnings	**60,710**	**60,478**	**231**	68,775

Supplemental Financial Data

1. Forecast for fiscal 2003 (Consolidated Basis)

	Forecast for fiscal 2003	March 31, 2002	Change from the previous year
	Billions of yen	Billions of yen	Billions of yen
Operating revenues	1,167.0	1,190.6	-23.6
Operating income	120.0	117.6	2.3
Recurring profit	74.0	70.0	3.9
Net income	40.0	45.5	-5.5

2. Earnings forecast by segment for fiscal 2003 (Consolidated Basis)

	Transportation	Sales of goods and food services	Real estate business	Other
	Billions of yen	Billions of yen	Billions of yen	Billions of yen
Operating revenues	848.5	226.0	67.8	184.8
Operating income	93.2	3.9	15.0	8.6

3. Forecast for fiscal 2003 (Non-Consolidated Basis)

	Forecast for fiscal 2003	March 31, 2002	Change from the previous year
	Billions of yen	Billions of yen	Billions of yen
Operating revenues (Transportation)	850.5 (753.2)	869.8 (770.2)	-19.3 (-17.0)
Operating income	103.0	99.5	3.4
Recurring profit	60.0	54.0	5.9
Net income	34.2	32.5	1.6

4. Other detailed data

(Number of persons, Billions of yen, %)

	September 30, 2002		September 30, 2001		Forecast for fiscal 2003	
	Consolidated Basis	Non-Consolidated Basis	Consolidated Basis	Non-Consolidated Basis	Consolidated Basis	Non-Consolidated Basis
Head count at end of period (Includes staff seconded to other companies)	42,856 -	29,283 (35,415)	45,526 -	31,549 (38,339)	- -	- -
Retirement payment costs	30.1	28.6	31.3	30.1	-	57.0
Number of employees entitled to retirement payment	1,781	1,258	2,558	2,014	-	2,576
Maintenance costs	-	55.6	-	53.9	-	124.5
Depreciation	54.8	46.4	56.4	47.6	112.6	94.7
Financial expenses, net	-24.6	-23.0	-28.2	-26.3	-49.4	-46.6
Interest and dividend income	0.2	0.4	0.4	0.7	0.2	0.5
Interest expenses	-24.8	-23.5	-28.7	-27.1	-49.6	-47.1
Capital expenditures	39.1	31.3	38.1	32.3	113.6	92.0
Own funds	31.9	24.1	29.4	23.5	113.6	92.0
Long-term debt and payables	1,236.7	1,147.0	1,266.0	1,151.1	1,220.0	1,135.0

Notes: 1. Figures less than ¥100 million have been omitted.

2. The number of employees on a consolidated and non-consolidated basis refers to regular staff only.

5. Comparison with numeric targets of Medium-Term Management

			September 30, 2002	Forecast for fiscal 2003	Medium-Term Management Targets (Fiscal 2006)
Operating income ROA	(consolidated)	%	2.8	4.9	5.4
Operating income	(consolidated)	Billions of yen	66.4	120.0	130.0
Net income	(consolidated)	Billions of yen	23.2	40.0	50.0
Long-term debt	(consolidated)	Billions of yen	1,236.7	1,220.0	1,100.0
Long-term debt	(non-consolidated)	Billions of yen	1,147.0	1,135.0	1,000.0
Head count at the start of the fiscal year	(non-consolidated)	People	36,497		32,000

Annex B – A.25

Nov 10, 2003
Last posted on Nov 10, 2003

West Japan Railway Company

Flash Report (Consolidated and Non-Consolidated Basis)



Results for the period ended September 30, 2003

Forward-Looking Statements

Statements made in this release with respect to JR-West's plans, objectives, strategies, beliefs, including any forecasts or projections, and other statements that are not historical facts are forward-looking statements about the future performance of JR-West that are based on management expectations, assumptions, estimates and beliefs in light of the information currently available to it. Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to be different, possibly materially, from the results anticipated in the statements. Potential risks and uncertainties include, without limitation, the following:

- economic recession, deflation, declines in population or other factors that negatively affect our businesses;
- adverse changes in governmental regulations and guidelines;
- service improvements and decreases in price among competitors;
- declines in operating revenues or unexpected increases in costs;
- liability or adverse publicity associated with property or casualty losses; and
- earthquake and other natural disaster risks.

Information for which the date is not specified in this release is as of November 10, 2003. JR-West does not undertake to revise forward-looking statements to reflect future events or circumstances.

The contents of this document were, to be best of our knowledge, current and accurate as of November 10, 2003. However, the passage of time may have rendered the information in this document stale. We will not review this document after its posting on November 10, 2003 to determine whether it remains accurate, and information in this document may have been superseded by subsequent announcements. We disclaim any responsibility to updated, revise or correct this document, whether as a result of new information, future events or otherwise.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President Takeshi Kakiuchi

For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Date for Convening the Board of Directors Meeting for Approval of the Consolidated Financial Statements: November 7, 2003

Adoption of U.S. GAAP: No

1. Results for the six months ended September 30, 2003

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the previous interim period)		Operating income (% change from the previous interim period)		Recurring profit (% change from the previous interim period)	
	Millions of yen		Millions of yen		Millions of yen	
Six months ended September 30, 2003	592,204	(2.2)	62,829	(-5.5)	41,509	(-1.1)
Six months ended September 30, 2002	579,642	(-2.3)	66,466	(1.4)	41,976	(7.8)
Year ended March 31, 2003	1,165,571		122,636		78,739	

	Net income (% change from the previous interim period)		Net income per share	Net income per share after dilution
	Millions of yen		Yen	Yen
Six months ended September 30, 2003	26,867	(15.4)	13,439.57	–
Six months ended September 30, 2002	23,282	(-1.9)	11,646.36	–
Year ended March 31, 2003	41,644		20,740.12	–

Notes: 1. Gain/(loss) on investment in equity method affiliates:

Six months ended September 30, 2003: ¥ 620 million

Six months ended September 30, 2002: ¥ -568 million

Year ended March 31, 2003: ¥ 468million

2. Average number of shares outstanding during period:

Six months ended September 30, 2003: 1,999,115 shares

Six months ended September 30, 2002: 1,999,115 shares

Year ended March 31, 2003: : 1,999,115 shares

3. There were no changes in accounting policies.

4. Percentages indicate increase/(decrease) in operating revenues, operating income, recurring profit, and net income relative to previous semiannual period.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Six months ended September 30, 2003	2,404,612	463,317	19.3	231,761.51
Six months ended September 30, 2002	2,381,922	428,620	18.0	214,241.36
Year ended March 31, 2003	2,432,713	440,556	18.1	220,284.84

Note: Number of shares outstanding at period end(Consolidated basis):

Six months ended September 30, 2003: 1,999,115 shares

Six months ended September 30, 2002: 1,999,115 shares

Year ended March 31, 2003: 1,999,115 shares

(3) Cash flows

	Operating activities	Investing activities	Financing activities	Cash at end of the six months
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Six months ended September 30, 2003	36,020	-49,268	-18,739	58,121
Six months ended September 30, 2002	43,469	-30,199	-33,251	74,042
Year ended March 31, 2003	130,222	-63,392	-71,543	89,310

(4) Number of subsidiaries and affiliates

Consolidated subsidiaries: 66

Unconsolidated subsidiaries: 0

Affiliates accounted for by the equity method: 4

(5) Changes in the scope of consolidation

The number of consolidated companies added: 2
The number of consolidated companies removed: 0
The number of equity method affiliates added: 0
The number of equity method affiliates removed: 0

Forecasts for fiscal 2004 (April 1, 2003 to March 31, 2004)

	Operating revenues	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Fiscal year	1,205,600	84,800	49,800

(Reference) Consolidated net income per share for the fiscal year is forecast to be ¥24,819. 65

The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

Please see p.6 of the attached document for more information regarding the aforementioned forecasts.

(1) BASIC MANAGEMENT POLICIES

1. Management Policy

The West Japan Railway Company Group companies (the JR-West Group) are principally engaged in railway operations. Complementary operations in sales of goods and food services and real estate are undertaken with the aim of providing services primarily to the JR-West Group's railway passengers and leveraging the commercial potential of station premises and surrounding properties.

In the execution of these various operations and in line with basic management policy, West Japan Railway Company (JR-West) and its affiliated companies are working together to realize optimal use of their corporate resources and enhanced competitive strength in their markets. At the same time, they have steadily worked to reinforce their operating structures through focused and effective capital investments and reconfiguring administrative and operational systems for increased efficiency.

Amid today's difficult operating environment, JR-West will strive to increase corporate value and maximize the consolidated profit levels of the JR-West Group as a whole. Toward this goal, JR-West will accurately identify market trends while implementing all possible measures and enhance competitive strength in a strategic and timely manner by achieving optimal use of corporate resources.

2. Basic Policy Regarding the Distribution of Profits

JR-West's basic policy is to make stable dividend payments while securing adequate internal capital reserves to maintain a management foundation that is capable of supporting stable, long-term growth.

3. Medium-Term Management Strategy

In November 2001, the JR-West Group established new medium-term management targets for fiscal 2002 to fiscal 2006. Under the collective title "The Second Stage of Railway Revitalization," these targets set the following basic policies:

1. Enhance the security and reliability we offer to our customers
2. Contribute to the advancement and development of society and the economy, with the railway as our core business
3. Increase corporate value and live up to the expectations of our shareholders
4. Strive for business operations that are friendly to the global environment

The following are JR-West's numerical targets for 2006:

1. Operating income ROA (Return on Assets): 5.4% (Consolidated)
2. Net income ROE (Return on Equity): 9.6% (Consolidated)
3. Operating income: ¥130.0 billion (Consolidated)
4. Net income: ¥50.0 billion (Consolidated)
5. Long-term debt: ¥1,100.0 billion (Consolidated), ¥1,000.0 billion (Non-consolidated)
6. Number of employees at the start of the fiscal year: 32,000 (Non-consolidated)

The forecasts of fiscal 2006 in the medium-term management strategy as described in the above was originally released by the JR West Group as of November 13, 2001. In light of the economic and other developments, such as the decline in transportation revenues, the consolidation of Nippon Travel Agency Co., Ltd., effects of ongoing initiatives for fiscal 2004 (i.e. the Shinkansen timetable revisions, the introduction of ICOCA IC card and the urban network timetable revisions), the progress of the NexStation Plan and the plan of the Osaka Station North Building development project, since the original released of the forecasts, the JR West Group may review, revise and update the medium-term management strategy later.

4. Management Issues

The operating environment surrounding the JR-West Group is expected to remain challenging, owing to such factors as the lingering uncertain outlook for the Japanese economy, a decline in the size of Japan's labor force due to a declining birth rate and an aging population, and intensifying competition from rival transportation operations.

Against this background, the JR-West Group aims to maintain or raise its profitability by providing value-added products and services that take into account societal changes and customer needs. In addition, JR-West intends to reinforce its operational structure by reconfiguring administrative and operational systems and steadily implementing a variety of cost-cutting strategies, including the reduction of engineering expenses, and is making utmost efforts to meet the needs of its customers and shareholders for years to come. JR-West will also take all possible measures to facilitate the sale of all of its shares held by the Japan Railway Construction Public Corporation.

JR-West will drive forward with ongoing initiatives in both employee training and railway infrastructure designed to ensure the safety and stability crucial to its core railway operations and will take all measures to prevent accidents on its railways. JR-West will also work to maximize the effect of the October 2003 Shinkansen timetable revisions by offering expanded *Nozomi* train services on the Tokaido and Sanyo Lines and increasing the number of stops on these routes, reducing the additional *Nozomi* train fare and establishing non-reserved seating on *Nozomi* trains. At the same time, JR-West will develop its DISCOVER WEST Campaign to expand demand for travel from Tokyo to western Japan. Regarding Urban Network Services, in November 2003, JR-West will launch a new ICOCA IC card compatible ticket gate system, and in December 2003, JR-West will add rolling stock mainly to the JR Kobe and Takarazuka Lines as well as increasing the number of train departures during morning and evening rush hours as part of efforts to enhance Special Rapid and Rapid services.

Meanwhile, in its Sales of Goods and Foods Services, JR-West is discussing the development and remodeling of the Osaka Station North Building, developing the Osaka Station East Exit and Takatsuki Station North Exit areas in line with its NexStation Plan, which is aimed at bolstering stations' competitiveness and taking other initiatives designed to achieve optimal use of the JR-West Group's management assets to further improve its operating base as it strives to expand sales and profits of the JR-West Group.

JR-West will also leverage its Shanghai office, which was established in September 2003, to generate tourism demands in China for western Japan as part of efforts to pursue the development of new areas of business that match market changes as well as evolving user needs.

1. Corporate Governance Policy

JR-West endeavors to maximize shareholder value through competitive and efficient operations. JR-West recognizes that solid corporate governance is vital, and its efforts in this area include restructuring the Board of Directors.

To reinforce the supervisory function of the Board of Directors and accelerate the decision-making process, JR-West reduced the number of directors, there by facilitating active debate. It also introduced a corporate executive officer system and shifted the responsibility of executing operations from the directors to executive officers, enabling directors to concentrate their efforts on decision making.

In addition to such reforms, since its establishment, JR-West has welcomed individuals from outside the Company who possess outstanding management prowess and considerable insight to serve as directors, and it has received valuable administrative advice from such individuals. At present, two of JR-West's nine directors and three of its four auditors are from the outside. Proactively bringing on board directors with standpoints independent of the Company promotes the transparency of its operations.

(3) Performance Highlights

Despite signs of improvement in several sectors of the Japanese economy, operating conditions continued to intensify, owing primarily to bleak employment conditions coupled with slack consumer spending.

In this setting, the JR-West Group is placing emphasis on the current fiscal year as it marks the midway point of its five-year medium-term management targets. In its efforts to achieve these targets, the Group has developed various policies designed to strengthen its operational structure, to raise profits, particularly in its core railway business, and to make more efficient use of its assets.

During fiscal 2004 two subsidiaries, JR West Japan Transportation Service Co., Ltd. and Hakushin Sharyo Industries Co., Ltd., were added as consolidated subsidiaries and the statements of income of Nippon Travel Agency Co., Ltd., were added to the scope of consolidated accounting.

As a result, the JR-West Group achieved the following consolidated results for the first half of fiscal 2004: operating revenues of ¥592.2 billion, up 2.2% from the same period of the previous fiscal year; operating income of ¥62.8 billion, down 5.5% from the previous year; recurring profit of ¥41.5 billion, down 1.1% from the previous year; and net income after taxes of ¥26.8 billion, up 15.4% from the previous year.

1. Results by Business Segment (Consolidated Basis)

(1) Transportation Operations

JR-West makes concerted, ongoing efforts in both employee education and railway infrastructure to ensure the safety and stability of its transportation services, which we recognize as a top priority. Specific measures include the introduction of a "Safety Promotion Day", the 15th of each month, to promote a high level of safety awareness throughout the JR-West Group, practical education and training that leverages our training centers to enhance the capabilities of each and every employee, and railway infrastructure improvements, including the upgrading of train radios.

In its railway operations, JR-West added 700 series rolling stock to its Sanyo Shinkansen services, introduced new multiple Shinkansen ticket booklets that can be used for travel on *Nozomi*, *Hikari*, or *Kodama* trains, and steadily implemented other measures designed to maximize the October 2003 timetable revisions, which were primarily focused on increasing the number of Nozomi departures. At the same time, JR-West worked to enhance the convenience and bolster the competitiveness of its services through such initiatives as continuing to switch from a five-to-a-row to a four-to-a-row seating pattern on *Kodama* trains. On its conventional lines, JR-West worked to enhance its Urban Network services by introducing a new limited express service—Biwako Express—during commuting hours and endeavored to improve the convenience of its intercity services by replacing limited express *Shirasagi* trains with new models. Furthermore, JR-West engaged in proactive marketing activities, offering walking events and hiking maps related to an extremely popular NHK TV drama series as well as continuing to develop the Kanmon Kaikyo Monogatari Campaign.

JR-West's efforts in customer service include upgrading its system for responding to inquiries by integrating its call centers in Kyoto, Osaka, and Kobe with the establishment of the JR-West Information Center.

Regarding global environmental issues, JR-West worked to reduce its impact on the environment through such ongoing initiatives as the introduction of energy-saving trains and the recycling of used materials.

In bus operations, JR-West streamlined its regular and chartered bus services; on the other hand it expanded such highway bus services as the *Keihin Kibi Dream* and the *Tokaido Afternoon Limited Express Kyoto* and launched a service enabling bus tickets to be purchased via the Internet as part of efforts to improve convenience.

Nevertheless, operating revenues for Transportation Operations declined 2.0%, to ¥416.8 billion, due to decreased railway operation revenues, and operating income dipped 0.9%, to ¥51.0 billion.

(2) Sales of Goods and Food Services

JR-West worked to bolster its retail operations within stations by introducing "Daily · In" mini-convenience stores at four stations, including Osaka Station; opening a rice ball specialty shop, "Omu.com," at Shin-Osaka Station, and opening a side dish take-out shop, "Kitashinchi Genmaiya Kitchen," at Itami Station. Moreover, JR-West completed the floor expansion and remodeling of the JR Kyoto Isetan department store, which has enjoyed ongoing popularity since its opening, and is working to enhance the products and services offered by the women's fashion department.

As a result, operating revenue increased 0.4%, to ¥112.0 billion, and operating income jumped 7.7%, to ¥2.8 billion, compared with the same period of the previous fiscal year.

(3) Real Estate

JR-West worked to develop its operations in and around stations and to utilize its assets even more effectively. To this end, JR-West has been making steady progress in its sale of units at its States Gran Koshienguchi Matsunamicho and Park Gran Nishi Okamoto condominium projects; expanded floor space at "Medio Shin-Osaka," a shopping center at Shin-Osaka Station, and "The Cube," a shopping center at Kyoto Station; and opened four new restaurants along "Hakata Ikiiki Road" in the western part of the area below the elevated railway tracks at Hakata Station.

JR-West's real estate business saw operating revenue rise 0.8% from the same period of the previous fiscal year, to ¥34.3 billion, and operating income increase 7.2%, to ¥8.4 billion.

(4) Other Businesses

In JR-West's hotel operations, our efforts to heighten our ability to attract customers included the reopening of the newly remodeled first floor lobby of the Hotel Granvia Osaka. In advertising agency services, JR-West developed advertisements for the walls of the Osaka Station North Building and worked to develop new advertising media. In its travel operations, JR-West established a comprehensive travel site, "Tabi Plaza," designed to offer not only lodging but complete travel arrangements; worked to develop sales strategies that meet customers' needs; and reorganized its network of travel agencies.

Operating revenues in Other Businesses rose 33.9%, to ¥109.5 billion, owing primarily to an increase in newly consolidated subsidiaries. However, operating income declined 94.3%, to ¥0.2 billion, due to seasonal fluctuations in demand in the travel industry and other factors.

2. Forecasts for the Full Fiscal Year ending March 31, 2004

The JR-West Group predicts that its operating environment will remain harsh. Thus, the JR-West Group will implement a variety of measures that leverage management resources to secure stable earnings and profits and, in turn, maximize corporate value.

Consolidated results forecasts for the fiscal year ending March 31, 2004 are as follows:

Operating revenues	¥	1,205.6 billion
Operating income	¥	123.7 billion
Recurring profit	¥	84.8 billion
Net income	¥	49.8 billion

3. Financial Position

(1) Cash flows from operating activities

Although income before income tax adjustments rose, cash flows from operating activities declined ¥7.4 billion from the same period of the previous fiscal year, to ¥36.0 billion, owing primarily to increased cash outflows for payables.

(2) Cash flows from investing activities

Due to measures to ensure safe and stable transportation, improvements in transportation capabilities, and capital investment in the creation of new rolling stock, cash flows used in investing activities amounted to ¥49.2 billion, up ¥19.0 billion.

(3) Cash flows from financing activities

A ¥17.9 billion reduction in long-term debt and the payment of dividends resulted in a ¥18.7 billion outflow, down ¥14.5 billion from the same period of the previous fiscal year.

As a result, cash and cash equivalents at the end of the fiscal period under review totaled ¥58.1 billion, reflecting a ¥31.1 billion decrease.

Cash Flow Indicators

	FY2000	FY2001	FY2002	FY2003	**September 30, 2003**
Equity Ratio (%)	13.6	16.1	17.0	18.1	19.3
Market-based rate of equity ratio (%)	28.6	41.6	41.3	30.8	35.7
Number of years of extinguishment of debt	13.7	12.3	10.5	9.7	-
Interest coverage ratio	1.6	1.8	2.2	2.5	2.5

Notes:

Equity ratio: shareholders' equity/total assets

Market-based rate of equity ratio: total market capitalization/total assets

Number of years of extinguishment of debt: interest-bearing debt / (operating income + interest & dividend income)

Interest coverage ratio: (operating income + interest & dividend income) / interest expense

Notes:

1. All of the figures in the above table indices were calculated on a consolidated basis.
2. Total market capitalization was calculated by multiplying the closing stock price at the fiscal year end by the total amount of outstanding stock at the fiscal year end (excluding treasury stock).
3. Interest-bearing debt refers to long-term interest-bearing debt.
4. The number of years of redemption of debt was not recorded for the interim period.

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2003	March 31, 2003	Change from the previous year	September 30, 2002
ASSETS				
Current assets:				
Cash	58,912	90,016	-31,104	74,071
Trade notes receivable	9,312	11,814	-2,502	9,687
Railway fares receivable	15,498	10,952	4,545	12,776
Accounts receivable	29,289	35,025	-5,735	10,950
Income tax receivable	0	546	-545	2
Marketable securities	12	2	10	2
Inventory	23,981	13,988	9,992	20,111
Deferred tax assets	23,654	20,153	3,500	16,903
Other current assets	30,952	32,096	-1,144	31,964
Less allowance for doubtful accounts	-207	-520	312	-180
Total current assets	**191,406**	**214,075**	**-22,669**	**176,289**
Fixed assets:				
Property, plant and equipment:	**2,052,470**	**2,064,287**	**-11,816**	**2,061,385**
Buildings	1,017,162	1,039,369	-22,207	1,054,784
Machinery, equipment and transport equipment	247,011	219,272	27,738	225,129
Land	680,913	681,118	-205	680,553
Construction in progress	67,259	86,083	-18,824	65,196
Other property, plant and equipment	40,124	38,443	1,681	35,721
Intangible fixed assets	**14,041**	**11,629**	**2,411**	**9,207**
Consolidation goodwill	385	437	-52	378
Other	13,655	11,192	2,463	8,829
Investments and other assets:	**146,669**	**142,681**	**3,987**	**134,983**
Investment securities	55,153	55,858	-704	58,615
Deferred tax assets	67,374	61,394	5,980	56,512
Other investments and assets	25,518	26,785	-1,267	20,811
Less allowance for doubtful accounts	-1,377	-1,356	-21	-955
Total fixed assets	**2,213,181**	**2,218,599**	**-5,418**	**2,205,576**
Deferred assets	**24**	**39**	**-14**	**56**
Total assets	**2,404,612**	**2,432,713**	**-28,101**	**2,381,922**

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2003	March 31, 2003	Change from the previous year	September 30, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Trade notes payable	31,847	40,655	-8,807	31,075
Short-term loans	8,114	4,138	3,976	4,804
Current portion of long-term debt	68,168	55,927	12,240	76,852
Current portion of long-term payables to acquisition of railway properties	35,627	35,488	139	34,877
Accounts payable	49,209	90,040	-40,831	51,391
Accrued consumption tax	8,446	4,608	3,837	6,908
Accrued income tax	27,852	24,254	3,598	23,229
Railway deposits received	8,770	4,323	4,446	5,068
Deposits received	59,159	75,426	-16,266	20,292
Prepaid railway fares received	33,699	28,576	5,123	33,504
Advances received	100,653	88,189	12,463	108,323
Less allowance for bonuses	38,259	38,283	-24	39,241
Provision for loss on guarantees	100	100	-	-
Reserve for compensation of completion of construction	39	40	-1	39
Reserve for repairs on concrete structures	504	3,616	-3,111	-
Other current liabilities	30,315	24,287	6,028	26,186
Total current liabilities	**500,769**	**517,956**	**-17,186**	**461,794**
Long-term liabilities:				
Bonds	215,000	215,000	-	215,000
Long-term debt	299,383	318,524	-19,141	309,774
Long-term payables of acquisition of railway properties	564,585	575,774	-11,188	600,224
Long-term payables for leased railway facilities	49,807	46,817	2,990	43,826
Deferred tax liabilities	1,378	1,360	18	1,390
Retirement allowances for employees	176,217	181,763	-5,545	183,731
Reserve for repairs on concrete structures	-	-	-	5,242
Other long-term liabilities	112,055	113,629	-1,573	113,117
Total long-term liabilities	**1,418,429**	**1,452,869**	**-34,440**	**1,472,308**
Total liabilities	**1,919,198**	**1,970,826**	**-51,627**	**1,934,103**
Minority interest	**22,095**	**21,330**	**764**	**19,198**
Shareholders' equity				
Capital stock	100,000	100,000	-	100,000
Capital surplus	55,000	55,000	-	55,000
Consolidated retained earnings	304,342	281,695	22,647	268,647
Evaluation differences on other securities	4,302	4,188	113	4,973
Treasury stock	-327	-327	-	-
Total shareholders' equity	**463,317**	**440,556**	**22,761**	**428,620**
Total liabilities, minority interest, and shareholders' equity	**2,404,612**	**2,432,713**	**-28,101**	**2,381,922**

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	Six months ended September 30, 2003	Six months ended September 30, 2002	Change from the previous interim period	Year ended March 31, 2003
Operating revenues	**592,204**	**579,642**	**12,561**	**1,165,571**
Operating expenses:				
Transportation and other services and cost of sales	432,570	436,769	-4,198	889,386
Selling, general and administrative expenses	96,803	76,406	20,397	153,548
	529,374	**513,175**	**16,198**	**1,042,935**
Operating income	**62,829**	**66,466**	**-3,637**	**122,636**
Nonoperating revenues:				
Interest and Dividend	320	230	89	298
Equity in earnings of affiliates	620	-	620	468
Other	1,185	1,007	178	5,600
	2,126	**1,238**	**888**	**6,368**
Nonoperating expenses:				
Interest	23,156	24,863	-1,707	49,151
Equity in losses of affiliates	-	568	-568	-
Other	290	296	-6	1,113
	23,446	**25,728**	**-2,282**	**50,264**
Recurring profit	**41,509**	**41,976**	**-466**	**78,739**
Extraordinary profits:				
Proceeds from construction contract	16,619	2,927	13,691	29,944
Compensation for expropriation	-	-	--	6,202
Gain on investment securities	6,549	8	6,541	1,852
Other	3,256	1,775	1,481	6,535
	26,425	**4,711**	**21,714**	**44,534**
Extraordinary losses:				
Loss on reduction entry of proceeds from construction	16,523	2,850	13,673	29,593
Loss on reduction entry of compensation for expropriation	-	-	-	6,189
Other	6,448	2,025	4,422	9,869
	22,971	**4,875**	**18,095**	**45,652**
Income before income taxes	**44,963**	**41,811**	**3,151**	**77,622**
Corporation, inhabitants and enterprise taxes	**27,232**	**22,590**	**4,641**	**44,453**
Income taxes—deferred	-9,425	-4,971	-4,454	-9,934
Minority interests in earnings of consolidated subsidiaries	289	910	-620	1,458
Net income	**26,867**	**23,282**	**3,584**	**41,644**

APPROPRIATION OF CONSOLIDATED RETAINED EARNINGS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2003	March 31, 2003	Change from the previous year	September 30, 2002
Capital surplus at beginning of the period	**55,000**	**55,000**	**-**	**55,000**
Capital surplus at end of the period	**55,000**	**55,000**	**-**	**55,000**
Retained earnings at beginning of the period	**281,695**	**250,513**	**31,181**	**250,513**
Increase in retained earnings	**27,830**	**41,644**	**-13,813**	**23,282**
Net income	26,867	41,644	-14,776	23,282
Increase in retained earnings due to addition of consolidated subsidiaries	926	-	926	-
Increase in retained earnings due to a merger between a consolidated subsidiary and an affiliate	36	-	36	-
Appropriation of retained earnings	**5,183**	**10,462**	**-5,279**	**5,148**
Cash dividends	5,000	10,000	-5,000	5,000
Directors' bonuses	183	151	31	148
[Including corporate auditors' bonuses]	(23)	(23)	(0)	(22)
Decrease in retained earnings due to a newly consolidated subsidiary which had been accounted for by the equity method	-	46	46	-
Decrease in retained eamings due to change in ownership ratio of a newly consolidated subsidiary	-	264	-264	-
Retained earnings at end of the period	**304,342**	**281,695**	**22,647**	**268,647**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2003	September 30, 2002	Change from the previous year	March 31, 2003
I. Cash flows from operating activities				
Income before income taxes adjustments	44,963	41,811	3,151	77,622
Depreciation and amortization	55,553	54,879	674	113,040
Loss on reduction entry of fixed assets	16,523	2,850	13,673	29,593
Loss from disposal of fixed assets	2,359	2,253	106	8,603
Loss on write-down of investment securities	27	38	-10	3,509
Amortization of consolidation adjustment	52	38	13	50
Increase (decrease) in allowance for doubtful accounts	-299	-191	-107	138
(Increase) decrease in allowance for retirement benefits	-5,634	-7,079	1,445	-14,836
Decrease in allowance for bonuses	-191	-1,136	945	-2,094
Increase (decrease) in other reserves	-4,013	-4,408	394	-5,864
Interest and dividends receivable	-320	-230	-89	-298
Interest expenses	23,156	24,863	-1,707	49,151
Investment income from accounted for by the equity method	-620	568	-1,189	-468
Contributions for the construction of railway facilities receivable	-16,619	-2,927	-13,691	-29,944
Decrease in accounts receivable	7,148	13,548	-6,399	5,893
(Decrease) increase in inventories	-9,835	-8,081	-1,754	-1,761
Increase (decrease) in accounts payable	-29,930	-11,622	-18,307	3,892
Decrease in accrued consumption tax	3,791	-987	4,778	-3,287
Other	-4,010	-6,570	2,559	-2,677
Sub-total	82,100	97,613	-15,513	230,263
Interest and dividends received	314	222	92	349
Interest paid	-23,231	-24,922	1,691	-49,481
Income taxes paid	-23,163	-29,443	6,279	-50,909
Net cash provided by operating activities	**36,020**	**43,469**	**-7,449**	**130,222**
II. Cash flows from investing activities				
Cash placed in time deposits (maturities of more than 3 months)	-451	-3	-448	-0
Cash withdrawn from time deposits (maturities of more than 3 months)	366	358	8	379
Purchases of property, plant and equipment	-75,565	-50,746	-24,818	-137,715
Proceeds from sales of property, plant and equipment	1,592	591	1,000	5,750
Receipts of contributions for the construction of railway facilities	17,398	20,550	-3,152	42,515
Purchases of investment securities	-616	-811	195	-2,302
Proceeds from sales of investment securities	8,341	23	8,318	3,847
Increases due to changes in the scope of consolidation	-	-	-	25,036
Decrease in loans	-291	-144	-146	-250
Collections of loans and advances	203	317	-113	519
Other	-245	-334	88	-1,171
Net cash used in investing activities	**-49,268**	**-30,199**	**-19,068**	**-63,392**
III. Cash flows from financing activities				
Change in short-term borrowings, net	1,077	-3,890	4,967	-4,156
Increase in long-term debt	36,300	-	36,300	24,700
Repayment of long-term debt	-43,200	-10,445	-32,754	-43,374
Long-term payables of acquisition of railway properties	-11,049	-10,785	-263	-38,571
Cash dividends	-5,004	-5,004	0	-10,015
Payment of cash dividends to minority interests	-112	-125	12	-125
Other	3,249	-3,000	6,249	-
Net cash used in financing activities	**-18,739**	**-33,251**	**14,511**	**-71,543**
IV. Change in cash and cash equivalents, net	**-31,987**	**-19,981**	**-12,006**	**-4,713**
V. Cash and cash equivalents at beginning of the period	**89,310**	**94,023**	**-4,713**	**94,023**
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	**798**	**-**	**798**	**-**
VII.Cash and cash equivalents at end of the period	**58,121**	**74,042**	**-15,921**	**89,310**

SEGMENT INFORMATION

1. Information by business segment

Six months ended September 30, 2002

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	417,579	95,255	28,556	38,252	579,642	-	579,642
Intergroup operating revenues and transfers	7,705	16,291	5,459	43,566	73,024	(73,024)	-
Total sales	425,284	111,547	34,016	81,819	652,667	(73,024)	579,642
Operating expenses	373,757	108,918	26,090	77,625	586,393	(73,217)	513,175
Operating income	51,526	2,628	7,925	4,193	66,273	193	66,466

Six months ended September 30, 2003

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	408,487	95,826	28,478	59,411	592,204	—	592,204
Intergroup operating revenues and transfers	8,405	16,212	5,824	50,123	80,566	(80,566)	—
Total sales	416,892	112,039	34,303	109,534	672,770	(80,566)	592,204
Operating expenses	365,828	109,209	25,807	109,295	610,140	(80,766)	529,374
Operating income	51,064	2,829	8,495	239	62,629	199	62,829

Fiscal 2003 (April 1, 2002 to March 31, 2003)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	831,521	193,083	57,265	83,700	1,165,571	—	1,165,571
Intergroup operating revenues and transfers	15,638	34,491	11,004	107,299	168,434	(168,434)	—
Total sales	847,160	227,574	68,270	191,000	1,334,006	(168,434)	1,165,571
Operating expenses	753,895	223,239	52,149	181,516	1,210,801	(167,865)	1,042,935
Operating income	93,265	4,335	16,120	9,483	123,205	(569)	122,636

Notes: 1. Fractional sums less than ¥1 million have been omitted.

2. Method of defining business segments: With the standard breakdown of Japanese manufacturers as a base, business segments have been determined in a way that shows as precisely and accurately as possible the actual diversity of present business conditions.

3. Main activities of business segments

Transportation: railways, ferries, buses

Sales of goods and food services: department store, sales of food and beverages, wholesale of various goods, etc.

Real estate business: brokerage and leasing of real estate, operation of shopping center

Other: hotels, travel services, sales of goods, construction, etc.

2. Information by location

As there were no overseas subsidiaries in fiscal 2002 or 2003, this item was not included.

3. Overseas sales

As there were no overseas sales in fiscal 2002 or 2003, this item was not included.

FLASH REPORT (NON-CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President Takeshi Kakiuchi

For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Date for Convening the Board of Directors Meeting for Approval of the Non-Consolidated Financial Statements: November 7, 2003

Interim dividends: Yes

Date of payment of interim dividends: December 10, 2003

Unit stock system: No

1. Results for six months ended September 30, 2003

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the previous interim period)		Operating income (% change from the previous interim period)		Recurring profit (% change from the previous interim period)	
	Millions of yen		Millions of yen		Millions of yen	
Six months ended September 30, 2003	417,703	(-2. 0)	56,436	(0.3)	35,475	(5.5)
Six months ended September 30, 2002	426,086	(-2.7)	56,241	(1.2)	33,632	(11.9)
Year ended March 31, 2003	849,090		103,293		61,391	

	Net income (% change from the previous interim period)		Net income per share
	Millions of yen		Yen
Six months ended September 30, 2003	24,486	(23.4)	12,243.18
Six months ended September 30, 2002	19,835	(3.0)	9,917.81
Year ended March 31, 2003	33,490		16,695.59

Notes: 1. Average number of shares outstanding during period:

Six months ended September 30, 2003: 2,000,000 shares

Six months ended September 30, 2002: 2,000,000 shares

Year ended March 31, 2003: 2,000,000 shares

2. There were no changes in accounting policies.

3. Percentages indicate year-on-year increase/(decrease) in operating revenues, operating income, recurring profit, and net income.

(2) Dividends

	Interim dividends per share	Dividends per share for the fiscal years
	Yen	Yen
Six months ended September 30, 2003	2,500.00	-
Six months ended September 30, 2002	2,500.00	-
Year ended March 31, 2003	-	5,000.00

Note: Dividends of this period include no commemorative dividend and no special dividend.

(3) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Six months ended September 30, 2003	2,120,493	430,152	20.3	215,076.04
Six months ended September 30, 2002	2,125,081	402,967	19.0	201,483.84
Year ended March 31, 2003	2,116,874	410,745	19.4	205,323.44

Note: Number of shares outstanding at period end:

Six months ended September 30, 2003: 2,000,000 shares

Six months ended September 30, 2002: 2,000,000 shares

Year ended March 31, 2003: 2,000,000 shares

There was no outstanding treasury stock at September 30, 2003 and 2002, and March 31, 2003

2. Forecasts for fiscal 2004 (April 1, 2003 to March 31, 2004)

	Operating revenues	Recurring profit	Net income	Dividends per share for the fiscal year	
				Year end dividends	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
Fiscal year	837,400	65,800	41,600	2,500.00	5,000.00

(Reference) Net income per share for the fiscal year is forecast to be ¥ 20,750.50.

NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2003	March 31, 2003	Change from the previous year	September 30, 2002
ASSETS				
Current assets:				
Cash	33,384	38,440	-5,055	44,144
Railway fares receivable	17,302	12,271	5,030	12,349
Accounts receivable	8,061	9,921	-1,859	7,223
Accrued income	2,803	4,945	-2,142	2,909
Short-term loans	8,973	8,405	568	10,650
Real estate for sale	64	85	-20	108
Materials and supplies	7,563	2,979	4,583	5,961
Prepaid expenses	4,101	1,894	2,207	4,093
Deferred tax assets	17,350	15,537	1,813	13,623
Other current assets	7,580	7,747	-166	9,748
Less allowance for doubtful accounts	-111	-96	-15	-117
Total current assets	**107,074**	**102,131**	**4,943**	**110,695**
Fixed assets:				
Railway	1,579,193	1,566,303	12,889	1,585,504
Ferry	177	189	-11	201
Other operations	60,850	60,831	18	62,708
Related business	85,781	88,360	-2,579	90,175
Construction in progress	66,940	85,149	-18,209	64,806
Investments and advances:	**220,475**	**213,909**	**6,566**	**210,989**
Investment securities	14,401	16,233	-1,832	23,363
Stocks of subsidiaries	127,006	126,391	614	120,176
Long-term loans	11,581	9,574	2,007	8,494
Long-term prepaid expense	2,737	3,011	-273	2,655
Deferred tax assets	57,841	51,814	6,027	49,368
Other investments and advances	7,759	7,870	-110	7,628
Less allowance for doubtful accounts	-852	-987	134	-696
Total fixed assets	2,013,418	2,014,743	-1,324	2,014,385
Total assets	**2,120,493**	**2,116,874**	**3,618**	**2,125,081**

NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2003	March 31, 2003	Change from the previous year	September 30, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term borrowings	81,659	66,427	15,232	57,092
Current portion of long-term debt	57,126	44,976	12,150	67,568
Current portion of long-term payables to the acquisition of railway properties	35,627	35,488	139	34,877
Current portion of long-term payables	1,168	1,168	-	1,168
Accounts payable	56,812	99,547	-42,735	60,764
Accrued expenses	19,016	14,641	4,374	13,310
Accrued consumption tax	6,675	2,873	3,802	5,470
Accrued income tax	24,072	20,410	3,662	19,633
Railway deposits received	9,602	5,056	4,545	5,775
Deposits	12,235	12,800	-564	12,216
Prepaid railway fares received	33,631	28,510	5,120	33,403
Deposits received	97,693	85,853	11,840	105,653
Advance payments received	1,252	433	819	1,417
Allowance for bonuses	31,242	31,768	-526	32,524
Reserve for repairs on concrete structures	504	3,616	-3,111	-
Other current liabilities	373	609	-235	58
Total current liabilities	**468,695**	**454,180**	**14,514**	**450,933**
Long-term liabilities:				
Bonds	215,000	215,000	-	215,000
Long-term debt	199,509	214,947	-15,438	198,785
Long-term payables of acquisition of railway properties	564,585	575,774	-11,188	600,224
Long-term payables	28,259	28,843	-584	29,427
Long-term payables for leased railway facility	49,807	46,817	2,990	43,826
Retirement allowances for employees	159,639	165,583	-5,943	173,681
Reserve for repairs on concrete structures	-	-	-	5,242
Other long-term liabilities	4,845	4,983	-137	4,991
Total long-term liabilities	**1,221,646**	**1,251,948**	**-30,302**	**1,271,179**
Total liabilities	**1,690,341**	**1,706,128**	**-15,787**	**1,722,113**
Shareholders' equity:				
Capital stock	**100,000**	**100,000**	-	**100,000**
Capital surplus	**55,000**	**55,000**	-	**55,000**
Capital reserve	**55,000**	**55,000**	-	**55,000**
Retained earnings:	**272,900**	**253,513**	**19,387**	**244,858**
Earned legal surplus	11,327	11,327	-	11,327
Voluntary reserves	193,426	172,820	20,605	172,820
Reserved for advanced depreciation on property	3,426	2,820	605	2,820
Other reserves	190,000	170,000	20,000	170,000
Unappropriated retained earnings	68,146	69,364	-1,218	60,710
Evaluation differences on other securities	2,251	2,232	18	3,109
Total shareholders' equity	**430,152**	**410,745**	**19,406**	**402,967**
Total liabilities and shareholders' equity	**2,120,493**	**2,116,874**	**3,618**	**2,125,081**

NON-CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	September 30, 2003	September 30, 2002	Change from the previous year	March 31, 2003
Operating revenues:				
Transportation	372,643	379,731	-7,088	752,390
Transportation incidentals	11,324	11,752	-428	23,808
Other operations	9,271	9,271	0	18,451
Miscellaneous	54,439	25,330	-867	24,462
	417,703	**426,086**	**-8,383**	**849,090**
Operating expenses:				745,796
Personnel costs	147,343	151,760	-4,417	301,671
Non personnel costs	131,502	135,054	-3,552	288,250
Energy costs	18,459	20,253	-1,794	38,480
Maintenance costs	52,144	55,613	-3,469	122,605
Miscellaneous costs	60,897	59,187	1,710	127,165
Rental payments for JRCPC. etc	15,671	15,765	-94	31,096
Taxes	20,572	20,853	-281	29,308
Depreciation	46,178	46,411	-233	95,468
	361,267	**369,845**	**-8,578**	**745,797**
Operating income	**56,436**	**56,241**	**195**	**103,293**
Non operating revenues	1,044	1,089	-44	5,331
Non operating expenses	22,004	23,697	-1,692	47,233
Recurring profit	**35,475**	**33,632**	**1,843**	**61,391**
Extraordinary profit	25,976	3,506	22,469	42,699
Extraordinary loss	21,382	3,166	18,216	41,165
Income before income taxes	**40,069**	**33,972**	**6,096**	**62,926**
Income taxes-current	23,436	19,097	4,338	38,023
Income taxes-deferred	-7,853	-4,961	-2,892	-8,587
Net income	**24,486**	**19,835**	**4,650**	**33,490**
Retained earnings carried forward from the previous period	43,660	40,874	2,785	40,874
Interim dividends	-	-	-	5,000
Unappropriated retained earnings	**68,146**	**60,710**	**7,436**	**69,364**

Supplemental Financial Data

1. Forecasts for fiscal 2004 (Consolidated Basis)

	Forecast for fiscal 2004	March 31, 2003	Change from the previous year
	Billions of yen	Billions of yen	Billions of yen
Operating revenues	1,205.6	1,165.5	40.0
Operating income	123.7	122.6	1.0
Recurring profit	84.8	78.7	6.0
Net income	49.8	41.6	8.1

2. Earnings forecasts for fiscal 2004 by segment (Consolidated Basis)

	Transportation	Sales of goods and food services	Real estate business	Other
	Billions of yen	Billions of yen	Billions of yen	Billions of yen
Operating revenues	835.8	227.8	69.6	249.3
Operating income	93.4	4.8	17.3	8.7

3. Forecasts for fiscal 2004 (Non-Consolidated Basis)

	Forecast for fiscal 2004	March 31, 2003	Change from the previous year
	Billions of yen	Billions of yen	Billions of yen
Operating revenues (Transportation)	837.4 (742.0)	849.0 (752.3)	-11.6 -10.3
Operating income	104.0	103.2	0.7
Recurring profit	65.8	61.3	4.4
Net income	41.6	33.4	8.1

4. Other detailed data

(Number of persons, Billions of yen, %)

	September 30, 2003		September 30, 2002		Forecast for fiscal 2004	
	Consolidated Basis	Non-Consolidated Basis	Consolidated Basis	Non-Consolidated Basis	Consolidated Basis	Non-Consolidated Basis
Employees at end of period (Includes staff seconded to other companies)	45,207 -	28,331 (33,673)	42,856 -	29,283 (35,415)	- -	- -
Retirement payment costs	30.0	27.4	30.1	28.6	-	54.8
Number of employees entitled to retirement payment	1,787	1,187	1,781	1,258	-	244.6
Maintenance costs	-	52.1	-	55.6	-	121.2
Depreciation	55.5	46.1	54.8	46.4	114.1	94.4
Financial expenses, net	-22.8	-21.5	-24.6	-23.0	-45.3	-42.7
Interest and dividend income	0.3	0.4	0.2	0.4	0.2	0.4
Interest expenses	-23.1	-21.9	-24.8	-23.5	-45.6	-43.2
Capital expenditures	63.7	54.8	39.1	31.3	130.7	109.0
Own funds	56.8	48.0	31.9	24.1	130.7	109.0
Long-term debt and payables	1,182.7	1,101.2	1,236.7	1,147.0	1,170.0	1,095.0

Notes: 1. Figures less than ¥100 million have been omitted.

2. The number of employees on a consolidated and non-consolidated basis refers to regular staff only.

5. Comparison with numeric targets of Medium-Term Management

			September 30, 2003	Forecast for fiscal 2004	Medium-Term Management Targets (Fiscal 2006)
Operating income ROA	(consolidated)	%	2.6	5.1	5.4
Operating income	(consolidated)	Billions of yen	628	123.7	130.0
Net income	(consolidated)	Billions of yen	268	49.8	50.0
Long-term debt	(consolidated)	Billions of yen	11,827	1,170.0	1,100.0
Long-term debt	(non-consolidated)	Billions of yen	11,012	1,095.0	1,000.0
Head count at the start of the fiscal year	(non-consolidated)	People	34,569		32,000

Annex B – A.26

August 8, 2003
Last posted on August 8, 2003

West Japan Railway Company

Flash Report (Consolidated Basis)

Results for the first quarter ended June 30, 2003

FORWARD-LOOKING STATEMENTS
Statements made in this release with respect to JR-West's current plans, strategies, projected results, targets and beliefs, including any forecasts or projections, and other statements that are not historical facts are forward-looking statements about the future performance of JR-West that are based on management assumptions expectations, estimates and beliefs in light of information currently available to it, Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to be different, possibly materially, from the results anticipated in the statements. Potential risks and uncertainties include, without limitation, changes in the general economic conditions and business environment, consumer spending trends, competitive conditions with companies other than JR-West and its affiliates, and laws and regulations.

The contents of this document are, to the best of our knowledge, current and accurate as of August 8, 2003. However, the passage of time may have rendered the information in this document stale. We will not review this document after its posting on August 8 2003 to determine whether it remains accurate, and the information in this document may be superseded by subsequent announcements. We disclaim any responsibility to updated, revise or correct this document, whether as a result of new information, future events or otherwise.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Takeshi Kakiuchi

For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

1. Items related to the preparation of this summary of quarterly results

(1) There were no changes in accounting methods.

(2) Changes in consolidated financial conditions

Consolidated subsidiaries:	66
Non-consolidated subsidiaries accounted for by equity method:	0
Affiliated companies accounted for by equity method:	4
Number of consolidated subsidiaries added:	2
Number of consolidated subsidiaries removed:	0
Number of equity method affiliated companies added:	0
Number of equity method affiliated companies removed:	0

2. Results for the first quarter of fiscal 2004 (from April 1, 2003 to June 30, 2003)

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the same quarter of the previous year)		Operating income (% change from the same quarter of the previous year)		Recurring profit (% change from the same quarter of the previous year)	
	Millions of yen		Millions of yen		Millions of yen	
First quarter of FY2004	285,666	(-)	25,606	(-)	15,106	(-)
First quarter of FY2003	-	(-)	-	(-)	-	(-)
(Reference) Year ended March 31, 2003	1,165,571		122,636		78,739	

	Net income (% change from the same quarter of the previous year)		Net income per share	Net income per share after dilution
	Millions of yen		Yen	Yen
First quarter of FY2004	9,496	(-)	4,750.59	-
First quarter of FY2003	-	(-)	-	-
(Reference) Year ended March 31, 2003	41,644		20,740.12	-

(2) Financial Position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First quarter of FY2004 (as of June 30, 2003)	2,389,086	447,205	18.7	223,701.64
First quarter of FY2003 (as of June 30, 2002)	-	-	-	-
(Reference) FY2003 (as of March 31, 2003)	2,432,713	440,556	18.1	220,284.84

(3) Cash flows

	Operating activities	Investing activities	Financing activities	Cash at the end of the first quarter
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First quarter of FY2004	-26,703	-34,833	28,093	56,600
First quarter of FY2003	-	-	-	-
(Reference) FY 2003 (as of March 31, 2003)	130,222	-63,392	-71,543	89,310

3. Forecasts for fiscal 2004 (from April 1, 2003 to March 31, 2004)

	Operating revenues	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim period (from April 1, 2003 to September 30, 2003)	596,400	40,900	23,300	-
Fiscal year	1,213,600	84,800	49,800	24,819.65

(Reference)

Forecasts for fiscal 2004 on a non-consolidated basis (from April 1, 2003 to March 31, 2004)

	Operating revenues	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Interim period (from April 1, 2003 to September 30, 2003)	419,800	35,600	20,900	-
Fiscal year	837,400	65,800	41,600	20,750.50

* See cautionary statement regarding Forward-Looking Statements on the front page of this report with respect to some risks and uncertainties that may cause actual results of differ from these forecasts.

(1) Performance Highlights
Consolidated results for the first quarter of fiscal 2004
Operating revenues ¥285.6 billion
Operating income ¥25.6 billion
Recurring profit ¥15.1 billion
Net income ¥9.4 billion

Two subsidiaries, JR West Japan Transportation Service Co., Ltd. and Hakushin Sharyo Industries Co., Ltd., are added as consolidated subsidiaries. Also the statements of income of Nippon Travel Agency Co., Ltd., were added to the scope of consolidated accounting for the first time.

1. Results by Business Segment

1) Transportation Operations
JR-West has added extra 700 Series trains to its Sanyo Shinkansen Line to bolster its competitive strength. As for conventional lines, JR-West invested in new rolling stock for the Kobe and Takarazuka lines in the Kyoto-Osaka-Kobe metropolitan network (Urban Network). In its intercity transportation services, JR-West worked to increase convenience and boost comfort by replacing *Shirasagi* Limited Express trains with new model rolling stock.

As for sales and marketing, JR-West conducted its proactive sales expansion initiatives to increase demand for domestic travel, including the launch of the *"Tale of the Strait" Kanmon* Campaign since last year.

Regarding JR-West's bus operations, although regular and chartered buses showed lackluster performance, JR-West has improved customer convenience by enhancing new highway bus services such as *the Keihin Kibi Dream* and *Sanyo Highway Afternoon Limited Express Hakata lines*.

As a result, operating revenues and operating income for the Transportation Operations segment amounted to ¥201.5 billion and ¥21.5 billion, respectively.

2) Sales of Goods and Food Services
Renovations continue at *JR Kyoto Isetan* department store, which has enjoyed continuous popularity since its opening, and other projects have been implemented to expand business activities in stations and surrounding areas, including the opening of the shopping floor in Komatsu Station and *Daily In mini-convenience* stores in Osaka and Kakogawa stations.

As a result, operating revenues and operating income for the Sales of Goods and Food Services segment totaled ¥55.1 billion and ¥1.1 billion, respectively.

3) Real Estate
JR-West continued to develop its real estate business in and around stations. For example JR-West started to sell condominiums at the *States Gran Koshienguchi Matsunamicho*, as well as expanding and reopening *The Cube,* JR-West's shopping center below Kyoto Station, and opening a small-sized station building at Amagasaki Station.

As a result, operating revenues and operating income for the Real Estate Business segment came to ¥16.8 billion and ¥4.0 billion, respectively.

4) Other Businesses

In JR-West's hotel operations, the *Hotel Granvia Osaka* reopened its lobby, which was renovated as part of its effort to attract more customers. In JR-West's tourism business, the reorganization of its branch office network was implemented in order to promote sales by meeting the needs of customers.

In tourism and construction businesses, operating revenues tends to be concentrated in the latter half of the year due to its seasonality.

As a result, operating revenues and operating loss for the Other Business segment amounted to ¥51.5 billion and ¥1.1 billion, respectively.

2. Forecasts for fiscal 2004

There has been no change to the forecasts of consolidated results for fiscal 2004 announced on May 9, 2003, because performance for the current consolidated fiscal year has currently been in line with original expectations.

There are likewise no changes to the forecasts for non-consolidated businesses.

3. Financial Position

(1) Cash flows from operating activities

Although income before income taxes for this first quarter was ¥15.2 billion, there was a cash outflow from operating activities of ¥26.7 billion due to payments of corporate taxes and bonuses.

(2) Cash flows from investing activities

Cash flows used in investing activities amounted to ¥34.8 billion as a result of the measures to ensure safe and stable transportation, and the capital expenditures for the improvements in transport capabilities.

(3) Cash flows from financing activities

Despite the reduction in long-term debt and payments of dividends, fund procurement using commercial paper and other activities resulted in a positive cash flow of ¥28.0 billion from financing activities.

As a result of the foregoing, cash and cash equivalents at the end of the first quarter of fiscal 2004 declined by ¥32.7 billion, to ¥56.6 billion, compared with the end of fiscal 2003, despite the increase due to the addition of subsidiaries to the scope of consolidated accounting.

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	First quarter of FY2004 (as of June 30, 2003)	FYI2003 (as of March 31, 2003)	Change
ASSETS			
Current assets:			
Cash	57,416	90,016	-32,600
Accounts receivable	30,184	35,025	-4,840
Deferred tax assets	14,028	20,153	-6,124
Other current assets	73,816	68,879	4,936
Total current assets	**175,446**	**214,075**	**-38,629**
Fixed assets:			
Property, plant and equipment	**2,065,983**	**2,075,917**	**-9,934**
Investments and other assets:	**147,625**	**142,681**	**4,944**
Investment securities	58,395	55,858	2,537
Deferred tax assets	64,306	61,394	2,912
Other investments and assets	24,924	25,429	-505
Total fixed assets	**2,213,609**	**2,218,599**	**-4,989**
Deferred assets	**30**	**39**	**-8**
Total assets	**2,389,086**	**2,432,713**	**-43,627**

	Millions of yen		
	First quarter of FY2004 (as of June 30, 2003)	FYI2003 (as of March 31, 2003)	Change
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	104,848	91,416	13,432
Accounts payable	44,291	90,040	-45,748
Other current liabilities	337,418	336,500	918
Total current liabilities	**486,558**	**517,956**	**-31,398**
Long-term liabilities:			
Bonds and long-term debt	1,090,752	1,109,299	-18,547
Retirement allowances for employees	180,677	181,763	-1,085
Other long-term liabilities	162,146	161,807	339
Total long-term liabilities	**1,433,576**	**1,452,869**	**-19,293**
Total liabilities	**1,920,135**	**1,970,826**	**-50,691**
Minority interest	**21,746**	**21,330**	**415**
Shareholders' equity			
Capital stock	100,000	100,000	-
Capital surplus	55,000	55,000	-
Consolidated retained earnings	286,935	281,695	5,240
Evaluation differences on other securities	5,596	4,188	1,408
Treasury stock	-327	-327	-
Total shareholders' equity	**447,205**	**440,556**	**6,648**
Total liabilities, minority interest, *and shareholders' equity*	**2,389,086**	**2,432,713**	**-43,627**

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen	
	First quarter of FY 2004	(Reference) FY 2003
Operating revenues	285,666	1,165,571
Operating expenses	260,059	1,042,935
Operating income	25,606	122,636
Nonoperating revenues	1,291	6,368
Nonoperating expenses	11,791	50,264
Recurring profit	15,106	78,739
Extraordinary profits	14,487	44,534
Extraordinary losses	14,370	45,652
Income before income taxes	15,224	77,622
Corporation, inhabitants and enterprise taxes	5,822	34,519
Minority interests in earnings of consolidated subsidiaries	-	1,458
Minority interests in loss of consolidated subsidiaries	95	-
Net income	9,496	41,644

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted)

	Millions of yen	
	First quarter of FY 2004	(Reference) FY 2003
I. Cash flows from operating activities		
Net cash provided by operating activities	-26,703	130,222
II. Cash flows from investing activities		
Purchases of property, plant and equipment	-45,689	-137,715
Other	10,856	74,323
Net cash used in investing activities	-34,833	-63,392
III. Cash flows from financing activities		
Change in long-term borrowings, net	-5,114	-57,245
Other	33,208	-14,297
Net cash used in financing activities	28,093	-71,543
IV. Change in cash and cash equivalents, net	-33,443	-4,713
V. Cash and cash equivalents at beginning of the period	89,310	94,023
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	732	-
VII. Cash and cash equivalents at the end of the period	56,600	89,310

SEGMENT INFORMATION

1. Information by business segment

First quarter of fiscal 2004 (from April 1, 2003 to June 30, 2003)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	201,543	55,123	16,851	51,535	325,054	-39,387	285,666
Operating expenses	180,000	54,002	12,845	52,731	299,579	-39,519	260,059
Operating income	21,542	1,121	4,005	-1,195	25,474	131	25,606

(Reference) Fiscal 2003 (from April 1, 2002 to March 31, 2003)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	847,160	227,574	68,270	191,000	1,334,006	-168,434	1,165,571
Operating expenses	753,895	223,239	52,149	181,516	1,210,801	-167,865	1,042,935
Operating income	93,265	4,335	16,120	9,483	123,205	-569	122,636

Reference Materials

Since quarterly reports have not been required before, the figures for the first quarter of fiscal 2003 were calculated retrospectively after the first quarter of fiscal 2004. These figures, as well as changes between the first quarters of fiscal 2003 and 2004, are included herein only for reference.

CONSOLIDATED STATEMENTS OF INCOME (Reference)

	Billions of yen		
	First quarter of FY 2004	First quarter of FY 2003	Change from the same period of the previous year
Operating revenues	<1.41> 285.6	<1.35> 281.9	3.7
Operating expenses	260.0	247.8	12.2
Operating income	25.6	34.1	-8.5
Nonoperating revenues	-10.4	-12.2	1.7
Recurring profit	15.1	21.9	-6.8
Extraordinary profit	0.1	0.7	-0.6
Income before income taxes	15.2	22.6	-7.4
Income taxes	5.8	9.8	-3.9
Minority interests in consolidated subsidiaries	-0	0.4	-0.5
Net income	<1.07> 9.4	<11.6> 12.4	-2.9

Note: Figures in parenthesis are the consolidated-to-parent ratio

SEGMENT INFORMATION (Reference)

	Billions of yen		
	First quarter of FY 2004	First quarter of FY 2003	Change from the same period of the previous year
Transportation			
Operating revenues	201.5	207.6	-6.0
Operating income	21.5	27.0	-5.4
Sales of goods and food services			
Operating revenues	55.1	54.5	0.5
Operating income	1.1	1.1	-0
Real estate			
Operating revenues	16.8	16.7	0
Operating income	4.0	3.9	0
Other			
Operating revenues	51.5	36.8	14.7
Operating income	-1.1	1.9	-3.1

Since quarterly reports have not been required before, the figures for the first quarter of fiscal 2003 were calculated retrospectively after the first quarter of fiscal 2004. These figures, as well as changes between the first quarters of fiscal 2003 and 2004, are included herein only for reference.

CONSOLIDATED BALANCE SHEETS (Reference)

	Billions of yen		
	First quarter of FY 2004 (as of June 30, 2003)	FY2003 (as of March 31, 2003)	Change
ASSETS			
Current assets:			
Total current assets	175.4	214.0	-38.6
Fixed assets:			
Property, plant and equipment	1,995.3	1,989.8	5.5
Construction in progress	70.6	86.0	-15.4
Investments and advances	147.6	142.6	4.9
Total fixed assets	2,213.6	2,218.5	-4.9
Total assets	**2,389.0**	**2,432.7**	**-43.6**

	Billions of yen		
	First quarter of FY 2004 (as of June 30, 2003)	FY2003 (as of March 31, 2003)	Change
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	104.8	91.4	13.4
Accounts payable	381.7	426.5	-44.8
Total current liabilities	486.5	517.9	-31.3
Long-term liabilities:			
Bonds and Long-term debt	1,090.7	1,109.2	-18.5
Retirement allowances for employees	180.6	181.7	-1.0
Deposits received	162.1	161.8	0.3
Total long-term liabilities	1,433.5	1,452.8	-19.2
Total liabilities	1,920.1	1,970.8	-50.6
Minority interests in consolidated subsidiaries	**21.7**	**21.3**	**0.4**
Capital stock	**100.0**	**100.0**	**-**
Capital surplus	**55.0**	**55.0**	**-**
Capital reserve	**286.9**	**281.6**	**5.2**
Evaluation differences on other securities	5.5	4.1	1.4
Treasury stock	-0.3	-0.3	-
Total shareholders' equity	**447.2**	**440.5**	**6.6**
Total liabilities and shareholders' equity	**2,389.0**	**2,432.7**	**-43.6**

Since quarterly reports have not been required before, the figures for the first quarter of fiscal 2003 were calculated retrospectively after the first quarter of fiscal 2004. These figures, as well as changes between the first quarters of fiscal 2003 and 2004, are included herein only for reference.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Reference)

	Billions of yen		
	First quarter of FY 2004	First quarter of FY 2003	Change from the same period of the previous year
I. Cash flows from operating activities			
Income before income taxes adjustments	15.2	22.6	-7.4
Depreciation and amortization	27.0	26.8	0.2
Decrease (Increase) in allowance for retirement benefits	-1.1	-2.5	-1.4
Decrease in allowance for bonuses	-19.5	-19.8	0.3
Income taxes refunded	-23.5	-29.5	6.0
Other	-24.8	-19.7	-5.0
Net cash provided by operating Activities (A)	**-26.7**	**-22.2**	**-4.4**
II. Cash flows from investing activities			
Purchases of property, plant and equipment	-45.6	-31.2	-14.4
Other (B)	10.8	11.2	-.03
Net cash used in investing activities	**-34.8**	**-20.0**	**-14.8**
Free cash flow (C= A+B)	**-61.5**	**-42.2**	**-19.2**
III. Cash flows from financing activities			
Change in long-term borrowings, net	-5.1	-4.9	-0.1
Increase in long-term debt	32.7	-	32.7
Repayment of long-term debt	-37.8	-4.9	-32.8
Cash dividends	-4.8	-4.6	-0.2
Other	38.0	12.4	25.6
Net cash used in financing activities (D)	**28.0**	**2.8**	**25.2**
Total	**-33.4**	**-39.4**	**5.9**
Change in cash and cash equivalents accompanying consolidation of additional subsidiaries (E)	**0.7**	**-**	**-**
Change in cash and cash equivalents, net (F= C+D+E)	**-32.7**	**-39.4**	**6.7**

Since quarterly reports have not been required before, the figures for the first quarter of fiscal 2003 were calculated retrospectively after the first quarter of fiscal 2004. These figures, as well as changes between the first quarters of fiscal 2003 and 2004, are included herein only for reference.

NON-CONSOLIDATED STATEMENTS OF INCOME (Reference)

	Billions of yen		
	First quarter of FY 2004	First quarter of FY 2003	Change from the same period of the previous year
Operating revenues:			
Transportation	180.3	186.1	-5.7
Transportation incidentals	5.7	5.7	0
Other operations	4.6	4.6	0
Travel Business	0.3	0.4	-0
Miscellaneous	11.1	11.2	-0
	202.2	**208.1**	**-5.8**
Operating expenses:			
Personnel costs	73.7	76.0	-2.2
Non personnel costs	59.3	57.7	1.5
Rental payments for JRCPC. etc	7.8	7.9	-0
Taxes	14.6	14.3	0.3
Depreciation	22.3	22.7	-0.3
	178.0	**178.8**	**-0.7**
Operating income:	**24.1**	**29.2**	**-5.1**
Non operating loss:			
Non operating revenues	0.5	0.4	0.1
Non operating expenses	11.0	11.6	-0.5
	-10.5	**-11.2**	**0.7**
Recurring profit:	**13.6**	**18.0**	**-4.4**
Extraordinary income:			
Extraordinary profit	14.2	1.3	12.9
Extraordinary loss	13.9	0.9	12.9
	0.3	**0.3**	**-0**
Income before income taxes	**14.0**	**18.4**	**-4.4**
Income taxes	5.1	7.7	-2.6
Net income	**8.8**	**10.6**	**-1.8**

Since quarterly reports have not been required before, the figures for the first quarter of fiscal 2003 were calculated retrospectively after the first quarter of fiscal 2004. These figures, as well as changes between the first quarters of fiscal 2003 and 2004, are included herein only for reference.

NON-CONSOLIDATED BALANCE SHEETS (Reference)

	Billions of yen		
	First quarter of FY 2004 (as of June 30, 2003)	FYI2003 (as of March 31, 2003)	Change
ASSETS			
Current assets:			
Total current assets	83.2	102.1	-18.8
Fixed assets:			
Fixed assets for railway operations	1,720.7	1,715.6	5.0
Construction in progress	70.5	85.1	-14.6
Investments and other assets	219.6	213.9	5.7
Total fixed assets	2,010.9	2,014.7	-3.8
Total assets	**2,094.1**	**2,116.8**	**-22.7**

	First quarter of FY 2004 (as of June 30, 2003)	FYI2003 (as of March 31, 2003)	Change
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	94.7	81.6	13.1
Accounts payable	347.8	372.5	-24.6
Total current liabilities	442.6	454.1	-11.5
Total long-term liabilities:			
Bonds and long-term debt	1,017.8	1,034.5	-16.7
Retirement allowances for employees	164.7	165.5	-0.8
Long-term payables for leased railway facility	53.1	51.8	1.3
Total long-term liabilities	1,235.7	1,251.9	-16.2
Total liabilities	**1,678.3**	**1,706.1**	**-27.7**
Capital stock	**100**	**100**	-
Capital surplus	**55.0**	**55.0**	-
Retained earnings:			
Earned reserves	11.3	11.3	-
Contributions for construction deducted from acquisition costs of property, plant and equipment	3.4	2.8	0.6
Other reserves	190.0	170.0	20.0
Unappropriated income for current year	52.5	69.3	-16.8
(Net income)	(8.8)	(33.4)	(-24.6)
Total retained earnings	**257.2**	**253.5**	**3.7**
Evaluation differences on other securities	**3.5**	**2.2**	**1.2**
Total shareholders' equity	**415.7**	**410.7**	**5.0**
Total liabilities and shareholders' equity	**2,094.1**	**2,116.8**	**-22.7**

Annex B – A.27

Feb 9, 2004
Last posted on Feb 9, 2004

West Japan Railway Company

Flash Report (Consolidated Basis)

Results for the third quarter ended December 31, 2003

Forward-Looking Statements

Statements made in this release with respect to JR-West's plans, objectives, strategies, beliefs, including any forecasts or projections, and other statements that are not historical facts are forward-looking statements about the future performance of JR-West that are based on management expectations, assumptions, estimates and beliefs in light of the information currently available to it. Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to be different, possibly materially, from the results anticipated in the statements. Potential risks and uncertainties include, without limitation, the following:

- economic recession, deflation, declines in population or other factors that negatively affect our businesses;
- adverse changes in governmental regulations and guidelines;
- service improvements and decreases in price among competitors;
- declines in operating revenues or unexpected increases in costs;
- liability or adverse publicity associated with property or casualty losses; and
- earthquake and other natural disaster risks.

Information for which the date is not specified in this release is as of February 9, 2003. JR-West does not undertake to revise forward-looking statements to reflect future events or circumstances.

The contents of this document were, to be best of our knowledge, current and accurate as of February 9, 2004. However, the passage of time may have rendered the information in this document stale. We will not review this document after its posting on February 9, 2004 to determine whether it remains accurate, and information in this document may have been superseded by subsequent announcements. We disclaim any responsibility to updated, revise or correct this document, whether as a result of new information, future events or otherwise.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Takeshi Kakiuchi

For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

1. Items related to the preparation of this summary of quarterly results

(1) There were no changes in accounting methods.

(2) Changes in consolidated financial conditions

Consolidated subsidiaries:	66
Non-consolidated subsidiaries accounted for by equity method:	0
Affiliated companies accounted for by equity method:	4
Number of consolidated subsidiaries added:	2
Number of consolidated subsidiaries removed:	0
Number of equity method affiliated companies added:	0
Number of equity method affiliated companies removed:	0

2. Results for the third quarter of fiscal 2004 (from October 1, 2003 to December 31, 2003)

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the same quarter of the previous year)		Operating income (% change from the same quarter of the previous year)		Recurring profit (% change from the same quarter of the previous year)	
	Millions of yen		Millions of yen		Millions of yen	
Third quarter of FY2004	904,948	(-)	107,242	(-)	75,003	(-)
Third quarter of FY2003	-	(-)	-	(-)	-	(-)
(Reference) Year ended March 31, 2003	1,165,571		122,636		78,739	

	Net income (% change from the same quarter of the previous year)		Net income per share	Net income per share after dilution
	Millions of yen		Yen	Yen
Third quarter of FY2004	46,035	(-)	23,028.06	-
Third quarter of FY2003	-	(-)	-	-
(Reference) Year ended March 31, 2003	41,644		20,740.12	-

(2) Financial Position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Third quarter of FY2004 (as of December 31, 2003)	2,421,419	477,840	19.7	239,025.82
Third quarter of FY2003 (as of December 31, 2002)	-	-	-	-
(Reference) FY2003 (as of March 31, 2003)	2,432,713	440,556	18.1	220,284.84

(3) Cash flows

	Operating activities	Investing activities	Financing activities	Cash at the end of the first quarter
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Third quarter of FY2004	72,057	-67,255	-11,655	83,255
Third quarter of FY2003	-	-	-	-
(Reference) FY 2003 (as of March 31, 2003)	130,222	-63,392	-71,543	89,310

3. Forecasts for fiscal 2004 (from April 1, 2003 to March 31, 2004)

	Operating revenues	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Fiscal year	1,212,900	85,400	44,200	22,018.41

(Reference)
Forecasts for fiscal 2004 on a non-consolidated basis (from April 1, 2003 to March 31, 2004)

	Operating revenues	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Fiscal year	843,700	66,400	36,000	17,950.50

* See cautionary statement regarding Forward-Looking Statements on the front page of this report with respect to some risks and uncertainties that may cause actual results of differ from these forecasts.

Performance Highlights

Consolidated Results for the Third Quarter of Fiscal 2004

Operating revenues: ¥904.9 billion
Operating income: ¥107.2 billion
Recurring profit: ¥75.0 billion
Net income: ¥46.0 billion

In the first quarter of fiscal 2004, JR West Japan Transportation Service Co., Ltd., and Hakushin Sharyo Industries Co., Ltd., were newly added as consolidated subsidiaries and the statements of income of Nippon Travel Agency Co., Ltd., were added to the scope of consolidated accounting.

1. Results by Business Segment

1) Transportation Operations

JR-West took various initiatives to bolster the competitiveness of its Sanyo Shinkansen services. In conjunction with the opening of Shinagawa Station on the Tokaido Shinkansen Line in October 2003, JR-West implemented timetable revisions and added extra 700-Series trains to the Sanyo Shinkansen Line, increased the number of *Nozomi* departures on the Tokaido and Sanyo Shinkansen lines, expanded the number of stations at which *Nozomi* trains stop, reduced *Nozomi* train surcharges, and expanded non-reserved seating on *Nozomi* trains. In addition, JR-West introduced new booklets of Shinkansen tickets that can be used for travel on *Nozomi*, *Hikari*, or *Kodama* trains and discounted *Nozomi* round trip tickets for customers that make early reservations.

As for conventional lines, in November 2003, JR-West launched its new IC card ticket-gate system, ICOCA, on its Urban Network services and, in December 2003, JR-West introduced new rolling stock, mainly on its JR Kobe and JR Takarazuka lines; expanded the number of stations at which Special Rapid and Rapid Service stop; and increased the number of departures during morning and evening rush hours as part of efforts to further enhance its Special Rapid and Rapid Service network. JR-West also strove to improve its intercity services through such measures as adding new rolling stock to Limited Express Shirasagi and Rapid Service Marine Liner trains and reducing travel times between Yonago and Tottori on the Sanin Line.

JR-West's proactive sales and marketing activities include the development of the "Discover West" campaign through such initiatives as bolstering advertising activities in the Tokyo metropolitan area and working to boost demand for travel from the Tokyo metropolitan area to western Japan by cooperating with travel agencies to enhance products featuring these areas as well as the ongoing development of the "Tale of the Strait" *Kanmon* Campaign.

In its bus operations, JR-West worked to tailor its services to meet diverse customer needs. JR-West expanded such highway bus services as the Tokaido Afternoon Limited Express Kyoto and Keihin Kibi Dream lines and introduced such new services as Ladies Dream Osaka—a night express bus exclusively for women—and late-night limited express bus routes that depart from Osaka and head toward Kyoto, Kobe, and Sakai.

As a result, operating revenues and operating income for the Transportation Operations segment amounted to ¥632.9 billion and ¥85.2 billion, respectively.

2) Sales of Goods and Food Services

As part of "NexStaiton Plan" efforts to boost the competitiveness of its stations, JR-West renovated the Midosuji exit area of Osaka Station, opening a shopping mall called "EAST COURT mido," which comprises eight stores including an upscale supermarket. JR-West also enhanced its Sales of Goods and Food Services business through such proactive development of station premises as the opening of a new shopping mall, with 10 retail stores and eateries, near the central exit of Takatsuki Station. In addition, JR-West strove to increase its profitability by converting kiosks that only offered essential goods for commuters into mini-convenience stores offering a greater variety of products.

JR-West completed the remodeling and addition of floors to the JR Kyoto Isetan department store,

a project that was launched in fiscal 2003 primarily to enhance its ladies fashions business, both in terms of service and

products. JR Kyoto Isetan continues to thrive as it has since its opening.

As a result, operating revenues and operating income for the Sales of Goods and Food Services segment totaled ¥171.1 billion and ¥4.8 billion, respectively.

3) Real Estate

In its real estate business, JR-West focused on leveraging its assets in and around stations, further expanding operations, and strengthening profitability. JR-West opened VIERRA Kobe, a commercial complex with 13 tenants, including a fresh produce store, under the elevated tracks to the west of Kobe Station and added floors to "Medio Shin-Osaka," a shopping center at Shin-Osaka Station, and "The Cube," a shopping center at Kyoto Station. JR-West also opened JR Sakaishi Station NK Building, a medical-clinic-based commercial complex on the west side of Sakaishi Station, and renovated the 10th floor of the Kyoto Station Building to create "Kyoto Ramen Koji," an entire floor of ramen restaurants and take-out shops.

In addition, JR-West's sales of condominiums at the States Gran Koshienguchi Matsunamicho and Park Gran Nishi Okamoto are doing well.

As a result, operating revenues and operating income for the Real Estate Business segment came to ¥52.3 billion and ¥13.5 billion, respectively.

4) Other Businesses

In its hotel operations, JR-West worked to attract more customers through such initiatives as reopening the newly renovated first floor lobby of the Hotel Granvia Osaka and remodeling some of its directly managed shops at such hotels as the Hotel Granvia Kyoto and the Hotel Granvia Hiroshima. In advertising agency services, JR-West developed advertisements for the walls of the Osaka Station North Building and worked to develop new advertising media. In its travel operations, JR-West established a comprehensive travel site, "Tabi Plaza," designed to offer travel arrangements other than lodging; worked to develop sales strategies that meet customers' needs; and reorganized its network of travel agencies while establishing clear concepts for each agency.

As a result, operating revenues and operating income for the Other Business segment amounted to ¥172.5 billion and ¥3.3 billion, respectively.

2. Forecasts for Fiscal 2004

Operating conditions are expected to remain challenging. Against this backdrop, the JR-West Group is implementing various measures aimed at optimizing the use of management resources to secure stable revenues and profits and ultimately maximize corporate value.

Consolidated results forecasts for the fiscal year ending March 31, 2004, are as follows:
Operating revenues: ¥1,212.9 billion
Operating income: ¥125.0 billion
Recurring profit: ¥85.4 billion
Net income: ¥44.2 billion

3. Financial Position

(1) Cash flows from operating activities
Income before income taxes amounted to ¥78.8 billion and, after corporate tax and other payments, there was a cash inflow from operating activities of ¥72.0 billion.

(2) Cash flows from investing activities
Cash flows used in investing activities amounted to ¥67.2 billion due to measures to ensure safe and stable transportation and capital expenditures for improvements in transport capabilities.

(3) Cash flows from financing activities

A reduction in long-term debt and payments of dividends resulted in an ¥11.6 billion outflow.

As a result of the aforementioned factors, cash and cash equivalents at the end of the third quarter of fiscal 2004 declined by ¥6.8 billion, to ¥83.2 billion, compared with the end of fiscal 2003.

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	Third quarter of FY 2004 (as of Dec.31, 2003)	FY2003 (as of March 31, 2003)	Change
ASSETS			
Current assets:			
Cash	84,047	90,016	-5,969
Accounts receivable	34,525	35,025	-500
Deferred tax assets	12,304	20,153	-7,849
Other current assets	85,697	68,879	16,817
Total current assets	**216,574**	**214,075**	**2,498**
Fixed assets:			
Property, plant and equipment	**2,054,453**	**2,075,917**	**-21,464**
Investments and other assets:	**150,376**	**142,681**	**7,694**
Investment securities	55,627	55,858	-230
Deferred tax assets	71,031	61,394	9,637
Other investments and assets	23,716	25,429	-1,712
Total fixed assets	**2,204,829**	**2,218,599**	**-13,769**
Deferred assets	**16**	**39**	**-23**
Total assets	**2,421,419**	**2,432,713**	**-11,293**

	Millions of yen		
	Third quarter of FY 2004 (as of Dec.31, 2003)	FY2003 (as of March 31, 2003)	Change
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	103,125	91,416	11,709
Accounts payable	48,672	90,040	-41,367
Other current liabilities	332,387	336,500	-4,113
Total current liabilities	**484,185**	**517,956**	**-33,770**
Long-term liabilities:			
Bonds and long-term debt	1,094,852	1,109,299	-14,446
Retirement allowances for employees	175,564	181,763	-6,199
Other long-term liabilities	166,262	161,807	4,455
Total long-term liabilities	**1,436,678**	**1,452,869**	**-16,190**
Total liabilities	**1,920,864**	**1,970,826**	**-49,961**
Minority interest	**22,714**	**21,330**	**1,384**
Shareholders' equity			
Capital stock	100,000	100,000	-
Capital surplus	55,000	55,000	-
Consolidated retained earnings	318,447	281,695	36,752
Evaluation differences on other securities	4,719	4,188	530
Treasury stock	-327	-327	-
Total shareholders' equity	**477,840**	**440,556**	**37,283**
Total liabilities, minority interest, and shareholders' equity	**2,421,419**	**2,432,713**	**-11,293**

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen	
	Third quarter of FY 2004	(Reference) FY 2003
Operating revenues	904,948	1,165,571
Operating expenses	797,705	1,042,935
Operating income	107,242	122,636
Nonoperating revenues	2,700	6,368
Nonoperating expenses	34,940	50,264
Recurring profit	75,003	78,739
Extraordinary profits	34,942	44,534
Extraordinary losses	31,109	45,652
Income before income taxes	78,835	77,622
Corporation, inhabitants and enterprise taxes	31,837	34,519
Minority interests in earnings of consolidated subsidiaries	962	1,458
Minority interests in loss of consolidated subsidiaries		-
Net income	46,035	41,644

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted)

	Millions of yen	
	Third quarter of FY 2004	(Reference) FY 2003
I. Cash flows from operating activities		
Net cash provided by operating activities	72,057	130,222
II. Cash flows from investing activities		
Purchases of property, plant and equipment	-101,329	-137,715
Other	34,073	74,323
Net cash used in investing activities	-67,255	-63,392
III. Cash flows from financing activities		
Change in long-term borrowings, net	-2,737	-57,245
Other	-8,918	-14,297
Net cash used in financing activities	-11,655	-71,543
IV. Change in cash and cash equivalents, net	-6,853	-4,713
V. Cash and cash equivalents at beginning of the period	89,310	94,023
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	798	-
VII. Cash and cash equivalents at the end of the period	83,255	89,310

SEGMENT INFORMATION

1. Information by business segment

Third quarter of fiscal 2004 (from April 1, 2003 to December 31, 2003)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	632,935	171,122	52,308	172,540	1,028,907	-123,959	904,948
Operating expenses	547,644	166,299	38,761	169,154	921,859	-124,154	797,705
Operating income	85,290	4,823	13,547	3,385	107,047	194	107,242

(Reference) Fiscal 2003 (from April 1, 2002 to March 31, 2003)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	847,160	227,574	68,270	191,000	1,334,006	-168,434	1,165,571
Operating expenses	753,895	223,239	52,149	181,516	1,210,801	-167,865	1,042,935
Operating income	93,265	4,335	16,120	9,483	123,205	-569	122,636

Reference Materials

Since quarterly reports have not been required before, the figures for the third quarter of fiscal 2003 were calculated retrospectively after the third quarter of fiscal 2004. These figures, as well as changes between the third quarters of fiscal 2003 and 2004, are included herein only for reference.

CONSOLIDATED STATEMENTS OF INCOME (Reference)

	Billions of yen		
	Third quarter of FY 2004	Third quarter of FY 2003	Change from the same period of the previous year
Operating revenues	<1.43> 904.9	<1.37> 874.5	30.3
Operating expenses	797.7	762.7	35.0
Operating income	107.2	111.8	-4.6
Nonoperating revenues	-32.2	-36.0	3.8
Recurring profit	75.0	75.8	-0.8
Extraordinary profit	3.8	-0.8	4.6
Income before income taxes	78.8	74.9	3.8
Income taxes	31.8	30.6	1.1
Minority interests in consolidated subsidiaries	0.9	1.4	-0.4
Net income	<1.14> 46.0	<1.21> 42.8	3.2

Note: Figures in parenthesis are the consolidated-to-parent ratio

SEGMENT INFORMATION (Reference)

	Billions of yen		
	Third quarter of FY 2004	Third quarter of FY 2003	Change from the same period of the previous year
Transportation			
Operating revenues	632.9	638.9	-6.0
Operating income	85.2	87.8	-2.5
Sales of goods and food services			
Operating revenues	171.1	169.5	1.6
Operating income	4.8	4.1	0.6
Real estate			
Operating revenues	52.3	51.9	0.3
Operating income	13.5	12.4	1.0
Other			
Operating revenues	172.5	125.5	46.9
Operating income	3.3	7.0	-3.6

Since quarterly reports have not been required before, the figures for the third quarter of fiscal 2003 were calculated retrospectively after the third quarter of fiscal 2004. These figures, as well as changes between the third quarters of fiscal 2003 and 2004, are included herein only for reference.

CONSOLIDATED BALANCE SHEETS (Reference)

	Billions of yen		
	Third quarter of FY 2004 (as of Dec.31, 2003)	FY2003 (as of March 31, 2003)	Change
ASSETS			
Current assets:			
Total current assets	216.5	214.0	2.4
Fixed assets:			
Property, plant and equipment	1,991.7	1,989.8	1.9
Construction in progress	62.7	86.0	-23.3
Investments and advances	150.3	142.6	7.6
Total fixed assets	2,204.8	2,218.5	-13.7
Total assets	**2,421.4**	**2,432.7**	**-11.2**

	Billions of yen		
	Third quarter of FY 2004 (as of Dec.31, 2003)	FY2003 (as of March 31, 2003)	Change
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	103.1	91.4	11.7
Accounts payable	381.0	426.5	-45.4
Total current liabilities	484.1	517.9	-33.7
Long-term liabilities:			
Bonds and Long-term debt	1,094.8	1,109.2	-14.4
Retirement allowances for employees	175.5	181.7	-6.1
Deposits received	166.2	161.8	4.4
Total long-term liabilities	1,436.6	1,452.8	-16.1
Total liabilities	**1,920.8**	**1,970.8**	**-49.9**
Minority interests in consolidated subsidiaries	**22.7**	**21.3**	**1.3**
Capital stock	100.0	100.0	-
Capital surplus	55.0	55.0	-
Capital reserve	318.4	281.6	36.7
Evaluation differences on other securities	4.7	4.1	0.5
Treasury stock	-0.3	-0.3	-
Total shareholders' equity	**477.8**	**440.5**	**37.2**
Total liabilities and shareholders' equity	**2,421.4**	**2,432.7**	**-11.2**

Since quarterly reports have not been required before, the figures for the third quarter of fiscal 2003 were calculated retrospectively after the third quarter of fiscal 2004. These figures, as well as changes between the third quarters of fiscal 2003 and 2004, are included herein only for reference.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Reference)

	Billions of yen		
	Third quarter of FY 2004	Third quarter of FY 2003	Change from the same period of the previous year
I. Cash flows from operating activities			
Income before income taxes adjustments	78.8	74.9	3.8
Depreciation and amortization	84.6	83.8	0.7
Decrease (Increase) in allowance for retirement benefits	-6.2	-6.4	0.2
Decrease in allowance for bonuses	-19.6	-20.5	0.9
Income taxes refunded	-44.0	-50.1	6.1
Other	-21.4	-15.0	-6.4
Net cash provided by operating Activities (A)	72.0	66.6	5.4
II. Cash flows from investing activities			
Purchases of property, plant and equipment	-101.3	-81.0	-20.3
Other (B)	34.0	25.2	8.8
Net cash used in investing activities	-67.2	-55.8	-11.4
Free cash flow (C= A+B)	**4.8**	**10.7**	**-5.9**
III. Cash flows from financing activities			
Change in long-term borrowings, net	-2.7	-26.0	23.2
Increase in long-term debt	56.3	-	56.3
Repayment of long-term debt	-59.0	-26.0	-33.0
Cash dividends	-9.8	-9.6	-0.2
Other	0.9	-7.1	8.0
Net cash used in financing activities (D)	-11.6	-42.8	31.1
Total	**-6.8**	**-32.0**	**25.1**
Change in cash and cash equivalents accompanying consolidation of additional subsidiaries (E)	**0.7**	-	**0.7**
Change in cash and cash equivalents, net (F= C+D+E)	**-6.0**	-32.0	**25.9**

CONSOLIDATED RESULTS FORECASTS FOR FISCAL 2004
(April 1, 2003 to March 31, 2004) (Reference)

	Billions of yen		
	FY 2004 Forecasts	FY 2003 Results	Change from the previous year
Operating revenues	<1.44>	<1.37>	
	[1,205.6]		
	1,212.9	1,165.5	47.4
Operating expenses	1,087.9	1,042.9	44.9
Operating income	[123.7]		
	125.0	122.6	2.4
Nonoperating revenues	-39.6	-43.8	4.2
Recurring profit	[84.8]		
	85.4	78.7	6.6
Net income	<1.23>	<1.24>	
	[49.8]		
	44.2	41.6	2.5

Notes:

1. The figures in "[ ]" are results forecasts announced on November 7, 2003.
2. The figures in "< >" are the consolidated-to-parent ratio
   (The results forecasts announced on January 28, 2004 remain unchanged.)

RESULTS FORECASTS BY BUSINESS SEGMENTS (Reference)

	Billions of yen		
	FY 2004 Forecasts	FY 2003 Results	Change from the previous year
Transportation			
Operating revenues	842.1	847.1	-5.0
Operating income	94.4	93.2	1.1
Sales of goods and food services			
Operating revenues	228.2	227.5	0.6
Operating income	5.1	4.3	0.7
Real estate			
Operating revenues	69.7	68.2	1.4
Operating income	17.3	16.1	1.1
Other			
Operating revenues	253.3	191.0	62.2
Operating income	8.7	9.4	-0.7

Since quarterly reports have not been required before, the figures for the third quarter of fiscal 2003 were calculated retrospectively after the third quarter of fiscal 2004. These figures, as well as changes between the third quarters of fiscal 2003 and 2004, are included herein only for reference.

NON-CONSOLIDATED STATEMENTS OF INCOME (Reference)

	Billions of yen		
	Third quarter of FY 2004	Third quarter of FY 2003	Change from the same period of the previous year
Operating revenues:			
Transportation	565.1	570.2	-5.1
Transportation incidentals	17.1	17.7	-0.6
Other operations	13.9	13.8	0
Miscellaneous	37.6	38.1	-0.5
	633.8	**640.0**	**-6.2**
Operating expenses:			
Personnel costs	220.2	227.1	-6.9
Non personnel costs	201.7	197.7	3.9
Rental payments for JRCPC. etc	23.3	23.4	-0.1
Taxes	24.7	25.5	-0.8
Depreciation	70.2	70.9	-0.7
	540.4	**545.0**	**-4.5**
Operating income:	**93.3**	**95.0**	**-1.6**
Non operating loss:			
Non operating revenues	1.2	1.4	-0.1
Non operating expenses	32.8	35.6	-2.7
	-31.5	**-34.2**	**2.6**
Recurring profit:	**61.8**	**60.8**	**0.9**
Extraordinary income:			
Extraordinary profit	34.0	19.3	14.7
Extraordinary loss	29.1	19.2	9.8
	4.9	**0.0**	**4.9**
Income before income taxes	**66.7**	**60.8**	**5.9**
Income taxes			
Current	29.1	28.5	0.5
Deferred	-2.6	-2.9	0.3
	26.5	**25.6**	**0.9**
Net income	**40.2**	**35.2**	**5.0**

Since quarterly reports have not been required before, the figures for the third quarter of fiscal 2003 were calculated retrospectively after the third quarter of fiscal 2004. These figures, as well as changes between the third quarters of fiscal 2003 and 2004, are included herein only for reference.

NON-CONSOLIDATED BALANCE SHEETS (Reference)

	Billions of yen		
	Third quarter of FY 2004 (as of Dec.31, 2003)	FY2003 (as of March 31, 2003)	Change
ASSETS			
Current assets:			
Total current assets	121.5	102.1	19.4
Fixed assets:			
Fixed assets for railway operations	1,718.7	1,715.6	3.0
Construction in progress	62.1	85.1	-22.9
Investments and other assets	225.1	213.9	11.2
Total fixed assets	2,006.0	2,014.7	-8.6
Total assets	**2,127.6**	**2,116.8**	**10.7**

	Third quarter of FY 2004 (as of Dec.31, 2003)	FYI2003 (as of March 31, 2003)	Change
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	93.9	81.6	12.2
Accounts payable	353.0	372.5	-19.4
Total current liabilities	446.9	454.1	-7.1
Total long-term liabilities:			
Bonds and long-term debt	1,024.6	1,034.5	-9.8
Retirement allowances for employees	158.3	165.5	-7.1
Long-term payables for leased railway facility	56.1	51.8	4.3
Total long-term liabilities	1,239.2	1,251.9	12.7
Total liabilities	**1,686.1**	**1,706.1**	**-19.9**
Capital stock	100.0	100.0	-
Capital surplus	55.0	55.0	-
Retained earnings:			
Earned reserves	11.3	11.3	-
Contributions for construction deducted from acquisition costs of property, plant and equipment	3.4	2.8	0.6
Other reserves	190.0	170.0	20.0
Unappropriated income for current year	78.9	69.3	9.5
Total retained earnings	**283.6**	**253.5**	**30.1**
Evaluation differences on other securities	**2.7**	**2.2**	**0.4**
Total shareholders' equity	**441.4**	**410.7**	**30.6**
Total liabilities and shareholders' equity	**2,127.6**	**2,116.8**	**10.7**

NON-CONSOLIDATED RESULTS FORECASTS FOR FISCAL 2004
(April 1, 2003 to March 31, 2004) (Reference)

	Billions of yen		
	FY 2004 Forecasts	FY 2003 Results	Change from the same period of the previous year
Operating revenues:			
Transportation	749.0	752.3	-3.3
Miscellaneous	94.7	96.7	-2.0
	[837.4]		
	843.7	**849.0**	**-5.3**
Operating expenses	738.7	745.7	-7.0
Operating income	[104.0]		
	105.0	103.2	1.7
Non operating loss	-38.6	-41.9	3.3
Recurring profit	[65.8]		
	66.4	61.3	5.0
Net income	[41.6]		
	36.0	33.4	2.5

Notes:

The figures in "[ ]" are results forecasts announced on November 7, 2003.

(The results forecasts announced on January 28, 2004 remain unchanged.)

Annex B – A.28

West Japan Railway Company
4-24, Shibata 2-chome,
Kita-ku, Osaka

May 31, 2002

Notice of the 15th Annual General Meeting of Shareholders of West Japan Railway Company

To our shareholders:

Please be advised that the 15th Annual General Meeting of Shareholders of West Japan Railway Company will held as set forth below, and you are cordially invited to attend.

If you are not able to attend the meeting, we ask that you kindly vote on the proposals by proxy. Please refer to the attached materials, complete the enclosed proxy form, indicating your approval or disapproval of each of the proposals in the space provided, affix your seal or signature, and return the proxy form to the Company by mail by June 25, 2002.

Supplementary Note: Please be noted that the date of the Meeting is scheduled on June 26, 2002, one day earlier than the date of the meeting held by most of other Japanese issuers. Most custodians will require receipt of your voting instructions by no later than June 19, 2002.

Date and time of the meeting

Wednesday, June 26, 2002; 10:00 am

Place

Rihga Royal Hotel
3-68, Nakanoshima 5-chome,
Kita-ku, Osaka

If you attend the meeting in person, please submit your voting form at the reception desk.

Sincerely,
Shojiro Nan-ya, President

Agenda

Presentation of the Business Report, Balance Sheets and Statements of Income and Retained Earnings for the 15th business term (April 1, 2001 through March 31, 2002)

Proposals to be voted on

Proposal 1: Approval of the proposed appropriation of retained earnings for the 15th business term

Proposal 2: Partial Amendments to the Articles of Incorporation
(A summary of the proposal is included in the attached Voting Materials.)

Proposal 3: Election of nine (9) directors

Proposal 4: Election of two (2) corporate auditors

Proposal 5: Approval of retirement allowances to retiring directors and corporate auditors

Voting Information

1. Total number of shareholder voting rights: 1,999,457

2. Information regarding the proposals

Proposal 1: Approval of the proposed appropriation of retained earnings for the 15th business term

It is the Company's intention to appropriate the retained earnings for the 15th business term as outlined below, taking into account the business results for the term, the outlook for future operations and various other circumstances, while maintaining a stable level of dividends.

With regard to the dividend for the current business term, it is the Company's intention to pay a year-end dividend of ¥2,500 per share, the same amount as the interim dividend that was paid in December 2001.

Proposed Appropriation of Retained Earnings

	(Yen)
Unappropriated retained earnings for the current year	¥68,775,532,297
Reversal of reserve for advanced depreciation of fixed assets	18,360,744
Total	¥68,793,893,041
Appropriation is proposed as follows:	
Cash dividends to shareholders	¥5,000,000,000
[¥2,500 per share]	
Directors' bonuses	80,000,000
[including corporate auditors' bonuses]	[16,400,000]
Reserve for advanced depreciation of fixed asset	2,839,133,775
General reserve	20,000,000,000
Total	¥27,919,133,775
Retained earnings carried forward to the next period	¥40,874,759,266

(Note: Interim cash dividends totaling ¥5,000,000,000 (¥2,500 per share) were paid on December 11, 2001.)

Proposal 2: Partial Amendments to the Articles of Incorporation

1. Reasons for the amendments

(1) With the "Revision to the Law Concerning Passenger Railway Companies and the Japan Freight Railway Company (the "JR Law")" (2001 Law No. 61) having taken effect on December 1, 2001, the Company no longer falls under the scope of application of the JR Law. Accordingly, a portion of Article 1 (Trade name) is to be deleted.

(2) The "Partial Revision to the Commercial Code" (2001 Law No. 79), which became effective on October 1, 2001, abolished the system of par value stock and the system of certificates for odd-lot shares. Accordingly, Article 6 (Par value of par value share) and Article 8 (Non-issuance of odd-lot share certificates) are to be deleted.

Because this revision also grants odd-lot shareholders the rights to receive dividends, subscription rights for new shares and the rights to request the conversion of shares, Article 7 (Rights granted to odd-lot shareholders) becomes unnecessary and is to be deleted.

In addition, the calculation basis for a quorum for shareholders' meetings was changed from the total number of issued and outstanding shares to the voting rights of all the shareholders, and Article 18 (Election of directors) and Article 24 (Election of auditors) are to be amended accordingly.

(3) The "Partial Revision to the Commercial Code" (2001 Law No. 128), which became effective on April 1, 2002, replaces convertible bonds with bonds with subscription rights for new shares. Accordingly, Article 31 (Conversion of convertible bonds, year-end dividends and interim dividends) becomes unnecessary and is to be deleted.

In addition, with the approval of electronic means for recording the minutes of shareholders' meetings, Article 10 (record date), Article 16 (Minutes of shareholders' meetings), Article 29 (Year-end dividends) and Article 30 (Interim dividends) are to be amended to reflect this change.

(4) With the deletion of the current Articles 6 through 8, the numbers of Article 9 and subsequent Articles will be adjusted accordingly.

2. Details of the amendments

The details of the amendments are as follows:

(Amended portions are underlined)

Current Article	*Proposed Amendment*
Article 1 (Trade name) <u>Having been established as per the Law Concerning Passenger Railway Companies and the Japan Freight Railway Company,</u> the trade name of the Company shall be *Nishi Nihon Ryokaku Tetsudo Kabushiki Kaisha.*	Article 1 (Trade name) The trade name of the Company shall be *Nishi Nihon Ryokaku Tetsudo Kabushiki Kaisha.*
2. The English trade name of the Company shall be West Japan Railway Company.	2. (Unchanged)
<u>Article 6 (Par value of par value share) The par value of one share of par value stock issued by the Company shall be ¥50,000.</u>	(Deleted)

Article 7 (Rights granted to odd-lot shareholders) The Company grants holders of odd-lot shares the rights to receive year-end dividends and monetary dividends as stipulated in Article 293-5 of the Commercial Code ("interim dividends"). 2. In addition to the preceding paragraph, when the following rights are granted to shareholders (including beneficial shareholders, same below) by resolution of the Board of Directors, the same rights will also be granted to holders of odd-lot shares. (1) Subscription rights for new shares (2) Subscription rights for convertible bonds (3) Subscription rights for bonds with subscription rights for new shares	(Deleted)
Article 8 (Non-issuance of odd-lot share certificates) The Company will not issue share certificates for odd-lot shares.	(Deleted)
Article 9 (Omitted)	Article 6 (Unchanged from current Article 9)
Article 10 (Record date) Shareholders listed in the list of shareholders (including the list of beneficial shareholders, same below) at the close of business on March 31 of each year will be entitled to vote at the Annual General Meeting of Shareholders for the business term ending on March 31.	Article 7 (Record date) Shareholders (including beneficial shareholders, same below) listed or recorded in the list of shareholders (including the list of beneficial shareholders, same below) at the close of business on March 31 of each year will be entitled to vote at the Annual General Meeting of Shareholders for the business term ending on March 31of each year.
2. In addition to the preceding paragraph, when it becomes necessary to determine the shareholders, registered pledgees or odd-lot shareholders eligible to vote, the determination will be made by resolution of the Board of Directors upon giving prior public notice.	2. (Unchanged)
Article 11 (Omitted) Article 15	Article 8 (Unchanged from the current Articles 11-15) Article 12
Article 16 (Minutes of shareholders' meetings) The highlights of the proceedings and the results of a General Meeting of Shareholders shall be entered in the minutes of the meeting, and the chair of the meeting and the directors in attendance shall affix their names and seals to the minutes.	Article 13 (Minutes of shareholders' meetings) The highlights of the proceedings and the results of a General Meeting of Shareholders shall be entered or recorded in the minutes of the meeting, and the chair of the meeting and the directors in attendance shall affix their names and seals or their electronic signatures to the minutes.
Article 17 (Omitted)	Article 14 (Unchanged from current Article 17)
Article 18 (Election of directors) The election of directors shall require a majority vote of the shareholders present at the meeting	Article 15 (Election of directors) The election of directors shall require a majority vote of the shareholders present at the meeting

who hold shares representing in aggregate one-third (1/3) or more of the total number of issued and outstanding shares with voting rights. 2. Cumulative voting shall not be used for the election of directors. Article 19 (Omitted) Article 23 Article 24 (Election of auditors) The provision of the first paragraph of Article 18 above will also apply to the election of auditors. Article 25 (Omitted) Article 28	who hold in aggregate one-third (1/3) or more of the voting rights of all the shareholders. 2. (Unchanged) Article 16 (Unchanged from the current Articles 19-23) Article 20 Article 21 (Election of auditors) The provision of the first paragraph of Article 15 above will also apply to the election of auditors. Article 22 (Unchanged from the current Articles 25-28) Article 25
Article 29 (Year-end dividend) The year-end dividend shall be paid to the shareholders or their registered pledgees listed in the list of shareholders at the close of business on March 31 of each year, and to the odd-lot shareholders listed in the registry of odd-lot shares as of the same date.	Article 26 (Year-end dividend) The year-end dividend shall be paid to the shareholders or their registered pledgees listed or recorded in the list of shareholders at the close of business on March 31 of each year, and to the odd-lot shareholders listed or recorded in the registry of odd-lot shares as of the same date.
2. The Company is not responsible for the payment of any dividend under the preceding paragraph if the dividend is not claimed within three (3) years from the initial date on which the dividend became due and payable.	2. (Unchanged)
3. Interest shall not be paid on dividends claimed during the period mentioned in the preceding paragraph.	3. (Unchanged)
Article 30 (Interim dividends) The Company may, by resolution of the Board of Directors, pay an interim dividend to the shareholders or their registered pledgees listed in the list of shareholders at the close of business on September 30 of each year, and to the odd-lot shareholders listed in the registry of odd-lot shares as of the same date.	Article 27 (Interim dividends) The Company may, by resolution of the Board of Directors, distribute monies as stipulated in Article 293-5 of the Commercial Code ("interim dividends"). to the shareholders or their registered pledgees listed or recorded in the list of shareholders at the close of business on September 30 of each year, and to the odd-lot shareholders listed or recorded in the registry of odd-lot shares as of the same date.
2. Paragraphs 2 and 3 of the preceding Article will similarly apply to interim dividends.	2. (Unchanged)
Article 31 (Conversion of convertible bonds, year-end dividends and interim dividends) In the event convertible bonds are issued, year-end dividends and interim dividends to be paid on shares issued and odd-lot shares arising from the conversion of convertible bonds, will	(Deleted)

be paid as if the conversion was made on April 1 if the conversion request was made between April 1 and September 30, and on October 1 if the conversion request was made between October 1 and March 31 of the following year.	

Proposal 3: Election of nine (9) directors

The terms of office of eight (8) directors will expire at the close of this ordinary general meeting of shareholders. In addition, Akira Kanai retired as a director effective September 30, 2001. Accordingly, shareholders are requested to elect nine (9) directors.

The candidates for the position of director are as follows:

	Name (Date of Birth)	Personal History and Outside Directorships	No. of Company Shares Owned
1	Masataka Ide (April 3, 1935)	April 1959 Joined Japanese National Railways Dec. 1986 Chief, President's Secretariat; General Manager, Public Relations April 1987 Vice President, West Japan Railway Company June 1992 President April 1997 Chairman (Current)	23
2	Shojiro Nan-ya (July 2, 1941)	April 1964 Joined Japanese National Railways Sep. 1985 Chief, Labor Relation Div., Staff Administration Dept. April 1987 Director; General Manager, Personnel Department, West Japan Railway Company June 1990 Managing Director; Senior General Manager, Tokyo Headquarters; Deputy Senior General Manager, Corporate Planning Headquarters June 1992 Executive Senior Managing Director; Senior General Manager, Corporate Planning Headquarters; Senior General Manager, Tokyo Headquarters June 1994 Vice President April 1997 President (Current)	23
3	Takeshi Kakiuchi (April 15, 1944)	July 1969 Joined Japanese National Railways May 1986 Manager, President's Secretariat; Deputy Manager, Public Relations April 1987 Deputy General Manager, Management Administration Department, Corporate Planning Headquarters., West Japan Railway Company June 1993 Director; General Manager, Finance Department June 1994 Director; General Manager, Personnel Department June 1996 Director; General Manager, Management Planning Department April 1997 Director; General Manager, Management Planning Department; Senior General Manager, Tokyo Headquarters June 1998 Managing Director; Senior General	20

		Manager, Tokyo Headquarters June 1999 Senior Executive Officer; Senior General Manager, Tokyo Headquarters June 2000 Managing Director June 2001 Vice President and Executive Officer; Senior General Manager, Tokyo Headquarters Oct. 2001 Vice President and Executive Officer; Senior General Manager, Corporate Planning Headquarters.; Senior General Manager, Tokyo Headquarters (Current)	
4	Masayuki Sakata (June 13, 1949)	April 1973 Joined Japanese National Railways Feb. 1986 Assistant Manager, Payroll Div., Personnel Department April 1987 Deputy General Manager, Labor Div., Personnel Department, West Japan Railway Company June 1991 Deputy General Manager, Management Administration Department, Corporate Planning Headquarters June 1994 Deputy General Manager, Management Planning Department June 1996 General Manager, Personnel Department June 1998 Director; General Manager, Personnel Department June 1999 Executive Officer; General Manager, Personnel Department June 2000 Executive Officer; General Manager, Management Planning Department March 2001 Senior Executive Officer; General Manager, Management Planning Department June 2001 Managing Director and Executive Officer; General Manager, Management Planning Dept.; General Manager, Group Management Office, Management Planning Dept. Oct. 2001 Managing Director and Executive Officer; Deputy Senior General Manager, Corporate Planning Headquarters.; General Manager, Group Management Office, Corporate Planning Headquarters (Current)	7
5	Kenzo Tokuoka (May 18, 1947)	April 1970 Joined Japanese National Railways April 1984 Deputy Manager, Track Maintenance Div., Track & Structures Department April 1987 Deputy General Manager, Track Maintenance Div., Track & Structures Department, Railway Operations Headquarters, West Japan Railway Company April 1993 Deputy General Manager, Transport Safety Department, Railway Operations Headquarters June 1994 General Manager, Track & Structures Department, Railway Operations Headquarters June 1998 Director; General Manager, Kanazawa Branch Office; Branch Manager, Kanazawa Branch, TiS Headquarters June 1999 Executive Officer; General Manager, Kanazawa Branch Office Oct. 2001 Executive Officer; General Manager, Technical Research and Development Dept.,	11

		Railway Operations Headquarters (Current)	
6	Yasutada Ikeda (December 28, 1946)	April 1969 Joined Japanese National Railways Feb. 1986 General Manager, Track & Structures Department, Tennoji Railway Operations Division April 1987 Deputy General Manager, Construction Div., Track & Structures Department, West Japan Railway Company March 1990 Deputy General Manager, Research & Planning Dept., Regional Development Headquarters June 1992 General Manager, Track & Structures Department, Railway Operations Headquarters June 1994 General Manager, Osaka Construction Branch Office, Construction Department June 1996 Director; General Manager, Kobe Branch Office June 1999 Senior Executive Officer; General Manager, Construction Dept. (Current)	12
7	Tooru Takagi (February 27, 1947)	April 1971 Joined Japanese National Railways March 1985 Manager, Technology Div., Takatori Works April 1987 Manager, Takatori Works, Kinki Regional Operations Headquarters, West Japan Railway Company June 1991 Deputy General Manager, Administration Div., Rolling Stock Department, Railway Operations Headquarters June 1994 Chief, Takatori Works, Kobe Branch June 1995 General Manager, Rolling Stock Department, Railway Operations Headquarters June 1998 Director; General Manager, Kyoto Branch Office June 1999 Executive Officer; General Manager, Kyoto Branch Office June 2000 Executive Officer; Deputy Senior General Manager, Railway Operations Headquarters; General Manager, Transport Safety Department (Current)	13
8	Yoshio Tateishi (November 1, 1939)	April 1963 Joined Tateishi Electric Manufacturing Co. (present OMRON Corporation) May 1973 Director June 1976 Managing Director June 1983 Senior Managing Director June 1987 President (Current) June 2000 Director, West Japan Railway Company (Current) (Other Directorships) - President, OMRON Corporation - President, Keihanna Interaction Plaza Inc. - Chairman, Human Renaissance Institute Co., Ltd.	4
9	Akio Nomura (February 8, 1936)	April 1958 Joined Osaka Gas Co., Ltd. June 1988 Director June 1989 Managing Director June 1991 Representative Senior Managing Director June 1994 Vice President June 1998 President (Current) June 2000 Director, West Japan Railway Company (Current) (Other Directorships) - President, Osaka Gas Co., Ltd.	4

(Notes)

(1) Candidate Yoshio Tateishi has a relationship with the Company as president of OMRON Corporation, and candidate Akio Nomura has a relationship with the Company as president of Osaka Gas Co., Ltd.
(2) Candidates Yoshio Tateishi and Akio Nomura meet the requirements for outside directors as per Article 188, Section 2-7-2 of the Commercial Code.

Proposal 4: Election of two (2) corporate auditors

Corporate auditors Takayuki Sasaki and Kenji Ikeda will retire as of the close of this Annual General Meeting of Shareholders. Accordingly, shareholders are requested to elect two (2) auditors to fill these vacancies.

The candidates for the positions of corporate auditor are as follows:

	Name (Date of Birth)	Personal History and Outside Directorships	No. of Company Shares Owned
1	Toshifumi Shiba (September 11, 1946)	April 1971 Joined Japanese National Railways July 1985 General Manager, General Affairs Department, Yonago Railway Operations Division April 1987 General Manager, General Affairs Dept., Shinkansen Operations Headquarters, West Japan Railway Company June 1996 Director; Deputy Senior General Manager, Affiliated Business Headquarters June 1997 Director; General Manager, Finance Dept. June 1999 Executive Officer; General Manager, Finance Dept. June 2001 Senior Executive Officer; General Manager, Finance Dept. (Current)	12
2	Kazuo Yoshida (January 10, 1948)	April 1971 Joined Ministry of Finance June 1983 Deputy Director, Bureau of Primary Statistics July 1985 Associate Professor, Faculty of Economics, Osaka University April 1987 Associate Professor, Faculty of Economics, Kyoto University Aug. 1988 Professor, Faculty of Economics, Kyoto University April 1997 Research, Graduate School of Economics, Kyoto University (Current)	0

(Notes)

(1) The candidates have no special interests with relation to the Company.

(2) Candidate Kazuo Yoshida is a candidate for external auditor as per Article 18-1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of Kabushiki-Kaisha."

(3) In order to assume office as a corporate auditor, candidate Kazuo Yoshida requires the approval of the National Personnel Authority as stipulated in the National Civil Service Law, and this approval has not been obtained as of May 31, 2002. His assumption of office is conditional on approval of the National Personnel Authority.

Proposal 5: Approval of retirement allowances to retiring directors and corporate auditors

It is proposed that, in appreciation for services rendered while in office by director Akira Kanai, who retired as a director on September 30, 2001, and by directors Kazuyoshi Kudo and Sunao Moritake and corporate auditors Takayuki Sasaki and Kenji Ikeda, who will retire as directors and corporate auditors respectively at the close of this Annual General Meeting of Shareholders, retirement gratuities be granted to them upon their retirement within the limits of remuneration permitted in the Company's rules of evaluation.

In addition, at its meeting held on April 23, 2002, it was resolved by the Board of Directors to abolish the system of retirement gratuities for retiring directors and auditors. Conditional on shareholder approval of Proposal 3, it is proposed that in consideration of the considerable responsibilities to be assumed by directors Masataka Ide, Shojiro Nan-ya, Takeshi Kakiuchi, Masayuki Sakata, Yoshio Tateishi and Akio Nomura, and by Koji Takito and Josei Ito, who are currently serving as corporate auditors, retirement gratuities be granted to them upon their retirement within the limits of remuneration permitted in the Company's rules of evaluation on the occasion of the abolishment of the system of retirement gratuities for retiring directors and auditors.

It is also proposed that the specific amounts, timing and method of granting gratuities for the retiring directors will be decided at a meeting of the Board of Directors, and that the specific amounts, timing and method of granting gratuities for the retiring corporate auditors will be decided by agreement between the corporate auditors.

The retiring directors and corporate auditors are as follows:

Name	Personal History	
Akira Kanai	June 1992	Director; Deputy Senior General Manager, Tokyo Headquarters, West Japan Railway Company
	June 1994	Director; General Manager, Management Planning Department
	June 1996	Managing Director; Senior General Manager, Tokyo Headquarters
	April 1997	Managing Director
	June 1998	Senior Managing Director
	Oct. 1999	Senior Managing Director and Executive Officer; Senior General Manager, Railway Operations Headquarters
	June 2000	Vice President
	March 2001	Vice President and Executive Officer, Senior General Manager, TiS Headquarters
	Sept. 2001	Retired as director
Kazuyoshi Kudo	June 2000	Managing Director and Executive Officer; Senior General Manager, Railway Operations Headquarters, West Japan Railway Company (Current)
Sunao Moritake	June 2000	Managing Director and Executive Officer; Senior General Manager, Affiliated Business Headquarters, West Japan Railway Company
	June 2002	Managing Director and Executive Officer; Senior General Manager, Corporate Resource Development Headquarters; General Manager, New Business Development (Current)
Takayuki Sasaki	June 2000	Corporate Auditor, West Japan Railway Company (Current)
Kenji Ikeda	June 2001	Corporate Auditor, West Japan Railway Company (Current)

The directors and corporate auditors to whom retirement gratuities are to be paid on the occasion of the abolishment of the system of retirement gratuities for retiring directors and auditors are as follows:

Name	Personal History	
Masataka Ide	April 1987 June 1992 April 1997	Vice President, West Japan Railway Company President Chairman (Current)
Shojiro Nan-ya	April 1987 June 1990 June 1992 June 1994 April 1997	Director; General Manager, Personnel Department, West Japan Railway Company Managing Director; Senior General Manager, Tokyo Headquarters; Deputy Senior General Manager, Corporate Planning Headquarters Executive Senior Managing Director; Senior General Manager, Corporate Planning Headquarters; Senior General Manager, Tokyo Headquarters Vice President President (Current)
Takeshi Kakiuchi	June 2000 June 2001 Oct. 2001	Managing Director, West Japan Railway Company Vice President and Executive Officer; Senior General Manager, Tokyo Headquarters Vice President and Executive Officer; Senior General Manager, Corporate Planning Headquarters.; Senior General Manager, Tokyo Headquarters (Current)
Masayuki Sakata	June 2001 Oct. 2001	Managing Director and Executive Officer, General Manager, Management Planning Dept.; General Manager, Group Management Office, Management Planning Dept., West Japan Railway Company Managing Director and Executive Officer; Deputy Senior General Manager, Corporate Planning Headquarters.; General Manager, Group Management Office, Corporate Planning Headquarters (Current)
Yoshio Tateishi	June 2000	Director, West Japan Railway Company
Akio Nomura	June 2000	Director, West Japan Railway Company
Koji Takito	June 1998	Corporate Auditor, West Japan Railway Company
Josei Ito	June 2000	Corporate Auditor, West Japan Railway Company

Non-Consolidated Balance Sheets

West Japan Railway Company
March 31, 2002

Assets	Millions of yen	Liabilities	Millions of yen
Current Assets		**Current Liabilities**	
Cash	¥49,687	Short-term borrowings	¥42,663
Railway fares receivable	18,019	Current portion of long-term debt	33,760
Accounts receivable	10,398	Current portion of long-term payables for the acquisition of railway facilities	34,708
Accrued income	4,950	Current portion of long-term payables	3,946
Short-term loans	830	Accounts payable	98,394
Real estate for sale	121	Accrued expenses	13,660
Materials and supplies	2,942	Accrued consumption tax	4,985
Prepaid expenses	1,914	Accrued income tax	25,431
Deferred tax assets	12,618	Railway deposits received	8,393
Other current assets	7,600	Deposits	15,706
Less allowance for doubtful accounts	(267)	Prepaid railway fares received	28,328
Total Current Assets	**108,816**	Deposits received	72,914
		Advance payments received	441
Fixed Assets		Allowance for bonuses	33,916
Railway	1,598,106	Other current liabilities	303
Ferry	214	**Total Current Liabilities**	**417,553**
Related businesses	64,539		
Other operations	91,010		
Construction in progress	68,834	**Long-Term Liabilities**	
Investments and advances	204,233	Bonds	215,000
Stock of subsidiaries	94,173	Long-term debt	236,873
Investment securities	49,514	Long-term payables for the acquisition of railway facilities	611,178
Long-term loans	5,425	Long-term payables	30,011
Long-term prepaid expense	3,008		
Long-term Deferred tax assets	45,083	Long-term payables for leased railway facilities	40,836
Other investments and advances	7,709		
Less allowance for doubtful accounts	(680)	Retirement allowances for employees	180,892
		Reserve for repairs on concrete structures	9,650
		Other long-term liabilities	5,097
Total Fixed Assets	**2,026,939**	**Total Long-Term Liabilities**	**1,329,540**
		Total Liabilities	**1,747,093**
		Shareholders' Equity	
		Capital stock	100,000
		Legal reserves	66,327
		Capital surplus	55,000
		Earned legal surplus	11,327
		Retained earnings	218,775
		Voluntary reserves	150,000
		Unappropriated retained earnings	68,775
		Evaluation differences on other securities	3,559
		Total Shareholders' Equity	**388,662**
Total Assets	**¥2,135,756**	**Total Liabilities and Shareholders' Equity**	**¥2,135,756**

Non-Consolidated Statements of Income and Retained Earnings

West Japan Railway Company
Year ended March 31, 2002

	Millions of Yen
Operating Revenues	
Railway	¥851,142
Ferry	360
Other operations	18,385
	869,887
Operating Expenses	
Railway	763,226
Ferry	483
Other operations	6,644
	770,353
Operating Income (Loss)	
Railway	87,915
Ferry	(123)
Other operations	11,740
	99,533
Non-Operating Revenues and Expenses	
Non-operating revenues:	
Interest and dividend revenues	815
Others	5,448
	6,263
Non-operating expenses:	
Interest expenses	51,175
Others	528
	51,703
Recurring Profit	**54,092**
Extraordinary Profits and Losses	
Extraordinary profits	
Proceeds from construction contract	30,932
Gain on investment securities	66,218
Others	7,991
	105,142
Extraordinary losses	
Loss on reduction entry of proceeds from construction	28,814
Loss on transfer of debt	23,178
Repair expenses for elevated track of Shinkansen	15,872
Loss on investment securities	11,312
Others	20,499
	99,677
Income before Income Taxes	**59,557**
Income taxes-current	41,243
Income taxes-deferred	(14,232)
Net Income	**32,546**
Retained Earnings Carried Forward from the Previous Period	**41,228**
Appropriations	
Interim cash dividends	5,000
Unappropriated retained earnings at year-end	**¥68,775**

Annex B – A.29

(Translation)

June 26, 2002

To the Shareholders:

NOTICE OF RESOLUTIONS OF THE 15TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 15th Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as described below.

Yours very truly,

Shojiro Nan-ya
President and Representative Director

West Japan Railway Company
4-24, Shibata 2-chome,
Kita-ku, Osaka, Japan

Description

Matters for reporting:

Report on the business report, balance sheet and statement of income for the 15th business year (from April 1, 2001 to March 31, 2002).

The particulars of the above financial statements were reported to the meeting.

Matters for resolution:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 15th business year

The proposition was approved and adopted as proposed. The dividends were determined to be ¥2,500 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed to delete some words pursuant to the enforcement of the "Law to Amend the Law Concerning Passenger Railway Companies and the Japan Freight Railway Company" (2001 Law No. 61) and delete some articles pursuant to the "Law to Amend Part of the Commercial Code, etc." (2001 Law No. 79) and the "Law to Amend Part of the Commercial Code, etc." (2001 Law No. 128).

Proposition No. 3: Election of nine (9) Directors

As proposed, Messrs. Masataka Ide, Shojiro Nan-ya, Takeshi Kakiuchi, Masayuki Sakata, Yoshio Tateishi and Akio Nomura, six in all, were re-elected as Directors and Messrs. Kenzo Tokuoka, Yasutada Ikeda and Tooru Takagi, three in all, were newly elected as Directors, and each of them assumed office.

Messrs. Yoshio Tateishi and Akio Nomura, two in all, have satisfied the requirements as external directors as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

Proposition No. 4: Election of two (2) Corporate Auditors

As proposed, Messrs. Toshifumi Shiba and Kazuo Yoshida, two in all, were newly elected as Corporate Auditors and each of them assumed office.

Mr. Kazuo Yoshida is an external auditor as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

Proposition No. 5: Granting of retirement gratuities to the Directors and Corporate Auditors

The proposition was approved and adopted as proposed that retirement gratuities be granted to the retired Directors Messrs. Akira Kanai, Kazuyoshi Kudo and Sunao Moritake and the retired Corporate Auditors Messrs. Takayuki Sasaki and Kenji Ikeda within the extent of a reasonable amount in accordance with the established standard of the Company and that the determination of the actual amount, time, method of presentation thereof and other items be entrusted to the Board of Directors in respect of the retired Directors and to the mutual consultation among the Corporate Auditors in respect of the retired Corporate Auditors, respectively.

It was also approved and adopted as proposed that upon the abolition of the officers' retirement gratuities plan, payments be made to the re-elected Directors Messrs. Masataka Ide, Shojiro Nan-ya, Takeshi Kakiuchi, Masayuki Sakata, Yoshio Tateishi and Akio Nomura, six in all, and the Corporate Auditors currently in office Messrs. Koji Takito and Josei Ito, two in all, within the extent of a reasonable amount in accordance with the established standard of the Company that the determination of the actual amount, time, method of presentation thereof and other items be entrusted to the Board of Directors in respect of the Directors and to the mutual consultation among the Corporate Auditors in respect of the Corporate Auditors, respectively.

- END -

Appendix

1. At the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Representative Director and Director with specific title was elected and assumed office:

Chairman of the Board of Directors and Representative Director:	Masataka Ide
President and Representative Director:	Syojiro Nan-ya
Vice President and Representative Director:	Takeshi Kakiuchi

2. After the close of the Ordinary General Meeting of Shareholders, by mutual election among the Corporate Auditors, Messrs. Toshifumi Shiba was elected as Full-time Corporate Auditors and assumed office.

3. At the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Executive Officers were elected and assumed office:

Chairman of the Board of Directors, Representative Director Executive Officer	Shojiro Nan-ya
Representative Director and Executive Vice President	Takeshi Kakiuchi
Executive Senior Managing Director and Executive Officer	Masayuki Sakata
Executive Senior Managing Director and Executive Officer	Kenzo Tokuoka
Managing Director and Executive Officer	Yasutada Ikeda
Managing Director and Executive Officer	Toru Takagi
Senior Executive Officer	Shizuka Yabuki
Senior Executive Officer	Kazuaki Maruo
Executive Officer	Kiyoshi Kawachi
Executive Officer	Soichi Haji
Executive Officer	Noboru Koide
Executive Officer	Tsunemi Murakami
Executive Officer	Yoshiyuki Matsuoka
Executive Officer	Ryuichiro Tsuchiya
Executive Officer	Akira Watanabe
Executive Officer	Katsuaki Morinaga
Executive Officer	Takashi Kondo
Executive Officer	Shin-ichi Arima
Executive Officer	Rikio Morita
Executive Officer	Teruaki Akahoshi
Executive Officer	Yoshimasa Komoto
Executive Officer	Akiyoshi Yamamoto
Executive Officer	Hitoshi Nakamura
Executive Officer	Koichi Inoue

Payment of dividends for the 15th business year

1. The payment of dividends will be made against a "Notice of Payment of Dividends for the 15th Business Year by Postal Transfer" enclosed herewith and we recommend that such payment be received at any post office during the period from June 27, 2002 to July 26, 2002.

2. If you have already elected to receive payment of dividends by transfer to your account with a bank, please confirm the receipt of the payment as mentioned in a "Statement of Dividends for the 15th Business Year" and a "Confirmation of Account to Receive Dividends" enclosed herewith.

- END -

Annex B – A.30

(Translation)

May 30, 2003

To the Shareholders:

NOTICE OF THE 16TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 16th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to attend at the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please review the accompanying "Information Relating to Exercise of Voting Rights" and sign and return to us by mail the enclosed voting form indicating your approval or disapproval of the propositions by June 24, 2003.

Yours very truly,

Takeshi Kakiuchi
President and Representative Director

West Japan Railway Company
4-24, Shibata 2-chome,
Kita-ku, Osaka, Japan

<u>Description</u>

1. Date and hour of meeting:

   June 25 (Wednesday), 2003, at 10:00 a.m.

2. Place of meeting:

   RIHGA Royal Hotel,
   3-68, Nakanoshima 5-chome, Kita-ku, Osaka, Japan

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report on the business report, balance sheet and statement of income for the 16th business year (from April 1, 2002 to March 31, 2003).

   Matters to be resolved:

   <Proposed by the Company (Proposition Nos. 1 to 3)>

   Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 16th business year

   Proposition No. 2: Amendment to the Articles of Incorporation

   The outline of the proposition is as set forth in the "Information Relating to Exercise of Voting Rights" below.

   Proposition No. 3: Election of four (4) Corporate Auditors

   <Proposed by Shareholders (Proposition No. 4)>

   Proposition No. 4: Institution of provisions in the Articles of Incorporation for creating a Safety Oversight Committee and assigning external Directors to the Committee

   The outline of the proposition is as set forth in the "Information Relating to Exercise of Voting Rights" below.

The financial statements and the copies of audit reports which shall be attached to the Notice of the General Meeting of Shareholders are as set forth in the "Documents Attached to the Notice of the 16th Ordinary General Meeting of Shareholders" attached herewith (from page 3 to page 28).

\- - - - -

In attending the meeting, please present the enclosed voting form to a receptionist at the place of meeting.

Information Relating to Exercise of Voting Rights

1. Total number of voting rights of all the shareholders:

   1,999,556 rights

2. Propositions and explanatory information:

<Proposed by the Company (Proposition Nos. 1 to 3)>

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 16th business year

For the purpose of continuing to pay dividends on a consistent basis and taking into consideration various factors, including the performance for the business year under review and the future business development, management proposes to appropriate retained earnings for the 16th business year, as set forth below.

With regard to dividends for the business year under review, management proposes to pay a year-end dividend of ¥2,500 per share, which is the same as the interim dividend per share paid in December 2002.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year:	69,364,947,499
Reversal of reserve for special account for deferred tax on fixed assets:	288,807,096
Total:	69,653,754,595
To be appropriated as follows:	
Cash dividends: 5,000,000,000 (¥2,500 per share)	
Officers' bonuses:	99,000,000
(Bonuses to Corporate Auditors:	18,100,000)
Reserve for deferred income tax on fixed assets:	894,671,477
General reserve: 20,000,000,000	
Retained earnings to be carried forward to the next year:	43,660,083,118

(Note) On December 10, 2002, interim dividends of ¥5,000,000,000 (¥2,500 per share) were paid.

Proposition No. 2: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

(1) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" (2001 Law No. 149) of Japan as of May 1, 2002, the term of office of corporate auditors has been extended. Accordingly, it is hereby proposed that Article 22 (Term of office of Corporate Auditors) of the existing Articles of Incorporation be amended.

(2) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code, etc." (2002 Law No. 44) of Japan as of April 1, 2003, a system to invalidate share certificates has been created. Accordingly, it is hereby proposed that Article 8 (Transfer agent) of the existing Articles of Incorporation be amended.

Additionally, the said Law has loosened the quorum for adopting a special resolution at a general meeting of shareholders as provided for in Article 343 of the Commercial Code of Japan, by establishing a provision in the articles of incorporation. Accordingly, it is hereby proposed that a new paragraph be created in Article 11 (Method of resolution) of the existing Articles of Incorporation.

2. The particulars of the proposed amendment:

The particulars of the proposed amendment are as follows:

(Underlines show amendment.)

Existing Articles of Incorporation	Proposed amendment
(Transfer agent)	(Transfer agent)
Article 8. The Company shall have a transfer agent with respect to its shares and fractional shares.	Article 8. (Same as existing)
2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors and public notice shall be given thereof.	2. (Same as existing)
3. The register of shareholders <u>and</u> the register of fractional shares of the Company shall be kept at the place of business of its transfer agent and businesses relating to its shares and fractional shares, such as the registration of a transfer of shares and purchase of fractional shares, shall be handled by the transfer agent and not by the Company.	3. The register of shareholders<u>,</u> the register of fractional shares <u>and the register of loss of share certificates</u> of the Company shall be kept at the place of business of its transfer agent and businesses relating to its shares and fractional shares, such as the registration of a transfer of shares and purchase of fractional shares, shall be handled by the transfer agent and not by the Company.

Existing Articles of Incorporation	Proposed amendment
(Method of resolution)	(Method of resolution)
Article 11. Resolutions at a General Meeting of Shareholders shall, unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, be adopted by a majority of the votes of the shareholders present.	Article 11. (Same as existing)
(To be newly established)	2. Special resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.
(Term of office of Corporate Auditors)	(Term of office of Corporate Auditors)
Article 22. The term of office of Corporate Auditors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of the accounts last to occur within three (3) years after their assumption of office.	Article 22. The term of office of Corporate Auditors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of the accounts last to occur within four (4) years after their assumption of office.
2. The term of office of a Corporate Auditor elected to fill a vacancy shall expire at such time as the term of office of his predecessor would expire.	2. (Same as existing)

Proposition No. 3: Election of four (4) Corporate Auditors

The term of office of all the four Corporate Auditors will expire at the close of this Ordinary General Meeting of Shareholders and it is hereby proposed that four Corporate Auditors be elected.

The candidates for Corporate Auditors are as follows.

It is to be added that the Board of Corporate Auditors has consented to this proposition.

Candidate No.	Name (Date of birth)	Brief history		Number of shares of the Company held by Candidate
1.	Toshifumi Shiba (September 11, 1946)	April 1971	Joined Japan National Railways	17 shares
		July 1985	General Manager of General Affairs Department, Yonago Railways Control Division, Japan National Railways	
		April 1987	General Manager of General Affairs Department, Shinkansen Operations Headquarters of the Company	
		June 1996	Director of the Company and Deputy Senior General Manager of Corporate Resource Development Headquarters of the Company	
		June 1997	Director of the Company and General Manager of Finance Department of the Company	
		June 1999	Executive Officer of the Company and General Manager of Finance Department of the Company	
		June 2001	Senior Executive Officer of the Company and General Manager of Finance Department of the Company	
		June 2002	Full-time Corporate Auditor of the Company (present post)	
2.	Koji Takito (July 11, 1942)	April 1967	Joined the National Police Agency	18 shares
		Sept. 1992	Councilor, Director-General's Secretariat, the National Police Agency	
		April 1994	Chief of the Hyogo Prefectural Police Headquarters	
		Aug. 1996	Deputy Superintendent-General, The Metropolitan Police Department	
		Mar. 1998	Retired from the National Police Agency	

Candidate No.	Name (Date of birth)	Brief history		Number of shares of the Company held by Candidate
		June 1998	Full-time Corporate Auditor of the Company (present post)	
3.	Josei Ito (May 25, 1929)	Mar. 1953	Joined Nippon Life Insurance Company	18 shares
		Jul. 1981	Director of Nippon Life Insurance Company	
		Mar. 1984	Managing Director of Nippon Life Insurance Company	
		Mar. 1987	Senior Managing Director of Nippon Life Insurance Company	
		Mar. 1988	Executive Vice President and Representative Director of Nippon Life Insurance Company	
		Jul. 1989	President and Representative Director of Nippon Life Insurance Company	
		April 1997	Chairman and Representative Director of Nippon Life Insurance Company (present post)	
		June 2000	Corporate Auditor of the Company (present post)	
		<Representation of other companies>		
		Chairman and Representative Director of Nippon Life Insurance Company		
4.	Kazuo Yoshida (January 10, 1948)	Apr. 1971	Joined the Ministry of Finance	1 share
		Jun. 1983	Assistant to Budget Examiner, Budget Bureau of the Ministry of Finance	
		July 1985	Associate Professor of the Department of Economics, Osaka University	
		April 1987	Associate Professor of the Department of Economics, Kyoto University	
		Aug. 1988	Professor of the Department of Economics, Kyoto University	
		Apr. 1997	Professor of Graduate School of Economics / Faculty of Economics, Kyoto University (present post)	
		Jun. 2002	Corporate Auditor of the Company (present post)	

(Notes)

1. Candidate Mr. Josei Ito has transactions with the Company, as Chairman and Representative Director of Nippon Life Insurance Company.

2. Messrs. Koji Takito, Josei Ito and Kazuo Yoshida are candidates for external auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

<Proposed by Shareholders (Proposition No. 4)>

Proposition No. 4 has been made by shareholders. The proposing (109) shareholders hold 376 voting rights.

Proposition No. 4: Institution of provisions in the Articles of Incorporation for creating a Safety Oversight Committee and assigning external Directors to the Committee

◇ Summary of the proposition

It is hereby proposed to institute provisions in the Articles of Incorporation as set forth below:

The Company shall have a standing Safety Oversight Committee, which shall oversight safety of its railways. The Safety Oversight Committee shall be held once every month and a summary of the proceedings shall be made available to the public.

Independent external Directors shall be assigned to the Safety Oversight Committee. The detailed regulations of the proceedings thereof shall be determined separately.

◇ Reason for the proposition

In the case of the Shigaraki train accident that caused 42 deaths in 1991, the Osaka High Court found JR West responsible as "it did not comply with its duties to establish a reporting system" in December 2002. With regard to the case where one ambulance crew member was killed and another was injured during their rescue operations on the spot of a train accident in November 2002, the Kinki District Transport Bureau issued a warning letter, saying, "Measures to secure safety during the rescue operations were inappropriate." Police are investigating the case for charges of professional negligence resulting in death and bodily injury. With regard to the case of dosing on the job by a Shinkansen operator in February 2003, the Ministry of Land, Infrastructure and Transport reprimanded JR West severely, saying, "The deed undermined confidence in the whole railway industry" and the Chugoku District Transport Bureau issued a waning letter, saying, "It seriously undermined confidence of the society in the public transportation systems." In spite of repeated warnings, there seems to be no end to accidents by JR West. The principal factors responsible for such accidents are JR West's management practices of giving priority to operations, making light of safety and shifting responsibility to employees. To restore its undermined confidence, JR West must force through drastic corporate reforms and create a Safety Oversight Committee as an internal control system placing first priority on safety and assign independent external Directors to the Committee.

○ Opinion of the Board of Directors

The Board of Directors objects to this proposition.

We believe that the Articles of Incorporation provide for the fundamental matters of the

Company, such as its organization and businesses, and that it is inappropriate to provide a matter such as that concerning execution of business as proposed by the shareholders.

As a matter of course, we have given top priority to management securing transport safety and exerted all-out efforts for that purpose. Specifically, we have Transport Safety Departments at all of our head office and branches, which analyze and investigate causes of every accident at full length. Based on such analyses and investigations, accident prevention measures are implemented by our Committee on Safety Measures, an internal deliberative organ. Furthermore, we institute an ad hoc committee comprising outside experts as an advisory organ as the necessity arises.

These measures are timely and properly reported to meetings of the Board of Directors attended by outside Directors and Corporate Auditors and the Board of Directors gives specific directions as the necessity arises. As a result of these efforts, since our incorporation, the number of railway accidents has been on the decline.

Therefore, the Board of Directors is of the opinion that there is no need to institute provisions to create such a committee as described in this proposition in the Articles of Incorporation.

-END-

Annex B – A.31

(Translation)

June 25, 2003

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 16TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 16th Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as described below.

Yours very truly,

Takeshi Kakiuchi
President and Representative Director

West Japan Railway Company
4-24, Shibata 2-chome,
Kita-ku, Osaka, Japan

Description

Matters for reporting:

Report on the business report, balance sheet and statement of income for the 16th business year (from April 1, 2002 to March 31, 2003).

The particulars of the above financial statements were reported to the meeting.

Matters for resolution:

<Proposed by the Company (Proposition Nos. 1 to 3)>

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 16th business year

The proposition was approved and adopted as proposed. The dividends were determined to be ¥2,500 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

The particulars of the amendment are as follows:

(1) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" (2001 Law No. 149) of Japan as of May 1, 2002, the term of office of corporate auditors has been extended. Accordingly, in Article 22 (Term of office of Corporate Auditors) of the Articles of Incorporation, the term of office of Corporate Auditors has been changed from three (3) years to four (4) years.

(2) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code, etc." (2002 Law No. 44) of Japan as of April 1, 2003, a system to invalidate share certificates has been created. Accordingly, in Article 8 (Transfer agent) of the Articles of Incorporation, the register of loss of share certificates has been added after the register of shareholders and the register of fractional shares that shall be kept at the place of business of the transfer agent.

Additionally, the said Law has loosened the quorum for adopting a special resolution at a general meeting of shareholders as provided for in Article 343 of the Commercial Code of Japan, by establishing a provision in articles of incorporation. Accordingly, in Article 11 (Method of resolution) of the Articles of Incorporation, a provision has been created as paragraph 2 to make such quorum to be one-third (1/3) or more of voting rights of all the shareholders.

Proposition No. 3: Election of four (4) Corporate Auditors

Messrs. Toshifumi Shiba, Koji Takito, Josei Ito and Kazuo Yoshida, four in all, were re-elected as Corporate Auditors and each of them assumed office.

Messrs. Koji Takito, Josei Ito and Kazuo Yoshida, three in all, are external auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

<Proposed by Shareholders (Proposition No. 4)>

Proposition No. 4: Institution of provisions in the Articles of Incorporation for creating a Safety Oversight Committee and assigning external Directors to the Committee

The proposition was disapproved.

- END -

Appendix

1. At the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Representative Director and Director with specific title was elected and assumed office:

Senior Managing Director and Representative Director: Kenzo Tokuoka

2. After the close of the Ordinary General Meeting of Shareholders, by mutual election among the Corporate Auditors, Messrs. Toshifumi Shiba and Koji Takito were elected as Full-time Corporate Auditors and assumed office.

3. At the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Executive Officers were elected and assumed office:

Managing Executive Officer:	Kiyoshi Kawauchi
Executive Officer:	Michio Utsunomiya
Executive Officer:	Naoki Nishikawa
Executive Officer:	Takao Fukuyama
Executive Officer:	Seishi Manabe
Executive Officer:	Osamu Yamaoka

Payment of dividends for the 16th business year

1. The payment of dividends will be made against a "Notice of Payment of Dividends for the 16th Business Year by Postal Transfer" enclosed herewith and we recommend that such payment be received at any post office during the period from June 26, 2003 to July 25, 2003.

2. If you have already elected to receive payment of dividends by transfer to your account with a bank, please confirm the receipt of the payment as mentioned in a "Statement of Dividends for the 16th Business Year" and a "Confirmation of Account to Receive Dividends" enclosed herewith.

Information

1. Balance sheet and statement of income on Website

The contents of the balance sheet and the statement of income are posted on our Website, in place of public notice to be inserted in the newspaper as provided for in the Articles of Incorporation of the Company.

Website of the Company: http://www.westjr.co.jp/company/ir/koukoku/index.html

2. Creation of a system to invalidate share certificates

It is hereby notified that in accordance with the creation of a system to invalidate share certificates pursuant to the amendment to the Commercial Code of Japan, any procedure in case of a loss of share certificates will be handled by our transfer agent The Sumitomo Trust & Banking Co., Ltd., at its head office or any of its branch offices throughout Japan.

- END -

Annex B – A.32

32-1)

(Translation)

04 MAR -3 AM 7:21

April 4, 2002

Dear Sirs:

Name of listed company: West Japan Railway Company

Representative: Shojiro Nan-ya
President and Representative Director

Code No.: No. 9021
Tokyo Stock Exchange,
Osaka Securities Exchange,
Nagoya Stock Exchange and
Fukuoka Stock Exchange

Inquiries to be directed to: Akiyoshi Yamamoto
General Manager of Public Relations Dept.
(Tel: 06-6375-8889)

Notice on Valuation Loss on Other Securities

West Japan Railway Company (the "Company") has applied a market value method based on market prices as of the date of closing of accounts to "other marketable securities" (as provided for in Article 8, paragraph 21 of the Regulations Concerning the Terms, Forms and Methods of Preparation of Financial Statements) having market values. The Company hereby notifies that for the year ended March 31, 2002 (from April 1, 2001 to March 31, 2002), it will report a valuation loss on "other securities" the market prices of which had decreased substantially in comparison with their acquisition prices and were not expected to recover as of March 31, 2002, as described below:

Description

1. Total valuation loss of other securities as of March 31, 2002:

(A)	Total valuation loss of other securities	¥8,939 million
(B)	Net assets as of March 31, 2001 (A/B × 100)	¥403,398 million (2.2%)
(C)	Recurring profit for the year ended March 31, 2001 (A/C × 100)	¥43,442 million (20.6%)
(D)	Net income for the year ended March 31, 2001 (A/D × 100)	¥25,985 million (34.4%)

(Note) Amounts are stated by disregarding any fractions of ¥1 million.

2. Future outlook

The above valuation loss of ¥8,939 million will be treated as a special loss for the year ended March 31, 2002. However, the Company does not plan to adjust the forecast of the business results (both consolidated and non-consolidated).

- END -

32-2)

(Excerpt translation)

Nippon Travel Agency Co., Ltd.

October 16, 2002

Issuance of New Shares by Allocation Thereof to Third Party

Notice is hereby given that Nippon Travel Agency Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on October 16, 2002, adopted a resolution with regard to the issuance of new shares by allocation thereof to a third party, as described below:

Description

1. Summary of the issuance of new shares:

1. Condition precedent:	Subject to the adoption of a resolution (special resolution) with regard to the issuance of new shares at an extraordinary General Meeting of Shareholders to be held on November 15, 2002 and a notification under the Securities Exchange Law of Japan taking effect.
2. Number of new shares to be issued:	40,000,000 shares of common stock
3. Issue price:	¥150 per share
4. Aggregate issue prices:	¥6,000,000,000
5. Amount to be transferred to capital:	¥75 per share
6. Aggregate amount to be transferred to capital:	¥3,000,000,000
7. Payment date:	December 5, 2002
8. Number of shares to be allocated to a third party:	West Japan Railway Company 40,000,000 shares

2. Change in the total number of shares issued and outstanding after the issuance of new shares:

Total number of shares currently issued and outstanding:

20,000,000 shares (capital: ¥1,000,000,000)

Number of shares to be increased by the issuance of new shares:

40,000,000 shares (capital to be increased: ¥3,000,000,000)

Total number of shares issued and outstanding after the issuance of new shares:

60,000,000 shares (capital after the issuance of new shares: ¥4,000,000,000)

3. Use of proceeds:

To make investment in its information systems and the establishment and refurbishment of offices, as well as strengthen its financial basis.

4. Outline of the third party to whom the new shares will be allocated:

West Japan Railway Company

- END -

32-3)

(Excerpt translation)

November 29, 2002

West Japan Railway Company

Notification of Discontinuance of Railway Operation between Kabe and Sandankyo on the Kabe Line

It is hereby notified that West Japan Railway Company file a Notification of Discontinuance of Railway Operation between Kabe and Sandankyo on the Kabe Line to the Minister of Land, Infrastructure and Transport of Japan as of the date hereof, as described below:

Description

1. Railway operation to be discontinued: 46.2 km, Kabe to Sandankyo on the Kabe Line
2. Scheduled date of discontinuance: December 1, 2003
3. Reasons for the discontinuance: Substantial decrease in passengers (Average number of passengers per day for the year ended March 31, 2002: 487)

- END -

32-4)

(Excerpt translation)

Comment

With regard to the judgment rendered by the Osaka High Court on the civil case of the Shigaraki Kogen Train accident on November 26, 2002, West Japan Railway Company, after giving careful thought thereto, has decided not to appeal to the Supreme Court.

December 30, 2002

Shojiro Nan-ya,
President and Representative Director

West Japan Railway Company

- END -

32-5)

Changes in Directors

Last posted on 17th, February 2003
West Japan Railway Company

West Japan Railway Company (JR-West) announces the changes in Directors of JR-West effective from 1st April, 2003 as follows:

Advisory Director	Masataka Ide (currently, Chairman of the Board of Directors)
Chairman of the Board of Directors	Shojiro Nan-ya (currently, President and Executive Officer)
President and Executive Officer	Takeshi Kakiuchi (currently, Executive Vice President and Executive Officer)
Executive Senior Managing Director and Executive Officer	Masayuki Sakata (currently, Director and Superior Executive Officer)

* All of the above have the right to legally represent West Japan Railway Company.

** This change is dependant on a resolution of the Board of Directors scheduled for 25th February 2003.

32-6)


The NexStation Plan
for Upgrading Stations
Creating the Next Generation of Stations
Stations That Are Easier to Use and More Attractive

West Japan Railway Company
Last posted on 19th February 2003

In November 2001, JR-West announced that it would be placing emphasis on work to "create stations that are easier to use and more attractive" as one of its medium-term management targets, and since that time, it has been studying and implementing various plans to achieve this target. Striving to achieve more detailed, optimized station development, JR-West has also established "the NexStation Plan" as a concrete plan of action for further station development projects.

Through the NexStation Plan, JR-West is working to increase both the functionality and attractiveness of its stations by remodeling station buildings, improving commercial facilities, and developing new services.


「NexStation Plan」
Next
Neat
Nexus
Create the Next
Generation Stations

Overview of NexStation Plan Implementation

Approx. 130 Stations Covered by the Plan

- Urban Network <Station of Over 10,000 Passengers>
- Other Area <Privary Stations>

Period of Development Plan Implementation

- FY3/03 through FY3/07 (5 Years)

Development Direction

- Enhance the competitiveness of existing businesses.
- Utilize station potential.
- Introduce new services that support the growing needs of our customers.

<Project Menu>
- Day Care Services, Medical Clinics, Gourmet Supermarkets, Urban Bicycle Rentals at Stations etc

Methods of Creating Space for Station Development

- Construct artificial ground over track lines.
- Relocate and concentrate facilities on spaces with high potential, and remove underutilized facilities.
- Elevate tracks and upgrade stations in accordance with local government's urban planning.
- Utilize sites around stations.

Create 100,000m² of Additional Space

Develop 150,000m² of Floor Space

Goal for the 5-Year Plan

Operating Revenues: 34.0 Billion Yen (Conslidated Basis in FY3/07)

NexStation Plan

Representative Examples

Category	Example	Area	Details
Utilization of Areas Over Track Lines	Shin-Osaka Station, east of waiting room area at the transfer exit and : Increase in shop floor space (Increased floor space for shops on artificial ground over track lines.)	Area: 1,280㎡	・Opening of retail shops to provide added convenience for Shinkansen passengers, including souvenir shops, book kiosks, and lunch box shops. 【Opened July 2002】
Utilization of Areas Over Track Lines	Takatsuki Station: Increase in shop floor space (Increased floor space for shops on artificial ground over track lines.)	Area: 900㎡	・Currently studying the construction of convenience stores, variety stores, take-out food shops, etc., to provide added convenience for commuters. 【Schedule for opening in the summer of 2004】
Utilization of Station Facilities	Sannomiya Station, central concourse: Increase in shop floor space (Increased floor space for shops in the back areas of the 1st and 2nd floors of the station facilities.)	Area: 1,170㎡	・Remodeling of the station to include a café, Western and Japanese-style snack shops, and an Italian restaurant for use during waits at the station.【Schedule for opening March 2003】
Utilization of Station Facilities	Kyoto Station, underground level 1, former CAT site: Shop development (Development of retail shops at the former site of the Kyoto CAT.)	Area: 500㎡	・Planned construction of shops featuring souvenirs and confections from Kyoto, lunch box shops, magazine stands, etc., to provide added convenience for tourists and commuters. 【Schedule for opening in the summer of 2003】
Utilization of Areas under Elevated Tracks	Hakata Station, 1st floor under elaveted tracks: Shop development (Development of retail shops in areas made available by the relocation and concentration of station facilities.)	Area: 800㎡	・Planned construction of a food court to provide a relaxing place for commuters to eat. 【Schedule for opening in the summer of 2003】
Utilization of Areas under Elevated Tracks	West of Kobe Station, Area under elevated tracks: Shop development (Development of retail shops in areas made available by the concentration of station facilities under elevated tracks.)	Area 6,000㎡	・Currently studying the construction of shops that will provide a variety of services that closely meet the needs of people using the station and living in the area around the station. 【Schedule for opening in the summer of 2004】
Utilization of Areas around the Stations	Area in Front of Nishinomiya Station: Development of a small or medium-sized station building (In conjunction with station maintenance, development of retail shops at the site of the former station building.	Area: 2,170㎡	・Opening of a small or medium-sized station building that includes a drugstore, medical clinic, beauty shop, and various other services to provide added convenience for people utilizing the station and living in the area around the station. 【Schedule for Opening March 2002】













Forward Looking Statements

Statements made in this handout with respect to JR West's current plans, strategies, and beliefs, including any targets forecasts, prospects or projections, and other statements that are not historical facts are forward-looking statements about the future performance of JR-West that are based on management assumptions and beliefs in light of information currently available to it, and thus involves risks and uncertainties. Potential risks and uncertainties include, without limitation, the general economic conditions and business environment, consumer spending trends, competitive conditions with companies other than JR-West and its affiliates, and changes to laws and regulations. JR-West assumes no obligation to update or revise any forward-looking statements, including forecasts or projections, whether as a result of new information, subsequent events or otherwise.

The contents of this document were, to be best of our knowledge, current and accurate as of February 19, 2003. However, the passage of time may have rendered the information in this document stale. We will not review this document after its posting on February 19, 2003 to determine whether it remains accurate, and information in this document may have been superseded by subsequent announcements. We disclaim any responsibility to updated, revise or correct this document, whether as a result of new information, future events or otherwise.

32-7)

New Timetable and Pricing System for the Tokaido and Sanyo Shinkansen Lines to Be Implemented in Conjunction with the Opening of Shinagawa Station

Last Posted on March 19, 2003
West Japan Railway Company
Central Japan Railway Company

Shinagawa Station on the Tokaido Shinkansen Line is scheduled to open in the autumn of 2003. The following is an overview of the timetable changes for the Tokaido and Sanyo Shinkansen Lines, as well as tentative information about the new pricing system, which will be implemented in conjunction with the opening of Shinagawa Station.

I. Schedule Date of Implementation:
Wednesday, October 1, 2003

II. Overview of the New Timetable

1. Sanyo Shinkansen Line
    1. For the Sanyo Shinkansen Line, two to four Nozomi trains, two to three Hikari trains, and two Kodama trains will operate each hour.
    2. Two to four Nozomi trains and one Hikari train each hour on the Sanyo Shinkansen Line will make runs through the Tokaido Shinkansen Line.
    3. In addition to the current stops for Nozomi services (Shin-Kobe, Okayama, Hiroshima and Kokura), JR-West is studying the possibility of adding new stops, including Himeji and Fukuyama.
    4. Hikari services will continue stopping at the same stations, but JR-West is examining the standardization of the station stopping patterns.

2. Tokaido Shinkansen Line
    1. JR-Central has completed the replacement of rolling stock with new rolling stock that can achieve a maximum speed of 270 km/h, thereby providing rapid service capabilities for all train configurations.
    2. For the Tokaido Shinkansen Line, trains stopping at both or either of Shinagawa and Shin-Yokohama stations, as well as the Nagoya and Kyoto stations will be called Nozomi trains. Trains stopping at stations in addition to these will be called Hikari trains. Kodama trains will, as always, continue stopping at all stations.
    3. The maximum possible runs per hour will be seven for Nozomi trains, two for Hikari trains and three for Kodama trains. The actual number of runs will be based on the demands for each time period.

4. Two to four Nozomi trains and one Hikari train each hour on the Tokaido Shinkansen Line will make runs through the Sanyo Shinkansen Line.
5. For stations at which only the Hikari and Kodama trains stop, either the current number of stops will be maintained or additional stops will be added.
6. After the opening of the Shinagawa Station, the Tokyo Station will, for the present, continue serving as the starting and terminus station for all train operations.
7. Operations of early morning and late-night trains will be reviewed and measures implemented to make these trains even more convenient to use.

* Detailed information about the new timetable is planned to be announced in July.

III. New Non-Reserved Seating for Nozomi services

Three new non-reserved seating cars will be available on all Nozomi trains on the Tokaido and Sanyo Shinkansen Lines, making the Nozomi even more convenient.

No changes will be made to the number of non-reserved seating cars on the Hikari and Kodama trains.

IV. New Pricing System

1. The reserved seat express charge for Nozomi trains will be reduced.
   This will greatly reduce the difference in cost between a Nozomi reserved seat ticket and the Hikari reserved seat ticket, making it possible for passengers to use a Nozomi reserved seat for just a little more than the Hikari reserved seat ticket. For example, the current ¥760 premium charge for Nozomi between Tokyo and Nagoya and between Shin-Osaka and Hiroshima will be reduced by ¥500 to ¥600, and the current ¥970 charge between Tokyo and Shin-Osaka and between Shin-Osaka and Hakata will be reduced by ¥600 to ¥700.
2. For the Hikari and Kodama, there will be no changes to the reserved seat and non-reserved seat express charges or to the Green Car (First Class) charges.
3. The non-reserved express charge on Nozomi trains will be changed to a "special express charge" and reduced to the same amount as the non-reserved express charge for Hikari and Kodama trains, which is lower than the standard Nozomi express charge.

* These changes on the pricing will be officially set after the completion of all administrative procedures required for approval, related to the opening of the new Shinagawa Station. Detailed pricing information will be provided at the time of application for approval.

** Notification of a number of discounted products and services will be made after the basic charges have been determined.

Overview of the New Timetable

Reference

Current

Service	Type	Tokyo		Nagoya		Shin-Osaka		Okayama		Hiroshima		Hakata
Nozomi	Every hour	●	─	─	─	─	─	─	─	─	─	●
	Every hour	●	─	─	─	●						
	Temporary	●	─	─	─	●						
Hikari	Every hour	●	─	─	─	─	─	─	─	●		
	Every hour	●	─	─	─	●	─	─	─	─	─	●
	Temporary	●	─	─	─	─	─	─	─	─	─	●
	Every hour	●	─	─	─	─	─	●				
	Temporary	●	─	─	─	●						
	Temporary	●	─	─	─	●						
	Every hour					●	─	─	─	─	─	●
	Temporary					●	─	─	─	─	─	●
Kodama	Every hour	●	─	─	─	●						
	Every hour	●	─	●								
	Temporary	●	─	─	─	●						
	Every hour					●	─	─	─	─	─	●
	Every hour						● Himeji	─	─	─	─	●

Timetable Revision Plan in October 2003

Service	Type	Tokyo		Nagoya		Shin-Osaka		Okayama		Hiroshima		Hakata
Nozomi	Every hour	●	─	─	─	─	─	─	─	─	─	●
	Every hour	●	─	─	─	─	─	─	─	●		
	Every hour	●	─	─	─	●	─	─	─	─	─	●
	Temporary	●	─	─	─	─	─	─	─	─	─	●
	Temporary	●	─	─	─	●						
	Temporary	●	─	─	─	●						
	Temporary	●	─	─	─	●						
Hikari	Every hour	●	─	─	─	─	─	●				
	Every hour	●	─	─	─	●						
	Every hour					●	─	─	─	─	─	●
	Temporary					●	─	─	─	─	─	●
Kodama	Every hour	●	─	─	─	●						
	Every hour	●	─	●								
	Temporary	●	─	─	─	●						
	Every hour					●	─	─	─	─	─	●
	Every hour							●	─	─	─	●

Note: "Every hour" — Trains to be operated every hour "Temporary"—Trains to be operated on peak times

Forward Looking Statements

Statements made in this document with respect to JR West's current plans, strategies, and beliefs, including any targets forecasts, pros pects or projections, and other statements that are not historical facts are forward-looking statements about the future performance of JR-West that are based on management assumptions and beliefs in light of information currently available to it, and thus involves risks and uncertainties. Potential risks and uncertainties include, without limitation, the general economic conditions and business environment, consumer spending trends, competitive conditions with companies other than JR-West and its affiliates, and changes to laws and regulations. JR-West assumes no obligation to update or revise any forward-looking statements, including forecasts or projections, whether as a result of new information, subsequent events or otherwise.

The contents of this document were, to be best of our knowledge, current and accurate as of March 19, 2003. However, the passage of time may have rendered the information in this document stale. We will not review this document after its posting on March 19, 2003 to determine whether it remains accurate, and information in this document may have been superseded by subsequent announcements. We disclaim any responsibility to updated, revise or correct this document, whether as a result of new information, future events or otherwise.

32-8)

(Excerpt translation)

Revision of Fares of Tokaido-Sanyo Shinkansen Trains

April 24, 2003

West Japan Railway Company
Central Japan Railway Company

Fares of Tokaido-Sanyo Shinkansen trains will be revised as of October 1, 2003, in line with the opening of a new Shinagawa Station for Shinkansen trains and the simultaneous revision of timetables.

1. Limited express charges on "Nozomi" trains:

   (Translation omitted)

2. Limited express charges on "Hikari" and "Kodama" trains:

   (Translation omitted)

3. Other:

   (Translation omitted)

- END -

32-9)

(Excerpt translation)

Launch of New Products Convenient for Using "Nozomi" Shinkansen Trains

June 26, 2003

West Japan Railway Company
Central Japan Railway Company

To better serve the convenience of passengers, West Japan Railway Company and Central Japan Railway Company will reduce the prices of coupon tickets for use of "Nozomi" trains and launch new products called "Shinkansen Kaisu-ken (coupon tickets)" as from July 1, 2003.

These products will be launched prior to the reduction of "Nozomi" fares as from October 1, 2003 and will continue to be available after the revision of timetables on October 1, 2003.

- END -

32-10)

(Excerpt translation)

June 27, 2003

Central Japan Railway Company
West Japan Railway Company

Overview of Next Generation Rolling Stock (N700) for Tokaido-Sanyo Shinkansen

Central Japan Railway Company ("JR Central") and West Japan Railway Company ("JR West") have been in joint development of next generation rolling stock (N700), the fastest through train for the Tokaido and Sanyo Shinkansen, since June 2002. JR Central and JR West have agreed upon its basis specifications and will start the production of an experimental train (with 16 cars) prior to commercial production. JR Central is responsible for the production of the experimental train, which will be completed in March 2005.

- END -

32-11)

(Excerpt translation)

NEWS RELEASE
West Japan Railway Company

Launch of DISCOVER WEST Campaign

July 18, 2003

The revision of the Shinkansen timetable on October 1, 2003 will substantially enhance the convenience of the Tokaido-Sanyo Shinkansen. To lure tourists from the Tokyo metropolitan area to the western Japan areas with the much more convenient Tokaido-Sanyo Shinkansen, West Japan Railway Company will launch a "DISCOVER WEST" campaign.

- END -

32-12)

((Excerpt translation)

NEWS RELEASE
West Japan Railway Company

Revision of Shinkansen-related Discount Tickets in Line with the Revision of Timetables in Autumn 2003

July 30, 2003

In line with the revision of timetables in Autumn 2003, West Japan Railway Company (the "Company") will revise certain Shinkansen-related discount tickets.

As the revision of timetables will make the Shinkansen more convenient with more frequencies of "Nozomi" trains, the Company will launch new discount tickets applicable to Nozomi trains and also revise the products currently applicable to "Hikari" and "Kodama" trains. Thus, the Company will offer more convenient and user-friendly products commonly applicable to Nozomi, Hikari and Kodama trains.

- END -

32-13)

(Excerpt translation)

NEWS RELEASE
West Japan Railway Company

ICOCA Coming Out Soon!
- Services Available on November 1, 2003 -

August 20, 2003
West Japan Railway Company

West Japan Railway Company (the "Company") has been preparing for the introduction of a new IC card "ICOCA" system for ticket gates. The Company will start to make the system available at 253 stations of its Urban Network (in Kyoto, Osaka, Hyogo and three other neighboring prefectures) as from November 1, 2003.

- END -

32-14)

(Excerpt translation)

NEWS RELEASE
West Japan Railway Company

Revision of Timetables of Urban Network in December 2003

September 16, 2003
West Japan Railway Company

West Japan Railway Company (the "Company") has exerted its strenuous efforts to improve transport services of its Urban Network to provide more convenient and comfortable railway networks to passengers. The Company will continue its efforts to expand and improve its rapid and new rapid train networks by introducing new rolling stock.

During the year ending March 31, 2004, the Company will introduce 136 trains of new model-223 and model-207 rolling stock and revise timetables, especially for JR Kobe Line and JR Takarazuka Line as of December 1, 2003.

- END -

32-15)

(Translation)

October 1, 2003

Dear Sirs:

Name of listed company: West Japan Railway Company

Representative: Tsuyoshi Kakiuchi
President and Representative Director

Code No.: No. 9021
Tokyo Stock Exchange,
Osaka Securities Exchange,
Nagoya Stock Exchange and
Fukuoka Stock Exchange

Inquiries to be directed to: Tatsuo Kurushima
General Manager of Public Relations Dept.
(Tel: 06-6375-8889)

Notice of Change of the Major Shareholder

Notice is hereby given that there occurred a change of the major shareholder of West Japan Railway Company (the "Company") as of October 1, 2003, as described below:

Description

1. Background:

Upon the enforcement of the "Japan Railway Construction, Transport and Technology Agency Law" (2002 Law No.180) of Japan, Japan Railway Construction Public Corporation, the largest shareholder of the Company, was dissolved and its shares were transferred to Japan Railway Construction, Transport and Technology Agency.

2. Name of the shareholder, etc.:

(1) Name: Japanese National Railways Settlement Headquarters, Japan Railway Construction, Transport and Technology Agency

(2) Location of head office: 8-6, Nishi-Shinbashi 2-chome, Minato-ku, Tokyo

(3) Representative: Nobuo Murakami, Representative Director and General Manager of the Headquarters

(4) Principal business: Payment for expenses required to grant pensions to the employees of the former Japan

National Railways and the disposition of assets, including lands and shares, transferred from Japan Railway Construction Public Corporation to finance the funds required for the payment for such expenses pursuant to the Law Concerning Liquidation of Debt of Japan National Railways Settlement Corporation, Etc. of Japan.

3. Number of shares owned by the shareholder and the ratio of its voting rights to those of all the shareholders:

	Number of shares owned (number of voting rights)	Ratio of voting rights to those of all the shareholders	Rank among the major shareholders
Before the change (as of September 30, 2003)	- shares (- rights)	- %	-
After the change	634,344 shares (634,344 rights)	31.72%	1st

(Note) Total number of issued shares as of October 1, 2003: 2,000,000 shares

- END -

32 - 16)

(Excerpt translation)

West Japan Railway Company

November 21, 2003

President's Regular Press Launch in November (November 21 from 14:00)

President's Regular Press Launch in November

- Summing up of Financial Statements for the First Six Months of the Year Ending March 31, 2004

On a consolidated basis, both revenues and income increased as a result of the consolidation of the income statement of Nippon Travel Agency Co., Ltd. as from the current fiscal year. On a non-consolidated basis, due to a slowdown in transportation revenues, revenues decreased but income increased.

We will not take for granted such decreased transportation revenues on a non-consolidated basis but continue to pull the reins and take an aggressive approach.

- Results of Usage of IC Card "ICOCA" after the Introduction Thereof

Since the introduction of the service on November 1, 2003, the use of ICOCA cards has increased steadily and as of November 20, the accumulated total of 420,000 cards were issued: 240,000 were ICOCA Passes and 180,000 were ICOCA cards. For the recent several days, both types together have increased by approx. 11,000 every day.

Initially, each type was estimated to amount to 1,000,000 cards in one to two years after the introduction thereof. Hence, approx. 20% of the estimated number is already used.

We will continue to exert our efforts to popularize the cards and make investigations to improve the services thereof through inter-availability to other companies or otherwise.

- Results of Usage of Trains after the Revision of Timetables on October 1

The usage of the Shinkansen as a whole increased by 2% in October in comparison with the corresponding period of the previous fiscal year and by 1% in November 1 through 20 in comparison with the corresponding period of the previous fiscal year. For the whole period after the revision of timetables, it increased by 1% in comparison with the corresponding period of the previous fiscal year. We believe that the revision has been favored by passengers. Specifically, the usage of "Nozomi" increased by 146% in comparison with the corresponding period of the previous fiscal year, which has contributed to the good performance as a whole.

With regard to the areas where we compete with airlines, the usage of the Shinkansen between Okayama and the Tokyo metropolitan area, Hiroshima and the Tokyo metropolitan area and Shin-Yamaguchi and the Tokyo metropolitan area increased by approx. 5%, 10% and 30%, respectively. The revision has substantially improved the competitive edge of the Shinkansen between the Sanyo area and the Tokyo metropolitan area and we have got an encouraging response.

We will careful watch the trend and continue our utmost marketing efforts to further expand the usage of trains, by carrying on our "DISCOVER WEST Campaign" and other activities.

- Discontinuance of Services between Kabe and Sandusky on the Kabe Line

We will discontinue train operations between Kabe and Sandankyo on the Kabe Line as of November 30, 2003. Since the opening of the whole line in 1969, it has been supported by passengers living along the line.

As from December 1, 2003, bus services will be available in place of train services. The whole lots of the discontinued line will be transferred for free to five local governments located along the line. We hope those lots will serve regional developments effectively.

- Launch of "Kajitu Kayu (Good Day - Much Pleasure)" Campaign in Shanghai

[Translation omitted]

- Entrance into Day Care Services for the Elderly and/or Disabled Persons

[Translation omitted]

Revenues in summary (as of November 20, 2003):

	Total income		Short-distance ticket	Middle- and long-distance ticket	Commuter pass
	(comparison with the previous fiscal year)	(comparison with the plan)	(comparison with the previous fiscal year)	(comparison with the previous fiscal year)	(comparison with the previous fiscal year)
Accumulated total for the year ending March 31, 2004	100.3%	100.3%	98.4%	100.7%	100.7%

Usage of trains:

	Shinkansen (comparison with the previous fiscal year)	Urban Network (comparison with the previous fiscal year)
November 1 to 20, 2003	101%	99%

- END -

32 - 17)

Overall Renewal of Osaka Station and Development of New North Building

December 9, 2003

The northern area adjacent to Osaka Station is one of the few remaining urban areas in Japan available for large scale urban development. This area is expected to act as a new base for Kansai area's revitalization. Various events have been implemented thus far, including the Osaka Station Area Urban Revitalization Conference and an international development concept competition, leading up to the announcement of the "Overall Concept for the Northern Osaka Station Area" in October 2003 as a plan indicating directions for development by Osaka City. These efforts have greatly increased the momentum of the area's development.

JR-West has been studying ways to make improvement to Osaka Station, the largest railway terminal in western Japan. The study has been focused on how to create comfortable, convenient and bustling railway terminal that will serve as a gateway to the city of Osaka well into the future. Based on the developmental directions indicated in the Overall Concept for the Northern Osaka Station Area, JR-West has complied a fundamental plan built on three primary projects – drastic station improvements, the installation of passageways and plazas, and the development of the New North Building.

o Plan Overview

(1) Station Improvements

JR-West will produce a comfortable and appealing station that will serve as a suitable gateway to the city of Osaka well into the future. To achieve this goal JR-West will improve passenger flow and station structure in terms of alleviating congestion, increasing the convenience of train transfers and promoting barrier-free transportation systems.

- Building a New Station House on a Bridge over the Center of the Station

  This new station house will make transfers between each lot more convenient, will alleviate congestions and will also provide smooth access to the northern area adjacent to Osaka Station.

- Improvements to Concourse Areas inside the Ticket Gates

  The mezzanine passageway will be eliminated from the Midosuji entrance, the station entrance that sees the most use, creating a flat concourse area, and numerous escalators will be installed. These efforts will contribute to alleviate congestion in the station concourses and on station platforms.

- Enhancement of "Barrier Free" Facilities

  The number of escalators within the ticket gates will be increased from the current 21 escalators to a total of 76. The number of elevators will also be increased from the current five to 13. These increases will make traveling between the floors of the station much easier and much more convenient.

- New Construction of a Dome

  A dome will be newly constructed over the station platforms, creating an integrated, unified atmosphere that compasses ACTY Osaka (located in the south side of Osaka station), the New North Building, the elevated station house, and the station platforms. The result will be a comfortable, appealing station space.

(2) Development of Passageways and Plazas

Based on the pedestrian passageway system indicated in the Overall Concept for the Northern Osaka Station Area, JR-West will create pedestrian passageways and plazas in the area above the station, in order to make it easier to move around the station area.

- The Creation of Plazas and Passageways within the Building That Are Directly Linked to the Plaza in Front of the Station

  These plazas will also have pedestrian passageways leading to the north area, the Hankyu-Umeda Station and the Umeda subway station, making it easier to get around the north area. The plaza on the second floor will also have an atrium that will serve as a symbol for the area.

- The Creation of Routes Running North-South through the Station and the Creation of Rooftop Plazas

  New routes will also be established running from the underground walkways on the south side of the station, through ACTY Osaka, and leading to the north area, integrating the north and south areas into one large station area. A rooftop plaza will also be created that will meld with the dome, creating a vast, open plaza area within the dome.

(3) Development of a New North Building

A new North Building will be constructed that will integrate the station and the plaza in front of the station into one contiguous area. In order to create space for the building, JR-West has decided to remove two railway tracks and will make multifaceted use of the area in and around the station. The key tenant for this new building will be the Mitsukoshi Department Store, and other planned tenants include specialty shops and offices. JR-West is working to construct a new, lively place for business and commerce that will be a leading project in the north-area development.

o Total Operating Expenses (for the Entire JR-West Group)

- Approximately ¥150 billion

o Planned Schedule

• Spring 2004	Start of station improvement work.
• Autumn 2006	Start of New North Building construction.
• Spring 2011	Opening of the New North Building, opening of various facilities including passageways, plazas, and elevated stationhouse (grand opening)
• Winter 2011	Completion of dome construction.

[Reference] Information related to the scale of the project, etc., is based on projected estimates. Actual project details may change as a result of input from government administrations, concrete design requirements, etc.

o Overview of the Station Improvement Project

Project	Details of Planned Improvements	
New Elevated Station House	· Ticket Windows, Installation of New Ticket Gates · Construction of New Train Transfer Passageway (Width: approx. 10 m) · Installation of New Elevators and Escalators for Each Platform	
Improvements to Concourses and Removal of Physical Barriers	Central Entrance	· Expansion of Area around the Mezzanine of the Osaka Loop Line Platform · Installation of New Escalators on the New Hokuriku Line Platform (Platform No. 5)
	Midosuji Entrance	· Elimination of Mezzanine Passageways, Expansion of Concourses within Ticket Gates · Installation of New Escalators, Installation of Additional Elevators
	Sakurabashi Entrance	· Expansion of Area from the Ticket Gates to the Mezzanine
New Dome	· Construction of New Dome (approx. 160 m long by 105 m wide) · Reconstruction of Platform roofs (outside of the Dome)	

*Enhancement of Escalator/Elevator Facilities within Ticket Gates:

Escalators: 21 at present, increase to a total of 76

Elevators: 5 at present, increase to a total of 13

o Overview of Passageways and Plazas

Project	Details of Planned Improvements
Inside Plazas and Passageways	· Plazas: approx. 4,000 m^2, 2nd Floor: approx. 1,500 m^2 · Passageways: Basement Level 1: East-West and North-South Passages, 2nd Floor: East-West Passage
North-South Route and Outside Plaza	· North-South Access Way: effective width approx. 6 to 12 m · Rooftop Plaza: approx. 100 m long by 40 m wide

o Overview of New North Building

(1) Total Floor Area: approx. 200,000 m^2

(2) Applications: Department Store: approx. 90,000 m^2, Specialty Shops: approx. 40,000 m^2, Offices: approx. 45,000 m^2, Facilities for Attracting Customers: approx. 10,000 m^2, Station-Related Facilities: approx. 15,000 m^2

* A parking building will be planned separately.

○ Overview of the Current Osaka Station North Building

(1) Structure and No. Floors: Steel-Frame Structure (approx. 9 m wide by 250 m long), five floors above ground

(2) Total Floor Area: approx. 10.500 m^2

(3) Applications: Offices for the Station Master, etc., Rest Areas, Shops, Equipment Rooms, etc.

○ The History of Osaka Station

May 1874	Opening of the 1st Osaka Station (Opening of the Railway between Osaka and Kobe)
July 1901	Opening of the 2nd Osaka Station
June 1940	Opening of the 3rd Osaka Station
December 1979	Opening of the 4th Osaka Station (the Current North Building)
May 1983	Opening of ACTY Osaka (Osaka Terminal Building)

○ Overview of Other Station Buildings (in the JR-West Group)

Kyoto Station Building: Total Floor Area: 238,000 m^2, Applications: Department Store (JR Isetan), Hotel, Specialty Shops, Theater, etc.

ACTY Osaka: Total Floor Area: 138,000 m^2, Applications: Department Store (Daimaru), Hotel, etc.

32-18)

(Translation)

West Japan Railway Company

December 10, 2003

Issuance of Domestic Straight Bonds

It is hereby notified that West Japan Railway Company has determined to issue domestic straight bonds, as described below:

Description

1.	Title	West Japan Railway Company 10th Unsecured Bonds
2.	Total amount of issue:	¥20 billion
3.	Issue price:	¥99.91 per ¥100 in face value
4.	Interest rate:	2.04%
5.	Term:	20 years
6.	Issue date:	December 24, 2003
7.	Lead manager:	Daiwa Securities SMBC Co. Ltd.

- END -

32-19)

(Translation)

West Japan Railway Company

Takeshi Kakiuchi,
President and Representative Director

Trading code: 9021
Listed with Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, and Fukuoka Stock Exchange

Contact: Tastuo Kijima, General Manager of Corporate Communications Department
Tel: 06-6375-8889

January 28, 2004

Notice of acquisition of the business operations of a consolidated subsidiary, amendment of railway usage charges in connection with the JR Tozai Line, changes in early retirement system and revision of business forecast

Please take notice that we have amended as below our business forecast for the fiscal year ending March 2004 (April 1, 2003 through March 31, 2004) which was previously announced in our semi-annual earnings release dated November 7, 2003, in accordance with the resolutions made at today's Board Meeting.

Description

I. Acquisition of the business operations of a consolidated subsidiary

1. Background of acquisition

We have resolved to acquire the business operations of Tamba Kogen Kaihatsu Co., Ltd. ("Tamba Kogen"), our consolidated subsidiary that operates the Grandvert Kyoto Golf Club, to improve the performance and financial health of the business. In connection with the acquisition of the business, we will dissolve and liquidate Tamba Kogen and establish a new golf course operator to which we will entrust the operation of the golf course, in an effort to turn around the business and achieve efficient golf course operations.

2. Description of acquisition

(1) Schedule

JR West's board meeting to approve the acquisition: January 28, 2004
Date of acquisition: Same day as Tamba Kogen's shareholders' meeting to approve the above transaction, which is scheduled to be held between April and June 2004.

※ A board meeting of Tamba Kogen to approve the above transaction will be held on January 29, 2004.

※ There will be no meeting of JR West's shareholders to approve the transaction because the transaction meets the requirements for treatment as a summary transfer of business defined under the Article 245-5 of the Commercial Code of Japan.

(2) Assets and liabilities to be acquired

JR West will acquire all of the assets of the business at fair value.

JR West will also takeover all of the club memberships other than those held by JR West already, and will assume all of the deposit liabilities associated with the memberships.

(3) Dissolution and liquidation of a subsidiary

① Company profile

Name of company	Tamba Kogen Kaihatsu Co., Ltd.
Location	4-1, Aza Jisse Koaza Uenotani, Tamba-cho, Funai-gun, Kyoto
Company representative	Minoru Moriya, President and Representative Director
Capital	¥4,950 million
Outline of business	Golf course operator
Foundation	November 1, 1988
Number of employees	33 (as of March 31, 2003)
Voting rights held by JR West	99.39%

② Schedule

Tamba Kogen will hold a shareholders' meeting for approval of the business transfer and dissolution of the company. The liquidation process will be concluded by September 2004.

3. Possible effects on our results of operations

We expect to record an extraordinary loss of about ¥21 billion at the end of the fiscal year ending March 31, 2004 as a result of the acquisition of the golf course business and liquidation of Tamba Kogen.

II. Amendment of agreements on rail usage charges in connection with JR Tozai Line

1. Outline of the amendment

We pay rail usage charges as a Type 2 Railway Business to Kansai Rapid Railway Co. Ltd., a Type 3 Railway Business, in connection with our use of the JR Tozai Line, which has been in operation since March 8, 1997.

The lease agreement entered into with Kansai Rapid Railway set the initial annual rail usage charges at ¥13.8 billion for a term of 30 years with a 10% increase in the rail usage charges every 3 years. However, due to changes in economic circumstances such as the recent decrease in interest rates, we have agreed with Kansai Rapid Railway to amend the payment provisions to provide for equal installments of ¥16.6 billion per year starting in the fiscal year ending March 31, 2005, with further amendment as necessary pursuant to periodic reviews every three years.

2. Possible effects on our results of operations

We currently allocate the expenses associated with the rail usage charges we pay for our use of the JR Tozai Line evenly over the 30 year period of the lease agreement, expensing approximately ¥22.6 billion each fiscal year. We record as a provision for "long-term accrued rail usage charges" on our balance sheet the difference between the cash amounts paid pursuant to the lease agreement and the amount expensed each year.

We will change the above method to appropriate an expense based on the amount actually paid during each term starting in the fiscal year ending March 31, 2005. Additionally, we will recognize an extraordinary gain in the current fiscal year of ¥52.7 billion as a result of the reversal of the provision for long-term accrued rail usage charges.

III. Changes in our retirement systems

1. Outline of changes

(1) Review of early retirement system

We introduced our current early retirement system in 1995 and it is scheduled to expire in the fiscal year ending March 31, 2007. We will extend this system after its expiration for the period from the fiscal year ending March 31, 2008 to the fiscal year ending March 31, 2012 so that we will be able to continue to provide choices to our employees regarding their retirement decisions, to balance the distribution of our employees' ages and rationalize personnel expenses in the future.

(2) Introduction of re-employment system

Considering current social circumstances in Japan, including the introduction of the phase-in delayed allowance of full benefits conducted by the government in conjunction with amendments in the national pension system and trends in recent labor markets, we will introduce a re-employment system in which we will rehire some of our employees who retire when they reach retirement age and who are scheduled to retire between the fiscal year ending March 31, 2007 to the fiscal year ending March 31, 2012, as from the day after retirement up to the time such rehired employee turns age 63. Additionally, we will pay additional retirement allowances to such employees during the periods when the employees have not been rehired but are not yet entitled to receive the full retirement benefit amount.

2. Possible effects on our results of operations

We expect to recognize an extraordinary loss for recognition of prior service cost for past-year employment of ¥38 billion at the end of the fiscal year ending March 31, 2004, as a result of the anticipated increase in the retirement benefit liabilities associated with changes in our retirement systems.

IV. Revised business forecast for the fiscal year ending March 2004 (from April 1, 2003 to March 31, 2004)

1. Consolidated

(millions of yen)

	Revenues	Recurring profit	Net profit for the term
Previously announced forecast (A)	1,205,600	84,800	49,800
Revised forecast (B)	1,212,900	85,400	44,200
Difference (B-A)	7,300	600	-5,600
Increase/decrease (%)	0.6	0.7	-11.2
Business results of the Previous term ended March 2003	1,165,571	78,739	41,644

2. Non-consolidated

(millions of yen)

	Revenues	Recurring profit	Net profit for the term
Previously announced forecast (A)	837,400	65,800	41,600
Revised forecast (B)	843,700	66,400	36,000
Difference (B-A)	6,300	600	-5,600
Increase/decrease (%)	0.8	0.9	-13.5
Business results of the Previous term ended March 2003	849,090	61,391	33,490

3. Factors for revision

Both consolidated and non-consolidated revenues are projected to exceed the previous forecast due to increased sales in transportation services by JR-West as a result of timetable revisions introduced in October 2003, and better sales performance by consolidated subsidiaries than was previously forecast.

Projected increases in recurring profits are expected to be moderate as a result of increased operational expenses accompanied by active promotional efforts which offset increased revenues.

We expect net profits to fall short of the previous forecast due to the extraordinary gains and losses described in I, II and III above.

32-20)

(Translation)

February 20, 2004

Dear Sirs:

Name of listed company:	West Japan Railway Company
Representative:	Tsuyoshi Kakiuchi President and Representative Director
Code No.:	No. 9021 Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange and Fukuoka Stock Exchange
Inquiries to be directed to:	Tatsuo Kurushima General Manager of Public Relations Dept. (Tel: 06-6375-8889)

Notice of Offering of Shares

Notice is hereby given that West Japan Railway Company (the "Company") will offer its shares on the Japanese and international markets, as described below:

Description

1. Number of shares to be offered:

Shares of common stock: 634,344 shares

The above-listed number of shares to be offered is the aggregate of the number of shares to be offered in Japan and the number of shares to be offered overseas. The definitive number of shares to be offered will be determined within the limit of such number of shares by the selling shareholder, in consideration of demand and other factors on the date of determination of the offer price.

2. Selling shareholder:

Japanese National Railways Settlement Headquarters, Japan Railway Construction, Transport and Technology Agency

3. Offer price:

Undecided (to be determined on any of the days of March 5 (Friday), 2004 through March 10 (Wednesday), 2004)

The offer price will be determined by the selling shareholder upon consultation with the Joint Global Coordinators (Nikko Citigroup Limited and UBS Limited) and in consideration of demand and other factors based on the provisional terms to be presented on February 26 (Thursday), 2004.

4. Method of offering:

(1) Japanese offering:

The shares to be offered on the Japanese market shall be underwritten by the underwriters consisting of 44 securities companies.

(2) International offering:

The shares to be offered on the international market (but in the United States, to be sold only to qualified institutional investors) shall be underwritten by the underwriters consisting of 11 companies.

5. Application period:

The application period of the Japanese offering is planned to be from the business day next following the date of determination of the offer price through the third business day following the date of determination of the offer price. However, the application period will be determined conclusively on the date of determination of the offer price.

6. Date of delivery:

The shares are planned to be delivered on the fourth business day following the date of determination of the offer price. However, the date of delivery of the shares will be determined conclusively on the date of determination of the offer price.

7. Application money:

Same as the offer price per share.

8. Unit of shares for application:

One (1) share.

9. With regard to this offering, a securities notification and an extraordinary report were filed on February 20, 2004.

[Contact]
Stock Group,
Administration Dept.
Tel: 06-6375-8929

- END -

TAB 3

ENGLISH DOCUMENTS

Set out below are the English documents referred to in ANNEX B items 41 and 42.

Annex B – A.41



Annual Report 2002



Cautionary Information with Respect to Forward-Looking Statements

Statements made in this annual report with respect to West Japan Railway Company's (JR-West's) plans, strategies, and beliefs and other statements that are not historical facts are forward-looking statements about the future of JR-West that are based on management's assumptions and beliefs in light of the information available to it, and involve risks and uncertainties. Potential risks and uncertainties include, without limitation, the general economic and business environment conditions, consumer spending trends, competitive conditions with companies other than JR-West and its affiliates, and changes to laws and regulations.



Annual Report 2002

TOP

West Japan Railway Company

West Japan Railway Company (JR-West) is one of the companies that was formed upon the privatization and split-up of Japanese National Railways (JNR) in 1987. JR-West provides passenger railway transportation services on a network of lines that extends through 18 prefectures and has a total route length of approximately 5,000 kilometers. This network covers around one-fifth of Japan's land area.

Railway systems in Japan evolved as a natural consequence of the large populations that accumulated and formed cities in the plains of the country. Joined like links in a chain, the opportune geographical distribution of these cities has created a solid demand base that represents one-fourth of domestic passenger volume.

To leverage demand and operating efficiency, Japanese railway companies operate under a structure of end-to-end ownership of all railway-related assets. This places JR-West in a position of being able to continually adjust service levels to match demand and manage its assets accordingly.

JR-West aims to make the most of the assets that are part of its net-work of stations and railways to develop its distribution, real estate, and hotel businesses, thereby maximizing the income and profit of JR-West Group companies.


Sapporo
Sendai
Japan
Tokyo
Kyoto
Osaka
Nagoya

CATUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements about the future performance of the JR-West Group that are based on management's expectations, assumptions, estimates and projections as of or prior to the time this annual report was originally printed. Generally, these forward-looking statements can be identified by the use of words such as "may," "will," "might," "believe," "expect," "anticipate," "estimate," "project," "forecast," "strategy," "target," "aim," "plan" and words of similar meaning in connection with a discussion of future operations or financial performance. In particular, the discussion regarding JR-West Group's medium-term management targets, especially those related to projected ROA, ROE, operating income, net income, long-term debt and payables and employees, are forward-looking statements. Known and unknown risks, uncertainties and other factors could cause actual results to be materially different from and worse than expectations. As a result, you should not place undue reliance on forward-looking statements which may not be accurate as of any later date. Important risks and factors that could cause actual results to be materially different from current expectations include, but are not limited to: (i) JR-West's ability to successfully maintain or increase current passenger volume on its railway services; (ii) JR-West's ability to improve the profitability of its railway operations;(iii) JR-West Group's ability to expand its non-railway operations and the profitability of such operations; (iv) general economic conditions in Japan; and (v)changes in laws, regulations and government policies in Japan.

The discussion regarding JR-West Group's medium-term management targets referred to above is based on expectations and assumptions as of November 2001. JR-West disclaims any obligation to update or revise any forward-looking statements, including medium-term management targets, whether as a result of new information, future events or otherwise. JR-West also retains the right to continue to distribute this annual report, as originally printed, at any time subsequent to the original issuance of this annual report without reflecting any subsequent

updates or revisions to any forward-looking statements, including medium-term management targets.




Annual Report 2002

Overview of Operations



Transportation Operations

The railway network of West Japan Railway Company (JR-West) serves the 43 million people - the equivalent of 34% of Japan's total population - living between the western half of Honshu and the northern tip of Kyushu, spanning 18 prefectures and encompassing a total of 5,078.4 kilometers. JR-West's Transportation Operations are centered on passenger railway services, making optimal use of this extensive railway network. In fiscal 2002, ended March 31, 2002, operating revenues, inclusive of intergroup transactions, declined 1.3%, to ¥868.1 billion, and operating income rose 2.0%, to ¥88.4 billion.



Sales of Goods and Food Services

JR-West's Sales of Goods and Food Services business targets railway customers who frequently visit the shops on station premises and in neighboring areas. Operations include the Heart•in convenience stores, kiosks, and other shops, a network of restaurants and cafes, and the JR Kyoto Isetan department store. For fiscal 2002, operating revenues, inclusive of intergroup transactions, grew 4.0%, to¥227.6 billion, and operating income grew 24.9%, to ¥4.7 billion.



Real Estate Business

JR-West's Real Estate Business, which seeks to fully utilize real estate holdings within station buildings and neighboring areas, encompasses shopping center management, land rental, and the development of station buildings and the space below elevated tracks. In fiscal 2002, operating revenues inclusive of intergroup transactions, rose 1.6%, to ¥68.9 billion, and operating income increased 15.0%, to ¥15.3 billion.



Other Businesses

JR-West's Other Businesses, which include such hotels as the Hotel Granvia Kyoto, advertising agency services, and engineering services, consists of operations aimed at ensuring the smooth operations of the core railway business while simultaneously raising efficiency. In fiscal 2002, operating revenues, inclusive of intergroup transactions, rose 5.2%, to ¥185.6 billion, and operating income increased 21.1%, to ¥9.8 billion.

CONSOLIDATED OPERATING REVENUES AND OPERATING INCOME FOR FISCAL 2002


64%
75%
8%
Transportation Operations
Sales of Goods and Food Services
Real Estate Business
Other Businesses

Consolidated Operating Revenues Consolidated Operating Income




Annual Report 2002

TOP

Consolidated Financial Highlights

Years ended March 31

West Japan Railway Company	Millions of yen 2002	Millions of yen 2001	Millions of yen 2000	Millions of yen 1999	Millions of yen 1998	Millions of U.S. dollars 2002
Operations:						
Operating revenues	¥1,190,610	¥1,195,516	¥1,191,009	¥1,205,078	¥1,229,137	$ 8,951
Operating expenses	1,072,960	1,083,638	1,083,250	1,087,137	1,103,759	8,067
Operating income	117,649	111,877	107,758	117,941	125,377	884
Net income (loss)	45,537	30,961	25,091	(9,014)	19,931	342
Balance Sheets:						
Total assets	¥2,416,787	¥2,576,301	¥2,561,095	¥2,574,195	¥2,632,327	$18,171
Long-term debt and long-term payables	1,257,960	1,385,661	1,498,972	1,554,495	1,562,902	9,458
Total shareholders' equity	411,480	413,645	348,847	312,617	331,834	3,093

	Yen	Yen	Yen	Yen	Yen	U.S. dollars
Per Share Data:						
Net income (loss)	¥ 22,769	¥ 15,481	¥ 12,546	¥ (4,507)	¥ 9,966	$ 171
Shareholders' equity	205,740	206,823	174,424	156,309	165,917	1,546

	2002	2001	2000	1999	1998
Ratios:					
Return on total assets (operating income base)	4.71%	4.36%	4.20%	4.53%	4.45%
Return on operating revenues	3.82	2.59	2.11	-0.75	1.62
Return on total assets (net income base)	1.82	1.21	0.98	-0.35	0.75
Return on equity (ROE)	11.04	8.12	7.59	-2.80	6.08

Notes: 1. Yen figures have been converted into U.S. dollars at the rate of ¥133=U.S.$1.00, the approximate exchange rate at March 31, 2002.
2. Long-term debt and long-term payables includes the current portion of long-term debt and long-term payables.


Operating Revenues
1,229,137
1,190,610
FY '98 '99 '00 '01 '02


Net Income (Loss) and
Net Income (Loss) per Share
19,931
9,956
12,546
15,481
22,769
45,537
-4,507
0
FY '98 '99 '00 '01 '02
Net Income (Loss) per Share (¥)


Total Shareholders' Equity
331,834
411,480
FY '98 '99 '00 '01 '02


Return on Total Assets
(Net Income Base)
0.75
-0.35
0.98
1.21
1.82
0
FY '98 '99 '00 '01 '02




Annual Report 2002

TOP

Non-Consolidated Financial Highlights

Years ended March 31

West Japan Railway Company	Millions of yen 2002	Millions of yen 2001	Millions of yen 2000	Millions of yen 1999	Millions of yen 1998	Millions of U.S. dollars 2002
Operations:						
Operating revenues	¥ 869,887	¥ 881,486	¥ 885,144	¥ 909,484	¥ 946,002	$ 6,540
Operating expenses	770,354	784,428	786,089	796,781	824,602	5,792
Operating income	99,533	97,058	99,054	112,702	121,399	748
Net income (loss)	32,546	25,985	25,578	(5,640)	23,407	244
Balance Sheets:						
Total assets	¥2,135,756	¥2,247,888	¥2,232,690	¥2,242,032	¥2,277,264	$16,058
Long-term debt and long-term payables	1,165,477	1,267,922	1,378,863	1,422,167	1,422,762	8,762
Total shareholders' equity	388,662	403,398	346,691	312,086	327,882	2,922

	Yen	Yen	Yen	Yen	Yen	U.S. dollars
Per Share Data:						
Net income (loss)	¥ 16,273	¥ 12,993	¥ 12,789	¥ (2,820)	¥ 11,704	$ 122
Cash dividends	5,000	5,000	5,000	5,000	5,000	37
Shareholders' equity	194,331	201,699	173,346	156,043	163,941	1,461

	2002	2001	2000	1999	1998
Ratios:					
Return on total assets (operating income base)	4.53%	4.33%	4.43%	4.99%	5.27%
Return on operating revenues	3.74	2.95	2.89	-0.62	2.47
Return on total assets (net income base)	1.48	1.16	1.14	-0.25	1.02
Return on equity (ROE)	8.22	6.93	7.77	-1.76	7.26
Operating Results:					
Number of passengers carried:					
Railway (millions)	1,811	1,812	1,823	1,843	1,867
Passenger-kilometers:					
Railway (millions)	52,647	52,551	52,588	53,526	54,863

Notes: 1. Yen figures have been converted into U.S. dollars at the rate of ¥133=U.S.$1.00, the approximate exchange rate at March 31, 2002.

2. Long-term debt and long-term payables includes the current portion of long-term debt and long-term payables.


Operating Revenues
946,002
FY '98 '99 '00 '01 '02


Net Income (Loss) and
Net Income (Loss) per Share
23,407
12,789
12,903
16,273
32,546
11,704
0
-2,820
FY '98 '99 '00 '01 '02
Net Income (Loss) per Share


Total Shareholders' Equity
327,882
FY '98 '99 '00 '01 '02


Return on Total Assets
(Net Income Base)
1.02
1.14
1.16
1.48
0
-0.25
FY '98 '99 '00 '01 '02


JR西日本


Annual Report 2002



A Message from the Management



Masataka Ide, Chairman
Shojiro Nan-ya, President

Since its establishment as a private entity, West Japan Railway Company (JR-West) has worked constantly to fulfill its mission of revitalizing railway transportation in Japan. In fiscal 2002, ended March 31, 2002, we devised medium-term management targets and realized complete privatization from a legal and regulatory perspective, now that JR-West has been freed of a number of legal restraints regarding operations. During this one-year period, we made significant progress in the building of a foundation for JR-West's new era.

MEDIUM-TERM TARGETS

In preparation for "Advancing to the Second Stage of Railway Revitalization," JR-West announced medium-term management targets for the JR-West Group in November 2001. Business conditions are expected to grow even more challenging due to drastic changes in the structure of industries resulting from the globalization of economies, the declining working population resulting from the declining birthrate, the aging of Japanese society, advancements in technologies, and increased competition from other forms of transportation as a result of deregulation and the advancement of roadway facilities.

In this drastically fluctuating business environment, it is vital that JR-West remain a winner in the market and that it implement strategic, timely initiatives that will lead to future growth during the five-year period of fiscal 2001 to fiscal 2006. In the drafting of these medium-term targets, JR-West considers its foremost priorities to be securing stable profits and enhancing profitability.

To achieve these medium-term targets, JR-West will further enhance the security and reliability it offers to its customers, while continuing to provide its customers with select services and prod-ucts, which include the design of "barrier-free" stations and rolling stock to meet the growing needs of Japan's graying society. JR-West will continue to work toward the improved utilization of existing technologies and the promotion of the development and improvement of railway technologies. Furthermore, JR-West will make efforts to incorporate environmental considerations in its day-to-day operations and contribute to the advancement and development of society and the economy, with the railway as a core business.

Responding to the commitment of its shareholders, JR-West is continuously working for appropriate disclosure and striving for open, forthright management. Utilizing the comprehensive capabilities of the JR-

West Group companies, JR-West is making efforts to improve asset efficiency and maximize its corporate value.

The specific medium-term management targets to be achieved by fiscal 2006 are as follows: raising the return on total assets, or ROA on an operating income base, to 5.4%, and the return on equity, or ROE on a net income base, to 9.6%, and realizing oper-ating income of ¥130 billion and net income of ¥50 billion. JR-West has long been taking steps to shrink long-term debt and payables - a top management priority - and intends to reduce it to ¥1.1 trillion on a consolidated basis and ¥1.0 trillion on a non-consolidated basis. As for the number of employees, through an early retirement program and other means, we expect to reduce our workforce by 9,000, to 32,000 people on a non-consolidated basis.

OVERVIEW OF FISCAL 2002 RESULTS

In fiscal 2002, ended March 31, 2002, amid a deceleration of the global economy, a harsh operating environment persisted in Japan. Private-sector investment began to decline, the employment situation worsened, and the lack of clarity regarding the future direction of the economy continued to dampen consumer spending. In this environment, the JR-West Group companies launched a new group management system, intended to integrate both the operational divisions of JR-West and the Group companies. The JR-West Group pursued policies to increase revenues and secure stable profits, mainly in its core railway business, as well as improve its financial position and maximize the efficient utilization of assets.

Regarding the railway business, JR-West was able to put a brake on falling revenues, due to the extra trains added to the Hikari Rail Star service, the addition of a stop at Shin-Kobe Station on the Nozomi service, and other new measures that have reinforced the competitiveness of the Sanyo Shinkansen. Revenues were also bolstered by improvements in transportation services on conventional lines—including the Kyoto-Osaka-Kobe metropolitan network (Urban Network) and intercity services, both of which saw the addition of new rolling stock and an increase in the number of daily departures—as well as increased passenger traffic following the opening of Universal Studios Japan.

Regarding operating expenses, personnel expenses were further reduced thanks to the early retirement program, improved man-agement of regional lines, and increased management efficiency. With a view toward providing the seeds for future growth, JR-West is also giving priority to the improvement of customer services.

To maximize profits and achieve continuous growth, we introduced a new group management system that evaluates each strategic business unit from a consolidated management point of view. At the same time, JR-West is striving to revitalize existing shops on station premises, actively develop new business models that will provide its customers with select services, and effectively utilize its asset holdings. As for other Group companies, sales at JR Kyoto Isetan—JR-West's flagship department store in the Kyoto Station Building Complex—increased compared with the previous fiscal year despite the sluggish economy. Also contributing to higher sales in the current term was the healthy performance of the Hotel Granvia Osaka and increased passenger traffic following the start of operations at Universal Studios Japan.

In the travel business, JR-West is undertaking the development of competitive products and aggressive sales promotion, while strengthening its management base. In response to diversifying customer needs, JR-West spun off its independent travel agency in October 1, 2001, and merged it with Nippon Travel Agency Co., Ltd.

In its pursuit of a higher asset utilization rate, JR-West has increased free cash flow by controlling capital investment to depreciation levels. JR-West reduced its long-term debt and payables—one of its most important tasks—by applying the proceeds from the sale of land holdings as well as from the sale of almost all of its remaining shares of Japan Telecom Co., Ltd., in response to a tender offer bid conducted in October 2001.

Consequently, in fiscal 2002, consolidated operating revenues declined 0.4% from the previous fiscal year, to ¥1,190.6 billion, operating income rose 5.2%, to ¥117.6 billion, recurring income rose 24.9%, to ¥70 billion, and net income increased 47.1%, to ¥45.5 billion.

TOWARD COMPLETE PRIVATIZATION

In June 2001, the Law concerning Passenger Railway Companies and the Japan Freight Railway Company (the JR Law) was amended. This amendment went into effect on December 1, 2001, legally completing the privatization process. The sale of all remaining JR-West shares held by the government is the foremost concern of management. Coming 15 years after JR-West's establishment, this legal privatization was long

awaited and is deeply meaningful—it represents significant progress in railway reform. It is necessary to commence preparations for the sale of government holdings of all JR-West shares, so that JR-West will be able to take steps to realize a complete privatization in both name and reality.

The achievement of complete legal privatization has enabled the lifting of various legal restraints, not only making it possible to conduct business in a more flexible and responsive manner, but also increasing JR-West's control over its own destiny. We accept this challenge and resolve to manage operations with even greater autonomy and responsibility. JR-West will make utmost efforts to improve asset efficiency, surpass its medium-term targets, and maximize corporate value to meet the expectations of its investors. We are confident that our efforts have made JR-West a company that is attractive to investors throughout the world and have built the basis for long-term relationships with shareholders.

M. Ide Shojiro Nanya

Masataka Ide, Chairman Shojiro Nan-ya, President

*Please see the cautionary statement on the inside front cover of this annual report, which contains important warnings about the forward-looking statements in this section.

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Annual Report 2002

TOP

An Interview with the President



Medium-Term Management Targets

"The Second Stage of Railway Revitalization"


Could you explain the purpose of the medium-term management targets?


Could you discuss your reasons for selecting these targets as well as any related factors?


Given the protracted stagnant economy, the management environment is expected to remain challenging. How do you intend to secure profits and enhance profitability?


With the legal recognition of complete privatization and the amendment of the Commercial Code, JR-West has strengthened corporate governance. Could you please elaborate?


What is your thinking about railway safety? Please tell us about the efforts being undertaken.


What measures has JR-West introduced to alleviate damage to the environment? What kind of economic effects have come about as a result of JR-West's environmental conservation measures?




Annual Report 2002

TRANSPORTATION OPERATIONS

Transportation Operations account for 64.3% of total consolidated operating revenues and 74.7% of total consolidated operating income. The operating income margin was 10.2%.

Overview of Railway Operations

JR-West's railway operations cover the western part of Honshu and extend to the northern tip of Kyushu, and they provide service to the 43 million people, or 34% of Japan's total population, living in 18 prefectures over an area of 104,000 square kilometers. This network of 51 railway lines and 1,234 stations measures a total of 5,078.4 kilometers—18.5% of Japan's total kilometers of passenger railway lines. JR-West operates Sanyo Shinkansen services, offering high-speed transportation over a total of 644.0 kilometers; Urban Network services, which services the Kyoto-Osaka-Kobe metropolitan area and covers 610.2 kilometers; and other conventional lines segmented as Intercity and Regional services, which comprise 3,824.2 kilometers.

Sanyo Shinkansen Services

The Shinkansen contributes around 40% of JR-West's railway transportation revenues. JR-West provides high-speed intercity transportation services covering 644.0 kilometers and servicing 19 stations. The 500 Series Nozomi train, which links Shin-Osaka and Hakata (Fukuoka) in 2 hours and 17 minutes, already boasts a world-beating maximum speed of 300kph. Additionally, in March 2000, JR-West introduced the 700 Series Hikari Rail Star trains, which offer more space and pursue greater efficiency, to boost the railway's services and efficiency and increase its competitiveness with airlines and highways.

In fiscal 2002, in addition to creating a high-speed transportation system with the 500 Series Nozomi, JR-West increased the number of daily departures of the 700 Series Hikari Rail Star from 38 to 49, as of April 1, 2001. In October 2001, it revised the timetable and increased the number of trains on the Nozomi service that stop at Shin-Kobe Station (from 7 to 34 per day). Through these moves, JR-West endeavors to further enhance customer convenience and expand profitability.

Although Sanyo Shinkansen ridership slipped 0.3%, to 58 million passengers, the transport volume rose 1.4%, to 14,002 million passenger-kilometers and transportation revenues increased 0.4% (¥1.3 billion), to ¥314.3 billion, halting the downward trend in earnings seen since fiscal 1998.

The JR-West Network


Sanyo Shinkansen
Conventional Lines
Urban Network
Kanazawa
Toyama
Fukui
Tottori
Yonago
Fukuchiyama
Himeji
Yamaguchi
Hiroshima
Okayama
Kyoto
Hakata (Fukuoka)
Shin-Osaka
Kobe
Nara
Osaka
Wakayama
Sanyo Shinkansen Route (644.0 km)

The Hikari Rail Star

In March 2000, JR-West introduced the Hikari Rail Star on the Shin-Osaka-to-Hakata route. In addition to shortening journey times by 32 minutes on average and increasing the frequency of service on this route, JR-West enhanced passenger convenience with such innovations as the "Office Seat," which comes with a large table and power supply, and the "Silence Car," in which no speaker announcements are made. At the same time, it reduced the length of trains from 16 or 12 cars to 8 cars, to reduce capital investment, repair expenses, and power consumption to levels compatible with efficiency requirements. In fiscal 2001, the Hikari Rail Star proved popular, achieving an average passenger capacity of 87%. After carrying out passenger surveys in April 2000 and April 2001, JR-West optimized its service portfolio by increasing the number of trains and providing special services as circumstances demanded. (The average passenger capacity in fiscal 2002 was 81%.)

Timetable Revisions in October 2001

JR-West increased the number of Nozomi trains stopping at Shin-Kobe Station from 7 to 34 per day in October 2001, enhancing travel convenience between the Kobe and Fukuoka areas, as well as improving service to the Tokyo/Yokohama area. To boost its competitiveness with airlines, JR-West decreased the travel time between Tokyo and Hiroshima by adding three high-speed 700 Series Hikari trains to the route. It also added three Hikari Rail Star services operating between Shin-Osaka and Hiroshima. Through such changes, JR-West has been able to enhance travel comfort and also operational efficiency.



500 Series *Nozomi*



700 Series *Hikari Rail Star*


"Office Seat"


"Saloon Seat"


"Compartment Seat"


700 Series *Hikari*

Efforts to Secure Revenues from Sanyo Shinkansen Services

In addition to the effort to shave 11 minutes off the average time it takes to travel between Tokyo and Hiroshima by adding three high-speed 700 Series Hikari trains to the route in October 2001, JR-West aims to establish a high-speed transportation system for the Tokaido and Sanyo Shinkansen by adding another four trains in fiscal 2004, and thus, preparing 12 high-speed trains in total before the opening of Shinagawa Station in Tokyo expected in the fall of 2003.

Next, regarding services between Shin-Osaka and Hakata (Fukuoka), JR-West has endeavored to further improve passenger utilization of the Hikari Rail Star and the Kodama by diversifying the pattern of train service to match the usage trends of passengers. It has also improved connections with conventional lines and expanded the park and ride program to enhance convenience and increase passenger utilization.

In particular, JR-West will enhance intercity Kodama services in fiscal 2003. To cultivate an image of relaxation and comfort for the Kodama, JR-West is switching from five seats in a row to four seats and will change the exterior color to match the 500 Series Hikari Rail Star. Meanwhile, 12 100-Series Kodama trains are scheduled for introduction in the fall of 2002 to further shorten travel times, and JR-West is seeking to develop new faster rolling stock. It has also created new travel packages incorporating the four-seater Kodama and aims to increase its ridership by publicizing its improved travel comfort to commuting students and workers and boosting sales of Shinkansen passes (Flex, Flex Pal) and discount coupons.

Regarding price strategies, given the trends in airlines' discounts and profits, the important factor is not market share wars, but rather the amount of profit that can be attained without rushing blindly to offer discounted train fares. Thus, JR-West is striving to set flexible fares with the aim of maximizing profits. Also, with regard to Hikari and Kodama fares, it is examining a price-structure revision coinciding with the opening of Shinagawa Station. On that event, it will take into account usage patterns by area, the terms of competition, and the impact that changes in the transportation system will have on passenger traffic. JR-West is aiming to enhance profitability by strengthening the competitiveness of Sanyo Shinkansen services.

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Urban Network Services

Like the Sanyo Shinkansen services, the Urban Network services, which serve passengers in the Kyoto-Osaka-Kobe metropolitan area, account for approximately 40% of JR-West's railway transportation revenues. This network links the densely populated cities of Kyoto, Osaka, and Kobe and their suburbs. The Urban Network's operating kilometers total 610.2 kilometers, with 245 stations. Because the lines covering this area, as a whole, form a comprehensive network, JR-West believes it enjoys a strong competitive advantage relative to other railway companies in the area. It has been raising its market share by creating a new high-speed system, as evidenced by new Special Rapid trains that operate at speeds up to 130kph, while steadily implementing various changes, such as increasing service frequency, introducing "through" service from the suburbs to downtown destinations, and building new stations. JR-West is thereby strengthening its position as the largest transportation operator in the area.

In particular, the section between Kusatsu and Nishi-Akashi, measuring 120.9 kilometers, is a four-track line, making possible the simultaneous operation of a variety of trains, such as Special Rapid and Rapid trains, with varied stopping and connection patterns. JR-West believes it will also be possible to build new stations. It has improved convenience by offering direct train services from the Nara and Wakayama areas to Osaka, eliminating the need to change trains.

In fiscal 2002, JR-West undertook measures to improve transportation access following the opening of

Universal Studios Japan in March 2001, and ridership far exceeded expectations. In addition to improving facilities on the Gakkentoshi Line and increasing the operation of Rapid trains between areas, JR-West improved customer convenience on the JR Kobe Line by increasing the number of early morning Special Rapid trains. As a result, ridership on Urban Network services rose 0.5%, to 1,438 million passengers, and the transportation volume increased 0.4%, to 28,457 million passenger-kilometers. Transportation revenues slipped 0.1%, or ¥400 million, to ¥308.9 billion.

A New Look for the *Kodama*


Improvement of passenger comfort by
the introduction of four-to-a row seating
0 Series
100 Series

Efforts to Increase Revenues from Urban Network Services

On the Urban Network, JR-West has introduced new rolling stock and raised the maximum speed of the Special Rapid trains to 130kph. As a result of its ceaseless efforts to improve transportation services, JR-West is steadily increasing its market share compared with other private railway companies. JR-West believes that it can benefit from the shift of population and universities to the suburbs, even if population growth has peaked. By enhancing the attractiveness of the areas along its lines, JR-West believes there is still room for growth.

On those lines where JR-West believes there is latent demand, it believes it might be possible to raise the level of revenues. Focusing on such lines, JR-West is increasing its trains' speed and frequency and improving bus access to train stations as a means of strengthening its competitiveness. Taking into consideration the long distance between stations, JR-West has opened 13 new stations since 1987. In the future, too, it expects to continue opening new stations along existing routes that are expected to provide a sizable return on that investment.



The Universal-city Station and shuttle train


Urban Network
Nagahara
Nagahama
Lake Biwa
Sonobe
Hanazono
Nijo
Kyoto
JR Ogura
Himeji
Shin-Kobe
Nishinomiya
Amagasaki
Shin-Osaka
Kobe
Nishi-Akashi
Osaka
Hoshida
Sakurajima
Nishi-Kujo
Universal-city
Kyobashi
Kamo
Tsuge
Nara
JR Namba
Tennoji
Osaka Bay
Kansai International Airport
Wakayama

Universal Studies Japan, which began operations in March 2001, was originally projected to attract eight million visitors per year, of whom approximately 40% were expected to arrive by rail. The ease of access by rail has made these services very popular, and the results exceeded projections. The revenue-boosting effect totaled ¥4.8 billion on a non-consolidated basis in fiscal 2002. JR-West plans to provide attractive products targeting students on school excursions as well as for overseas visitors to boost revenues in the future.

Responding to the graying of Japan's population, JR-West is aiming to complete before 2009 the installation of escalators and elevators at all its stations with daily passenger traffic exceeding 5,000. In response to customer complaints, it is also installing restrooms, benches, and waiting rooms on the platforms of stations with heavy passenger traffic.

The Introduction of an IC Card System

Given the remarkable advances made in the development and spread of information technology, the railway industry, too, needs to adopt new technologies to improve convenience and customer service while increasing operational efficiency. One such technology is the IC card. JR-West aims to launch its own IC card system in fiscal 2004.

JR-West is considering switching from commuter passes and J- through Cards (prepaid fare cards) to IC cards that do not have to be placed into ticket gates but can be read remotely by sensor.

Compared with the magnetic cards now in use, IC cards offer greater security and data storage volume and make it possible to combine several different functions, such as e-money and credit, for use in other environments.

JR-West is promoting the adoption an IC card system that can be used with transportation facilities other than those operated by JR-West, including rival private railways and buses, to enhance the convenience of the Urban Network.





Non-contact IC card system

223 Series Special Rapid train (130kph)

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Intercity and Regional Services

JR-West's intercity and regional services boast 3,824.2 kilometers of railway, with 985 stations, accounting for more than half of the total operating kilometers. Intercity and regional lines account for approximately 20% of transportation revenue on a non-consolidated basis. These services comprise: 1) conventional express and limited express train services on intercity routes, and 2) transportation within the region, primarily railway services for commuting students and workers traveling from the suburbs into the cities, such as Okayama and Hiroshima. Regional lines include rural lines, on which passenger density is low.

Regarding intercity services, in fiscal 2002 JR-West introduced new rolling stock on the Sanin Main Line and completed construction to speed up service between Yasugi and Masuda. On the Hokuriku Main Line, it is in the process of switching over to new rolling stock for the Hakutaka Limited Express. JR-West is shortening travel times and raising the frequency of trains. However, due to the impact of the sluggish economy, ridership declined 2.1% from the previous fiscal year, to 391 million; passenger kilometers fell 2.2%, to 10.186 million passenger kilometers; and transportation revenues declined 2.5%, or ¥3.7 billion, to ¥146.4 billion.

Halting Declining Revenues from Intercity and Regional Services

Regarding intercity service, in the Shimane area, JR-West has been able to speed up services by working together with local governments. It is also in the process of speeding up services in the Tottori area. As for regional lines, JR-West is aiming to raise profitability by creating a more efficient transportation operation.

Concerning rural lines, JR-West was launched with the aim of revitalizing railway operations, making it difficult to discard nonprofitable rural lines. In the 14 years that JR-West has been in operation since privatization, the management environment has changed dramatically. Therefore, it is currently examining alternative transportation for lines for which the mission to provide railway transportation cannot be fulfilled. On May 27, 2002, JR-West announced that it planned to discontinue service on Hiroshima's Kabe Line (Kabe to Sandan-Kyo) from December 1, 2003. The daily passenger density on this line during a one-year trial in fiscal 2002 averaged only 487 passengers, which is not enough to justify service. While JR-West will continue to operate other regional lines, it is working to create a more cost-effective operational structure for them.

Speeding Up the Sanin Main Line

On the Sanin Main Line, working together with local governments, JR-West completed construction to speed up services in the Shimane area (Yasugi to Masuda) in July 2001, reducing the commute between Yonago and Masuda by 37 minutes on average. In the 10 months of operation, passenger volume for the Limited Express recorded a 143% increase over the previous year.

Responding to the needs of passengers in the Tottori area, JR-West will cooperate with local governments to undertake construction to speed up services between Tottori and Yonago on the Sanin Line and between Tottori and Chizu on the Imbi Line in the fall of 2003.

This project is expected to shorten commuting time between Tottori and Yonago by 12-13 minutes, to approximately 50 minutes, and between Tottori and Chizu by 7-8 minutes. As a result, the Limited Express Super Hakuto will be able to make the trip between Osaka and Tottori in 2 hours and 20 minutes. Accompanying this development JR-West will add six Limited Express trains and 14 Rapid trains. The timetables will be revised once construction has been completed.

The stepping up of services on the Sanin Main Line is one example of how JR-West is improving transportation services between regional cities. It endeavors to enhance railway convenience by deepening ties with those people living along the railways.

Bus and Ferry Services

Although most of the revenue in the Transportation Operations segment is from railway transportation revenue on a non-consolidated basis, JR-West is also engaged in bus and ferry services. In bus services, there are two Group companies: the West Japan Bus Company and the Chugoku JR Bus Company. In fiscal 2002, there was a slump in demand on regular routes and a decline in charter usage. In express services, JR-West is

striving to enhance convenience by increasing the number of departures between Tokyo and Osaka, establishing new daytime departures, and expanding the number of routes.

Fiscal 2002 Performance

The decline in railway transportation revenues, which accounts for most revenue in the Transportation Operations segment, was less than that of the previous fiscal year and bus transportation revenues also declined. The Transportation Operations segment's operating revenues, inclusive of intergroup transactions, in the year under review declined 1.3%, to ¥868.1 billion, and operating income rose 2.0%, to ¥88.4 billion.

Fiscal 2003 Performance Forecast

JR-West expects operating revenues, inclusive of intergroup transactions, in the Transportation Operations segment to slip 0.9%, to ¥860.0 billion, and operating income to rise 5.4%, to ¥93.2 billion.

Speeding Up the Sanin Main Line and Imbi Line

Masuda
Oda-shi
Izumo
Tamatsukuri Onsen
Matsue
Yasugi
Yonago
Kurayoshi
Tottori
Chizu
Niimi
Sayo
Bitchu Takahashi
Soja
Okayama
Kamigori
Himeji
Akashi
Kobe
Sannomiya
Osaka

Yonago-Tottori-Chizu
Introduction of new rolling stock
Only 2 hrs. and 20 min. with the Super Hakuto

Between Yonago and Masuda
In 10 months, passenger volume increased 143% year on year

New Rolling Stock
Kiha 187 Series

???

Limited Express Hakuto

Limited Express Super Hakuto

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Annual Report 2002

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Organizational Structure

As of June 26, 2002

- Board of Directors
  - Board of Corporate Auditors
  - Corporate Auditors
- Chairman
- President
- Executive Vice President
  - Corporate Planning Headquarters
    - Group Management Planning Office
    - IT Development Office
      - System Center
  - General Affairs Department
  - Corporate Communications Department
  - Inquiry & Auditing Department
  - Personnel Department
    - Staff Training Center
    - Osaka Railway Hospital
  - Finance Department
  - Tokyo Headquarters
  - Railway Operations Headquarters
    - Transport Safety Department
    - Marketing Department
    - Technical Research and Development Department
    - Station Operations Department
    - Transport Department
    - Rolling Stock Department
    - Track & Structures Department
    - Electrical Engineering Department
  - Construction Department
    - Osaka Construction Office
  - Corporate Resource Development Headquarters
    - New Business Creation Department
  - Kanazawa Branch
    - Area Operations Departments (3 departments)
    - Line Operations Departments (5 departments)
  - Kyoto Branch
  - Osaka Branch
    - Line Operations Departments (2 departments)
  - Wakayama Branch
    - Line Operations Departments (2 departments)
  - Kobe Branch
    - Line Operations Departments (2 departments)
  - Fukuchiyama Branch
    - Line Operations Departments (4 departments)
  - Okayama Branch
    - Area Operations Department (1 department)
    - Line Operations Departments (3 departments)
  - Yonago Branch
    - Line Operations Departments (4 departments)
  - Hiroshima Branch
    - Area Operations Departments (3 departments)
    - Line Operations Departments (5 departments)
    - Hiroshima Railway Hospital
    - Ferry Service Supervisor
  - Fukuoka Branch

Five-Year Summary (Consolidated and Non-Consolidated Basis)

Years ended March 31

West Japan Railway Company	Millions of yen 2002	Millions of yen 2001	Millions of yen 2000	Millions of yen 1999	Millions of yen 1998	Millions of U.S. dollars 2002
CONSOLIDATED						
Operations:						
Operating revenues	**¥1,190,610**	¥1,195,516	¥1,191,009	¥1,205,078	¥1,229,137	**$ 8,951**
Operating expenses	**1,072,960**	1,083,638	1,083,250	1,087,137	1,103,759	**8,067**
Operating income	**117,649**	111,877	107,758	117,941	125,377	**884**
Net income (loss)	**45,537**	30,961	25,091	(9,014)	19,931	**342**
Balance Sheets:						
Total assets	**¥2,416,787**	¥2,576,301	¥2,561,095	¥2,574,195	¥2,632,327	**$18,171**
Long-term debt and long-term payables	**1,257,960**	1,385,661	1,498,972	1,554,495	1,562,902	**9,458**
Total shareholders' equity	**411,480**	413,645	348,847	312,617	331,834	**3,093**

	Yen	Yen	Yen	Yen	Yen	U.S. dollars
Per Share Data:						
Net income (loss)	**¥ 22,769**	¥ 15,481	¥ 12,546	¥ (4,507)	¥ 9,966	**$ 171**
Shareholders' equity	**205,740**	206,823	174,424	156,309	165,917	**1,546**

	Millions of yen 2002	Millions of yen 2001	Millions of yen 2000	Millions of yen 1999	Millions of yen 1998	Millions of U.S. dollars 2002
NON-CONSOLIDATED						
Operations:						
Operating revenues	**¥ 869,887**	¥ 881,486	¥ 885,144	¥ 909,484	¥ 946,002	**$ 6,540**
Operating expenses	**770,354**	784,428	786,089	796,781	824,602	**5,792**
Operating income	**99,533**	97,058	99,054	112,702	121,399	**748**
Net income (loss)	**32,546**	25,985	25,578	(5,640)	23,407	**244**
Balance Sheets:						
Total assets	**¥2,135,756**	¥2,247,888	¥2,232,690	¥2,242,032	¥2,277,264	**$16,058**
Long-term debt and long-term payables	**1,165,477**	1,267,922	1,378,863	1,422,167	1,422,762	**8,762**
Total shareholders' equity	**388,662**	403,398	346,691	312,086	327,882	**2,922**

	Yen	Yen	Yen	Yen	Yen	U.S. dollars
Per Share Data:						
Net income (loss)	**¥ 16,273**	¥ 12,993	¥ 12,789	¥ (2,820)	¥ 11,704	**$ 122**
Cash dividends	**5,000**	5,000	5,000	5,000	5,000	**37**
Shareholders' equity	**194,331**	201,699	173,346	156,043	163,941	**1,461**

Notes: 1. Yen figures have been converted into U.S. dollars at the rate of ¥133=U.S.$1.00, the approximate exchange rate at March 31, 2002.
2. Long-term debt and long-term payables includes the current portion of long-term debt and long-term payables.

Management's Discussion and Analysis of Operations (Consolidated Basis)

Operating Results

In the year ended March 31, 2002, the JR-West Group companies launched a new group management system, intended to integrate both the operational divisions of JR-West and the Group companies. The JR-West Group pursued policies to increase revenues and secure stable profits, mainly in its core railway business, as well as improve its financial position and maximize the efficient utilization of assets.

As a result, compared with the year ended March 31, 2001, consolidated operating revenues edged down 0.4%, to ¥1,190.6 billion, consolidated operating income rose 5.2%, to ¥117.6 billion, and consolidated net income jumped 47.1%, to ¥45.5 billion.

Financial Position

At March 31, 2002, consolidated total assets shrank ¥159.5 billion, to ¥2,416.7 billion, through a reduction in long-term debt and long-term payables following the disposal of unnecessary assets to improve asset efficiency. As a result, consolidated long-term debt and long-term payables at March 31, 2002, dramatically deceased ¥127.7 billion, to ¥1,257.9 billion, from March 31, 2001.

Cash Flows

Cash and cash equivalents at March 31, 2002, declined ¥49.7 billion, to ¥94.0 billion, from March 31, 2001.

In the year ended March 31, 2002, compared with the year ended March 31, 2001, net cash provided by operating activities declined ¥39.1 billion, to ¥99.5 billion. Although net income before income taxes and minority interests grew to ¥83.2 billion, an increase in the number of retirees resulted in a rise in retirement benefits paid.

In the year ended March 31, 2002, compared with the year ended March 31, 2001, net cash provided by investing activities rose ¥8.3 billion, to ¥17.7 billion, as a result of an increase in proceeds from sales of investments in securities, which was partly offset by investments for the acquisition of new rolling stock and other fixed assets.

In the year ended March 31, 2002, compared with the year ended March 31, 2001, net cash used in financing activities increased ¥33.8 billion, to ¥167.1 billion, as a result of efforts to reduce long-term debt and long-term payables.

Capital Investment

In the year ended March 31, 2002, we invested ¥120.2 billion as capital investment.

In order to improve safety by upgrading equipment to enhance our transportation capacity, and to make improvements in our services and administrative operations, we invested ¥104.4 billion in Transportation Operations, along with new rolling stock and a construction project to speed up services between Yasugi and Masuda, Sanin Main Line.

The amount of capital investments totaled ¥2.3 billion in Sales of Goods and Food Services, ¥7.1 billion in Real Estate Business, and ¥6.3 billion in Other Businesses.

Dividend Policy

Our policy is to keep on providing our shareholders with payments of stable cash dividends and to maintain sufficient internal reserve to support a healthy and stable financial position in the future.

Based on this policy, we have set ¥5,000 per share as the annual cash dividends for the year ended March 31, 2002, which is equal to the previous year's level. Consequently, the dividend payout ratio was 30.7%, the return on equity was 8.2%, and ratio of dividends to shareholders' equity was 2.6%.

Our internal reserve is used to reduce the long-term debt and long-term payables, and to improve our financial structure.

Outlook

For the year ending March 31, 2003, we expect consolidated operating revenues of ¥1,181.0 billion, consolidated operating income of ¥119.0 billion, and consolidated net income of ¥39.0 billion.

JR-West is implementing various measures to realize stable revenues and profits, and to maximize corporate value by optimizing management resources.

Operating Revenues
(Millions ¥)

1,229,137
1,190,610
FY '98 '99 '00 '01 '02


Operating Income
(Millions ¥)
125,377
117,649
FY '98 '99 '00 '01 '02


Net Income (Loss)
(Millions ¥)
45,537
19,931
FY '98 '99 '00 '01 '02


Total Shareholders' Equity
(Millions ¥)
411,480
331,834
FY '98 '99 '00 '01 '02


Total Assets
(Millions ¥)
2,632,327
2,416,787
FY '98 '99 '00 '01 '02


Long-Term Debt and Long-Term Payables
(Millions ¥)
1,562,902
1,257,960
856,229
645,887
706,673
612,073
FY '98 '99 '00 '01 '02

■ Long-Term Debt ■ Long-Term Payables

Note: Long-term debt and long-term payables includes the current portions of long-term debt and long-term payables.

Consolidated Balance Sheets

March 31, 2002, 2001 and 2000

West Japan Railway Company

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars (Note 1)
	2002	2001	2000	2002
ASSETS				
Current Assets:				
Cash (Note 2)	¥ 94,361	¥ 92,557	¥ 82,290	$ 709
Marketable securities (Notes 2 and 3)	169	47,610	37,994	1
Notes and accounts receivable:				
Unconsolidated subsidiaries and affiliates	5,291	6,569	4,138	39
Trade	44,731	49,151	42,724	336
Less allowance for doubtful accounts	(400)	(209)	(259)	(3)
Inventories (Note 4)	12,030	12,267	12,717	90
Income taxes refundable (Note 11)	13	118	233	0
Deferred income taxes (Note 11)	16,450	7,718	10,540	123
Prepaid expenses and other current assets (Note 2)	19,312	38,463	35,099	145
Total Current Assets	191,960	254,248	225,479	1,443
Investments:				
Unconsolidated subsidiaries and affiliates (Note 5)	28,820	28,507	28,142	216
Other securities (Note 3)	32,072	118,079	57,802	241
	60,892	146,586	85,944	457
Property, Plant and Equipment (Notes 6, 7, 8 and 9):				
Land	680,850	681,379	681,661	5,119
Buildings and structures	2,579,512	2,584,669	2,575,020	19,394
Machinery, equipment and vehicles	893,471	879,304	868,017	6,717
Tools, furniture and fixtures	88,246	86,571	84,153	663
Construction in progress	69,122	47,869	41,914	519
	4,311,204	4,279,795	4,250,767	32,415
Less accumulated depreciation	(2,226,896)	(2,165,237)	(2,087,589)	(16,743)
Property, Plant and Equipment, Net	2,084,308	2,114,557	2,163,177	15,671
Deferred Income Taxes (Note 11)	51,641	19,052	32,087	388
Other Assets	27,985	41,856	54,405	210
Total Assets	¥2,416,787	¥2,576,301	¥2,561,095	$18,171

	Millions of yen 2002	Millions of yen 2001	Millions of yen 2000	Millions of U.S. dollars (Note 1) 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Short-term loans (Note 7)	¥ 7,694	¥ 13,876	¥ 14,365	$ 57
Current portion of long-term debt (Notes 7 and 8)	45,670	72,160	54,926	343
Current portion of long-term payables (Note 9)	34,708	34,772	33,765	260
Notes and accounts payable:				
Unconsolidated subsidiaries and affiliates	42,214	38,495	40,357	317
Trade	79,456	82,077	74,484	597
Prepaid railway fares received	28,401	28,751	29,095	213
Deposits and advances received	108,833	112,055	100,793	818
Accrued expenses	59,159	61,525	63,654	444
Accrued income taxes (Note 11)	30,093	19,856	31,903	226
Deferred income taxes (Note 11)	—	7	—	—
Other current liabilities	15,202	16,275	13,003	114
Total Current Liabilities	451,434	479,853	456,349	3,394
Long-Term Debt (Notes 7 and 8)	566,402	558,652	655,523	4,258
Long-Term Payables (Note 9)	611,178	720,076	754,758	4,595
Long-Term Accrued Rail Usage Charges (Note 1)	40,836	33,338	—	307
Accrued Retirement Benefits (Note 13)	190,811	231,112	204,838	1,434
Deferred Income Taxes (Note 11)	1,833	3,000	—	13
Accrued Repair Costs for Elevated Railroads of the Sanyo Shinkansen Line (Note 6)	9,650	—	—	72
Other Long-Term Liabilities	114,298	120,512	125,565	859
Minority Interests in Consolidated Subsidiaries	18,861	16,110	15,213	141
Contingent Liabilities (Note 15)				
Shareholders' Equity (Notes 14 and 19):				
Common stock:				
Authorized—8,000,000 shares;				
Issued and outstanding—2,000,000 shares	100,000	100,000	100,000	751
Additional paid-in capital	55,000	55,000	55,000	413
Retained earnings	250,513	214,990	193,847	1,883
Net unrealized holding gain on securities	5,966	43,654	—	44
Total Shareholders' Equity	411,480	413,645	348,847	3,093
Total Liabilities and Shareholders' Equity	¥2,416,787	¥2,576,301	¥2,561,095	$18,171

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Years ended March 31, 2002, 2001 and 2000

West Japan Railway Company

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars (Note 1)
	2002	2001	2000	2002
Operating Revenues	**¥1,190,610**	¥1,195,516	¥1,191,009	**$8,951**
Operating Expenses (Note 10)	**1,072,960**	1,083,638	1,083,250	**8,067**
Operating Income	**117,649**	111,877	107,758	**884**
Other Income (Expenses):				
Interest and dividend income	**562**	1,334	1,066	**4**
Interest expense	**(54,380)**	(63,169)	(68,003)	**(408)**
Equity in earnings of affiliates	**720**	228	514	**5**
Adjustment to rail usage charges for prior years (Note 1)	**—**	(25,839)	—	**—**
Amortization of prior service cost (Note 1)	**—**	(26,278)	—	**—**
Repair costs for elevated railroads of the Sanyo Shinkansen Line (Note 6)	**(15,872)**	—	—	**(119)**
Other, net	**34,565**	57,030	2,799	**259**
	(34,403)	(56,693)	(63,623)	**(258)**
Income before Income Taxes and Minority Interests	**83,246**	55,184	44,135	**625**
Income Taxes (Note 11):				
Current	**48,366**	37,179	36,298	**363**
Deferred	**(14,156)**	(13,957)	(17,081)	**(106)**
	34,209	23,221	19,217	**257**
Income before Minority Interests	**49,036**	31,962	24,918	**368**
Minority Interests in (Income) Losses of Consolidated Subsidiaries, Net	**(3,499)**	(1,001)	173	**(26)**
Net Income	**¥ 45,537**	¥ 30,961	¥ 25,091	**$ 342**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years ended March 31, 2002, 2001 and 2000

West Japan Railway Company

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars (Note 1)
	2002	2001	2000	**2002**
Common Stock:				
Balance at beginning and end of year	**¥100,000**	¥100,000	¥100,000	**$ 751**
Additional Paid-in Capital:				
Balance at beginning and end of year	**¥ 55,000**	¥ 55,000	¥ 55,000	**$ 413**
Retained Earnings:				
Balance at beginning of year	**¥214,990**	¥193,847	¥157,617	**$1,616**
Add:				
Net income	**45,537**	30,961	25,091	**342**
Adjustment arising from initial adoption of tax-effect accounting standard for interperiod allocation of income taxes	**—**	—	24,161	**—**
Increase in retained earnings resulting from:				
Change in ownership ratio of consolidated subsidiaries	**—**	279	—	**—**
Merger of a consolidated and an unconsolidated subsidiary	**106**	—	—	**0**
Appropriations:				
Cash dividends	**(10,000)**	(10,000)	(10,000)	**(75)**
Bonuses to directors and statutory auditors	**(120)**	(97)	(178)	**(0)**
Decrease in retained earnings resulting from:				
Initial inclusion of subsidiaries in consolidation	**—**	—	(2,809)	**—**
Merger of consolidated subsidiaries	**—**	—	(35)	**—**
Balance at end of year	**¥250,513**	¥214,990	¥193,847	**$1,883**
Net Unrealized Holding Gain on Securities:				
Balance at beginning of year	**¥ 43,654**	¥ —	¥ —	**$ 328**
Increase resulting from initial adoption of accounting standard for financial instruments	**—**	43,654	—	**—**
Net change	**(37,688)**	—	—	**(283)**
Balance at end of year	**¥ 5,966**	¥ 43,654	¥ —	**$ 44**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended March 31, 2002, 2001 and 2000

West Japan Railway Company	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars (Note 1)
	2002	2001	2000	**2002**
Cash Flows from Operating Activities				
Income before income taxes and minority interests	**¥ 83,246**	¥ 55,184	¥ 44,135	**$ 625**
Adjustments for:				
Depreciation and amortization	**115,160**	120,045	122,646	**865**
Loss on deduction of contributions received for construction from acquisition costs of property, plant and equipment	**28,837**	34,238	44,191	**216**
Loss on disposal of property, plant and equipment	**9,284**	10,129	6,042	**69**
Loss on write-downs of investments in securities	**9,072**	8,233	2	**68**
Amortization of goodwill arising from consolidation	**(530)**	(972)	(968)	**(3)**
Increase (decrease) in allowance for doubtful accounts	**818**	184	(117)	**6**
(Decrease) increase in accrued retirement benefits	**(40,302)**	26,273	(12,689)	**(303)**
Decrease in accrued bonuses	**(622)**	(1,358)	(1,597)	**(4)**
Increase in other accruals	**9,813**	—	—	**73**
Interest and dividend income	**(562)**	(1,334)	(1,066)	**(4)**
Interest expense	**54,380**	63,169	68,003	**408**
Equity in earnings of affiliates	**(720)**	(228)	(514)	**(5)**
Gain on contributions received for construction	**(30,963)**	(34,700)	(44,662)	**(232)**
Decrease (increase) in notes and accounts receivable	**3,925**	(8,059)	(110)	**29**
Decrease in inventories	**302**	449	1,784	**2**
(Decrease) increase in notes and accounts payable	**(4,990)**	32,093	(4,198)	**(37)**
(Decrease) increase in accrued consumption tax	**(915)**	3,139	(4,249)	**(6)**
Other	**(43,465)**	(55,426)	4,146	**(326)**
Subtotal	**191,767**	251,062	220,777	**1,441**
Interest and dividend income received	**560**	1,091	1,130	**4**
Interest expense paid	**(54,713)**	(64,258)	(69,011)	**(411)**
Income taxes paid	**(38,129)**	(49,226)	(7,684)	**(286)**
Income taxes refunded	**105**	114	9,577	**0**
Net Cash Provided by Operating Activities	**99,590**	138,784	154,790	**748**
Cash Flows from Investing Activities				
Payments for time deposits with a maturity of more than three months	**(3,530)**	(1,407)	(3,735)	**(26)**
Proceeds from time deposits with a maturity of more than three months	**5,328**	2,813	4,368	**40**
Purchases of property, plant and equipment	**(120,277)**	(111,693)	(139,617)	**(904)**
Proceeds from sales of property, plant and equipment	**7,333**	1,786	1,031	**55**
Contributions received for construction	**41,658**	47,465	35,580	**313**
Increase in investments in securities	**(867)**	(1,411)	(734)	**(6)**
Proceeds from sales of investments in securities	**87,735**	72,589	5,732	**659**
Investment in an initially consolidated subsidiary	**—**	—	34	**—**
Payments on long-term loans receivable	**(795)**	(462)	(185)	**(5)**
Collection of long-term loans receivable	**313**	545	1,037	**2**
Other	**893**	(822)	(2,789)	**6**
Net Cash Provided by (Used in) Investing Activities	**17,790**	9,403	(99,277)	**133**
Cash Flows from Financing Activities				
(Decrease) increase in short-term loans	**(6,182)**	(488)	1,491	**(46)**
Proceeds from long-term loans	**39,117**	16,415	81,093	**294**
Proceeds from issuance of bonds	**15,000**	—	—	**112**
Redemption of bonds	**—**	(14,960)	—	**—**
Repayment of long-term loans	**(72,856)**	(81,001)	(103,809)	**(547)**
Repayment of long-term payables	**(108,961)**	(33,765)	(35,291)	**(819)**
Payments for retirement of shares of subsidiaries	**—**	(428)	—	**—**
Cash dividends paid to the Company's shareholders	**(10,009)**	(10,017)	(9,962)	**(75)**
Cash dividends paid to minority shareholders of consolidated subsidiaries	**(125)**	(116)	(118)	**(0)**
Other	**(23,178)**	(8,933)	—	**(174)**
Net Cash Used in Financing Activities	**(167,196)**	(133,297)	(66,597)	**(1,257)**
Net (Decrease) Increase in Cash and Cash Equivalents	**(49,814)**	14,890	(11,084)	**(374)**
Cash and Cash Equivalents at Beginning of the Year	**143,781**	128,891	136,905	**1,081**
Increase in Cash and Cash Equivalents Arising from:				
Merger of a consolidated and an unconsolidated subsidiary	**56**	—	—	**0**
Initial consolidation of subsidiaries	**—**	—	3,071	**—**
Cash and Cash Equivalents at End of the Year (Note 2)	**¥ 94,023**	¥143,781	¥128,891	**$ 706**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

West Japan Railway Company March 31, 2002

1. Basis of Financial Statements and Summary of Significant Accounting Policies

Basis of Financial Statements

The accompanying consolidated financial statements of West Japan Railway Company (the "Company") and its consolidated subsidiaries have been prepared in accordance with accounting principles and practices generally accepted and applied in Japan, which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan, and have been compiled from those prepared by the Company as required under the Securities and Exchange Law of Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

The accompanying consolidated financial statements are stated in yen, the currency of the country in which the Company and its consolidated subsidiaries are incorporated and operate. The translation of yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at ¥133=U.S.$1.00, the exchange rate prevailing on March 31, 2002. This translation should not be construed as a representation that yen can be converted into U.S. dollars at the above or any other rate.

As permitted, amounts of less than one million yen are omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and in U.S. dollars) do not necessarily agree with the sum of the individual amounts.

Summary of Significant Accounting Policies

(1) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all significant subsidiaries over which substantial control is exerted either through majority ownership of voting stock and/or by other means. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments in affiliates (companies over which the Company has the ability to exercise significant influence) are stated at cost plus equity in their undistributed earnings or losses. Consolidated net income includes the Company's equity in the current net income or loss of such companies after the elimination of unrealized intercompany profits.

All assets and liabilities of the subsidiaries are revaluated on acquisition, if applicable. The difference, not significant in amount, between the cost of investments in subsidiaries and the equity in their net assets at the date of acquisition is amortized over a period of five years on a straight-line basis.

Before the adoption of the new accounting standard, subsidiaries and affiliates included only companies in which the Company held the majority ownership and companies owned 20% to 50% by the Company, respectively.

(2) Cash equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash on hand, deposits with banks withdrawable on demand, and short-term investments which are readily convertible to cash subject to an insignificant risk of any change in their value and which were purchased with an original maturity of three months or less.

(3) Investments in securities

Up to the year ended March 31, 2000, investments in securities were stated at cost determined primarily by the moving average method. Effective April 1, 2000, the Company and its consolidated subsidiaries adopted a new accounting standard for financial instruments. Investments in marketable securities are stated at fair value, and net unrealized holding gain or loss on such securities is accounted for as a separate component of shareholders' equity. Investments in non-marketable securities are stated at cost based on the moving average method. The effect of this change in method of accounting was that income before income taxes and minority interests increased by ¥1,145 million for the year ended March 31, 2001.

(4) Derivative financial instruments

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted a new accounting standard for financial instruments. Derivative financial instruments are stated at fair value.

On December 20, 2000, the Company concluded an agreement to sell the Company's investment in shares of Japan Telecom Co., Ltd. As the Company had not delivered half of the 54,896 shares to be sold as of March 31, 2001, the Company valued them at fair value as a forward contract under the new accounting standard referred to above. The Company has included the difference of ¥9,881 million between the selling price and market price of these shares in other income for the year ended March 31, 2001. This difference has also been included in the effect of the adoption of the new accounting standard for financial instruments described in Note 1 (3).

(5) Inventories

Inventories are stated at cost, which is primarily determined by the following methods:

Merchandise inventories:	the last purchase price method or the retail cost method;
Real estate for sale and contracts in process:	the individual identification method;
Rails, materials and supplies:	the moving average method.

(6) Property, plant and equipment

Property, plant and equipment is stated at cost (see Note 6). Depreciation is primarily determined by the declining-balance method at rates based on the estimated useful lives of the respective assets, except for certain railway fixtures included in buildings and structures whose initial acquisition costs have been depreciated to a book value of 50% of their original costs, with the proviso that any replacement costs are to be charged to income.

(7) Leases

The Company and its consolidated subsidiaries lease certain equipment under noncancelable leases referred to as finance leases. Finance leases other than those which transfer the ownership of the leased property to the lessee are accounted for as operating leases.

(8) Long-term accrued rail usage charges

Up to the year ended March 31, 2000, the Company expensed the rail usage charges for the JR Tozai Line, which are payable to Kansai Rapid Railway Co., Ltd., at the periodic payment amount which is scheduled to increase by 10% every three years. As an economic recovery in Japan is not foreseeable and the population of students along this line has recently been decreasing, the Company is unable to expect an increase in revenue from the line to offset the corresponding increase in expenses. Thus, effective April 1, 2000, the Company began expensing rail usage charges at an amount allocated evenly over the 30-year period of the rental agreement.

The difference between payments and expenses for the year ended March 31, 2001 was recorded under operating expenses and that for prior years is reflected as "adjustment to rail usage charges for prior years" in the consolidated statement of income for the year ended March 31, 2001. The cumulative difference as of March 31, 2001 was recorded as "long-term accrued rail usage charges" in the consolidated balance sheet at March 31, 2001. As a result, income before income taxes and minority interests for the year ended March 31, 2001 decreased by ¥33,338 million.

(9) Accrued retirement benefits

The Company and its consolidated subsidiaries have lump-sum severance and retirement benefit plans and tax-qualified pension plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amounts of which are determined by reference to their basic rates of pay, length of service and the conditions under which termination of employment occurs. Up to the year ended March 31, 2000, the liability for such benefits was stated at 40% of the amount which would be required to be paid under the internal rules of the Company and its consolidated subsidiaries if all eligible employees voluntarily terminated their employment at the balance sheet date.

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted a new accounting standard for retirement benefits. Accrued retirement benefits for employees at March 31, 2001 were provided at an amount calculated based on an estimate of the retirement benefit obligation. The transition difference of ¥308,976 million arising from the initial adoption of this new accounting standard is being amortized principally over a 10-year period.

Prior service cost of ¥26,336 million incurred due to an amendment to the employees' early retirement plan was expensed as "amortization of prior service cost" for the year ended March 31, 2001.

Actuarial gain and loss are amortized commencing the year following the year in which the gain or loss is recognized principally by the straight-line method over a 10-year period, which is shorter than the average remaining years of service of the eligible employees. The effect of this change in method of accounting was that operating income increased by ¥3,343 million and income before income taxes and minority interests decreased by ¥25,875 million for the year ended March 31, 2001.

(10) Shortfall in pension reserve

In accordance with a revision to the National Welfare Pension Law and the related regulations, employers became obligated to make up any shortfall in the pension reserve transferred from the Japan Railways Group Mutual Aid Association Annuity Plan to the National Welfare Pension Plan. The Company and certain consolidated subsidiaries were thus required to provide ¥43,412 million to cover the shortfall in the pension reserve transferred and amortized this amount by the straight-line method over a five-year period which commenced on April 1, 1997. The unamortized balance was included in other assets.

(11) Income taxes

Up to the year ended March 31, 1999, deferred income taxes were not provided for timing differences in the recognition of income and expenses for financial and tax reporting purposes.

Effective April 1, 1999, the Company and its consolidated subsidiaries adopted a new standard for tax-effect accounting. The effect of this change in method of accounting was that deferred income taxes—current assets, deferred income taxes—non-current assets, retained earnings as of March 31, 2000, and net income for the year then ended increased by ¥10,540 million, ¥32,087 million, ¥41,243 million and ¥17,081 million, respectively.

2. Cash and Cash Equivalents

The balances of cash reflected in the consolidated balance sheets at March 31, 2002, 2001 and 2000 are reconciled to the balances of cash and cash equivalents as presented in the consolidated statements of cash flows for the years then ended as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2002	2001	2000	**2002**
Cash	**¥94,361**	¥ 92,557	¥ 82,290	**$709**
Time deposits with an original maturity in excess of three months included in cash	**(384)**	(2,182)	(3,588)	**(2)**
Money management funds and bond investment funds with an original maturity in excess of three months included in marketable securities	**45**	46,108	37,642	**0**
Securities purchased under resale agreements included in prepaid expenses and other current assets	**—**	7,298	12,548	**—**
Cash and cash equivalents	**¥94,023**	¥143,781	¥128,891	**$706**

3. Investments in Securities

The new accounting standard for financial instruments, which became effective April 1, 2000, requires that, except for investments in unconsolidated subsidiaries and affiliates, all applicable investments be classified as trading securities, held-to-maturity securities or other securities. The Company and its consolidated subsidiaries did not have any investments classified as trading securities or held-to-maturity securities at March 31, 2001. The standard further requires that other securities be stated at fair value, with unrealized holding gains and losses reported as a separate component of shareholders' equity, net of deferred income taxes.

Information regarding investments in marketable securities at March 31, 2002 and 2001 is as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
	2002	**2002**	**2002**	2001	2001	2001
	Acquisition costs	Carrying value	Unrealized gain (loss)	Acquisition costs	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition costs:						
Equity securities	**¥ 2,862**	**¥13,997**	**¥11,134**	¥16,704	¥ 97,161	¥80,456
Debt securities	**4,010**	**4,017**	**6**	4,723	4,825	102
Subtotal	**6,873**	**18,014**	**11,141**	21,428	101,986	80,558
Securities whose carrying value does not exceed their acquisition costs:						
Equity securities	**9,367**	**8,867**	**(499)**	15,680	12,872	(2,807)
Debt securities	**—**	**—**	**—**	10	10	(0)
Subtotal	**9,367**	**8,867**	**(499)**	15,690	12,882	(2,807)
Total	**¥16,241**	**¥26,882**	**¥10,641**	¥37,118	¥114,869	¥77,751

	Millions of U.S. dollars	Millions of U.S. dollars	Millions of U.S. dollars
	2002	2002	2002
	Acquisition costs	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition costs:			
Equity securities	$ 21	$105	$83
Debt securities	30	30	0
Subtotal	51	135	83
Securities whose carrying value does not exceed their acquisition costs:			
Equity securities	70	66	(3)
Debt securities	—	—	—
Subtotal	70	66	(3)
Total	$122	$202	$80

Information with respect to sales of investments in securities for the years ended March 31, 2002 and 2001 is summarized as follows:

	Millions of yen	Millions of yen	Millions of U.S. dollars
	2002	2001	2002
Sales	¥87,735	¥72,589	$659
Aggregate gain	68,488	62,900	514
Aggregate loss	79	72	0

At March 31, 2002, the redemption schedule for investments in securities by maturity date was as follows:

	Millions of yen	Millions of yen	Millions of U.S. dollars	Millions of U.S. dollars
	2002	2002	2002	2002
	Due in one year or less	Due after one year through five years	Due in one year or less	Due after one year through five years
Government bonds	¥13	¥4,003	$0	$30
Corporate bonds	2	7	0	0
	¥15	¥4,010	$0	$30

The carrying value of investments in non-marketable securities at March 31, 2002 and 2001 was as follows:

	Millions of yen	Millions of yen	Millions of U.S. dollars
	2002	2001	2002
Unlisted equity securities	¥5,836	¥ 5,659	$43
Money management funds	—	45,074	—
Bond investment funds	107	1,605	0
Other	54	924	0
	¥5,999	¥53,264	$45

Information with respect to the carrying value and fair value of marketable equity, debt and other securities included in marketable securities and investments in securities at March 31, 2000 is summarized as follows:

	Millions of yen	Millions of Yen
	2000	2000
	Carrying value	Fair value
Equity securities	¥47,905	¥322,399
Debt securities	4,640	5,029
Other securities	215	197

4. Inventories

Inventories at March 31, 2002, 2001 and 2000 consisted of the following:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2002	2001	2000	**2002**
Real estate for sale	**¥ 121**	¥ 711	¥ 1,747	**$ 0**
Rails, materials, supplies, merchandise and contracts in process	**11,908**	11,556	10,969	**89**
	¥12,030	¥12,267	¥12,717	**$90**

5. Investments in Unconsolidated Subsidiaries and Affiliates

Investments in unconsolidated subsidiaries and affiliates at March 31, 2002, 2001 and 2000 consisted of the following:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2002	2001	2000	**2002**
Investments in:				
Unconsolidated subsidiaries	**¥ 2,240**	¥ 2,421	¥ 2,029	**$ 16**
Affiliates	**26,579**	26,085	26,113	**199**
	¥28,820	¥28,507	¥28,142	**$216**

6. Property, Plant and Equipment

Contributions for the construction of railway facilities granted by national and municipal governments and others are directly deducted from the acquisition costs of the related fixed assets in accordance with the Corporation Tax Law. The contributions deducted from property, plant and equipment for the years ended March 31, 2002, 2001 and 2000 were ¥28,837 million ($216 million), ¥34,238 million and ¥44,191 million, respectively.

The Company plans to repair the elevated railroads of the Sanyo Shinkansen Line during the period from April 1, 2001 to March 31, 2004 based on the recommendations of a special committee. The Company had recorded an accrual for the projected costs of ¥9,650 million ($72 million) at March 31, 2002 and has charged this provision to income for the year then ended as a component of the repair costs for the elevated railroads of the Sanyo Shinkansen Line of ¥15,872 million ($119 million), which is reflected under other expenses in the accompanying consolidated statement of income for the year ended March 31, 2002.

7. Short-Term Loans and Long-Term Debt

Short-term loans principally represent notes due within one year. The annual interest rates applicable to such loans outstanding at March 31, 2002, 2001 and 2000 ranged from 0.28% to 2.25%, from 0.35% to 2.13% and from 0.32% to 1.83%, respectively.

Long-term debt at March 31, 2002, 2001 and 2000 is summarized as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2002	2001	2000	**2002**
Secured West Japan Railway bonds, payable in yen, at rates ranging from 1.53% to 3.45%, due from 2007 through 2019	**¥200,000**	¥200,000	¥200,000	**$1,503**
Unsecured 2.28% West Japan Railway bonds, payable in yen, due 2022	**15,000**	—	—	**112**
Secured 4.75% West Japan Railway bonds, payable in Swiss francs, due 2001	—	—	14,960	—
Unsecured loans from the Development Bank of Japan, payable in yen, at rates ranging from 0.0% to 8.5%, due in installments from 2003 through 2021	**128,423**	138,128	190,707	**965**
Unsecured loans from banks and insurance companies, payable in yen, at rates ranging from 0.64% to 5.20%, due in installments from 2003 through 2011	**247,201**	268,936	282,054	**1,858**
Secured loans from the Development Bank of Japan, payable in yen, at rates ranging from 3.25% to 5.2%, due in installments from 2007 through 2018	**10,577**	11,345	12,061	**79**
Secured loans from banks and insurance companies, payable in yen, at rates ranging from 1.88% to 2.13%, due in installments from 2003 through 2004	**61**	1,592	2,591	**0**
Other	**10,810**	10,810	8,075	**81**
	612,073	630,812	710,449	**4,602**
Less current portion	**(45,670)**	(72,160)	(54,926)	**(343)**
	¥566,402	¥558,652	¥655,523	**$4,258**

All the secured bonds are secured by statutory preferential rights over the entire property of the Company.

The aggregate annual maturities of long-term debt subsequent to March 31, 2002 are summarized as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2003	¥ 45,670	$ 343
2004	55,927	420
2005	64,598	485
2006	32,788	246
2007	96,227	723
2008 and thereafter	316,859	2,382
	¥612,073	$4,602

8. Pledged Assets

Assets pledged as collateral for long-term loans, including the current portion of long-term loans, at March 31, 2002 were as follows:

	Millions of yen	Millions of U.S. dollars
	2002	**2002**
Buildings and structures	**¥35,900**	**$269**
Land	**811**	**6**
	¥36,711	**$276**

Long-term loans, including the current portion of long-term loans, secured by such collateral at March 31, 2002 were as follows:

	Millions of yen	Millions of U.S. dollars
	2002	**2002**
Long-term loans	**¥ 9,735**	**$73**
Current portion of long-term loans	**686**	**5**
	¥10,421	**$78**

In addition, the entire property of the Company is subject to statutory preferential rights for the security of all secured bonds.

9. Long-Term Payables

Long-term payables at March 31, 2002, 2001 and 2000 are summarized as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2002	2001	2000	**2002**
Unsecured payables to the Corporation for Advanced Transport & Technology:				
Variable interest portion, due in installments from 2003 through 2017	**¥443,123**	¥470,991	¥498,239	**$3,331**
Fixed interest portion at 6.35% and 6.55%, due in installments from 2003 through 2052	**191,119**	271,664	277,546	**1,436**
Other	**11,644**	12,192	12,737	**87**
	645,887	754,848	788,523	**4,856**
Less current portion	**(34,708)**	(34,772)	(33,765)	**(260)**
	¥611,178	¥720,076	¥754,758	**$4,595**

On October 1, 1991, the Company purchased Sanyo Shinkansen's facilities from the Shinkansen Holding Corporation ("SHC") for the total purchase price of ¥974,111 million. The Company is currently liable to the Corporation for Advanced Transport & Technology ("CATT") for this purchase. In accordance with the purchase agreement, the interest rate applied to the variable interest portion of the payables for each fiscal year will be adjusted every year to a weighted-average interest rate to be determined based on the interest rate of certain of CATT's long-term debt (as defined in the purchase agreement) assumed from SHC and outstanding as of April 1 of each respective year. The variable interest rates for the years ended March 31, 2002, 2001 and 2000 were 4.80%, 4.89% and 4.99%, respectively.

The aggregate annual maturities of long-term payables subsequent to March 31, 2002 are summarized as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2003	¥ 34,708	$ 260
2004	35,330	265
2005	37,460	281
2006	38,426	288
2007	35,886	269
2008 and thereafter	464,074	3,489
	¥645,887	$4,856

10. Research and Development Costs

Research and development costs are expensed in the year in which such costs are incurred. These amounted to ¥5,385 million ($40 million), ¥4,994 million and ¥5,348 million for the years ended March 31, 2002, 2001 and 2000, respectively.

11. Income Taxes

The aggregate statutory tax rate applicable to the Company and its consolidated subsidiaries was approximately 42% for the years ended March 31, 2002, 2001 and 2000. The significant components of deferred tax assets and liabilities of the Company and its consolidated subsidiaries as of March 31, 2002, 2001 and 2000 are summarized as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2002	2001	2000	**2002**
Deferred tax assets:				
Accrued bonuses included in accrued expenses	**¥11,590**	¥ 8,858	¥ 6,431	**$ 87**
Accrued enterprise tax included in accrued income taxes	**2,918**	1,908	3,009	**21**
Accrued retirement benefits	**28,344**	26,981	24,728	**213**
Adjustments to the JR Tozai Line rail usage charges for prior years	**17,249**	14,081	—	**129**
Unrealized gain on property, plant and equipment	**3,890**	3,583	3,459	**29**
Tax loss carryforward	**5,897**	10,179	11,005	**44**
Other	**8,789**	3,805	2,510	**66**
Gross deferred tax assets	**78,680**	69,398	51,144	**591**
Valuation allowance	**(3,276)**	(6,710)	(6,385)	**(24)**
Total deferred tax assets	**75,404**	62,688	44,758	**566**
Deferred tax liabilities:				
Unrealized holding gain on securities	**(4,484)**	(32,824)	—	**(33)**
Contributions for construction deducted from acquisition costs of property, plant and equipment	**(2,965)**	(911)	(947)	**(22)**
Gain on valuation of consolidated subsidiaries	**(808)**	(808)	(1,067)	**(6)**
Other	**(887)**	(4,381)	(116)	**(6)**
Total deferred tax liabilities	**(9,146)**	(38,926)	(2,130)	**(68)**
Deferred tax assets, net	**¥66,258**	¥23,762	¥42,628	**$498**

12. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2002, 2001 and 2000, which would have been reflected in the balance sheets if finance lease accounting had been applied to the finance leases under which the Company and its consolidated subsidiaries are lessees and which are currently accounted for as operating leases:

	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
	2002	2002	2002	2001	2001	2001
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Leased property:						
Machinery, equipment and vehicles	**¥ 211**	**¥ 111**	**¥100**	¥ 186	¥ 114	¥ 72
Tools, furniture and fixtures	**1,910**	**1,186**	**724**	2,349	1,300	1,048
	¥2,122	**¥1,298**	**¥824**	¥2,535	¥1,414	¥1,120

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars	Millions of U.S. dollars	Millions of U.S. dollars
	2000	2000	2000	2002	2002	2002
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Leased property:						
Machinery, equipment and vehicles	¥ 197	¥ 116	¥ 81	**$ 1**	**$0**	**$0**
Tools, furniture and fixtures	3,215	1,920	1,295	**14**	**8**	**5**
	¥3,413	¥2,036	¥1,376	**$15**	**$9**	**$6**

Lease payments relating to finance leases accounted for as operating leases for the years ended March 31, 2002, 2001 and 2000 totaled ¥405 million ($3 million), ¥543 million and ¥675 million, respectively. These amounts are equal to the depreciation expense of the leased assets computed by the straight-line method over the respective lease terms.

Future minimum lease payments (including the interest portion thereon) subsequent to March 31, 2002 for finance leases accounted for as operating leases are summarized as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2003	¥278	$2
2004 and thereafter	545	4
	¥824	$6

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2002, 2001 and 2000 for finance lease transactions, under which a consolidated subsidiary of the Company is the lessor and which are currently accounted for as operating leases:

	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
	2002	2002	2002	2001	2001	2001
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Leased property:						
Machinery, equipment and vehicles	**¥ 743**	**¥ 165**	**¥ 577**	¥ 271	¥ 90	¥ 181
Tools, furniture and fixtures	**2,604**	**1,191**	**1,412**	2,584	1,179	1,404
	¥3,347	**¥1,357**	**¥1,989**	¥2,856	¥1,270	¥1,586

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars	Millions of U.S. dollars	Millions of U.S. dollars
	2000	2000	2000	2002	2002	2002
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Leased property:						
Machinery, equipment						
and vehicles	¥ 218	¥ 86	¥ 131	$ 5	$ 1	$ 4
Tools, furniture						
and fixtures	2,289	937	1,352	19	8	10
	¥2,507	¥1,023	¥1,483	$25	$10	$14

Lease receipts relating to finance leases accounted for as operating leases for the years ended March 31, 2002, 2001 and 2000 were ¥616 million ($4 million), ¥559 million and ¥493 million, respectively. Depreciation of the leased assets for the years ended March 31, 2002, 2001 and 2000, which was computed by the straight-line method over the respective lease terms, amounted to ¥559 million ($4 million), ¥491 million and ¥423 million, respectively.

Future minimum lease receipts (including the interest portion thereon) subsequent to March 31, 2002 for finance leases accounted for as operating leases are summarized as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2003	¥ 639	$ 4
2004 and thereafter	1,641	12
	¥2,281	$17

13. Retirement Benefit Plans

The funded and accrued status of the retirement benefit plans of the Company and its consolidated subsidiaries and the amounts recognized in the consolidated balance sheets at March 31, 2002 and 2001 are summarized as follows:

	Millions of yen	Millions of yen	Millions of U.S. dollars
	2002	2001	2002
Retirement benefit obligation	¥(468,500)	¥(509,445)	$(3,522)
Plan assets at fair value	3,156	3,426	23
Unfunded retirement benefit obligation	(465,343)	(506,018)	(3,498)
Unrecognized net retirement benefit obligation			
at transition	245,208	275,859	1,843
Unrecognized actuarial gain or loss	29,532	(999)	222
Unrecognized prior service cost	42	46	0
Net retirement benefit obligation	(190,560)	(231,112)	(1,432)
Prepaid pension cost	250	—	1
Accrued retirement benefits	¥(190,811)	¥(231,112)	$(1,434)

The components of retirement benefit expenses for the years ended March 31, 2002 and 2001 are outlined as follows:

	Millions of yen	Millions of yen	Millions of U.S. dollars
	2002	2001	2002
Service cost	¥17,597	¥18,377	$132
Interest cost	15,013	15,313	112
Expected return on plan assets	(73)	(75)	(0)
Amortization of net retirement benefit obligation			
at transition	30,651	33,118	230
Amortization of actuarial gain or loss	146	16	1
Amortization of prior service cost	4	26,277	0
	¥63,340	¥93,027	$476

The assumptions used in accounting for the above benefit plans were as follows:

	2002	2001
Discount rates	Principally 2.0%	Principally 3.0%
Expected rate of return on plan assets	Principally 3.0%	Principally 3.0%

14. Shareholders' Equity

The Commercial Code of Japan provides that an amount equivalent to at least 10% of cash dividends and bonuses paid to directors and statutory auditors, and exactly 10% of interim cash dividends paid be appropriated to the legal reserve until the sum of additional paid-in capital and the legal reserve equals 25% of common stock. The Code also provides that neither additional paid-in capital nor the legal reserve is available for dividends but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors. The Company's legal reserve, which is included in retained earnings, amounted to ¥11,327 million ($85 million), ¥10,820 million and ¥9,815 million as of March 31, 2002, 2001 and 2000, respectively.

15. Contingent Liabilities

At March 31, 2002, the Company was contingently liable for an in-substance defeasance on bonds in the amount of ¥20,000 million ($150 million).

In addition, at March 31, 2002, the Company and its consolidated subsidiaries were contingently liable for guarantees of loans to companies other than consolidated subsidiaries in amounts of ¥77 million ($0 million).

16. Amounts per Share

The computation of net income per share is based on the number of shares of common stock outstanding during each year. Amounts per share of net assets are based on the number of shares of common stock outstanding at the year end.

	Yen	Yen	Yen	U.S. dollars
	2002	2001	2000	2002
Net income	**¥ 22,769**	¥ 15,481	¥ 12,546	**$ 171**
Net assets	**205,740**	206,823	174,424	**1,546**

17. Derivatives

The Company and its consolidated subsidiaries enter into various transactions involving derivative financial instruments in order to manage certain risks arising from adverse fluctuations in foreign currency exchange rates and interest rates. These transactions include currency swaps, interest-rate swaps and forward foreign exchange contracts; however, they do not include speculative transactions which entail high levels of risk.

As described Note 1 (4), the Company recorded ¥9,881 million of gain on a forward contract relating to sales of shares of Japan Telecom Co., Ltd. for the year ended March 31, 2001. The Company delivered the physical certificates of these shares and received compensation on April 12, 2001.

Under a new accounting standard for financial instruments, effective April 1, 2000, derivative positions are stated at fair value. However, gain or loss on any derivatives for which hedge accounting is permitted (resulting from an assessment of hedge effectiveness) is deferred until the loss or gain on the underlying hedged item is recognized.

Until the year ended March 31, 2000, gain or loss on derivatives was deferred without the assessment of hedge effectiveness. Derivatives, except for currency swaps and forward foreign exchange contracts, and the fair value of these transactions at March 31, 2000 are summarized as follows:

	Millions of yen	Millions of yen
	2000	2000
	Contract/ agreement value	Fair value
Interest rate swaps:		
Fixed/paid—variable/received	¥5,276	¥(39)
Fixed/received—variable/paid	25	0

Under currency swaps, the settlement amounts in yen of monetary receivables or payables denominated in foreign currencies are fixed and are reflected in the consolidated balance sheet at March 31, 2000 at these fixed yen amounts. The fair value of the forward foreign exchange contracts outstanding at March 31, 2000 was immaterial.



18. Segment Information

The Company and its consolidated subsidiaries are primarily engaged in railway, ferry, bus and other transportation services. They also engage in other activities such as wholesale, retail sales and real estate business.

The business segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2002, 2001 and 2000 is outlined as follows:

Year ended March 31, 2002	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
	Transportation	Sales of Goods and Food Services	Real Estate Business	Other	Total	Eliminations	Consolidated
I. Operating revenues and income:							
Operating revenues from third parties	¥ 852,188	¥195,262	¥ 57,693	¥ 85,454	¥1,190,610	¥ —	¥1,190,610
Intergroup operating revenues and transfers	16,010	32,342	11,228	100,174	159,756	(159,756)	—
Total sales	868,199	227,605	68,922	185,639	1,350,366	(159,756)	1,190,610
Operating expenses	779,797	222,829	53,559	175,821	1,232,007	(159,047)	1,072,960
Operating income	¥ 88,401	¥ 4,776	¥ 15,363	¥ 9,817	¥ 118,358	¥ (708)	¥ 117,649
II. Assets, depreciation and capital expenditures:							
Total assets	¥1,843,979	¥ 64,903	¥302,942	¥209,386	¥2,421,212	¥ (4,424)	¥2,416,787
Depreciation	95,946	1,966	11,620	5,626	115,160	—	115,160
Capital expenditures	104,459	2,307	7,188	6,308	120,264	—	120,264

Year ended March 31, 2001	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
	Transportation	Sales of Goods and Food Services	Real Estate Business	Other	Total	Eliminations	Consolidated
I. Operating revenues and income:							
Operating revenues from third parties	¥ 863,284	¥192,231	¥ 56,881	¥ 83,118	¥1,195,516	¥ —	¥1,195,516
Intergroup operating revenues and transfers	15,944	26,554	10,939	93,383	146,822	(146,822)	—
Total sales	879,229	218,786	67,821	176,501	1,342,338	(146,822)	1,195,516
Operating expenses	792,556	214,963	54,459	168,396	1,230,375	(146,736)	1,083,638
Operating income	¥ 86,673	¥ 3,823	¥ 13,361	¥ 8,105	¥ 111,963	¥ (85)	¥ 111,877
II. Assets, depreciation and capital expenditures:							
Total assets	¥1,874,980	¥ 64,616	¥316,922	¥222,923	¥2,479,443	¥ 96,858	¥2,576,301
Depreciation	100,036	2,075	12,000	5,934	120,045	—	120,045
Capital expenditures	101,005	1,636	5,456	8,775	116,873	—	116,873

Year ended March 31, 2000	Millions of yen Transportation	Millions of yen Sales of Goods	Millions of yen Real Estate Business	Millions of yen Other	Millions of yen Total	Millions of yen Eliminations	Millions of yen Consolidated
I. Operating revenues and income:							
Operating revenues from third parties	¥ 865,528	¥174,679	¥ 48,957	¥101,843	¥1,191,009	¥ —	¥1,191,009
Intergroup operating revenues and transfers	16,519	18,094	12,658	94,282	141,555	(141,555)	—
Total sales	882,048	192,774	61,616	196,125	1,332,565	(141,555)	1,191,009
Operating expenses	795,267	190,762	48,265	189,655	1,223,951	(140,700)	1,083,250
Operating income	¥ 86,780	¥ 2,011	¥ 13,351	¥ 6,470	¥ 108,613	¥ (855)	¥ 107,758
II. Assets, depreciation and capital expenditures:							
Total assets	¥1,904,466	¥ 58,899	¥319,656	¥262,643	¥2,545,666	¥ 15,429	¥2,561,095
Depreciation	104,140	1,428	12,161	4,916	122,646	—	122,646
Capital expenditures	117,893	1,708	4,466	7,656	131,725	—	131,725

Year ended March 31, 2002	Millions of U.S. dollars Transportation	Millions of U.S. dollars Sales of Goods and Food Services	Millions of U.S. dollars Real Estate Business	Millions of U.S. dollars Other	Millions of U.S. dollars Total	Millions of U.S. dollars Eliminations	Millions of U.S. dollars Consolidated
I. Operating revenues and income:							
Operating revenues from third parties	$ 6,407	$1,468	$ 433	$ 642	$ 8,951	$ —	$ 8,951
Intergroup operating revenues and transfers	120	243	84	753	1,201	(1,201)	—
Total sales	6,527	1,711	518	1,395	10,153	(1,201)	8,951
Operating expenses	5,863	1,675	402	1,321	9,263	(1,195)	8,067
Operating income	$ 664	$ 35	$ 115	$ 73	$ 889	$ (5)	$ 884
II. Assets, depreciation and capital expenditures:							
Total assets	$13,864	$ 487	$2,277	$1,574	$18,204	$ (33)	$18,171
Depreciation	721	14	87	42	865	—	865
Capital expenditures	785	17	54	47	904	—	904

Data on the food services business were included in the "Other" segment up to the year ended March 31, 2000. Effective the year ended March 31, 2001, the Company included these data in the "Sales of goods" segment and changed the name of this segment to "Sales of goods and food services" corresponding to a restructuring of the subsidiaries engaged in sales of goods and the provision of food services on train station premises. In addition, the data on certain consolidated subsidiaries have been reclassified from "Sales of goods"to "Real estate business" in line with a change in the managerial segmentation of these subsidiaries.

Segment information for the year ended March 31, 2000 has been restated based on the revised segmentation policy for the years ended March 31, 2002 and 2001 and is presented as follows:

Year ended March 31, 2000	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
	Transportation	Sales of Goods and Food Services	Real Estate Business	Other	Total	Eliminations	Consolidated
I. Operating revenues and income:							
Operating revenues from third parties	¥ 865,528	¥189,384	¥ 56,729	¥ 79,366	¥1,191,009	¥ —	¥1,191,009
Intergroup operating revenues and transfers	16,519	17,306	11,768	96,208	141,802	(141,802)	—
Total sales	882,048	206,691	68,498	175,574	1,332,812	(141,802)	1,191,009
Operating expenses	795,267	204,533	55,177	169,221	1,224,199	(140,949)	1,083,250
Operating income	¥ 86,780	¥ 2,157	¥ 13,320	¥ 6,353	¥ 108,612	¥ (853)	¥ 107,758
II. Assets, depreciation and capital expenditures:							
Total assets	¥1,904,466	¥ 60,703	¥322,447	¥254,825	¥2,542,443	¥ 18,652	¥2,561,095
Depreciation	104,140	1,803	12,400	4,302	122,646	—	122,646
Capital expenditures	117,893	1,833	4,597	7,400	131,725	—	131,725

19. Subsequent Event

The following appropriations of retained earnings, which have not been reflected in accompanying consolidated financial statements for the year ended March 31, 2002, were approved at a meeting of the shareholders of the Company held on June 26, 2002:

	Millions of yen	Millions of U.S. dollars
	2002	2002
Cash dividends (¥2,500=$18 per share)	**¥5,000**	**$37**
Bonuses to directors and statutory auditors	**80**	**0**

Independent Auditors' Report

The Board of Directors and the Shareholders
West Japan Railway Company

We have audited the consolidated balance sheets of West Japan Railway Company and consolidated subsidiaries as of March 31, 2002, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended, all expressed in yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements, expressed in yen, present fairly the consolidated financial position of West Japan Railway Company and consolidated subsidiaries at March 31, 2002, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 1, West Japan Railway Company and consolidated subsidiaries have adopted new accounting standards for consolidation and tax-effect accounting effective the year ended March 31, 2000 and for employees' retirement benefits and financial instruments effective the year ended March 31, 2001 in the preparation of their consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2002 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

Shin Nihon & Co.

Osaka, Japan
June 26, 2002

Shin Nihon & Co.

See Note 1 which explains the basis of preparation of the consolidated financial statements of West Japan Railway Company and consolidated subsidiaries under Japanese accounting principles and practices.

Non-Consolidated Balance Sheets

March 31, 2002, 2001 and 2000

West Japan Railway Company

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars (Note 1)
	2002	2001	2000	2002
ASSETS				
Current Assets:				
Cash	¥ 49,687	¥ 34,927	¥ 29,196	$ 373
Marketable securities	—	44,226	34,150	—
Accounts receivable (Note 3)	33,368	38,539	30,550	250
Less allowance for doubtful accounts	(267)	(88)	(90)	(2)
Inventories (Note 2)	3,064	3,542	3,222	23
Deferred income taxes (Note 8)	12,618	5,046	8,510	94
Prepaid expenses and other current assets (Note 3)	10,344	24,762	16,696	77
Total Current Assets	108,816	150,956	122,237	818
Investments and Advances:				
Subsidiaries and affiliates (Note 3)	123,337	116,583	116,559	927
Other securities	23,968	108,231	54,866	180
	147,306	224,814	171,425	1,107
Property, Plant and Equipment (Note 4):				
Railway (Note 6)	3,593,519	3,548,274	3,538,054	27,018
Ferry	872	865	876	6
Other operations	229,764	249,067	244,483	1,727
Construction in progress	68,834	47,604	37,116	517
	3,892,990	3,845,811	3,820,531	29,270
Less accumulated depreciation	(2,074,278)	(2,012,651)	(1,945,007)	(15,596)
Property, Plant and Equipment, Net	1,818,712	1,833,159	1,875,524	13,674
Deferred Income Taxes (Note 8)	45,083	11,205	24,823	338
Other Assets	15,836	27,751	38,680	119
Total Assets	¥2,135,756	¥2,247,888	¥2,232,690	$16,058

	Millions of yen 2002	Millions of yen 2001	Millions of yen 2000	Millions of U.S. dollars (Note 1) 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Short-term loans (Note 5)	¥ 42,663	¥ 11,102	¥ 1,170	$ 320
Current portion of long-term debt (Note 5)	33,760	62,348	39,854	253
Current portion of long-term payables (Note 6)	38,654	35,940	34,053	290
Accounts payable (Note 3)	98,394	98,846	95,319	739
Prepaid railway fares received	28,328	28,680	29,034	212
Deposits and advances received (Note 3)	97,015	100,635	89,311	729
Accrued expenses (Note 3)	47,576	50,018	51,608	357
Accrued income taxes (Note 8)	25,431	15,976	30,051	191
Other current liabilities	5,730	8,143	4,235	43
Total Current Liabilities	417,553	411,690	374,637	3,139
Long-Term Debt (Note 5)	451,873	434,233	533,706	3,397
Long-Term Payables (Note 6)	641,189	735,400	771,250	4,820
Long-Term Accrued Rail Usage Charges (Note 1)	40,836	33,338	—	307
Accrued Retirement Benefits	180,892	221,563	199,012	1,360
Accrued Repair Costs for Elevated Railroads of the Sanyo Shinkansen Line (Note 4)	9,650	—	—	72
Other Long-Term Liabilities	5,097	8,264	7,392	38
Contingent Liabilities (Note 11)				
Shareholders' Equity (Notes 10 and 13):				
Common stock:				
Authorized—8,000,000 shares;				
Issued and outstanding—2,000,000 shares	100,000	100,000	100,000	751
Additional paid-in capital	55,000	55,000	55,000	413
Legal reserve	11,327	10,820	9,815	85
Retained earnings	218,775	196,799	181,875	1,644
Net unrealized holding gain on securities	3,559	40,777	—	26
Total Shareholders' Equity	388,662	403,398	346,691	2,922
Total Liabilities and Shareholders' Equity	¥2,135,756	¥2,247,888	¥2,232,690	$16,058

See accompanying notes to non-consolidated financial statements.

Non-Consolidated Statements of Income

Years ended March 31, 2002, 2001 and 2000

West Japan Railway Company

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars (Note 1)
	2002	2001	2000	**2002**
Operating Revenues:				
Transportation	**¥770,259**	¥773,129	¥773,992	**$5,791**
Transportation incidentals	**24,609**	24,680	26,164	**185**
Other operations	**18,385**	18,658	19,943	**138**
Miscellaneous	**56,632**	65,018	65,042	**425**
	869,887	881,486	885,144	**6,540**
Operating Expenses (Note 7):				
Personnel	**330,540**	345,626	350,107	**2,485**
Energy	**39,233**	38,293	39,328	**294**
Maintenance	**116,878**	114,378	112,354	**878**
Depreciation	**97,115**	101,865	104,486	**730**
Rent	**31,389**	31,523	23,853	**236**
Miscellaneous taxes	**30,042**	30,327	31,056	**225**
Other	**125,154**	122,413	124,903	**941**
	770,354	784,428	786,089	**5,792**
Operating Income	**99,533**	97,058	99,054	**748**
Other Income (Expenses):				
Interest and dividend income	**815**	1,529	1,131	**6**
Interest expense	**(51,175)**	(59,648)	(63,892)	**(384)**
Adjustment to rail usage charges for prior years (Note 1)	**—**	(25,839)	—	**—**
Amortization of prior service cost (Note 1)	**—**	(26,234)	—	**—**
Repair costs for elevated railroads of the *Sanyo Shinkansen Line* (Note 4)	**(15,872)**	—	—	**(119)**
Other, net	**26,256**	58,189	7,983	**197**
	(39,975)	(52,003)	(54,778)	**(300)**
Income before Income Taxes	**59,557**	45,055	44,276	**447**
Income Taxes (Note 8):				
Current	**41,243**	31,810	32,862	**310**
Deferred	**(14,232)**	(12,740)	(14,165)	**(107)**
Net Income	**¥ 32,546**	¥ 25,985	¥ 25,578	**$ 244**

See accompanying notes to non-consolidated financial statements.

Non-Consolidated Statements of Shareholders' Equity

Years ended March 31, 2002, 2001 and 2000

West Japan Railway Company

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars (Note 1)
	2002	2001	2000	**2002**
Common stock:				
Balance at beginning and end of year	**¥100,000**	¥100,000	¥100,000	**$ 751**
Additional paid-in capital:				
Balance at beginning and end of year	**¥ 55,000**	¥ 55,000	¥ 55,000	**$ 413**
Legal reserve:				
Balance at beginning of year	**¥ 10,820**	¥ 9,815	¥ 8,801	**$ 81**
Transfer from retained earnings	**506**	1,005	1,014	**3**
Balance at end of year	**¥ 11,327**	¥ 10,820	¥ 9,815	**$ 85**
Retained earnings:				
Balance at beginning of year	**¥196,799**	¥181,875	¥148,285	**$1,479**
Add:				
Net income	**32,546**	25,985	25,578	**244**
Adjustment arising from initial adoption of tax-effect accounting standard for interperiod allocation of income taxes (Note 1)	**—**	—	19,168	**—**
Appropriations:				
Cash dividends	**(10,000)**	(10,000)	(10,000)	**(75)**
Bonuses to directors and statutory auditors	**(64)**	(56)	(142)	**(0)**
Transfer to legal reserve	**(506)**	(1,005)	(1,014)	**(3)**
Balance at end of year	**¥218,775**	¥196,799	¥181,875	**$1,644**
Net unrealized holding gain on securities:				
Balance at beginning of year	**¥ 40,777**	¥ —	¥ —	**$ 306**
Increase resulting from initial adoption of accounting standard for financial instruments (Note 1)	**—**	40,777	—	**—**
Net change	**(37,218)**	—	—	**(279)**
Balance at end of year	**¥ 3,559**	¥ 40,777	¥ —	**$ 26**

See accompanying notes to non-consolidated financial statements.

Notes to Non-Consolidated Financial Statements

West Japan Railway Company March 31, 2002

1. Basis of Financial Statements and Summary of Significant Accounting Policies

Basis of Financial Statements

The accompanying non-consolidated financial statements of West Japan Railway Company (the "Company") have been prepared in accordance with accounting principles and practices generally accepted and applied in Japan, which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan, and have been compiled from those prepared by the Company as required under the Securities and Exchange Law of Japan. In addition, the notes to the non-consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

The accompanying non-consolidated financial statements relate to the Company only, with investments in subsidiaries and affiliates being stated at cost.

The accompanying non-consolidated financial statements are stated in yen, the currency of the country in which the Company is incorporated and operates. The translation of yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at ¥133=U.S.$1.00, the exchange rate prevailing on March 31, 2002. This translation should not be construed as a representation that yen can be converted into U.S. dollars at the above or any other rate.

As permitted, amounts of less than one million yen are omitted. As a result, the totals shown in the accompanying non-consolidated financial statements (both in yen and in U.S. dollars) do not necessarily agree with the sum of the individual amounts.

Summary of Significant Accounting Policies

(1) Investments in securities

Up to the year ended March 31, 2000, investments in securities were stated at cost determined by the moving average method. Effective April 1, 2000, the Company adopted a new accounting standard for financial instruments. Investments in marketable securities are stated at fair value, and net unrealized holding gain or loss on such securities is accounted for as a separate component of shareholders' equity. Investments in non-marketable securities are stated at cost based on the moving average method. The effect of this change in method of accounting was that income before income taxes increased by ¥1,772 million for the year ended March 31, 2001.

(2) Derivative financial instruments

Effective April 1, 2000, the Company adopted a new accounting standard for financial instruments. Derivative financial instruments are stated at fair value.

On December 20, 2000, the Company concluded an agreement to sell the Company's investment in shares of Japan Telecom Co., Ltd. As the Company had not delivered half of the 54,896 shares to be sold as of March 31, 2001, the Company valued them at fair value as a forward contract under the new accounting standard referred to above. The Company has included the difference of ¥9,881 million between the selling price and market price of these shares in other income for the year ended March 31, 2001. This difference has also been included in the effect of the adoption of the new accounting standard for financial instruments described in Note 1 (1).

(3) Inventories

Real estate for sale is stated at cost determined by the individual identification method. Rails, materials and supplies are stated at cost determined by the moving average method.

(4) Property, plant and equipment

Property, plant and equipment is stated at cost (see Note 4). Depreciation is determined by the declining-balance method at rates based on the estimated useful lives of the respective assets, except for certain railway fixtures whose initial acquisition costs have been depreciated to a book value of 50% of their original costs, with the proviso that any replacement costs are to be charged to income.

(5) Leases

The Company leases certain equipment under noncancelable leases referred to as finance leases. Finance leases other than those which transfer the ownership of the leased property to the lessee are accounted for as operating leases.

(6) Long-term accrued rail usage charges

Up to the year ended March 31, 2000, the Company expensed the rail usage charges for the JR Tozai Line, which are payable to Kansai Rapid Railway Co., Ltd., at the periodic payment amount which is scheduled to increase by 10% every three years. As an economic recovery in Japan is not foreseeable and the population of students along this line has recently been decreasing, the Company is unable to expect an increase in revenue from the line to offset the corresponding increase in expenses. Thus, effective April 1, 2000, the Company began expensing rail usage charges at an amount allocated evenly over the 30-year period of the rental agreement.

The difference between payment and expense for the year ended March 31, 2001 was recorded under operating expenses and that for prior years is reflected as "adjustment to rail usage charges for prior years" in the non-consolidated statement of income for the year ended March 31, 2001. The cumulative difference as of March 31, 2001 was recorded as "long-term accrued rail usage charges" in the non-consolidated balance sheet at March 31, 2001. As a result, income before income taxes for the year ended March 31, 2001 decreased by ¥33,338 million.

(7) Accrued retirement benefits
The Company has a lump-sum severance and retirement benefit plan covering all employees who are entitled to lump-sum payments, the amounts of which are determined by reference to their basic rates of pay, length of service and the conditions under which termination of employment occurs. Up to the year ended March 31, 2000, the liability for such benefits was stated at 40% of the amount which would be required to be paid under the Company's internal rules if all eligible employees voluntarily terminated their employment at the balance sheet date.

Effective April 1, 2000, the Company adopted a new accounting standard for retirement benefits. Accrued retirement benefits for employees at March 31, 2001 were provided at an amount calculated based on an estimate of the retirement benefit obligation. The transition difference of ¥301,642 million arising from the initial adoption of this new accounting standard is being amortized over a 10-year period.

Prior service cost of ¥26,234 million incurred due to an amendment to the employees' early retirement plan was expensed as "amortization of prior service cost" for the year ended March 31, 2001.

Actuarial gain and loss are amortized commencing the year following the year in which the gain or loss is recognized by the straight-line method over a 10-year period, which is shorter than the average remaining years of service of the eligible employees. The effect of this change in method of accounting was that operating income increased by ¥3,539 million and income before income taxes decreased by ¥23,721 million for the year ended March 31, 2001.

(8) Shortfall in pension reserve
In accordance with a revision to the National Welfare Pension Law and the related regulations, employers became obligated to make up any shortfall in the pension reserve transferred from the Japan Railways Group Mutual Aid Association Annuity Plan to the National Welfare Pension Plan. The Company was thus required to provide ¥43,379 million to cover the shortfall in the pension reserve transferred and amortized this amount by the straight-line method over a five-year period which commenced on April 1, 1997. The unamortized balance was included in other assets.

(9) Income taxes
Up to the year ended March 31, 1999, deferred income taxes were not provided for timing differences in the recognition of income and expenses for financial and tax reporting purposes.

Effective April 1, 1999, the Company adopted a new standard for tax-effect accounting. The effect of this change in method of accounting was that deferred income taxes—current assets, deferred income taxes—non-current assets, retained earnings as of March 31, 2000, and net income for the year then ended increased by ¥8,510 million, ¥24,823 million, ¥33,333 million and ¥14,165 million, respectively.

2. Inventories

Inventories at March 31, 2002, 2001 and 2000 consisted of the following:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2002	2001	2000	**2002**
Real estate for sale	**¥ 121**	¥ 347	¥ 233	**$ 0**
Rails, materials and supplies	**2,942**	3,195	2,988	**22**
	¥3,064	¥3,542	¥3,222	**$23**

3. Balances with Subsidiaries and Affiliates

Amounts due from and to subsidiaries and affiliates at March 31, 2002, 2001 and 2000 are presented in the balance sheets as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2002	2001	2000	**2002**
Due from subsidiaries and affiliates:				
Accounts receivable	**¥ 6,115**	¥ 7,590	¥ 6,719	**$ 45**
Prepaid expenses and other current assets	**5,116**	8,474	10,912	**38**
	¥ 11,231	¥16,064	¥17,632	**$ 84**
Due to subsidiaries and affiliates:				
Accounts payable	**¥ 74,331**	¥83,771	¥88,093	**$ 558**
Deposits and advances received and accrued expenses	**74,253**	13,352	3,279	**558**
	¥148,585	¥97,124	¥91,372	**$1,117**

Investments in and advances to subsidiaries and affiliates at March 31, 2002, 2001 and 2000 consisted of the following:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2002	2001	2000	2002
Investments in:				
Subsidiaries	¥ 94,173	¥ 84,367	¥ 83,577	$708
Affiliates	25,545	25,395	25,117	192
Advances to subsidiaries	3,618	6,820	7,864	27
	¥123,337	¥116,583	¥116,559	$927

4. Property, Plant and Equipment

Property, plant and equipment at March 31, 2002, 2001 and 2000 consisted of the following:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2002	2001	2000	2002
Land	¥ 665,103	¥ 665,149	¥ 664,985	$ 5,000
Buildings	363,393	363,513	369,816	2,732
Railway fixtures	1,885,617	1,874,789	1,865,677	14,177
Rolling stock and other vehicles	675,372	664,884	655,446	5,077
Ships	668	669	669	5
Machinery and equipment	191,428	186,936	185,748	1,439
Furniture and fixtures	42,571	42,263	41,070	320
Construction in progress	68,834	47,604	37,116	517
	3,892,990	3,845,811	3,820,531	29,270
Less accumulated depreciation	(2,074,278)	(2,012,651)	(1,945,007)	(15,596)
Property, plant and equipment, net	¥1,818,712	¥1,833,159	¥1,875,524	$13,674

Contributions for the construction of railway facilities granted by national and municipal governments and others are directly deducted from the acquisition costs of the related fixed assets in accordance with the Corporation Tax Law. The contributions deducted from property, plant and equipment for the years ended March 31, 2002, 2001 and 2000 were ¥28,814 million ($216 million), ¥34,235 million and ¥43,944 million, respectively.

The Company plans to repair the elevated railroads of the Sanyo Shinkansen Line during the period from April 1, 2001 to March 31, 2004 based on the recommendations of a special committee. The Company had recorded an accrual for the projected costs of ¥9,650 million ($72 million) at March 31, 2002 and has charged this provision to income for the year then ended as a component of the repair costs for the elevated railroads of the Sanyo Shinkansen Line of ¥15,872 million ($119 million), which is reflected under other expenses in the accompanying non-consolidated statement of income for the year ended March 31, 2002.

5. Short-Term Loans and Long-Term Debt

Short-term loans represent loans on deeds due within one year. The annual interest rates applicable to such loans outstanding at March 31, 2002, 2001 and 2000 ranged from 0.26% to 0.37%, 0.36% to 0.79% and from 0.36% to 0.38%, respectively.

Long-term debt at March 31, 2002, 2001 and 2000 is summarized as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2002	2001	2000	**2002**
Secured West Japan Railway bonds, payable in yen, at rates ranging from 1.53% to 3.45%, due from 2007 through 2019	**¥200,000**	¥200,000	¥200,000	**$1,503**
Unsecured 2.28% West Japan Railway bonds, payable in yen, due 2022	**15,000**	—	—	**112**
Secured 4.75% West Japan Railway bonds, payable in Swiss francs, due 2001	**—**	—	14,960	**—**
Unsecured loans from the Development Bank of Japan, payable in yen, at rates ranging from 1.4% to 8.5%, due in installments from 2003 through 2018	**100,023**	108,271	159,925	**752**
Unsecured loans from banks and insurance companies, payable in yen, at rates ranging from 1.41% to 4.07%, due from 2003 through 2007	**159,800**	177,500	190,600	**1,201**
Other	**10,810**	10,810	8,075	**81**
	485,633	496,581	573,560	**3,651**
Less current portion	**(33,760)**	(62,348)	(39,854)	**(253)**
	¥451,873	¥434,233	¥533,706	**$3,397**

All the secured bonds are secured by statutory preferential rights over the entire property of the Company.

The aggregate annual maturities of long-term debt subsequent to March 31, 2002 are summarized as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2003	¥ 33,760	$ 253
2004	45,276	340
2005	56,576	425
2006	23,276	175
2007	67,771	509
2008 and thereafter	258,974	1,947
	¥485,633	$3,651

6. Long-Term Payables

Long-term payables at March 31, 2002, 2001 and 2000 are summarized as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2002	2001	2000	**2002**
Unsecured payables to the Corporation for Advanced Transport & Technology:				
Variable interest portion, due in installments from 2003 through 2017	**¥443,123**	¥470,991	¥498,239	**$3,331**
Fixed interest portion at 6.35% and 6.55%, due in installments from 2003 through 2052	**191,119**	271,664	277,546	**1,436**
Other	**45,601**	28,684	29,517	**342**
	679,844	771,340	805,303	**5,111**
Less current portion	**(38,654)**	(35,940)	(34,053)	**(290)**
	¥641,189	¥735,400	¥771,250	**$4,820**

On October 1, 1991, the Company purchased Sanyo Shinkansen's facilities from the Shinkansen Holding Corporation ("SHC") for the total purchase price of ¥974,111 million. The Company is currently liable to the Corporation for Advanced Transport & Technology ("CATT") for this purchase. In accordance with the purchase agreement, the interest rate applied to the variable interest portion of the payables for each fiscal year will be adjusted every year to a weighted-average interest rate to be determined based on the interest rate of certain of CATT's long-term debt (as defined in the purchase agreement) assumed from SHC and outstanding as of April 1 of each respective year. The variable interest rates for the years ended March 31, 2002, 2001 and 2000 were 4.80%, 4.89% and 4.99%, respectively.

The aggregate annual maturities of long-term payables subsequent to March 31, 2002 are summarized as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2003	¥ 38,654	$ 290
2004	36,498	274
2005	38,628	290
2006	44,268	332
2007	55,455	416
2008 and thereafter	466,338	3,506
	¥679,844	$5,111

7. Research and Development Costs

Research and development costs are expensed in the year in which such costs are incurred. These amounted to ¥5,358 million ($40 million), ¥4,978 million and ¥5,332 million for the years ended March 31, 2002, 2001 and 2000, respectively.

8. Income Taxes

The aggregate statutory tax rate applicable to the Company was approximately 42% for the years ended March 31, 2002, 2001 and 2000.

A reconciliation of the statutory tax rate and the effective tax rate for the year ended March 31, 2002 as a percentage of income before income taxes is summarized as follows:

	2002
Statutory tax rate	**42.24%**
Expenses not deductible for tax purposes	**3.01**
Nontaxable revenues	**(0.39)**
Per capita portion of inhabitants' taxes	**0.61**
Other	**(0.12)**
Effective tax rate	**45.35%**

The significant components of the Company's deferred tax assets and liabilities as of March 31, 2002, 2001 and 2000 are summarized as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2002	2001	2000	2002
Deferred tax assets:				
Accrued bonuses included in accrued expenses	¥ 9,772	¥ 7,609	¥ 5,592	$ 73
Accrued enterprise tax included in accrued income taxes	2,473	1,581	2,854	18
Accrued retirement benefits	25,374	24,374	23,221	190
Adjustment to the JR Tozai Line rail usage charges for prior years	17,249	14,081	—	129
Accrued repair costs for elevated railroads of the Sanyo Shinkansen Line	4,076	—	—	30
Other	3,420	2,600	1,665	25
Total deferred tax assets	62,368	50,246	33,333	468
Deferred tax liabilities:				
Unrealized holding gain on securities	(2,603)	(29,820)	—	(19)
Other	(2,062)	(4,173)	—	(15)
Total deferred tax liabilities	(4,666)	(33,994)	—	(35)
Deferred tax assets, net	¥57,702	¥16,252	¥33,333	$433

9. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2002, 2001 and 2000, which would have been reflected in the balance sheets if finance lease accounting had been applied to the finance leases currently accounted for as operating leases:

	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
	2002	2002	2002	2001	2001	2001
Leased property for:						
Railway operations	¥442	¥239	¥202	¥ 574	¥310	¥263
Other operations	277	200	77	707	528	179
	¥719	¥440	¥279	¥1,282	¥839	¥443

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars	Millions of U.S. dollars	Millions of U.S. dollars
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
	2000	2000	2000	2002	2002	2002
Leased property for:						
Railway operations	¥ 880	¥ 385	¥495	$3	$1	$1
Other operations	944	616	326	2	1	0
	¥1,825	¥1,002	¥822	$5	$3	$2

Lease payments relating to finance leases accounted for as operating leases for the years ended March 31, 2002, 2001 and 2000 totaled ¥214 million ($1 million), ¥360 million and ¥398 million, respectively. These amounts are equal to the depreciation of the leased assets calculated by the straight-line method over the respective lease terms.

Future minimum lease payments (including the interest portion thereon) subsequent to March 31, 2002 for finance leases accounted for as operating leases are summarized as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2003	¥126	$0
2004 and thereafter	152	1
	¥279	$2

10. Shareholders' Equity

The Commercial Code of Japan provides that an amount equivalent to at least 10% of cash dividends and bonuses paid to directors and statutory auditors and exactly 10% of interim cash dividends paid be appropriated to the legal reserve until the sum of additional paid-in capital and the legal reserve equals 25% of common stock. The Code also provides that neither additional paid-in capital nor the legal reserve is available for dividends but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors.

11. Contingent Liabilities

At March 31, 2000, the Company was contingently liable for an in-substance defeasance on bonds in the amount of ¥20,000 million ($150 million).

In addition, at March 31, 2002, the Company was contingently liable for guarantees of loans to subsidiaries in the aggregate amount of ¥28,386 million ($213 million).

12. Amounts per Share

The computation of net income per share is based on the number of shares of common stock outstanding during each year. Amounts per share of net assets are based on the number of shares of common stock outstanding at the year end.

Cash dividends per share represent the cash dividends declared as applicable to the respective years.

	Yen	Yen	Yen	U.S. dollars
	2002	2001	2000	2002
Net income	**¥ 16,273**	¥ 12,993	¥ 12,789	**$ 122**
Net assets	**194,331**	201,699	173,346	**1,461**
Cash dividends applicable to the year	**5,000**	5,000	5,000	**37**

13. Subsequent Event

The following appropriations of retained earnings, which have not been reflected in accompanying non-consolidated financial statements for the year ended March 31, 2002, were approved at a meeting of the shareholders of the Company held on June 26, 2002:

	Millions of yen	Millions of U.S. dollars
	2002	2002
Cash dividends (¥2,500=$18 per share)	**¥5,000**	**$37**
Bonuses to directors and statutory auditors	**80**	**0**

Independent Auditors' Report

The Board of Directors and the Shareholders
West Japan Railway Company

We have audited the non-consolidated balance sheets of West Japan Railway Company as of March 31, 2002, 2001 and 2000, and the related non-consolidated statements of income and shareholders' equity for the years then ended, all expressed in yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying non-consolidated financial statements, expressed in yen, present fairly the financial position of West Japan Railway Company at March 31, 2002, 2001 and 2000, and the results of its operations for the years then ended in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 1, West Japan Railway Company has adopted new accounting standards for tax-effect accounting effective the year ended March 31, 2000 and for employees' retirement benefits and financial instruments effective the year ended March 31, 2001 in the preparation of its non-consolidated financial statements.

The U.S. dollar amounts in the accompanying non-consolidated financial statements with respect to the year ended March 31, 2002 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

Shin Nihon & Co.

Shin Nihon & Co.

Osaka, Japan
June 26, 2002

See Note 1 which explains the basis of preparation of the non-consolidated financial statements of West Japan Railway Company under Japanese accounting principles and practices.


JR西日本


Annual Report 2002

International Comparison


ROUTE LENGTH
(Thousand Kilometers)
40
35
30
25
20
15
10
5
0
JR-West
TOCs
DBAG
SNCF
AMTRAK


TRANSPORTATION REVENUES
(Million US$)
12,000
10,000
8,000
6,000
4,000
2,000
0
N.A.
JR-West
TOCs
DBAG
SNCF
AMTRAK


NUMBER OF EMPLOYEES
(Thousands)
300
240
180
120
60
0
N.A.
JR-West
TOCs
DBAG
SNCF
AMTRAK


AVERAGE TRAFFIC DENSITY
(Number of Passengers/Day)
30,000
25,000
20,000
15,000
10,000
5,000
0
JR-West
TOCs
DBAG
SNCF
AMTRAK

	Kilometers	Millions of U.S. Dollars Transportation Revenues		Millions of Passenger-Kilometers	Number of Passengers/Day	Million Kilometers	Thousands of U.S. Dollars Transportation Revenues		U.S. Dollars Transportation Revenues
	Route Length	Total	Number of Employees	Passenger-Kilometers	Average Traffic Density	Train-Kilometers	Per Route Length	Per Employee	Per Train-Kilometer
JR-West (¥106.5=U.S.$1)*	5,078	$7,256	38,902	52,551	28,351	198	$1,429	$186	$36
British Rail (TOCs, £0.66=U.S.$1)**	15,991**	N.A.	N.A.	39,800	6,819	N.A.	N.A.	N.A.	N.A.
German Railways (DBAG, DM2.04=U.S.$1)	36,588	9,103	181,314	74,015	5,542	726***	249	50	13
French National Railways (SNCF, FFr6.85=U.S.$1)	29,343	5,687	175,163	68,571	6,496	373	194	32	15
National Railroad Passenger Corporation (AMTRAK)***	36,597	2,060	25,624	8,970	672	56	56	80	37

* Year ended March 31, 2001
** Data from Railtrack PLC
*** Year ended December 31, 1999

Notes: 1.Transportation revenues of JR-West include ferry revenues.
2.Transportation revenues have been translated into U.S. dollars using exchange rates in effect at the end of June 1999.
3.All figures on this page relating to JR-West are on a non-consolidated basis.
4.Average Traffic Density= $\frac{\text{Passenger-Kilometers}}{\text{Route Length} \times 365 \text{ days}}$

Source:Union Internationale des Chemins de Fer


TRANSPORTATION REVENUES
PER ROUTE LENGTH
(Thousand US$)
2,000
1,600
1,200
800
400
0
N.A.
JR-West
TOCs
DBAG
SNCF
AMTRAK
TRANSPORTATION REVENUES
PER EMPLOYEE
(Thousand US$)
200
150
100
50
0
N.A.
JR-West
TOCs
DBAG
SNCF
AMTRAK
TRANSPORTATION REVENUES
PER TRAIN-KILOMETER
(US$)
50
40
30
20
10
0
N.A.
JR-West
TOCs
DBAG
SNCF
AMTRAK
TRENDS IN TRANSPORTATION
IN JAPAN
(Billion Passenger-Kilometers)
1,500
1,200
900
600
300
0
Airlines
Ships
Railways
1970
1980
1985
1990
1995
1999

Source:*Statistics of Railways 2001*, Ministry of Land, Infrastructure and Transport

	Millions of Passenger-Kilometers											
	1970		1980		1985		1990		1995		1999	
Automobiles	284,229	48.4%	431,669	55.2%	489,260	57.0%	853,060	65.8%	917,419	66.1%	955,564	67.1%
Railways	288,815	49.2	314,542	40.2	330,101	38.4	385,364	29.7	400,084	28.8	385,099	27.0
Ships	4,814	0.8	6,132	0.8	5,752	0.7	6,275	0.5	5,527	0.4	4,479	0.3
Airlines	9,319	1.6	29,688	3.8	33,119	3.9	51,623	4.0	65,012	4.7	79,348	5.6
Total	587,177	100.0%	782,031	100.0%	858,232	100.0%	1,296,322	100.0%	1,388,042	100.0%	1,424,490	100.0%




Annual Report 2002

Railway Operations in Japan (Consolidated Basis)


OPERATING REVENUES
(Billion ¥)

	JR-West	JR-East	JR-Central
2002	1,190.6	2,543.3	1,366.9
2001	1,195.5	2,546.0	1,333.2
2000	1,191.0	2,502.9	1,221.6


NET INCOME
(Billion ¥)

	JR-West	JR-East	JR-Central
2002	45.5	47.5	42.0
2001	30.9	69.1	52.9
2000	25.0	66.9	37.6


TOTAL ASSETS
(Billion ¥)

	JR-West	JR-East	JR-Central
2002	2,416.7	7,022.2	5,698.9
2001	2,576.3	7,247.0	5,919.2
2000	2,561.0	7,308.3	6,061.6


TOTAL SHAREHOLDERS' EQUITY
(Billion ¥)

	JR-West	JR-East	JR-Central
2002	411.4	930.7	661.1
2001	413.6	923.5	626.6
2000	348.8	856.4	584.3


LONG-TERM DEBT AND LONG-TERM PAYABLES
(Billion ¥)

	JR-West	JR-East	JR-Central
2002	1,257.9	4,379.8	4,423.5
2001	1,385.6	4,699.7	4,710.2
2000	1,498.9	4,818.6	4,942.2


GROSS CASH FLOWS
(NET INCOME + DEPRECIATION AND AMORTIZATION)
(Billion ¥)

	JR-West	JR-East	JR-Central
2002	160.6	369.5	264.0
2001	151.0	398.8	273.7
2000	147.7	396.5	255.8

JR-East: East Japan Railway Company
JR-Central: Central Japan Railway Company
Note: Years ended March 31



NET INCOME PER SHARE (¥)

	JR-West	JR-East	JR-Central
2002	22,769	11,888	18,791
2001	15,481	17,293	23,643
2000	12,546	16,741	16,821

SHAREHOLDERS' EQUITY PER SHARE (¥)

	JR-West	JR-East	JR-Central
2002	205,740	232,687	295,145
2001	206,823	230,892	279,733
2000	174,424	214,100	260,873



RETURN ON TOTAL ASSETS (OPERATING INCOME BASE) (%)

	JR-West	JR-East	JR-Central
2002	4.7	4.4	6.4
2001	4.4	4.4	5.6
2000	4.2	4.7	5.4



RETURN ON TOTAL ASSETS (NET INCOME BASE) (%)

	JR-West	JR-East	JR-Central
2002	1.8	0.7	0.7
2001	1.2	1.0	0.9
2000	1.0	0.9	0.6

RETURN ON EQUITY (%)

	JR-West	JR-East	JR-Central
2002	11.0	5.1	6.5
2001	8.1	7.8	8.7
2000	7.6	8.3	7.1

Note: Years ended March 31






Annual Report 2002

TOP

Comparison with Other Major Domestic Railway Companies (Non-Consolidated Basis)


ROUTE LENGTH
(Kilometers)
6,000
5,000
4,000
3,000
2,000
1,000
0

	JR-West	Kintetsu	Hankyu	Tobu	Tokyu
2002	5,078	594	146	463	102


PASSENGER-KILOMETERS
(Millions)
60,000
50,000
40,000
30,000
20,000
10,000
0
FY'00 '01 '02
'00 '01 '02
'00 '01 '02
'00 '01 '02
'00 '01 '02

	JR-West	Kintetsu	Hankyu	Tobu	Tokyu
2002	52,647	12,875	9,104	12,957	9,193
2001	52,551	13,177	9,198	13,030	8,867
2000	52,588	13,452	9,352	13,065	8,653


OPERATING REVENUES
(Billion ¥)
1,000
800
600
400
200
0
FY'00 '01 '02
'00 '01 '02
'00 '01 '02
'00 '01 '02
'00 '01 '02

	JR-West	Kintetsu	Hankyu	Tobu	Tokyu
2002	869.8	228.2	235.6	239.9	301.9
2001	881.4	230.8	248.1	237.4	292.4
2000	885.1	240.9	235.2	234.5	282.6


NET INCOME (LOSS)
(Billion ¥)
40
20
0
-20
-40
FY '00 '01 '02
'00 '01 '02
'00 '01 '02
'00 '01 '02
'00 '01 '02

	JR-West	Kintetsu	Hankyu	Tobu	Tokyu
2002	32.5	-20.9	5.0	-34.7	7.6
2001	25.9	-0.7	6.0	5.1	6.9
2000	25.5	9.5	6.2	6.0	6.3

Note: Years ended March 31




Annual Report 2002

TOP

Analysis of JR-West Operations

●PASSENGER FARE REVENUES FOR JR-WEST (NON-CONSOLIDATED BASIS)


Sanyo Shinkansen
Conventional Lines
Kyoto–Osaka–Kobe Metropolitan Area
500
400
300
200
100
0
FY 1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

	Billions of Yen											
Years Ended March 31	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	**2002**
Sanyo Shinkansen	353.3	359.7	357.6	362.3	307.8	332.2	350.3	346.0	326.7	313.0	313.0	**314.3**
Conventional Lines	447.7	458.6	461.9	461.8	458.9	491.0	488.1	483.2	468.2	460.4	459.5	**455.3**
Kyoto–Osaka–Kobe Metropolitan Area	262.7	271.8	278.7	280.1	285.3	314.8	314.4	315.3	309.8	306.9	309.3	**308.9**
Luggage	0.3	0.3	0.2	0.2	0.1	0.1	0.1	0.2	0.1	0.1	0.1	**0.1**
Total	801.4	818.6	819.9	824.4	767.0	823.5	838.7	829.5	795.1	773.6	772.7	**769.9**

●KEY RATIOS FOR JR-WEST PERFORMANCE

	Consolidated					Non-Consolidated				
Years Ended March 31	1998	1999	2000	2001	**2002**	1998	1999	2000	2001	**2002**
Return on Total Assets (operating income base) (%)	4.45	4.53	4.20	4.36	**4.71**	5.27	4.99	4.43	4.33	**4.53**
Return on Equity (%)	6.08	-2.80	7.59	8.12	**11.04**	7.26	-1.76	7.77	6.93	**8.22**
Return on Operating Revenues (%)	1.62	-0.75	2.11	2.59	**3.82**	2.47	-0.62	2.89	2.95	**3.74**
Asset Turnover (times)	0.46	0.46	0.46	0.47	**0.48**	0.41	0.40	0.40	0.39	**0.40**
Equity Turnover (times)	3.70	3.85	3.41	2.89	**2.89**	2.89	2.91	2.55	2.19	**2.24**
Equity Ratio (%)	12.61	12.14	13.62	16.06	**17.03**	14.40	13.92	15.53	17.95	**18.20**
Interest Coverage (times)	1.63	1.66	1.60	1.79	**2.17**	1.67	1.68	1.57	1.65	**1.96**
Liquidity (months)	1.10	1.29	1.21	1.41	**0.95**	0.76	0.91	0.86	1.08	**0.69**
Current Ratio (%)	48.50	47.42	49.41	52.98	**42.52**	28.46	30.11	32.63	36.67	**26.06**
Tangible Fixed Assets Turnover (times)	0.55	0.55	0.55	0.56	**0.57**	0.49	0.48	0.47	0.48	**0.48**

●STOCK PRICE AND TRADING VOLUME


Nikkei Average (¥)
TOPIX (Point)
(¥)
750,000
650,000
550,000
450,000
350,000
250,000
22,000
2,000
19,000
1,600
16,000
1,200
13,000
800
10,000
400
7,000
0
Nikkei Average (right scale)
TOPIX (right scale)
Oct. 96
Dec. 96
Mar. 97
June 97
Sept. 97
Dec. 97
Mar. 98
June 98
Sept. 98
Dec. 98
Mar. 99
June 99
Sept. 99
Dec. 99
Mar. 00
June 00
Sept. 00
Dec. 00
Mar. 01
June 01
Sept. 01
Dec. 01
Mar. 02

		Oct. 96	Mar. 97	Sept. 97	Mar. 98	Sept. 98	Mar. 99	Sept. 99	Mar. 00	Sept. 00	Mar. 01	Sept. 01	Mar. 02
JR-West	High (¥)	380,000	410,000	428,000	460,000	567,000	550,000	490,000	382,000	503,000	550,000	701,000	540,000
	Low (¥)	358,000	394,000	388,000	430,000	492,000	488,000	420,000	320,000	411,000	482,000	618,000	463,000
	Trading Volume Shares	273,245	108,720	34,804	45,018	49,996	44,457	34,342	29,574	37,591	51,726	111,832	84,961
Nikkei Average (¥)		21,118	18,244	18,248	16,840	14,140	15,418	17,530	19,810	16,168	12,708	9,997	11,449
TOPIX (Point)		1,586.07	1,373.32	1,412.48	1,264.62	1,085.40	1,203.65	1,495.55	1,661.73	1,483.96	1,240.74	1,035.73	1,083.89

Note: Based on prices on the First Section of the Tokyo Stock Exchange

Number of Shareholders: 147,706

Major Shareholders

As of March 31, 2002	Number of Shares Held	Equity Ownership (%)
JNR Settlement Headquarters, Japan Railway Construction Public Corporation	634,344	31.72
Japan Trustee Services Bank, Ltd. (Trust Unit)	67,402	3.37
Sumitomo Mitsui Banking Corporation	64,000	3.20
The Mitsubishi Trust and Banking Corporation (Trust Unit)	50,049	2.50
JR-West Employee Stock-Sharing Plan	47,387	2.37
UFJ Bank Limited	42,000	2.10
The Industrial Bank of Japan, Limited	32,000	1.60
The Dai-Ichi Kangyo Bank, Ltd.	32,000	1.60
The Fuji Bank, Ltd.	32,000	1.60
The Sumitomo Trust & Banking Co., Ltd.	32,000	1.60

Note:1.UFJ Bank Limited was formed through the merger of The Sanwa Bank, Ltd., and The Tokai Bank, Ltd., on January 15, 2002.

2.The Industrial Bank of Japan, Limited, The Dai-Ichi Kangyo Bank, Ltd., and The Fuji Bank, Ltd., merged and split into two banks: Mizuho Bank, Ltd., and Mizuho Corporate Bank, Ltd., on April 1, 2002.




Annual Report 2002

Consolidated Subsidiaries

As of March 31, 2002

Segment	*Name*	*Paid-in Capital (Million ¥)*	*Business*	*Equity Ownership (%)*
Transportation	Chugoku JR Bus Company	2,840	Bus Services	100.0
	West Japan JR Bus Company	2,110	Bus Services	100.0
	Sagano Scenic Railway	200	Railway Services	100.0
Sales of Goods and Food Services	West Japan Railway Isetan Limited	6,000	Department Store	66.7
	West Japan Railway Daily Service Net Company	2,300	Retail Sales	91.5
	West Japan Railway Food Service Net Company	899	Food Services	100.0
	Japan Railway Service Net Hiroshima Company	300	Retail Sales	100.0
	Japan Railway Service Net Okayama Company	230	Retail Sales	100.0
	Japan Railway West Trading Company	200	Wholesale	100.0
	Japan Railway Service Net Kanazawa Company	200	Retail Sales	100.0
	Japan Railway Service Net Yonago Company	200	Retail Sales	100.0
	Japan Railway Service Net Fukuoka Company	200	Retail Sales	100.0
	West Japan Railway Fashion Goods Co., Ltd.	100	Retail Sales	100.0
Real Estate Business	JR-West Japan Land Development Company	13,380	Real Estate Brokerage	100.0
	Kyoto Station Building Development Co., Ltd.	6,000	Real Estate Leasing	61.4
	Osaka Terminal Building Company	2,000	Real Estate Leasing	57.4
	Tennoji Terminal Building Co., Ltd.	1,800	Real Estate Leasing	61.7
	Kyoto Station Center Co., Ltd.	1,000	Real Estate Leasing	59.0
	JR-West Japan Development Company	620	Real Estate Leasing	96.6
	Toyama Terminal Building Company	550	Real Estate Leasing	53.6
	West JR Create Company	490	Real Estate Leasing	100.0
	Ashiya Station Building Co., Ltd.	400	Real Estate Leasing	80.0
	Kanazawa Terminal Development Co., Ltd.	300	Real Estate Leasing	80.0
	Okayama Station Center Co., Ltd.	300	Real Estate Leasing	51.0
	Akashi Station Center Co., Ltd.	146	Real Estate Leasing	78.1
	Sanyo Station Development Co., Ltd.	120	Real Estate Leasing	100.0
	San-in Station Development Co., Ltd.	100	Real Estate Leasing	93.0
	Kure Station Development Co., Ltd.	100	Real Estate Leasing	90.0
	Tennoji Station Building Co., Ltd.	100	Real Estate Leasing	51.0
	Hiroshima Station Building Co., Ltd.	100	Real Estate Leasing	44.5
	Kobe Station Development Co., Ltd.	98	Real Estate Leasing	100.0
	Chugoku Station Development Co., Ltd.	75	Real Estate Leasing	100.0

Segment	Name	Paid-in Capital (Million ¥)	Business	Equity Ownership (%)
Real Estate Business (continued)	Wakayama Station Building Co., Ltd.	75	Real Estate Leasing	76.5
	Shin-Osaka Station Store Company	60	Real Estate Leasing	100.0
	Osaka Station Development Co., Ltd.	50	Real Estate Leasing	100.0
	Kyoto Eki-Kanko Department Store Company	40	Real Estate Leasing	96.3
	JR-West Fukuoka Development Co., Ltd.	30	Real Estate Leasing	100.0
Other	West Japan Railway Hotel Development Limited	18,000	Hotels	100.0
	Tambe Kogen Kaihatsu Co., Ltd.	4,950	Golf Course Management	99.4
	Hotel Granvia Hiroshima Co., Ltd.	2,800	Hotel	93.1
	Hotel Granvia Osaka Co., Ltd.	2,200	Hotel	52.9
	Hotel Granvia Okayama Co., Ltd.	2,054	Hotel	93.9
	Wakayama Terminal Building Co., Ltd.	1,000	Hotel	61.0
	Sannomiya Terminal Building Co., Ltd.	500	Hotel	67.0
	West-Japan Railways Financial Services	360	Lease and Finance	100.0
	Kurashiki Station Development Co., Ltd.	320	Hotel	99.1
	JR West Japan LINEN Co., Ltd.	290	Linen, Supply Services	97.4
	JR West Japan Communications Company	200	Advertising Services	88.0
	WEST JAPAN RAILWAY TECHNOS CORPORATION	161	Maintenance for Railcar Facilities	62.7
	JR West Japan General Building Service Co., Ltd.	130	Building Management	95.0
	West Japan Electric System Co., Ltd.	81	Railway-Related Electric Facilities	51.5
	JR West Japan MARUNIX Co., Ltd.	80	Baggage Service	51.0
	JR-West Japan Consultants Company	50	Consulting	100.0
	West Japan Railway Maintec Co., LTD	50	Railcar-Related Cleaning	100.0
	West Japan Railway Information System Company	48	Information Services	100.0
	West Japan Railway Hiroshima MAINTEC Co., LTD	35	Railcar-Related Cleaning	100.0
	West Japan Railway Kanazawa MAINTEC Co., LTD	30	Railcar-Related Cleaning	100.0
	West Japan Railway FUKUOKA MAINTEC Co., LTD	30	Railcar-Related Cleaning	100.0
	Eki Rent-A-Car Kansai Company	30	Rent-a-Car Services	80.0
	West Japan Railway Okayama MAINTEC Co., LTD	25	Railcar-Related Cleaning	100.0
	West Japan Railway Fukuchiyama MAINTEC Co., LTD	20	Railcar-Related Cleaning	100.0
	West Japan Railway Yonago MAINTEC Co., LTD	20	Railcar-Related Cleaning	100.0
	Eki Rent-A-Car Chugoku Company	20	Rent-a-Car Services	75.0
	West Japan Railway WelNet Co., Ltd.	10	Welfare Facilities Management	100.0






Annual Report 2002

Click here to view the Board of Directors and Corporate Auditors as of April 1, 2003. >

Board of Directors and Corporate Auditors

As of June 26, 2002

● CHAIRMAN OF THE BOARD OF DIRECTORS

Masataka Ide*

● PRESIDENT

Shojiro Nan-ya*

● EXECUTIVE VICE PRESIDENT

Takeshi Kakiuchi*

● DIRECTORS

Masayuki Sakata
Kenzo Tokuoka
Yasutada Ikeda
Tooru Takagi
Yoshio Tateishi
Akio Nomura

● CORPORATE AUDITORS

Toshifumi Shiba
Koji Takito
Josei Ito
Kazuo Yoshida

* Representative Director




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Annual Report 2002

Click here to view the Executive Officers as of April 1, 2003. >

Executive Officers

As of June 26, 2002

SUPERIOR EXECUTIVE OFFICERS

Masayuki Sakata
Deputy Senior General Manager of Corporate Planning Headquarters;
Senior General Manager of Tokyo Headquarters; Director

Kenzo Tokuoka
Senior General Manager of Railway Operations Headquarters; Director

SENIOR EXECUTIVE OFFICERS

Yasutada Ikeda
Senior General Manager of Corporate Resource Development Headquarters; Director

Tooru Takagi
General Manager of Technical Research and Development Department,
Railway Operations Headquarters; Director

Shizuka Yabuki
Deputy Senior General Manager of Railway Operations Headquarters;
General Manager of Marketing Department, Railway Operations Headquarters

Kazuaki Maruo
General Manager of Personnel Department

EXECUTIVE OFFICERS

Shojiro Nan-ya
President

Takeshi Kakiuchi
Senior General Manager of Corporate Planning Headquarters;
Executive Vice President

Kiyoshi Kawachi
General Manager of Construction Department

Soichi Haji
General Manager of IT Development Office, Corporate Planning Headquarters

Noboru Koide
General Manager of Fukuoka Branch

Tsunemi Murakami
Deputy Senior General Manager of Railway Operations Headquarters;
General Manager of Transport Safety Department, Railway Operations Headquarters

Yoshiyuki Matsuoka
General Manager of New Business Creation Department,
Corporate Resource Development Headquarters

Ryuichiro Tsuchiya
General Manager of Osaka Branch

Akira Watanabe
General Manager of Kyoto Branch

Katsuaki Morinaga
General Manager of Wakayama Branch

Takashi Kondo
General Manager of Hiroshima Branch

Shin-ichi Arima
General Manager of General Affairs Department
Tsukasa Takahashi
General Manager of Okayama Branch
Rikio Morita
General Manager of Fukuchiyama Branch
Teruaki Akahoshi
General Manager of Kanazawa Branch
Yoshimasa Komoto
General Manager of Yonago Branch
Akiyoshi Yamamoto
General Manager of Kobe Branch
Hitoshi Nakamura
Deputy Senior General Manager of Tokyo Headquarters
Koichi Inoue
General Manager of Finance Department




Annual Report 2002

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Investor Information

As of March 31, 2002

● COMPANY NAME
West Japan Railway Company

● HEAD OFFICE
4-24, Shibata 2-chome,
Kita-ku, Osaka 530-8341, Japan

● PAID-IN CAPITAL
¥100 billion

● NUMBER OF EMPLOYEES
36,174

● STOCK LISTINGS
Tokyo, Osaka, Nagoya, and
Fukuoka stock exchanges

● TRANSFER AGENT
The Sumitomo Trust & Banking
Co., Ltd.

● CERTIFIED PUBLIC ACCOUNTANTS
Shin Nihon & Co.

● MAIN FEATURES OF BUSINESS

■ Railway

Route length and track gauge
50 lines; 5,078.4 km
Shinkansen (1 line):
644.0 km; 1,435 mm
Conventional lines (49 lines):
4,434.4 km; 1,067 mm

Double- and multi-tracked section length
2,201.9 km
(43.5% of total route length)

Electrified-section length
3,263.5 km
(64.3% of total route length)

Trains per day
8,130
Shinkansen: 281
Conventional lines: 7,849

Train-kilometers per day
539,000km

Number of stations
1,234

Number of rolling stock
6,745 units
Electric railcars: 5,427
Shinkansen: 838
Conventional lines: 4,589
Diesel railcars: 620
Passenger cars: 312
Freight cars: 258
Electric locomotives: 50
Diesel locomotives: 73
Steam locomotives: 5

■ Ferry Service
Route length

1.8 km

Number of ferryboats

3

Other Businesses

Bus Services

Other Transportation Services

Wholesale, Retail Sales, and Department Stores

Real Estate Businesses:

- Real Estate Brokerage
- Real Estate Leasing

Leisure and Service Businesses:

- Food Services
- Hotels
- Advertising Services
- Resorts and Recreation

Other Businesses:

- Lease and Finance
- Construction
- Consulting
- Railway-Related Electric Facilities
- Maintenance for Railcar Facilities
- Others

Annex B – A.42

West Japan Railway Company



Annual Report

For the year ended March 31, 2003

West Japan Railway Company

West Japan Railway Company (JR-West) is one of the companies that was formed upon the privatization and split-up of Japanese National Railways (JNR) in 1987. JR-West provides passenger railway transportation services on a network of lines that extends through 18 prefectures and has a total route length of approximately 5,000 kilometers. This network covers around one-fifth of Japan's land area.

Railway systems in Japan evolved as a natural consequence of the large populations that accumulated and formed cities in the plains of the country. Joined like links in a chain, the opportune geographical distribution of these cities has created a solid demand base that represents one-fourth of domestic passenger volume.

To leverage demand and operating efficiency, Japanese railway companies operate under a structure of end-to-end ownership of all railway-related assets. This places JR-West in a position of being able to continually adjust service levels to match demand and manage its assets accordingly.


Sapporo
Sendai
Japan
Tokyo
Kyoto
Osaka
Nagoya
Hiroshima
Hakata

JR-West aims to make the most of the assets that are part of its network of stations and railways to develop its distribution, real estate, and hotel businesses, thereby maximizing the income and profit of JR-West Group companies.

CONTENTS

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements contained in this annual report with respect to the JR-West Group's plans, strategies, and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the JR-West Group that are based on management's assumptions and beliefs in light of the information available to it, and such statements involve risks and uncertainties that could cause actual results to differ substantially from expectations. Risks and uncertainties that could affect results include, but are not limited to:

* Economic downturn, deflation, and population decreases
* Changes in laws, regulations, and government policies in Japan
* Service improvements, price reductions, and other strategies undertaken by our competitors
* Operating revenue decreases and unexpected cost increases
* Reparations obligations or adverse publicity due to loss of assets or disaster-related losses
* Earthquakes and other natural disasters

Information in this annual report for which the date is not specified reflects information that is current as of November 10, 2003. JR-West disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

TRANSPORTATION OPERATIONS



The railway network of West Japan Railway Company (JR-West) serves the western half of Honshu and the northern tip of Kyushu, spanning 18 prefectures and encompassing a total of 5,078.3 kilometers. The population of the area is about 43 million—the equivalent of 34% of Japan's total population. JR-West's Transportation Operations are centered on passenger railway services, making optimal use of this extensive railway network. In fiscal 2003, ended March 31, 2003, operating revenues, inclusive of intergroup transactions, declined 2.4%, to ¥847.1 billion, and operating income rose 5.5%, to ¥93.2 billion.

SALES OF GOODS AND FOOD SERVICES



JR-West's Sales of Goods and Food Services business targets railway customers who frequently visit the shops on station premises and in neighboring areas. Operations include the "Heart•in" convenience stores, kiosks, and other shops, a network of restaurants and cafes, and the JR Kyoto Isetan department store. For fiscal 2003, operating revenues, inclusive of intergroup transactions, remained steady at ¥227.5 billion, and operating income declined 9.2%, to ¥4.3 billion.

REAL ESTATE BUSINESS



JR-West's Real Estate Business, which seeks to fully utilize real estate holdings within station buildings and neighboring areas, encompasses shopping center management, land rental, and the development of station buildings and the space below elevated tracks. In fiscal 2003, operating revenues, inclusive of intergroup transactions, decreased 0.9%, to ¥68.2 billion, and operating income increased 4.9%, to ¥16.1 billion.

OTHER BUSINESSES



JR-West's Other Businesses, which includes such hotels as the Hotel Granvia Kyoto, advertising agency services, and maintenance and engineering services, consists of operations aimed at ensuring the smooth operations of the core railway business while simultaneously raising efficiency. In fiscal 2003, operating revenues, inclusive of intergroup transactions, rose 2.9%, to ¥191.0 billion, and operating income declined 3.4%, to ¥9.4 billion.

CONSOLIDATED OPERATING REVENUES AND OPERATING INCOME FOR FISCAL 2003


14%
5%
17%
64%

Consolidated Operating Revenues


8%
13%
4%
75%

Consolidated Operating Income

- Transportation Operations
- Sales of Goods and Food Services
- Real Estate Business
- Other Businesses

Consolidated Financial Highlights

Years ended March 31

West Japan Railway Company	Millions of yen 2003	Millions of yen 2002	Millions of yen 2001	Millions of yen 2000	Millions of yen 1999	Millions of U.S. dollars 2003
Operations:						
Operating revenues	**¥1,165,571**	¥1,190,610	¥1,195,516	¥1,191,009	¥1,205,078	**$ 9,794**
Operating expenses	**1,042,935**	1,072,960	1,083,638	1,083,250	1,087,137	**8,764**
Operating income	**122,636**	117,649	111,877	107,758	117,941	**1,030**
Net income (loss)	**41,644**	45,537	30,961	25,091	(9,014)	**349**
Balance Sheets:						
Total assets	**¥2,432,713**	¥2,416,787	¥2,576,301	¥2,561,095	¥2,574,195	**$20,442**
Long-term debt and payables	**1,200,715**	1,257,960	1,385,661	1,498,973	1,554,495	**10,090**
Total shareholders' equity	**440,556**	411,480	413,645	348,847	312,617	**3,702**

	Yen	Yen	Yen	Yen	Yen	U.S. dollars
Per Share Data:						
Net income (loss)	**¥ 20,740**	¥ 22,769	¥ 15,481	¥ 12,546	¥ (4,507)	**$ 174**
Shareholders' equity	**220,285**	205,740	206,823	174,424	156,309	**1,851**
Ratios:						
Return on total assets (operating income basis)	**5.06%**	4.71%	4.36%	4.20%	4.53%	
Return on operating revenues	**3.57**	3.82	2.59	2.11	-0.75	
Return on total assets (net income basis)	**1.72**	1.82	1.21	0.98	-0.35	
Return on equity (ROE)	**9.78**	11.04	8.12	7.59	-2.80	

Notes: 1. Yen figures have been converted into U.S. dollars at the rate of ¥119=U.S.$1.00, the approximate exchange rate at March 31, 2003.
2. Long-term debt and payables includes the current portion of long-term debt and long-term payables.


Operating Revenues
(Million ¥)
1,205,078
1,165,571
FY '99 '00 '01 '02 '03


Net Income (Loss) and
Net Income (Loss) per Share
(Million ¥, ¥)
20,740
41,644
22,769
15,481
12,546
0
-4,507
-9,014
FY '99 '00 '01 '02 '03


Net Income (Loss) per Share (¥)


Total Shareholders' Equity
(Million ¥)
440,556
312,617
FY '99 '00 '01 '02 '03


Return on Total Assets
(Net Income Basis)
(%)
1.82
1.72
0.98
1.21
0
-0.35
FY '99 '00 '01 '02 '03

Non-Consolidated Financial Highlights

Years ended March 31

West Japan Railway Company	Millions of yen 2003	Millions of yen 2002	Millions of yen 2001	Millions of yen 2000	Millions of yen 1999	Millions of U.S. dollars 2003
Operations:						
Operating revenues	**¥ 849,090**	¥ 869,887	¥ 881,486	¥ 885,144	¥ 909,484	**$ 7,135**
Operating expenses	**745,796**	770,354	784,428	786,089	796,781	**6,267**
Operating income	**103,293**	99,533	97,058	99,054	112,702	**868**
Net income (loss)	**33,490**	32,546	25,985	25,578	(5,640)	**281**
Balance Sheets:						
Total assets	**¥2,116,874**	¥2,135,756	¥2,247,888	¥2,232,690	¥2,242,032	**$17,788**
Long-term debt and payables	**1,116,196**	1,165,477	1,267,922	1,378,863	1,422,167	**9,379**
Total shareholders' equity	**410,745**	388,662	403,398	346,691	312,086	**3,451**

	Yen	Yen	Yen	Yen	Yen	U.S. dollars
Per Share Data:						
Net income (loss)	**¥ 16,696**	¥ 16,273	¥ 12,993	¥ 12,789	¥ (2,820)	**$ 140**
Cash dividends	**5,000**	5,000	5,000	5,000	5,000	**42**
Shareholders' equity	**205,323**	194,331	201,699	173,346	156,043	**1,725**
Ratios:						
Return on total assets (operating income basis)	**4.86%**	4.54%	4.33%	4.43%	4.99%	
Return on operating revenues	**3.94**	3.74	2.95	2.89	-0.62	
Return on total assets (net income basis)	**1.58**	1.48	1.16	1.14	-0.25	
Return on equity (ROE)	**8.38**	8.22	6.93	7.77	-1.76	
Operating Results:						
Number of passengers carried:						
Railway (millions)	**1,772**	1,811	1,812	1,823	1,843	
Passenger-kilometers:						
Railway (millions)	**51,674**	52,647	52,551	52,588	53,526	

Notes: 1. Yen figures have been converted into U.S. dollars at the rate of ¥119=U.S.$1.00, the approximate exchange rate at March 31, 2003.
2. Long-term debt and payables includes the current portion of long-term debt and long-term payables.


Operating Revenues
(Million ¥)
909,484
849,090
FY '99 '00 '01 '02 '03


Net Income (Loss) and
Net Income (Loss) per Share
(Million ¥, ¥)
16,696
33,490
16,273
12,993
12,789
0
-2,820
-5,640
FY '99 '00 '01 '02 '03


Net Income (Loss) per Share (¥)


Total Shareholders' Equity
(Million ¥)
410,745
312,086
FY '99 '00 '01 '02 '03


Return on Total Assets
(Net Income Basis)
(%)
1.48
1.58
1.14
1.16
0
-0.25
FY '99 '00 '01 '02 '03



Shojiro Nan-ya, Chairman



Takeshi Kakiuchi, President

OVERVIEW OF FISCAL 2003 RESULTS

In fiscal 2003, ended March 31, 2003, the Japanese economy suffered from prolonged stagnation. Consumer spending and private capital investment remained weak as bleak employment conditions and deflation persisted. This was partially caused by the heightened uncertainty about the future spurred by such factors as the increasingly tense international situation.

Against this backdrop, the West Japan Railway Company (JR-West) Group worked toward the achievement of its medium-term management targets, which were established in November 2001, by pursuing policies to secure stable profits and increase profitability, mainly in its core railway business, as well as improve its financial position.

In its railway business, JR-West worked to enhance the convenience, comfort, and competitiveness of the Sanyo Shinkansen service by adding new 700-Series rolling stock and making improvements to *Kodama* train services by increasing the number of daily departures, reducing journey times, and switching to four-to-a-row seating. JR-West also took initiatives to improve transportation services on the Kyoto-Osaka-Kobe metropolitan network (Urban Network) as well as on its intercity services by adding new rolling stock and increasing the number of daily departures.

Regarding the Sales of Goods and Food Services business and the Real Estate Business, JR-West proactively promoted renovation and the introduction of new business models at such establishments as JR Kyoto Isetan, which has boasted excellent performance since its inception. In addition, in fiscal 2003, JR-West launched the NexStation Plan, a five-year plan to revitalize stations, as part of concerted ongoing efforts to create attractive stations and efficiently reallocate commercial space. Our initiatives to create new businesses by ascertaining customers' needs and developing our own unique business models led to the commercialization of a station-based child care service business.

In December 2002, Nippon Travel Agency Co., Ltd. (NTA), issued new shares worth ¥6 billion to JR-West in order to obtain additional funds for capital investment in IT fields as part of NTA's action plan to sharpen its competitive edge in the travel industry. As a result, NTA became one of JR-West's consolidated subsidiaries.

Regarding operating expenses, JR-West increased management efficiency by reducing personnel expenses through an early retirement program and improving the management of regional lines. To bolster asset efficiency, JR-West introduced a cash management service (CMS) in October 2002 and further reduced its long-term debt and payables—one of its key management tasks—by streamlining cash on hand and effectively using funds.

As a result, in fiscal 2003, consolidated operating revenues declined 2.1% from the previous fiscal year, to ¥1,165.5 billion, operating income climbed 4.2%, to ¥122.6 billion, recurring income rose 12.4%, to ¥78.7 billion, and net income declined 8.5%, to ¥41.6 billion.

SECURING INCOME

April 2003 marked the start of a fresh regime with the appointment of a new president and chairman. Under the new leadership, we will keep our primary objective to meet shareholders' expectations by maximizing corporate value through the efficient use of assets throughout the Group.

The fiscal year ending March 31, 2004, can be seen as the midway point of our five-year medium-term management targets, and, although we are making steady progress toward achieving our goals, transportation revenues—the largest portion of our operating revenues—have continued to decline. As the fiscal 2003 performance demonstrated, it may be possible to realize growth in profits for the time being through cost reductions that exceed reduced revenues. However, securing income is critical to ensuring future profit growth and to enhancing corporate value. Accordingly, JR-West aims to curb the downward trend in earnings as its first priority.

To accomplish this, JR-West will reinforce its competitive advantage, which has been built up over the years since its establishment, while forging ahead with projects that will contribute to future growth and proactively creating new businesses. In line with this perspective, management will focus on the following objectives during the fiscal year ending March 31, 2004.

First, JR-West will work to augment the safety and stability of its transportation services, essential elements of railway operation. JR-West is working with both "hard" and "soft" tools to establish a railway that boasts robust risk/crisis management. To prevent major accidents, JR-West is taking such initiatives as improving employee capabilities and upgrading train radiophones.

Next, we will enhance our railway network to further strengthen competitiveness and increase the number of passengers. In fiscal 2004, JR-West will implement a number of significant changes in operations, including drastic improvements to the timetables of the Sanyo Shinkansen in October and of the Urban Network in December as well as the introduction of the ICOCA IC card system in November. JR-West will do everything in its power to fully leverage the positive effects of these policies to expand use of its transportation services.

JR-West will also create new businesses and move forward with projects aimed at contributing to future growth. Domestically, we will work to expand demand for travel from Tokyo to western Japan through the Discover West campaign. Overseas, JR-West will utilize its newly established office in Shanghai to generate tourism demand for western Japan in China, which is experiencing remarkable economic growth. In addition, we will try to utilize the ICOCA IC card system to further improve levels of service and create new businesses.

The amendment to the Law concerning Passenger Railway Companies and the Japan Freight Railway Company (the JR Law) went into effect in December 2001, legally completing the privatization process. We must now commence preparations for the sale of all government holdings of JR-West shares, so that we will be able to take steps to realize a complete privatization both in name and reality. Furthermore, as a private-sector company, JR-West will make utmost efforts to improve asset efficiency and to maximize corporate value to meet the expectations of its investors.

Shojiro Nan-ya, Chairman

Takeshi Kakiuchi, President





Q Could you discuss the progress that JR-West made in fiscal 2003 toward achieving its medium-term management targets?

Steady Overall Progress amid Declining Revenues

In 2001, JR-West achieved complete legal and regulatory privatization with the enactment of the amended JR Law. As a true private-sector enterprise, JR-West established medium-term management targets—numerical targets to be achieved by fiscal 2006—designed to realize the goals of securing stable profits and enhancing profitability into the future amid a tough operating environment, while maximizing corporate value throughout the JR-West Group.

Transportation revenues, the largest portion of our consolidated operating revenues, continued to decline, primarily owing to increasingly fierce competition from airlines and highway buses as well as the sluggish economy. However, we boosted profits by reinforcing cost management to realize cost reductions that outstripped revenue declines. As a result, we are currently making good progress toward achieving our medium-term management targets.

The following discusses the specific progress made toward each target.

Consolidated Operating Income ROA

Consolidated operating income ROA, as computed by dividing consolidated operating income by total assets, is an index that measures asset efficiency, telling us how much operating income was earned by using the total assets. This ratio is extremely important for companies striving to improve their asset efficiency. In fiscal 2003, consolidated operating income ROA was 5.1%, a 0.4 percentage point rise from the previous year, encouraged by increased operating income. We aim to achieve a consolidated operating income ROA of 5.4% by fiscal 2006 by streamlining assets and raising operating income.


ROA
(%)
6.0
5.0
4.0
3.0
2.0
1.0
0
4.4
4.7
5.1
5.4
FY '01 '02 '03 '04 '05 '06*


ROE
(%)
12.0
10.0
8.0
6.0
4.0
2.0
0
8.1
11.0
9.8
9.6
FY '01 '02 '03 '04 '05 '06*


Operating Income
(Billion ¥)
140
120
100
80
60
40
20
0
111.8
117.6
122.6
130.0
FY '01 '02 '03 '04 '05 '06*


Net Income
(Billion ¥)
60
50
40
30
20
10
0
30.9
45.5
41.6
50.0
FY '01 '02 '03 '04 '05 '06*

* Medium-term management target

Note: Please see the cautionary statement on the inside front cover of this annual report, which contains important warnings about the forward-looking statements in this section.

Consolidated Net Income ROE

Consolidated net income ROE, as computed by dividing consolidated net income by shareholders' equity, is an index that determines how much net income was generated from shareholders' equity. With our complete privatization from a legal and regulatory perspective as the turning point, we have been pushing forward as a private-sector company with a focus on improving our shareholder value. In fiscal 2002, consolidated net income ROE surpassed the significant 10% mark, reaching 11.0% due to the profit from the sale of Japan Telecom Co., Ltd., stock. However, in fiscal 2003, no major extraordinary gain or loss was recorded, and consolidated net income ROE was 9.8%. We aim to achieve the consolidated net income ROE target level of 9.6% by fiscal 2006 by attaining profit levels that correspond with increases in shareholders' equity.

Consolidated Operating Income

Consolidated operating income is earned through the Company's ordinary operations. This index indicates the Company's basic profitability. In fiscal 2003, despite a substantial decrease in transportation revenues, efforts to achieve cost reductions, mainly in personnel expenses, exceeded income declines, helping to increase consolidated operating income by ¥4.9 billion from the previous fiscal year, to ¥122.6 billion. We will continue to work to stem a decline in revenues, mainly transportation revenues, and ensure thorough cost management to further reduce expenses so that we can meet our consolidated operating income target of ¥130.0 billion by fiscal 2006.

Consolidated Net Income

Consolidated net income is an important indicator of the source of funds for allocation to shareholders. In fiscal 2002, we achieved ¥45.5 billion in consolidated net income mainly as a result of the sale of Japan Telecom stock; however, in fiscal 2003, no substantial extraordinary gain or loss was recorded and consolidated net income totaled ¥41.6 billion. To achieve our consolidated net income target of ¥50.0 billion by fiscal 2006, we will strive to secure operating profit and reduce interest payments by reducing long-term debt and payables.

The Balance of Long-Term Debt and Payables

The reduction of our long-term debt and payables is one of our top priorities and is closely related to improving asset efficiency. In 1987, upon the founding of JR-West, the amount of the long-term debt and payables was over ¥2.0 trillion on a non-consolidated basis—consisting of the debt from the former Japanese National Railways taken on by JR-West and assumed Sanyo Shinkansen property purchase liabilities (Shinkansen debt, computed based on Shinkansen usage fees that had been charged before the acquisition of Shinkansen property in fiscal 1992). In the space of 16 years, the long-term debt and payables has been reduced by approximately ¥1.04 trillion. Of note is the ¥127.7 billion reduction on a consolidated basis in fiscal 2002 (¥102.4 billion on a non-consolidated basis), which was achieved through the sale of Japan Telecom stock.

In fiscal 2003, we introduced a CMS that enables unified management of the Group's funds. This improved asset efficiency contributed to a ¥57.2 billion reduction in long-term debt and payables on a consolidated basis (¥49.2 billion on a non-consolidated basis).

We will make ongoing efforts to boost profit levels, while disposing of inefficient assets and leveraging the CMS to reduce our balance of long-term debt and payables to ¥1.1 trillion on a consolidated basis, and to ¥1.0 trillion on a non-consolidated basis by fiscal 2006, and reinforce our financial structure.

The Number of Employees

We regard workforce reductions as an important indicator in the building of a more efficient operational structure. By the beginning of fiscal 2003, we had lowered the number of our employees to 36,497, a decline of 2,772 from the beginning of fiscal 2002, showing steady progress toward achieving our target of 32,000 employees by the beginning of fiscal 2006.


Balance of Long-Term Debt and Payables
(Billion ¥)
2,500
2,000
1,500
1,000
500
0
2,155.8
1,140.0
1,596.6
1,594.6
1,385.6
1,267.9
1,257.9
1,165.4
1,200.7
1,116.1
1,100.0
1,000.0
FY '87* '88 '89 '90** '91 '92*** '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06****
Consolidated
Non-Consolidated
Latent liabilities attributable to Shinkansen fees

* As of April 1987
** Fiscal 1990: Revised figure for amount attributable to Shinkansen fees
*** October 1991: Sanyo Shinkansen property purchased
**** Medium-term management target


Number of Employees*
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
41,000
39,269
36,497
32,000
FY '01 '02 '03 '04 '05 '06**

* As of the beginning of each fiscal year
** Medium-term management target



What steps will JR-West take to stave off declining transportation revenues?

Putting a Halt to the Downward Trend in Transportation Revenues

Transportation revenues comprise the largest portion of our operating revenues. In addition, income from our non-transportation operations, which are primarily located in and around station buildings, are also impacted to a certain degree by the number of railway passengers. Therefore, securing transportation revenues is a critical management issue for JR-West, but, unfortunately, transportation revenues have continued to decline since fiscal 1998. During such period, we have succeeded in steadily increasing profits through cost reductions that more than compensate for lower income; however, we are determined to attain higher transportation revenues in the future.

In fiscal 2004, JR-West aims to put a brake on declining revenues by making extensive timetable revisions to both the Sanyo Shinkansen and Urban Network services—the pillars of its transportation revenues—as part of efforts to upgrade its railroad network to bolster competitiveness and expand the use of its transportation services.

Sanyo Shinkansen Services

JR-West has finished adding rolling stock to its Sanyo Shinkansen Line—12 units of 700-Series trains (192 cars) had gradually been added since fiscal 2002. With the opening of the Tokaido Shinkansen's new Shinagawa station in October 2003, we revised our Shinkansen timetables and fares, mainly to ensure that the Shinkansen continues to operate as a more convenient, high-speed transportation system.

We will discuss each measure on page 14. However, to give one example, we have improved the service for customers traveling to Tokyo from Okayama or Hiroshima by doubling the number of *Nozomi* trains, the fastest currently in use, to increase the number of hourly *Nozomi* departures to two or three. The additional fee required to ride *Nozomi* trains was substantially reduced and, moreover, passengers can purchase heavily discounted tickets, provided that certain conditions are met. In addition, the opening of the new Shinagawa station will markedly reduce the time it takes to get to southwest Tokyo.

In addition, some *Nozomi* trains now stop at Shin-Yamaguchi, Fukuyama, etc., enabling customers who currently take *Hikari* trains to Tokyo from these stations to greatly reduce their traveling time by using these *Nozomi* trains. The overall customer convenience of Sanyo Shinkansen services has been remarkably improved.

As for direct service to Tokyo from Okayama and Hiroshima via the Tokaido Shinkansen, it seems that the substantial increase in the number of flights servicing these routes since July 2002 has brought about a reduction in Shinkansen ridership for that section. We aim to win back a large number of Sanyo Shinkansen customers by leveraging the aforementioned initiatives to bolster the service's competitive strengths.

In addition to expanding the number of stations at which *Nozomi* trains stop and vastly increasing the number of *Nozomi* departures as well as reducing the additional *Nozomi* train fees and making other efforts to establish strategically priced fares, we will introduce sales promotions, including various tourism campaigns to fully leverage the benefits of timetable revisions, as part of efforts to achieve an increase in revenues.


October 2003 Sanyo Shinkansen Timetable Revisions
● Ensuring High-Speed Transportation Services
Greater Opportunities to Use Nozomi Trains Due to Increased Departures
Okayama - Tokyo
Hiroshima - Tokyo
Until September 30
31
29
+39
+32
As of October 1
70
61
New Nozomi Stops Reduce Travel Time*
Fukuyama - Tokyo
Shin-Yamaguchi** - Tokyo
Until September 30
4 hours, 12 minutes
5 hours, 15 minutes
-31 minutes
-47 minutes
As of October 1
3 hours, 41 minutes
4 hours, 28 minutes
*Reductions in travel times reflect comparisons with average travel times via Hikari trains prior to September 30, 2003.
**Ogori Station was renamed Shin-Yamaguchi Station on October 1, 2003.
● Strategic Pricing
Reduced Nozomi Fares*
Okayama - Tokyo
Hiroshima - Tokyo
Until September 30 (All reserved seating)
¥17,690
¥19,680
-¥830
-¥1,130
As of October 1 (Reserved seating)
¥16,860
¥18,550
-¥1,840
-¥2,140
As of October 1 (Non-reserved seating)
¥15,850
¥17,540
*Fare + Nozomi limited express charge (regular season)
Sanyo Shinkansen
Tokaido Shinkansen (JR-Central)
Shin-Yamaguchi
Hiroshima
Okayama
Himeji*
Nagoya
Tokyo
Shinagawa*
Tokuyama*
Fukuyama*
Shin-Osaka
Hakata
*New Nozomi stops resulting from timetable revisions

Urban Network

In December 2003, JR-West will revise the JR Kobe Line and JR Takarazuka Line timetables.

With these revisions, we will shorten travel times and expand the number of stops for both Special Rapid trains, which are especially popular, and Rapid trains by adding a total of 136 new cars—80 223-Series cars mainly for the Special Rapid trains and 56 207-Series cars mainly for the local trains—to the Urban Network. We aim to expand ridership by improving customer convenience.

On the JR Kobe Line, Ashiya Station, a major station located between Osaka and Kobe, will be a regular stop for Special Rapid trains. This will reduce the time required to travel to the Osaka and Kobe regions from not only Ashiya Station itself but also from stations in the surrounding area where Special Rapid trains do not stop by enabling passengers to transfer from local to Special Rapid trains. In addition, we plan to add more Rapid train stops at Nishinomiya, a station that is also located between Osaka and Kobe, where ridership is increasing, extending the service from peak hours to throughout the day on weekdays, weekends, and holidays. We are also planning to open a new station between Nishinomiya and Ashiya stations in spring 2007. This region has seen ongoing population expansion, and the new station will greatly improve the accessibility of our transportation services there.

In line with recent sharp increases in ridership on the JR Takarazuka Line, we will add Rapid train stops at Nakayamadera Station, where we are competing with other railway companies and new bus routes have been established, to increase the speed of travel to the Osaka and Kitashinchi regions, and will double the number of Rapid trains headed for Osaka during the morning rush hour peak from four to eight as part of efforts to bolster ridership.

In fiscal 2005, we aim to further improve the Urban Network services by continuing to introduce new rolling stock, reduce journey times, and increase departures, mainly on the JR Kyoto Line.

Overall, the Urban Network's operating environment is becoming increasingly challenging due to the Osaka metropolitan district's high unemployment rate and declining working-age population. However, we believe that there is still room for major growth in areas that are experiencing population growth as well as lines and areas where our transportation services have a relatively small market share as compared with other private railways. We will continue to work to boost Urban Network service revenues by tapping into this substantial potential demand through the enhancement of transportation services.

Maximizing the Benefits of Timetable Revisions

JR-West aims to boost transportation revenues by fully leveraging the benefits of timetable revisions. To accomplish this objective, we will make detailed announcements to increase awareness of both our Shinkansen and Urban Network service policies, fine-tune timetables and product offerings, and enhance passenger convenience by improving bus access to train stations, expanding the park-and-ride program, and establishing bicycle parking lots.


December 2003 Urban Network Timetable Revisions
● Population Growth Continues in Areas along the JR Kobe Line and the JR Takarazuka Line
Nishinomiya, Ashiya, Takarazuka, Sanda (August 1999 = 100)
112
110
108
106
104
102
100
98
96
0
1999
2000
2001
2002
2003
109.4
103.9
103.2
102.6
Nishinomiya City
Ashiya City
Takarazuka City
Sanda City
The above figures are based on population projections for Hyogo Prefecture made by the Statistics Division of Hyogo Prefecture's Administrative Planning Department.
● Addition of 136 New Cars to Enhance the Network of Special Rapid and Rapid Trains
JR Takarazuka Line
•Double the number of Rapid train departures for Osaka during morning commuting hours
•Rapid train stops throughout the day at Nakayamadera
JR Kobe Line
•Faster Rapid train service
•Special Rapid train stops throughout the day at Ashiya
•Rapid train stops throughout the day at Nishinomiya
Sanda (Sanda City)
Nakayamadera (Takarazuka City)*
Takarazuka
→Kyoto
Ashiya (Ashiya City)*
Osaka
Shin-Osaka
Sannomiya
Nishinomiya (Nishinomiya City)*
Amagasaki
Kyobashi
Osaka Bay
Tennoji



What kinds of steps will non-transportation operations take to increase revenues?

Role of Non-Transportation Operations

JR-West's non-transportation operations are playing an increasingly important role in the pursuit of a transition to rising Group revenues.

Above all, JR-West recognizes that it must substantially improve its asset efficiency. To accomplish this objective, we will proactively promote the development of businesses that both fully leverage the potential of our greatest management resource—train stations—and enhance our stations' attractiveness.

JR-West brought together these measures, which were also addressed in the medium-term management targets, under a concrete plan of action—a five-year revitalization plan designed to improve station attractiveness. This plan was launched in fiscal 2003 under the "NexStation Plan."

NexStation Plan

The NexStation Plan targets a total of 130 stations, including stations where the number of passengers averages more than 10,000 per day as well as major local stations. This plan differs from others, such as the large-scale project to renovate the Kyoto Station building; it focuses more on rapidly completing small- and medium-scale redevelopment projects at a number of stations as well as introducing new businesses and services to meet customers' evolving needs, while accelerating the enhancement of existing businesses and services.

In order to create commercial space in and around stations, we are proactively promoting the relocation and consolidation of business facilities as well as the removal and utilization of idle facilities to ensure that all available commercial space is fully utilized. Further, we are going to develop relatively large-scale commercial space by elevating tracks in line with city planning and establishing artificial ground above track lines.

The NexStation Plan will be implemented over a span of five years and will require a Groupwide investment of approximately ¥30.0 billion. Under the plan, approximately 150,000 square meters of total floor space will be developed upon 100,000 square meters of station properties. It is planned that ¥34.0 billion in annual revenues on a consolidated basis will be generated from all redevelopment projects under the NexStation Plan. We aim to further enhance our stations' attractiveness and bolster asset efficiency throughout the Group with the implementation of the NexStation Plan.

Bolstering Stations' Competitiveness—The NexStation Plan

- **Targeted Areas**
  - Stations where the number of passengers averages more than 10,000 per day
  - Major local stations

  Total: Approximately 130 stations
- **Development Plan Period**

  Five years: From fiscal 2003 to fiscal 2007
- **Methods of Creating Business Space**

  Relocate and streamline business facilities, remove or utilize idle facilities, elevate tracks, improve stations, establish artificial ground above track lines
- **Five-Year-Plan Targets**

  Free up 100,000 square meters' worth of station properties; develop 150,000 square meters' worth of total floor space

  Investment: Total Group investment of ¥30.0 billion

  Projected additional revenues: ¥34.0 billion/year

  (Average total annual operating revenues expected to be generated from all newly developed business space)

Example of development facilitated by the relocation and consolidation of business facilities

Sannomiya Station premises



Before development





After development

West area under the elevated railway tracks at Hakata Station



Before development





After development

Note: Please see the cautionary statement on the inside front cover of this annual report, which contains important warnings about the forward-looking statements in this section.



Could you discuss, in concrete terms, the new measures that JR-West is taking to achieve future growth?

When Times Are Tough, Prepare for the Future

We believe that when the operating environment is fierce, it is especially important to aggressively promote projects that aim to secure future growth as well as the creation of new businesses. It may take a long time for these initiatives to contribute to our business performance; however, when times are tough, it is critical that the stage be set for growth in the next era.

We believe that measures designed to attain future growth should take into account social and economic change, casting the JR-West railway network's potential in a new light, and, at the same time, promote the revitalization of western Japan—its operating area.

Discover West Campaign

The first specific strategy that we are employing focuses on strengthening the development of operations in the Tokyo area. Not many people from the Tokyo area consider the Kansai and Chugoku regions as domestic travel destinations, and there is great potential here. To unleash this potential, we have seized the opportunity offered by the Sanyo Shinkansen timetable revisions and launched a campaign called "Discover West." Under this campaign, we will continue to work with travel agencies and municipalities in western Japan to develop products that showcase these areas, generating ongoing demand for travel from the Tokyo area to western Japan.


DISCOVER
WEST

Campaign poster

Generating Tourism Demand from China

Our second new strategy is to concentrate on generating new tourism demand from China, where future growth is anticipated. In fiscal 2003, the Japanese government launched a "Visit Japan" campaign to promote tourism from overseas, and bolstering tourism became a major theme within the Kansai economic community. JR-West is working to generate tourism demand in China for the Kansai and Chugoku regions. With this in mind, we established a project team in April 2003 and, after delays due to the outbreak of SARS, opened an office in Shanghai on September 3, 2003. We aim to offer the first wave of western Japan tours departing from Shanghai within the current fiscal year, after conducting fieldwork and marketing activities. To generate new tourism demand, JR-West is also considering forming concrete partnerships with municipalities, the Kansai Economic Federation, and other organizations, while working together with NTA, JR-West hotels, and other members of the JR-West Group to expand the Group's operating domains.

Leveraging the ICOCA IC Card System

Our third strategy is to leverage the ICOCA IC card system to further improve service levels and develop new business models. JR-West introduced the new ICOCA ticket-gate system in November 2003. ICOCA greatly enhances the convenience of railways, and the system's wide array of functions is facilitating the development of unprecedented services and even new business development possibilities. We are working to promote the widespread use of ICOCA and are considering expanding the system's capabilities. We will offer new services as soon as possible and aim to link them to future development.



The ICOCA ticket-gate system enhances convenience.



What is your thinking about railway safety? Please tell us about the initiatives being taken.

Safety Is an Essential Component of Railway Operations

JR-West has always regarded safety as essential for a healthy railway. Japan is renowned for the punctuality of its railways. Very high safety standards are expected at JR-West, and, naturally, various ongoing initiatives are in place to ensure that these standards are met or exceeded. For example, JR-West has installed such backup systems to prevent human error as the automatic train stop (ATS) and automatic train control (ATC) systems. Such measures are only possible because JR-West both owns and operates its assets. The number of train accidents is declining, thanks to the ongoing concerted efforts that we have made to enhance safety since our establishment.

Using Both "Hard" and "Soft" Tools to Ensure Safety

In July 2002, on the Urban Network's main artery—the JR Kyoto-Kobe Line (Kusatsu to Nishi-Akashi)—we introduced an operations control system for the centralized control of the information required to provide passenger information as well as the centralized control of trains and such operations as maintenance and repair. In addition, the Kobe Drivers' Training Center for drivers on conventional lines and the Shin-Shimonseki Shinkansen Drivers' Training Center provide training through the simulation of emergencies to enhance professional abilities and update risk/crisis management. These efforts are examples of the way we are working with both "hard" and "soft" tools to raise employee preparedness.

Regarding railway accidents, JR-West established its procedures for handling railway accidents involving injury or death to clarify concrete procedures for dealing with such accidents, launched a campaign to prevent individuals from engaging in dangerous acts on railway tracks, and built safety barriers along railway tracks.

JR-West is committed to keeping both customers and employees abreast of conditions at the time of an accident. Starting in fiscal 2004, station employees and train crews will use the Company LAN and the mail functions of mobile phones to relay information about railway operating conditions and accidents. In addition, new large plasma displays will be set up at major stations so that relevant information may be simultaneously relayed to a large number of customers.

Raising Each Employee's Awareness of Safety

The systemization of operations and the creation of manuals will never change the fact that people are the last line of defense in ensuring railway safety. To heighten employee awareness of safety, since April 2003, JR-West has designated the 15th of every month as "Safety Promotion Day." On that day, I personally go over to the sites of our railway operations to give a pep talk to employees working on the front line of accident prevention.

JR-West's accident prevention measures are ongoing. We will continue to make concerted efforts to reinforce safety and do everything in our ability to prevent accidents.



JR Kyoto-Kobe Line operations control system (Shin-Osaka traffic control center)



Safety guidelines leaflet for employees



What measures has JR-West introduced to alleviate damage to the environment? What kind of economic effects have resulted from JR-West's environmental conservation measures?

Environmentally Friendly Railways

We have focused on environmental conservation measures in our medium-term management targets, and we think that people's awareness regarding environmental conservation will continue to develop.

As for carbon dioxide emissions per traffic volume on a unit-basis, if we position trains at 100, automobiles would be 940, airplanes 600, and buses 540. Trains are an environmentally friendly means of transportation.

Environmental Management System Development and Technological Developments

In April 1998, JR-West established the Global Environment Committee as a framework to promote ongoing Groupwide efforts to address global environmental issues.

JR-West's environmental initiatives leverage technological innovations and are aimed at finding solutions for daily railway operations that make optimal use of the railway's unique features to promote further reduction of energy consumption. Such initiatives include the development and introduction of energy-saving trains, the effective use of the power generated when trains decelerate, and the use of energy generated from roof-mounted solar panels as a power source for equipment at its factories. In addition, we are working to minimize waste and maximize recycling by installing facilities for converting garbage from trains into refuse-derived fuel as well as reusing parts from retired train cars.

We are also objectively assessing our business activities' impact on the global environment and systemizing our environmental efforts. In August 1999, JR-West's Hakata Car Maintenance Center earned ISO 14001 certification—the international standard for environmental management systems. To date, four JR-West subsidiaries and seven JR-West Group companies, including the Hotel Granvia Osaka and Osaka Terminal Building, have earned ISO 14001 certification. In addition, we developed an independent environmental management system based on know-how gained from the process of obtaining ISO 14001 certification. This independent system has been introduced at a total of 210 facilities, including almost all major train stations and industrial facilities engaging in maintenance work.

In fiscal 2003, JR-West reinforced its framework for assessing environmental management progress at its work sites, produced a leaflet for employees that explains in simple terms the relationship between daily operations and environmental issues, and made other efforts aimed at enhancing environmental management and firmly establishing environmental management systems throughout the Group.

Environmental Accounting

In addition to promoting management that takes into consideration environmental protection, we are striving to accurately assess the effect that our corporate activities have on the environment. Environmental accounting systems play an important role in tracing the effectiveness of the Group's energy-saving and waste-recycling measures. We published an environmental report in December 2001 and are implementing environmental accounting measures. In fiscal 2003, the economic impact of environmental safety measures on a non-consolidated basis translated into cost reductions of ¥5.5 billion resulting from the use of energy-saving cars and savings of ¥0.27 billion through the reuse of waste materials (i.e., the amount of revenues from the sale of recycled materials with value, such as refuse-derived fuel).


Employee education brochure regarding environmental issues

Environmental Management System Development

● **Hakata Car Maintenance Center Earns ISO 14001 Certification** (August 1999)







Accumulating know-how for the creation of an environmental management system
Confirming the reduction of environmental impact

● **Environmental Management System Development at Work Sites**





Parent company and branch office staff conduct environmental investigations.


Environmental management billboard


Keeping work sites well organized


TRANSPORTATION OPERATIONS
Fiscal 2003 Performance
Although the Transportation Operations segment's operating revenues, inclusive of intergroup transactions, declined 2.4%, to ¥847.1 billion, operating income rose 5.5%, to ¥93.2 billion.
Consolidated Operating Revenues
64%
Consolidated Operating Income (Million ¥)
101,677
93,265
'99
'00
'01
'02
'03
500-Series Nozomi

Overview of Railway Operations

JR-West's railway operations cover the western part of Honshu and extend to the northern tip of Kyushu, and they provide service to the 43 million people, or 34% of Japan's total population, living in 18 prefectures over an area of 104,000 square kilometers. This network of 51 railway lines and 1,234 stations measures a total of 5,078.3 kilometers—18.5% of Japan's total kilometers of passenger railway lines. JR-West operates the Sanyo Shinkansen, offering high-speed transportation over a total of 644.0 kilometers; the Urban Network, which serves the Kyoto-Osaka-Kobe metropolitan area and covers 610.2 kilometers; and other conventional lines segmented as Intercity and Regional services, which comprise 3,824.1 kilometers.

Sanyo Shinkansen Services

The Shinkansen contributes around 40% of JR-West's railway transportation revenues. JR-West provides high-speed intercity transportation services covering 644.0 kilometers and servicing 19 stations. The 500-Series *Nozomi* train, which links Shin-Osaka and Hakata (Fukuoka) in two hours and 21 minutes, boasts a world-beating maximum speed of 300kph. Additionally, in March 2000, JR-West introduced the 700-Series *Hikari Rail Star* trains, which offer more space and greater convenience, to boost the railway's services and efficiency and increase its competitiveness with airlines and highways.

In fiscal 2003, JR-West added additional 700-Series trains to its Sanyo Shinkansen Line and worked to bolster intercity services, mainly in the Okayama and Hiroshima areas, by introducing

The JR-West Network


Sanyo Shinkansen
Conventional Lines
Urban Network
Kanazawa
Toyama
Fukui
Tottori
Yonago
Fukuchiyama
Himeji
Yamaguchi
Hiroshima
Okayama
Kyoto
Hakata (Fukuoka)
Shin-Osaka
Kobe
Nara
Osaka
Wakayama
Sanyo Shinkansen Route (644.0 km)

100-Series *Kodama* trains to offer faster service and increased departures, while continuing to shift from a five-to-a-row to a four-to-a-row seating pattern.

Nevertheless, the prolonged economic slump and an increase in the number of competing airline flights since July 2002 have resulted in reduced passenger volume and transportation revenues. In fiscal 2003, Sanyo Shinkansen ridership dipped 2.8%, to 56 million passengers; transport volume declined 2.4%, to 13,672 million passenger-kilometers; and transportation revenues slid 2.6% (¥8.3 billion), to ¥306.0 billion, from the previous fiscal year.

The *Hikari Rail Star*

In March 2000, JR-West introduced the *Hikari Rail Star* on the Shin-Osaka-Hakata route. In addition to shortening journey times by 32 minutes on average and increasing the frequency of service on this route without changing the *Hikari* train fares, JR-West enhanced passenger convenience with such innovations as the "Office Seat," which comes with a large table and individual power supply, and the "Silence Car," in which no speaker announcements are made. At the same time, it reduced the length of trains from 16 or 12 cars to 8 cars, to reduce capital investment, repair expenses, and power consumption to levels compatible with efficiency requirements. In fiscal 2001, the first year of its operation, the *Hikari Rail Star* proved popular, achieving an average passenger occupation rate of 87%. In April 2000 and April 2001, JR-West optimized its service portfolio by increasing the number of trains per day, taking into account the high average passenger occupation rate. In fiscal 2003, the passenger occupation rate averaged 80%.



700-Series *Hikari Rail Star*



"Office Seat"



"Saloon Seat"



"Compartment Seat"

The Shift to Four-to-a-Row Seating on *Kodama* Trains

In fiscal 2003, JR-West worked to strengthen its relatively short-distance intercity *Kodama* services. JR-West introduced 100-Series *Kodama* trains formerly used on *Hikari* services to offer faster service and increased departures in the Okayama and Hiroshima areas during commuting hours. In addition, to enhance the *Kodama*'s image of relaxation and comfort, JR-West has switched from five seats in a row to four seats in a row and changed its exterior color to match the 500-Series and *Hikari Rail Star* trains.

These initiatives put a brake on declining *Kodama* transportation revenues, helping to boost Shinkansen commuter pass revenues.



100-Series *Hikari*

Autumn 2003 Timetable Revisions

Since fiscal 2002, JR-West has been adding rolling stock to its Sanyo Shinkansen Line, and a total of 12 units of 700-Series trains (192 cars) have now been introduced. To ensure that the Shinkansen services operate efficiently as a high-speed transportation system, the timetables and fares were revised upon the opening of the new Shinagawa station on the Tokaido Shinkansen Line in October 2003.

Under the revised timetables, *Hikari* trains departing from Okayama and Hiroshima and going directly to Tokyo were replaced by *Nozomi* trains, which more than doubled the number of hourly *Nozomi* departures, from one to two or three. JR-West will also enhance customer service by adding *Nozomi* stops at the following four stations: Himeji, Fukuyama, Tokuyama, and Shin-Yamaguchi (formerly Ogori).

JR-West standardized the *Hikari Rail Star*'s timetables to create a system that is readily comprehensible to customers.

In addition, fare revisions were made along with the timetable revisions. *Nozomi* fares were reduced, an additional three cars per train were designated as non-reserved seating, and the non-reserved seating limited express fee for *Nozomi* trains was made the same as the fee for *Hikari* and *Kodama* trains.

JR-West also revised its discount ticket framework. On the Shin-Osaka-Hakata route, JR-West introduced new "Shinkansen Quartet Tickets" that can be used for travel on either *Nozomi* or *Hikari* trains. Previously, separate "Quartet Tickets" were sold for *Nozomi* and *Hikari* trains. On routes from Okayama and Hiroshima to Tokyo, for example, where competition with airlines is fierce, a limited number of deeply discounted *Nozomi* round trip tickets are now offered to customers who make early reservations.

The timetable revisions offer customers greater access to high-speed Sanyo Shinkansen services and drastically improve convenience for every customer traveling toward Tokyo or between Shin-Osaka and Hakata. JR-West believes that the fare reductions and new discount tickets will markedly strengthen its competitiveness with airlines and highway buses.



700-Series *Hikari*

Urban Network Services

Like the Sanyo Shinkansen, the Urban Network, which serves passengers in the Kyoto-Osaka-Kobe metropolitan area, accounts for approximately 40% of JR-West's railway transportation revenues. This network links the densely populated cities of Kyoto, Osaka, and Kobe and their suburbs. The Urban Network operates on a total of 610.2 kilometers of lines, connecting 245 stations. Because these lines form such a comprehensive network, JR-West believes it enjoys a strong competitive advantage relative to other railway companies in the area.

In particular, the section between Kusatsu and Nishi-Akashi, measuring 120.9 kilometers, is a four-track line. The simultaneous operation owing to the four-track line makes it possible to set up a variety of trains, such as Special Rapid and Rapid trains, with varied stopping and connection times, and JR-West believes that it is well-suited to supporting new stations, which may be established in the future. JR-West has further improved convenience by offering direct train service from the Nara and Wakayama areas to Osaka, eliminating the need to change trains.

In fiscal 2003, JR-West increased the number of early-morning Special Rapid and Rapid trains on its Biwako Line, Hanwa Line, Yamatoji Line, and Gakkentoshi Line. JR-West also improved transportation access to Universal Studios Japan as well as provided extra train services and increased the number of cars on trains to coincide with the 2002 FIFA World Cup™.

Despite these initiatives, Urban Network ridership declined 2.0%, to 1,409 million passengers; the transportation volume edged down 1.3%, to 28,082 million passenger-kilometers; and transportation revenues slipped 1.8%, or ¥5.6 billion, to ¥303.3 billion, impacted by the economic downturn in the Kansai region.

Overview of October 2003 Sanyo Shinkansen Timetable Revisions

- **Establishing High-Speed Transportation Services**
  - *Greater number of *Nozomi* departures
    Okayama - Tokyo: one departure/hour → two or three departures/hour
    Hiroshima - Tokyo: one departure/hour → two departures/hour
  - *Non-reserved *Nozomi* seating (three cars)
  - *Expanded *Nozomi* service
    New stops at Himeji, Fukuyama, Tokuyama, and Shin-Yamaguchi
    (Ogori Station was renamed Shin-Yamaguchi Station on October 1, 2003.)
  - *Standardized *Hikari Rail Star* timetables
    Eight patterns → Three patterns
- **Introduction of a New Fare System**
  - *Reduction of the additional *Nozomi* fare
    Okayama - Tokyo: ¥1,330 → ¥500
    Hiroshima - Tokyo: ¥1,630 → ¥500
  - **Nozomi* non-reserved seat fares
    Same as *Hikari* and *Kodama* fares
- **More Competitive Discount Tickets**
  - *Shinkansen Quartet Tickets
    Enables one ticket to be used for either *Nozomi* or *Hikari* trains
  - **Nozomi* Early Reservation Round Trip Tickets
    Substantial discounts made possible by placing restrictions on the time of purchase and number of seats

Efforts to Increase Urban Network Service Revenues

Since its inception, JR-West has consistently worked to improve its Urban Network transportation services. JR-West has introduced new high-speed Special Rapid trains that boast a maximum speed of 130kph, increased the frequency of departures, introduced direct train service from suburbs to downtown destinations, and established new train stations. As a result of these efforts, JR-West is steadily increasing its market share compared with other railway companies and gradually establishing a solid position as the largest transportation system in the region.

In certain areas, JR-West sees population expansion and has a relatively small market share despite robust overall passenger volume. Therefore, JR-West believes there are still potential markets in the Urban Network area and expects that such markets will continue to expand. In those areas where JR-West believes there is room for growth, it will introduce new rolling stock and improve facilities to increase train speed and frequency as part of efforts to further enhance its transportation services and bolster ridership.

In fiscal 2004, JR-West will introduce a total of 136 cars on its JR Kobe Line, JR Kyoto Line, and JR Takarazuka Line—80 223-Series cars mainly for the Special Rapid trains and 56 207-Series cars mainly for the local trains—and the timetables of these lines will be revised in December 2003. On the JR Kobe Line, Rapid trains traveling from Sannomiya to Osaka during weekday morning commuting hours are overtaken by Special Rapid trains at Ashiya Station. Along with the timetable revisions, JR-West will add 223-Series rolling stock to the JR Kobe Line to reduce journey times, enabling Rapid trains to reach Osaka without being overtaken

Urban Network


Nagahara
Nagahama
Lake Biwa
Maibara
Sasayamaguchi
Sanda
Sonobe
Hanazono
Emmachi
Nijo
Kyoto
Takarazuka
Nakayamadera
JR Katsura
Shimamoto
JR Ogura
Himeji
Bessho
JR Shukugawa
Amagasaki
Shin-Kobe
Ashiya
Nishinomiya
Shin-Osaka
Nishi-Akashi
Kobe
Osaka
Hoshida
Matsuiyamate
Sakurajima
Universal-city
Nishi-Kujo
Kyobashi
Kamo
Tsuge
Nara
JR Namba
Tennoji
JR Goido
Osaka Bay
Kansai International Airport
Wakayama
Sanyo Shinkansen
Osaka Loop Line
JR Yumesaki Line
Biwako Line (Kyoto–Nagahama)
JR Kyoto Line (Osaka–Kyoto)
JR Kobe Line (Osaka–Himeji)
Kosei Line
Sagano Line
JR Takarazuka Line
JR Tozai Line
Hanwa Line
Kansai Airport Line
Yamatoji Line
Gakkentoshi Line
Nara Line
Stations with expanded Rapid and Special Rapid train services due to December 2003 timetable revisions
Planned stations (Station names are provisional)


Overview of December 2003 Urban Network Timetable Revisions
Introduction of 136 New Cars
223-Series
(Maximum speed of 130kph)
207-Series
(Maximum speed of 120kph)
Improvement of Structures
*Ensure that such structures as traffic signals and railway tracks can handle the increased speed of railway services
*Reinforce rail yards
JR Kobe Line
*Substantially Increased Frequency
Increased the speed of Rapid trains during morning commuting hours to eliminate the need to wait for trains to pass
*Expanded Special Rapid and Rapid Train Services
Increased the number of Special Rapid trains stopping throughout the day at Ashiya Station from 54 to 139
Increased the number of Rapid trains stopping throughout the day at Nishinomiya Station from 87 to 151
JR Takarazuka Line
*Increased Frequency
Doubled the number of Rapid trains headed for Osaka during morning commuting hours from four to eight
*Expanded Rapid Train Service
New Rapid train stops at Nakayamadera Station (regular train stops only: 167; regular and Rapid train stops: 369)*
*Average total number of daily stops

midway and, in turn, realizing effects similar to an actual increase in frequency. In addition, the number of Special Rapid train stops at Ashiya and Rapid train stops at Nishinomiya will be increased, and service will be expanded to throughout the day. On the Takarazuka Line, the number of Rapid trains heading for Osaka will be doubled from four to eight during the morning rush hour and Rapid trains will make regular stops at Nakayamadera Station. For fiscal 2005, JR-West plans to add 160 new cars to its Urban Network services—mainly to the JR Kyoto Line—as well as offer a greater number of departures and reduce journey times.

Establishing New Stations

In addition to policies designed to improve transportation services by increasing departures and shortening travel times, JR-West believes that establishing new train stations is an effective means of securing future revenues. On the Urban Network, there are many areas where stations are spaced far apart. JR-West believes ridership in a large number of these areas could potentially be increased through the establishment of new stations.

At present, JR-West plans to establish five new stations (station names are provisional): JR Goido Station, between Takada and Shimoda on the Wakayama Line; Bessho Station, between Sone and Gochaku on the JR Kobe Line; JR Katsura Station, between Nishioji and Mukomachi on the JR Kyoto Line; JR Shukugawa Station, between Nishinomiya and Ashiya on the JR Kobe Line; and Shimamoto Station, between Yamazaki and Takatsuki on the JR Kyoto Line.



ICOCA IC card


ICOCA

The ICOCA mascot
KAMONOHASHI NO Ico-Chan

Introduction of the ICOCA IC Card System

On November 1, 2003, JR-West introduced the ICOCA IC card system on its Urban Network services. This system boasts a multitude of functions that offer markedly improved convenience over traditional commuter passes and prepaid fare cards. For example, the ICOCA IC card system not only enables one card to be used as both a commuter pass and a prepaid fare card, but also allows customers to pass through ticket gates by merely tapping the IC card against a scanner. In preparation for the system's introduction, JR-West conducted pilot tests from June to July 2003. JR-West received tremendous response from the general public to its request for pilot test participants, confirming that there is a high level of interest and anticipation in regards to the system.

JR-West is working to promote ICOCA's widespread use and aims to upgrade service by enabling it to be used interchangeably with JR-East's Suica IC card as well as IC cards slated for introduction by other railway companies in the Kyoto-Osaka-Kobe area. JR-West expects ICOCA's introduction to contribute to the revitalization of its railway network in the Kyoto-Osaka-Kobe area as well as throughout Japan, and it is currently pursuing discussions aimed at realizing the interchangeable use of ICOCA and other IC cards.

Intercity and Regional Services

JR-West's intercity and regional services cover 3,824.1 kilometers of railway, with 985 stations, accounting for more than half of the total operating kilometers. Intercity and regional lines account for approximately 20% of transportation revenues on a non-consolidated basis. These services comprise conventional express and limited express train services on intercity routes as well as transportation within the region—primarily railway services for students and workers commuting from the suburbs into the cities, such as Okayama and Hiroshima. Regional lines include rural lines, on which passenger density is low.

In fiscal 2003, JR-West worked to shorten travel times and enhance the convenience of intercity services by increasing the number of Limited Express Kita-Kinki departures and replacing old Limited Express Shirasagi trains with new rolling stock. JR-West also added new rolling stock on the Obama Line along with the completion of electrification construction on the line to bolster transportation services. However, as a result of the stagnant economy, ridership declined 2.8%, to 380 million; the transportation volume decreased 2.6%, to 9,919 million passenger-kilometers; and transportation revenues dipped 2.7%, or ¥3.9 billion, to ¥142.5 billion.

Autumn 2003 Timetable Revisions

In conjunction with the Shinkansen timetable revisions on October 2003, intercity and regional service timetables have been revised with the primary goal of increasing train speeds and frequency

through the addition of new rolling stock. JR-West aims to spread the benefits offered by Shinkansen timetable revisions throughout its entire railway network.

A total of 17 minutes has been shaved off the travel time from Kanazawa to Tokyo, following the fiscal 2003 introduction of new 683-Series rolling stock to *Shirasagi* trains, linking the Hokuriku and Chukyo regions, and reductions in the travel times of Tokaido Shinkansen *Hikari* trains.

In May 2002, JR-West commenced construction to upgrade services in the Tottori area. Upon completion of this construction, JR-West significantly shortened travel times and increased the frequency of departures through the introduction of new rolling stock. This enabled us to cut travel times between Yonago and Tottori by 14 minutes, Osaka and Tottori by 10 minutes, and Okayama and Tottori by 21 minutes. In addition, JR-West has further reduced the travel time between Hiroshima and Tottori by offering Shinkansen connections.

JR-West has added new rolling stock with a maximum speed of 130kph to Marine Liner trains, which link Okayama and Takamatsu. In addition, JR-West offers connections between Marine Liner trains and Shinkansen *Nozomi* trains in Okayama to shorten travel time between Shin-Osaka and Takamatsu by seven minutes, to under two hours.

Improving the Management of Local Lines

In the more than 15 years since JR-West has been in operation following its privatization, the management environment has changed dramatically. Therefore, JR-West is currently examining alternative transportation for rural lines for which the mission to provide railway transportation cannot be fulfilled. Specifically, JR-West has decided to discontinue service on Hiroshima's Kabe Line (Kabe to Sandan-Kyo) from December 1, 2003. After conducting trial operations that spanned over a year, JR-West determined that it could not justify service in this area and, in November 2002, submitted its plan to discontinue service to the Ministry of Land, Infrastructure and Transport. JR-West is also making concerted efforts to establish a more cost-efficient management system for other rural lines.

Bus and Ferry Services

Although most of the revenues in the Transportation Operations segment are from railway transportation on a non-consolidated basis, JR-West is also engaged in bus and ferry services. In bus services, there are two Group companies: the West Japan JR Bus Company and the Chugoku JR Bus Company. In fiscal 2003, demand on regular routes was sluggish and charter services were streamlined. However, JR-West strove to boost convenience by expanding the number of routes and adding daytime departures to its popular Tokyo-Osaka route.

Overview of October 2003 Intercity and Regional Service Timetable Revisions



Super Inaba (Okayama - Tottori)
● Introduced new rolling stock
● Improved railway tracks
● Introduced connections with Shinkansen *Nozomi* trains
Reduced travel time between Okayama and Tottori by 21 minutes
Reduced travel time between Hiroshima and Tottori by 20 minutes
Kiha 187
Super Hakuto (Kyoto - Tottori and Kurayoshi)
● Improved railway tracks
Reduced travel time between Osaka and Tottori by 10 minutes
HOT 7000-Series (Chizu Express Company owned)
Toyama
Kanazawa
Tottori
Maibara
Hiroshima
Okayama
Kyoto
Nagoya
Tokyo
Shin-Osaka
Osaka
Takamatsu
Marine Liner (Okayama - Takamatsu)
● Introduction of new rolling stock
● Improvement of railway tracks
● Introduced connections with Shinkansen *Nozomi* trains
Reduced travel time between Shin-Osaka and Takamatsu by 7 minutes
5000-Series (Shikoku Railway Company owned)
Shirasagi (Maibara and Nagoya - Kanazawa and Toyama)
● Introduction of new rolling stock
● Reduced Shinkansen travel times between Maibara and Tokyo
Reduced travel time between Kanazawa and Tokyo by 17 minutes
683-Series


SALES OF GOODS AND FOOD SERVICES
Fiscal 2003 Performance
operating revenues, inclusive of intergroup
transactions, for the segment amounted to ¥227.5 billion,
decreasing slightly from the previous year due primarily to slug-
gish sales at "Kiosk"—a station shop targeting commuters—
income declined 9.2%, to ¥4.3 billion.
Consolidated Operating Revenues
Consolidated Operating Income (Million ¥)
17%
425
4,335
'99
'00
'01
'02
'03

Overview of Sales of Goods and Food Services Segment

JR-West's Sales of Goods and Food Services segment targets railway customers to whom it offers a variety of shops and services located within station buildings and their surroundings, including "Heart•in" convenience stores, kiosks, and other shops as well as a network of restaurants, cafes, and light food and beverage stands. This segment also includes a department store (JR Kyoto Isetan). In April 2000, JR-West implemented a complete reorganization of its retailers and restaurants on station premises, promoted the development and renewal of operations, relocated stores to improve asset efficiency, and responded to market conditions in those regions by increasing management efficiency. JR Kyoto Isetan, which opened in the Kyoto Station Building in 1997, has continued to see a year-on-year rise in sales every year since its opening. JR Kyoto Isetan has kept up its excellent performance despite the sluggish economy, encouraged by a project to increase the number of its floors and other renovations that were carried out in fiscal 2003.

Initiatives for Sales of Goods and Food Services Segment

In fiscal 2003, JR-West opened a "Deli Cafe" and "Dining Road" restaurant in Sannomiya Station and expanded and remodeled the "Omiyage Kaido" souvenir shopping area and "Books Kiosk" in Shin-Osaka Station as part of efforts to expand operations on station premises. JR-West also expanded its city retail operations with the opening of an accessory shop, "tini tini," at Diamond City Itami Terrace and a fashion store, "sienne," at Ebista Nishinomiya. Moreover, JR Kyoto Isetan, which has enjoyed ongoing popularity since its opening, carried out expansion and remodeling focused on enhancing the ladies' fashion floor.

In fiscal 2004, JR-West will use its NexStation Plan to promote store development, ensuring the efficient use of its business space on station premises and maximally leveraging JR Kyoto Isetan's floor increase and other renovations as part of efforts to win over additional customers.


Books Kiosk
The newly remodeled and expanded "Books Kiosk" at Shin-Osaka Station


JR Kyoto Isetan continues to thrive after remodeling.

NexStation Plan to Enhance Station Competitiveness

Fiscal 2003 Progress

Number of stations developed: 29
Space developed: 34,000 square meters
Operating revenues: ¥8.4 billion (average fiscal year basis)

● Examples of Development

Use of business facilities on station premises



1. Sannomiya Station (March 2003)
1,170 square meters

Use of space below elevated tracks



2. Fukushima Station (October 2002)
750 square meters

Use of areas surrounding stations



3. Amagasaki Station (December 2002)
14,700 square meters

Use of space above tracks



4. Shin-Osaka Station (July 2002)
1,280 square meters

Fiscal 2004 Targets

Number of stations to be developed: 49
Space to be developed: 27,000 square meters
Operating revenues: ¥10.3 billion (average fiscal year basis)

● Development Plan Examples

Use of business facilities on station premises



1. Osaka Station (slated for January 2004)
1,650 square meters

Use of space below elevated tracks



2. Kobe Station (slated for December 2003)
6,200 square meters

Use of areas surrounding stations



3. Hanaten Station (slated for March 2004)
1,300 square meters

Use of space above tracks



4. Takatsuki Station (slated for January 2004)
900 square meters

Note: Please see the cautionary statement on the inside front cover of this annual report, which contains important warnings about the forward-looking statements in this section.


REAL ESTATE BUSINESS
The Real Estate Business segment's operating revenues, inclusive of intergroup transactions, dipped 0.9%, to ¥68.2 billion, due mainly to slack sales of real estate lots. However, operating income climbed 4.9%, to ¥16.1 billion.
5%
10,483
16,120
'99
'00
'01
'02
'03

Overview of Real Estate Business Segment

JR-West's real estate business, seeking to effectively utilize its real estate holdings in and around stations, operates shopping centers and rental sites in addition to undertaking the development of station buildings and the space under elevated tracks.

In its shopping center business, JR-West is concentrating on fortifying the JR-West Group's leasing functions, accelerating efforts to attract top stores, and progressing with effective remodeling, with an emphasis on making highly efficient use of its assets. For example, the casual clothing retailer Fast Retailing Co., Ltd., and the Starbucks Coffee Japan, Ltd., coffee chain recently opened outlets in its stations. Moreover, JR-West is working to create a management structure that will boost competitiveness and improve operational efficiency.

Regarding the leasing of properties and the development of station buildings and the space under elevated tracks, JR-West is conducting renovation projects and actively seeking new tenants, to improve revenues and revitalize existing businesses, while striving to effectively include companies other than JR-West Group companies in its development projects to offer attractive content and maximize asset efficiency.

Initiatives for Overview of Real Estate Business Segment

In fiscal 2003, JR-West worked to bolster its asset efficiency by developing its operations in and around stations and optimally reallocating commercial space. JR-West remodeled and reopened "Station Plaza Tennoji" shopping center in Tennoji Station, the Sumiyoshi Station Building "Liv," and the Hiroshima Station Shinkansen Shopping Center. JR-West also opened a mini-station building at Yamashina Station and Amagasaki Station.

In fiscal 2004, JR-West will work to develop station buildings under the NexStation Plan, promote the development and renovation of areas under elevated tracks, and establish a concrete business framework for the Osaka Station improvement and development project.


DELICATESSEN
Newly renovated Sumiyoshi Station Building "Liv"


The mini-station building at Yamashina Station

Osaka Station Improvement and Development Plan

Osaka Station serves an average of approximately 420,000 passengers per day (fiscal 2003) and is not only a major JR-West station, but also one of the largest train terminals in Japan. JR-West is considering introducing an Osaka Station improvement and development plan aimed at raising customer convenience and promoting a high level of utilization of station premises.

JR-West is currently examining a wide array of topics associated with a development project for Osaka Station. Discussions not only address the content and scale of development and the feasibility of businesses but also aim to ensure that construction does not interfere with station operations and that an attractive and convenient station is created. Regarding commercial space included in the project, one of Japan's major department store chains—Mitsukoshi, Ltd.—has expressed an interest in opening a department store.

The city of Osaka is also moving forward with the planning of a major urban renewal project targeting the approximately 24-hectare site of the Umeda Cargo Station located to the north of JR Osaka Station (the Northern Osaka Station Area). This area has tremendous potential, considering its location and size, and the renewal project is aimed at turning the area into a hub that will help to bolster the international competitiveness of the Kansai region by offering new ways of living and creating an atmosphere and environment in line with this goal. In October 2003, Osaka city unveiled the general framework of its Northern Osaka Station Area development project.

JR-West aims to bring its Osaka Station improvement and development plan together as quickly as possible, while taking into consideration its congruity with the overall layout of the Northern Osaka Station Area.


Umeda Cargo Station
(The Northern Osaka Station Area)
Osaka Station

Osaka Station and its area to the north


OTHER BUSINESSES
Fiscal 2003 Performance
Operating revenues, inclusive of intergroup transactions, for Other Businesses rose 2.9%, to ¥191.0 billion, primarily owing to brisk sales of maintenance and engineering services. However, operating income dipped 3.4%, to ¥9.4 billion, due to the weak tone of the hotel business.
Consolidated Operating Revenues
14%
Consolidated Operating Income (Million ¥)
6,593
9,483
'99
'00
'01
'02
'03

Overview of Other Businesses Segment

JR-West's Other Businesses segment, which includes the Hotel Granvia Kyoto and other hotel operations, advertising agency services, and maintenance and engineering services, comprises businesses that seek to support and raise the efficiency of railway operations, JR-West's main business. The hotel business changed its business structure as of October 2001. The corporate planning functions of JR-West hotels, including chain operation management, as well as their assets and liabilities are now held by a single entity, West Japan Railway Hotel Development Limited. This reorganization was carried out to revitalize JR-West Group hotels and strengthen their competitiveness.

Initiatives for Other Businesses Segment

In fiscal 2003, in JR-West's hotel operations, the Hotel Granvia Kyoto completed the construction of a bell monument in the East Square of Kyoto Station, a location that is attracting a large number of customers and has been used for many wedding ceremonies. In advertising agency services, JR-West overhauled the Sakurabashi Subway at Osaka Station and worked to develop the Umeda Virtual Corridor as a new advertising media using stereoscopic murals.

In fiscal 2004, JR-West will work to revitalize its hotel chain operations and develop attractive product plans to strengthen hotel operations related to wedding ceremonies and other special occasions. In addition, in December 2002, JR-West increased its ownership in Nippon Travel Agency Co., Ltd. (NTA), making NTA a consolidated subsidiary. Therefore, NTA's results of operations have been reflected in JR-West's income statement starting in fiscal 2004.

Increasing Our Ownership in NTA

Since its establishment, JR-West has worked to develop its travel business. However, in light of dramatic changes in the travel industry's operating environment at that time, JR-West integrated its travel business—TiS Headquarters—with NTA in October 2001. Thereafter, preparations for the January 2003 merger of Kinki Nippon Tourist Co., Ltd., and NTA ensued.

However, in September 2001, the terrorist attacks in the United States dealt a further blow to the travel industry, and, as a consequence, both NTA and Kinki Nippon Tourist's performance and financial situations took a turn for the worse. Both companies decided that, in light of the unexpected turn of events, their top priority was to strengthen their management bases, and, in February 2002, the two parties decided to cancel the merger.

Then, as part of efforts to reinforce its management base, in June 2002, NTA established its new management vision, "NTA Innovation," and committed itself to the implementation of sweeping management reforms aimed at becoming listed on the Tokyo Stock Exchange within five years, by 2007. NTA moved to a new business framework, taking initiatives in the IT field and working to redevelop offices with the goal of establishing a management framework suitable for a listed company.

In December 2002, NTA issued new shares worth ¥6 billion to JR-West to attain additional investment funds, ensure that the company had sufficient equity capital, and bolster its financial strength, as part of NTA's efforts to achieve its vision. As a result, NTA became one of JR-West's consolidated subsidiaries. JR-West expects NTA to contribute to the future development of the Group by establishing a solid position at the core of the tourism and travel industries, which are referred to as growth industries in the 21st century, and leveraging the synergistic effects with its railway business.

JR-West's Initiatives for Fiscal 2004

In fiscal 2004, the JR-West Group anticipates an increasingly fierce operating environment as ongoing harsh employment and income conditions, lingering deflation, and sluggish consumer spending attributable to weak consumer sentiment spurred by the war in Iraq and the outbreak of SARS lead to intensified competition in the transportation industry.

Against this backdrop, JR-West will redouble its efforts to secure revenues in its railway operations by fully leveraging the benefits derived from the October 2003 revision of the Shinkansen timetables, the November 2003 introduction of the ICOCA IC card system, and the December 2003 timetable revisions for the JR Kobe Line, the JR Takarazuka Line, and other lines.

In non-transportation operations, JR-West will accelerate the reallocation of business space in the five years until fiscal 2007 based on the NexStation Plan, which was established in February 2003 with the aim of enhancing the stations' attractiveness, as the basis of efforts directed at fully utilizing the JR-West Group's management assets to reinforce its business foundation and expand Group revenues and profits.

Further, JR-West is working to generate tourism demand in China, where there is remarkable growth, for the Kansai region and western Japan as well as to create and develop new businesses that accurately identify consumer needs, which are becoming more sophisticated in step with societal changes.

Major Initiatives for Fiscal 2004

1. Railway Operations

(1) Ensuring the Safety and Reliability of Transportation Services
- Establish a "Safety Promotion Day" on the 15th of each month
- Promote efforts to enhance employees' capabilities and ensure the thoroughness of fundamental operations and procedures
- Implement measures designed to prevent accidents by attaining a clear understanding of precursors to accidents

(2) Enhancing Railway Networks

<Sanyo Shinkansen>
- Conduct a sweeping overhaul of the transportation and fare systems along with the October 1, 2003, timetable revisions
- Shift to four-to-a-row seating on *Kodama* trains

<Urban Network Services>
- Introduce the ICOCA IC card system
- Add new rolling stock to the JR Kobe Line and Takarazuka Line to enhance Rapid and Special Rapid train services
- Promote measures that facilitate the rapid establishment of new stations and work to improve station access through various initiatives, including collaboration with municipalities aimed at strengthening bus access

<Intercity Services>
- Add 683-Series rolling stock to *Shirasagi* and *Kaetsu* trains on the Hokuriku Line
- Add new 223-Series rolling stock to Marine Liner trains on the Seto-Ohashi Line

(3) Proactively Developing Sales Strategies
- Aggressively develop attractive campaigns, including the "Tale of Kanmon Strait" and "Musashi Miyamoto" campaigns
- Generate demand for urban tourism
- Establish new day trip plans and "WENS Station Master Recommended Trips" travel products and shore up the sales framework

(4) Improving Passenger Services
- Eliminate waiting time at stations
- Create passenger-friendly railways

(5) Further Cost Reduction and Establishment of Efficient Management System
- Reinforce quality management and reduce construction costs by strengthening the construction management system
- Introduce a financial Enterprise Resource Planning (ERP) system

(6) Developing and Accumulating Technologies
- Develop new technologies by building on our technological innovations in the wireless and information processing fields
- Develop next-generation rolling stock

(7) Environment-Friendly Business Operations
- Promote the establishment of environmental management systems
- Bolster resource recycling rates and promote green procurement

2. Non-Transportation Operations

(1) Group Management Systems
- Focus management resources on the development of businesses on station premises and in surrounding areas through the Groupwide promotion of the NexStation Plan—a plan designed to bolster station competitiveness
- Further unify the control of capital within the Group through the full-scale implementation of the cash management service

(2) Sales of Goods and Food Services (Retail outlets, restaurants, and a department store)
- Leverage the floor expansion and remodeling of JR Kyoto Isetan to expand the customer base
- Implement the NexStation Plan to effectively utilize business space on station premises and enhance station competitiveness
- Revitalize retail shops on station premises through fundamental merchandising improvement

(3) Real Estate Business (Shopping centers and real estate)
- Develop space below elevated railway tracks and at station buildings via the NexStation Plan and promote shopping center remodeling and expansion
- Establish a concrete business framework for the Osaka Station improvement and development project based on the City of Osaka's plan for the Northern Osaka Station Area development project
- Sell vacant Company housing sites in lots

(4) Other Businesses

① Hotel Business
- Revitalize hotel chain operations by upgrading the Tokyo office and enhancing promotions using the Internet
- Utilize new facilities and develop attractive product plans to strengthen reception services for weddings and special occasions

② Travel Business
- Develop a new business structure and work to expand the business domain in line with NTA's "Innovation" action plan

③ Other Businesses (Maintenance and engineering services, etc.)
- Develop technologies to bolster safety and quality levels as well as reduce costs
- Boost orders for products and services in new fields that make use of railway-related technologies

3. Others

(1) Implement New Measures Aimed at Future Growth
- Work to generate tourism demand in China for the Kansai region and western Japan
- Create and foster new businesses (utilize IC cards, form external alliances, etc.)

(2) Address Management Issues
- Promote corporate ethics
- Enhance information disclosure

Organizational Structure As of July 1, 2003



Board of Directors
Board of Corporate Auditors
Corporate Auditors
Chairman
President
Corporate Planning Headquarters
Group Management Planning Office
IT Development Office
System Center
General Affairs Department
Corporate Communications Department
Inquiry & Auditing Department
Personnel Department
Staff Training Center
Osaka Railway Hospital
Finance Department
Tokyo Headquarters
Railway Operations Headquarters
Transport Safety Department
Marketing Department
Technical Research and Development Department
Station Operations Department
Transport Department
Rolling Stock Department
Track & Structures Department
Electrical Engineering Department
Construction Department
Osaka Construction Office
Corporate Resource Development Headquarters
New Business Creation Department
Kanazawa Branch
Area Operations Departments (3 departments)
Line Operations Departments (5 departments)
Kyoto Branch
Osaka Branch
Line Operations Departments (2 departments)
Wakayama Branch
Line Operations Departments (2 departments)
Kobe Branch
Line Operations Departments (2 departments)
Fukuchiyama Branch
Line Operations Departments (4 departments)
Okayama Branch
Area Operations Department (1 department)
Line Operations Departments (3 departments)
Yonago Branch
Line Operations Departments (4 departments)
Hiroshima Branch
Area Operations Departments (3 departments)
Line Operations Departments (5 departments)
Hiroshima Railway Hospital
Ferry Service Supervisor
Fukuoka Branch

Financial Section

CONTENTS


Operating Revenues
(Million ¥)
1,205,078
909,484
1,165,571
849,090
FY '99
'00
'01
'02
'03
Consolidated
Non-Consolidated

Five-Year Summary (Consolidated and Non-Consolidated Basis)

Years ended March 31

West Japan Railway Company	Millions of yen 2003	Millions of yen 2002	Millions of yen 2001	Millions of yen 2000	Millions of yen 1999	Millions of U.S. dollars 2003
CONSOLIDATED						
Operations:						
Operating revenues	**¥1,165,571**	¥1,190,610	¥1,195,516	¥1,191,009	¥1,205,078	**$ 9,794**
Operating expenses	**1,042,935**	1,072,960	1,083,638	1,083,250	1,087,137	**8,764**
Operating income	**122,636**	117,649	111,877	107,758	117,941	**1,030**
Net income (loss)	**41,644**	45,537	30,961	25,091	(9,014)	**349**
Balance Sheets:						
Total assets	**¥2,432,713**	¥2,416,787	¥2,576,301	¥2,561,095	¥2,574,195	**$20,442**
Long-term debt and payables	**1,200,715**	1,257,960	1,385,661	1,498,973	1,554,495	**10,090**
Total shareholders' equity	**440,556**	411,480	413,645	348,847	312,617	**3,702**

	Yen	Yen	Yen	Yen	Yen	U.S. dollars
Per Share Data:						
Net income (loss)	**¥ 20,740**	¥ 22,769	¥ 15,481	¥ 12,546	¥ (4,507)	**$ 174**
Shareholders' equity	**220,285**	205,740	206,823	174,424	156,309	**1,851**

	Millions of yen 2003	Millions of yen 2002	Millions of yen 2001	Millions of yen 2000	Millions of yen 1999	Millions of U.S. dollars 2003
NON-CONSOLIDATED						
Operations:						
Operating revenues	**¥ 849,090**	¥ 869,887	¥ 881,486	¥ 885,144	¥ 909,484	**$ 7,135**
Operating expenses	**745,796**	770,354	784,428	786,089	796,781	**6,267**
Operating income	**103,293**	99,533	97,058	99,054	112,702	**868**
Net income (loss)	**33,490**	32,546	25,985	25,578	(5,640)	**281**
Balance Sheets:						
Total assets	**¥2,116,874**	¥2,135,756	¥2,247,888	¥2,232,690	¥2,242,032	**$17,788**
Long-term debt and payables	**1,116,196**	1,165,477	1,267,922	1,378,863	1,422,167	**9,379**
Total shareholders' equity	**410,745**	388,662	403,398	346,691	312,086	**3,451**

	Yen	Yen	Yen	Yen	Yen	U.S. dollars
Per Share Data:						
Net income (loss)	**¥ 16,696**	¥ 16,273	¥ 12,993	¥ 12,789	¥ (2,820)	**$ 140**
Cash dividends	**5,000**	5,000	5,000	5,000	5,000	**42**
Shareholders' equity	**205,323**	194,331	201,699	173,346	156,043	**1,725**

Notes: 1. Yen figures have been converted into U.S. dollars at the rate of ¥119=U.S.$1.00, the approximate exchange rate at March 31, 2003.
2. Long-term debt and payables includes the current portion of long-term debt and long-term payables.

Management's Discussion and Analysis of Operations (Consolidated Basis)

Operating Results

In fiscal 2003, ended March 31, 2003, the JR-West Group worked toward achieving its medium-term management targets set in November 2001. It strived to raise profits, particularly in its core railway business, and to make efficient use of its assets, developing various policies designed to strengthen its operational structure.

As a result, the JR-West Group achieved the following consolidated results in fiscal 2003: operating revenues of ¥1,165.5 billion, down 2.1% year on year; operating income of ¥122.6 billion, up 4.2%; and net income after taxes of ¥41.6 billion, down 8.5%.

Financial Position

During fiscal 2003, the JR-West Group worked to improve the efficiency of asset utilization through the liquidation of assets unnecessary for its business activities and the introduction of a centralized cash management service (CMS) for Group funds. As a result, the total balance of long-term debt and payables at March 31, 2003, stood at ¥1,200.7 billion, ¥57.2 billion lower than at the previous fiscal year-end. However, as a result of an increase in the number of consolidated subsidiaries, total assets at March 31, 2003, amounted to ¥2,432.7 billion, ¥15.9 billion higher than at the previous fiscal year-end.

Cash Flows

Cash and cash equivalents at the end of the fiscal year totaled ¥89.3 billion, a ¥4.7 billion year-on-year decrease.

Although income before income tax adjustments fell, net cash provided by operating activities rose ¥30.6 billion from the same period in the previous fiscal year, to ¥130.2 billion, owing primarily to a decrease in accrued retirement benefits.

Despite increased returns from our investment in Nippon Travel Agency, measures to ensure safe and stable transportation, improvements in transport capabilities, and capital investment in station buildings and department stores led to net cash used in investing activities amounting to ¥63.3 billion, compared with a ¥17.7 billion inflow during the same period in the previous fiscal year that was partially attributable to the sale of Japan Telecom stock.

In net cash used in financing activities, a ¥57.2 billion reduction in long-term debt and payables and the payment of dividends resulted in a ¥71.5 billion outflow, down ¥95.6 billion from the same period in the previous fiscal year, in which the sale of Japan Telecom stock was used to reduce long-term debt.

Capital Investment

In fiscal 2003, the JR-West Group invested ¥137.0 billion as a capital investment. In order to improve safety by upgrading equipment to enhance our transportation capacity, and to make improvements in our services and administrative operations, we invested ¥116.5 billion in Transportation Operations, along with a construction project to elevate the segment of the Hanwa Line between Bishoen and Sugimotocho and purchases of new rolling stock.

The amount of capital investments totaled ¥4.0 billion in Sales of Goods and Food Services, ¥7.5 billion in Real Estate Business, and ¥8.8 billion in Other Businesses.

There were no sales, removal, or disposal of facilities or equipment that had a material impact on Group performance.

Dividend Policy

JR-West's basic policy is to make stable dividend payments while securing adequate internal capital reserves to maintain a management foundation that is capable of supporting stable, long-term growth.

Based on this policy, we have set ¥5,000 per share as the annual cash dividends for the year ended March 31, 2003, which is equal to the previous year's level. Our internal reserve is used to reduce the long-term debt and payables and to improve our financial structure.



Operating Revenues
(Million ¥)
1,205,078
1,165,571
'99
'00
'01
'02
'03



Operating Income
(Million ¥)
117,941
122,636
'99
'00
'01
'02
'03



Net Income (Loss)
(Million ¥)
41,644
(9,014)
'99
'00
'01
'02
'03



Total Shareholders' Equity
(Million ¥)
440,556
312,617
'99
'00
'01
'02
'03



Total Assets
(Million ¥)
2,574,195
2,432,713
'99
'00
'01
'02
'03



Long-Term Debt and Payables
(Million ¥)
1,554,495
1,200,715
823,816
611,262
730,679
589,452
'99
'00
'01
'02
'03

Long-Term Debt ■ Long-Term Payables

Note: Long-term debt and payables includes the current portions of long-term debt and long-term payables.

Consolidated Balance Sheets

March 31, 2003, 2002 and 2001

West Japan Railway Company

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars (Note 1)
	2003	2002	2001	**2003**
ASSETS				
Current Assets:				
Cash (Notes 2 and 8)	**¥ 90,016**	¥ 94,361	¥ 92,557	**$ 756**
Marketable securities (Notes 2 and 3)	**2**	169	47,610	**0**
Notes and accounts receivable:				
Unconsolidated subsidiaries and affiliates	**1,906**	5,291	6,569	**16**
Trade	**59,708**	44,731	49,151	**501**
Less allowance for doubtful accounts	**(520)**	(400)	(209)	**(4)**
Inventories (Note 4)	**13,988**	12,030	12,267	**117**
Income taxes refundable (Note 11)	**546**	13	118	**4**
Deferred income taxes (Note 11)	**20,153**	16,450	7,718	**169**
Prepaid expenses and other current assets (Note 2)	**28,273**	19,312	38,463	**237**
Total Current Assets	**214,075**	191,960	254,248	**1,798**
Investments:				
Unconsolidated subsidiaries and affiliates (Note 5)	**34,508**	28,820	28,507	**289**
Other securities (Notes 3 and 8)	**21,349**	32,072	118,079	**179**
	55,858	60,892	146,586	**469**
Property, Plant and Equipment (Notes 6, 7, 8 and 9):				
Land	**681,118**	680,850	681,379	**5,723**
Buildings and structures	**2,597,507**	2,579,512	2,584,669	**21,827**
Machinery, equipment and vehicles	**906,619**	893,471	879,304	**7,618**
Tools, furniture and fixtures	**90,323**	88,246	86,571	**759**
Construction in progress	**86,083**	69,122	47,869	**723**
	4,361,652	4,311,204	4,279,795	**36,652**
Less accumulated depreciation	**(2,297,365)**	(2,226,896)	(2,165,237)	**(19,305)**
Property, Plant and Equipment, Net	**2,064,287**	2,084,308	2,114,557	**17,346**
Deferred Income Taxes (Note 11)	**61,394**	51,641	19,052	**515**
Other Assets	**37,098**	27,985	41,856	**311**
Total Assets	**¥2,432,713**	¥2,416,787	¥2,576,301	**$20,442**

	Millions of yen 2003	Millions of yen 2002	Millions of yen 2001	Millions of U.S. dollars (Note 1) 2003
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Short-term loans (Notes 7 and 8)	¥ 4,138	¥ 7,694	¥ 13,876	$ 34
Current portion of long-term debt (Notes 7 and 8)	55,927	45,670	72,160	469
Current portion of long-term payables (Note 9)	35,488	34,708	34,772	298
Notes and accounts payable:				
Unconsolidated subsidiaries and affiliates	3,277	42,214	38,495	27
Trade	127,130	79,456	82,077	1,068
Prepaid railway fares received	28,576	28,401	28,751	240
Deposits and advances received	167,940	108,833	112,055	1,411
Accrued expenses	57,554	59,159	61,525	483
Accrued income taxes (Note 11)	24,254	30,093	19,856	203
Deferred income taxes (Note 11)	—	—	7	—
Accrued repair costs for elevated railroads of the Sanyo Shinkansen Line (Note 6)	3,616	—	—	30
Provision for loss on guarantees	100	—	—	0
Other current liabilities	9,952	15,202	16,275	83
Total Current Liabilities	517,956	451,434	479,853	4,352
Long-Term Debt (Notes 7 and 8)	533,524	566,402	558,652	4,483
Long-Term Payables (Note 9)	575,774	611,178	720,076	4,838
Long-Term Accrued Rail Usage Charges (Note 1 (8))	46,817	40,836	33,338	393
Accrued Retirement Benefits (Note 13)	181,763	190,811	231,112	1,527
Deferred Income Taxes (Note 11)	1,360	1,833	3,000	11
Accrued Repair Costs for Elevated Railroads of the Sanyo Shinkansen Line (Note 6)	—	9,650	—	—
Other Long-Term Liabilities (Note 8)	113,629	114,298	120,512	954
Minority Interests	21,330	18,861	16,110	179
Contingent Liabilities (Note 15)				
Shareholders' Equity (Notes 14 and 19):				
Common stock:				
Authorized—8,000,000 shares;				
Issued and outstanding—2,000,000 shares	100,000	100,000	100,000	840
Capital surplus	55,000	55,000	55,000	462
Retained earnings	281,695	250,513	214,990	2,367
Net unrealized holding gain on securities	4,188	5,966	43,654	35
Less treasury stock, at cost—885 shares at March 31, 2003	(327)	—	—	(2)
Total Shareholders' Equity	440,556	411,480	413,645	3,702
Total Liabilities, Minority Interests and Shareholders' Equity	¥2,432,713	¥2,416,787	¥2,576,301	$20,442

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Years ended March 31, 2003, 2002 and 2001

West Japan Railway Company

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars (Note 1)
	2003	2002	2001	2003
Operating Revenues	¥1,165,571	¥1,190,610	¥1,195,516	$9,794
Operating Expenses (Note 10)	1,042,935	1,072,960	1,083,638	8,764
Operating Income	122,636	117,649	111,877	1,030
Other Income (Expenses):				
Interest and dividend income	298	562	1,334	2
Interest expense	(49,151)	(54,380)	(63,169)	(413)
Equity in earnings of affiliates	468	720	228	3
Adjustment to rail usage charges for prior years (Note 1 (8))	—	—	(25,839)	—
Amortization of prior service cost (Note 1 (9))	—	—	(26,278)	—
Repair costs for elevated railroads of the Sanyo Shinkansen Line (Note 6)	—	(15,872)	—	—
Other, net	3,370	34,565	57,030	28
	(45,013)	(34,403)	(56,693)	(378)
Income before Income Taxes and Minority Interests	77,622	83,246	55,184	652
Income Taxes (Note 11):				
Current	44,453	48,366	37,179	373
Deferred	(9,934)	(14,156)	(13,957)	(83)
	34,519	34,209	23,221	290
Income before Minority Interests	43,102	49,036	31,962	362
Minority Interests	(1,458)	(3,499)	(1,001)	(12)
Net Income	¥ 41,644	¥ 45,537	¥ 30,961	$ 349

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years ended March 31, 2003, 2002 and 2001

West Japan Railway Company

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars (Note 1)
	2003	2002	2001	2003
Common Stock:				
Balance at beginning and end of year	¥100,000	¥100,000	¥100,000	$ 840
Capital Surplus:				
Balance at beginning and end of year	¥ 55,000	¥ 55,000	¥ 55,000	$ 462
Retained Earnings:				
Balance at beginning of year	¥250,513	¥214,990	¥193,847	$2,105
Add:				
Net income	41,644	45,537	30,961	349
Increase in retained earnings resulting from:				
Change in ownership ratio of consolidated subsidiaries	—	—	279	—
Merger of a consolidated and an unconsolidated subsidiary	—	106	—	—
Appropriations:				
Cash dividends	(10,000)	(10,000)	(10,000)	(84)
Bonuses to directors and statutory auditors	(151)	(120)	(97)	(1)
Decrease in retained earnings resulting from:				
Initial inclusion of a subsidiary in consolidation	(46)	—	—	(0)
Change in ownership ratio of a consolidated subsidiary	(264)	—	—	(2)
Balance at end of year	¥281,695	¥250,513	¥214,990	$2,367
Net Unrealized Holding Gain on Securities:				
Balance at beginning of year	¥ 5,966	¥ 43,654	¥ —	$ 50
Increase resulting from initial adoption of accounting standard for financial instruments (Note 1 (3))	—	—	43,654	—
Net change	(1,777)	(37,688)	—	(14)
Balance at end of year	¥ 4,188	¥ 5,966	¥ 43,654	$ 35

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended March 31, 2003, 2002 and 2001

West Japan Railway Company	Millions of yen 2003	Millions of yen 2002	Millions of yen 2001	Millions of U.S. dollars (Note 1) 2003
Cash Flows from Operating Activities				
Income before income taxes and minority interests	¥ 77,622	¥ 83,246	¥ 55,184	$ 652
Adjustments for:				
Depreciation and amortization	113,040	115,160	120,045	949
Loss on deduction of contributions received for construction from acquisition costs of property, plant and equipment	29,593	28,837	34,238	248
Loss on disposal of property, plant and equipment	8,603	9,284	10,129	72
Loss on write-downs of investments in securities	3,509	9,072	8,233	29
Amortization of goodwill arising from consolidation	50	(530)	(972)	0
Increase in allowance for doubtful accounts	138	818	184	1
(Decrease) increase in accrued retirement benefits	(14,836)	(40,302)	26,273	(124)
Decrease in accrued bonuses	(2,094)	(622)	(1,358)	(17)
(Decrease) increase in other accruals	(5,864)	9,813	—	(49)
Interest and dividend income	(298)	(562)	(1,334)	(2)
Interest expense	49,151	54,380	63,169	413
Equity in earnings of affiliates	(468)	(720)	(228)	(3)
Gain on contributions received for construction	(29,944)	(30,963)	(34,700)	(251)
Decrease (increase) in notes and accounts receivable	5,893	3,925	(8,059)	49
(Increase) decrease in inventories	(1,761)	302	449	(14)
Increase (decrease) in notes and accounts payable	3,892	(4,990)	32,093	32
(Decrease) increase in accrued consumption tax	(3,287)	(915)	3,139	(27)
Other	(2,677)	(43,465)	(55,426)	(22)
Subtotal	230,263	191,767	251,062	1,934
Interest and dividend income received	349	560	1,091	2
Interest paid	(49,481)	(54,713)	(64,258)	(415)
Income taxes paid	(50,909)	(38,129)	(49,226)	(427)
Income taxes refunded	—	105	114	—
Net Cash Provided by Operating Activities	130,222	99,590	138,784	1,094
Cash Flows from Investing Activities				
Payments for time deposits with a maturity of more than three months	(0)	(3,530)	(1,407)	(0)
Proceeds from time deposits with a maturity of more than three months	379	5,328	2,813	3
Purchases of property, plant and equipment	(137,715)	(120,277)	(111,693)	(1,157)
Proceeds from sales of property, plant and equipment	5,750	7,333	1,786	48
Contributions received for construction	42,515	41,658	47,465	357
Increase in investments in securities	(2,302)	(867)	(1,411)	(19)
Proceeds from sales of investments in securities	3,847	87,735	72,589	32
Net increase in cash and cash equivalents arising from investment in an initially consolidated subsidiary	25,036	—	—	210
Payments on long-term loans receivable	(250)	(795)	(462)	(2)
Collection of long-term loans receivable	519	313	545	4
Other	(1,171)	893	(822)	(9)
Net Cash (Used in) Provided by Investing Activities	(63,392)	17,790	9,403	(532)
Cash Flows from Financing Activities				
Decrease in short-term loans	(4,156)	(6,182)	(488)	(34)
Proceeds from long-term loans	24,700	39,117	16,415	207
Proceeds from issuance of bonds	—	15,000	—	—
Redemption of bonds	—	—	(14,960)	—
Repayment of long-term loans	(43,374)	(72,856)	(81,001)	(364)
Repayment of long-term payables	(38,571)	(108,961)	(33,765)	(324)
Payments for retirement of shares of subsidiaries	—	—	(428)	—
Cash dividends paid to the Company's shareholders	(10,015)	(10,009)	(10,017)	(84)
Cash dividends paid to minority shareholders of consolidated subsidiaries	(125)	(125)	(116)	(1)
Other	—	(23,178)	(8,933)	—
Net Cash Used in Financing Activities	(71,543)	(167,196)	(133,297)	(601)
Net (Decrease) Increase in Cash and Cash Equivalents	(4,713)	(49,814)	14,890	(39)
Cash and Cash Equivalents at Beginning of Year	94,023	143,781	128,891	790
Increase in Cash and Cash Equivalents Arising from:				
Merger of a consolidated and an unconsolidated subsidiary	—	56	—	—
Cash and Cash Equivalents at End of Year (Note 2)	¥ 89,310	¥ 94,023	¥143,781	$ 750

See accompanying notes to consolidated financial statements.

1. Basis of Financial Statements and Summary of Significant Accounting Policies

Basis of Financial Statements

The accompanying consolidated financial statements of West Japan Railway Company (the "Company") and its consolidated subsidiaries have been prepared in accordance with accounting principles and practices generally accepted and applied in Japan, which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan, and have been compiled from those prepared by the Company as required under the Securities and Exchange Law of Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

The accompanying consolidated financial statements are stated in yen, the currency of the country in which the Company and its consolidated subsidiaries are incorporated and operate. The translation of yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at ¥119 = U.S.$1.00, the exchange rate prevailing on March 31, 2003. This translation should not be construed as a representation that yen can be converted into U.S. dollars at the above or any other rate.

As permitted, amounts of less than one million yen are omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and in U.S. dollars) do not necessarily agree with the sum of the individual amounts.

Summary of Significant Accounting Policies

(1) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all significant subsidiaries over which substantial control is exerted either through majority ownership of voting stock and/or by other means. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments in affiliates (companies over which the Company has the ability to exercise significant influence) are stated at cost plus equity in their undistributed earnings or losses. Consolidated net income includes the Company's equity in the current net income or loss of such companies after the elimination of unrealized intercompany profits.

All assets and liabilities of the subsidiaries are revaluated on acquisition, if applicable. The difference, not significant in amount, between the cost of investments in subsidiaries and the equity in their net assets at the date of acquisition is amortized over a period of five years on a straight-line basis.

The balance sheet date of one consolidated subsidiary is December 31. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from January 1 through March 31 have been adjusted, if necessary.

(2) Cash equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash on hand, deposits with banks withdrawable on demand and short-term investments which are readily convertible to cash subject to an insignificant risk of any change in their value and which were purchased with an original maturity of three months or less.

(3) Investments in securities

Up to the year ended March 31, 2000, investments in securities were stated at cost determined primarily by the moving average method. Effective April 1, 2000, the Company and its consolidated subsidiaries adopted a new accounting standard for financial instruments. Investments in marketable securities are stated at fair value, and net unrealized holding gain or loss on such securities is accounted for as a separate component of shareholders' equity. Investments in non-marketable securities are stated at cost based on the moving average method. The effect of this change in method of accounting was that income before income taxes and minority interests increased by ¥1,145 million for the year ended March 31, 2001.

(4) Derivative financial instruments

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted a new accounting standard for financial instruments. Derivative financial instruments are stated at fair value.

(5) Inventories

Inventories are stated at cost, which is primarily determined by the following methods:

Merchandise inventories:	the last purchase price method or the retail cost method;
Real estate for sale and contracts in process:	the individual identification method;
Rails, materials and supplies:	the moving average method.

(6) Property, plant and equipment

Property, plant and equipment is stated at cost (see Note 6). Depreciation is primarily determined by the declining-balance method at rates based on the estimated useful lives of the respective assets, except for certain railway fixtures included in buildings and structures whose initial acquisition costs have been depreciated to a book value of 50% of their original costs, with the proviso that any replacement costs are to be charged to income.

(7) Leases
The Company and its consolidated subsidiaries lease certain equipment under noncancelable leases referred to as finance leases. Finance leases other than those which transfer the ownership of the leased property to the lessee are accounted for as operating leases.

(8) Long-term accrued rail usage charges
Up to the year ended March 31, 2000, the Company expensed the rail usage charges for the JR Tozai Line payable to Kansai Rapid Railway Co., Ltd. at a periodic payment amount scheduled to increase by 10% every three years. As an economic recovery in Japan is not foreseeable and the population of students along this line has recently been decreasing, the Company is unable to expect any increase in revenue from the line to offset the corresponding increase in expenses. Thus, effective April 1, 2000, the Company began expensing rail usage charges at an amount allocated evenly over the thirty-year period of the rental agreement.

The difference between payments and expenses for the year ended March 31, 2001 was recorded under operating expenses and that for the prior years was reflected as "adjustment to rail usage charges for prior years" in the consolidated statement of income for the year ended March 31, 2001. The cumulative difference at the year end was recorded as "long-term accrued rail usage charges" in the consolidated balance sheets at March 31, 2001. As a result, income before income taxes and minority interests for the year ended March 31, 2001 decreased by ¥33,338 million.

(9) Accrued retirement benefits
The Company and its consolidated subsidiaries have lump-sum severance and retirement benefit plans and tax-qualified pension plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amounts of which are determined by reference to their basic rates of pay, length of service and the conditions under which termination of employment occurs. Up to the year ended March 31, 2000, the liability for such benefits was stated at 40% of the amount which would be required to be paid under the internal rules of the Company and its consolidated subsidiaries if all eligible employees voluntarily terminated their employment at the balance sheet date.

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted a new accounting standard for retirement benefits. Accrued retirement benefits for employees at March 31, 2001 were provided at an amount calculated based on an estimate of the retirement benefit obligation. The transition difference of ¥321,242 million arising from the initial adoption of this new accounting standard is being amortized principally over a ten-year period.

Prior service cost of ¥26,336 million was incurred as an amendment to the employees' early retirement plan and was expensed as "amortization of prior service cost" for the year ended March 31, 2001.

Actuarial gain or loss is amortized commencing the year following the year in which the gain or loss is recognized by the straight-line method principally over a ten-year period, which is shorter than the average remaining years of service of the eligible employees. The effect of this change in method of accounting was that operating income increased by ¥3,343 million and income before income taxes and minority interests decreased by ¥25,875 million for the year ended March 31, 2001.

(10) Shortfall in pension reserve
In accordance with a revision to the National Welfare Pension Law and the related regulations, employers became obligated to make up any shortfall in the pension reserve transferred from the Japan Railways Group Mutual Aid Association Annuity Plan to the National Welfare Pension Plan. The Company and certain consolidated subsidiaries were thus required to provide ¥43,412 million to cover the shortfall in the pension reserve transferred, and they amortized this amount by the straight-line method over a five-year period which commenced on April 1, 1997. The unamortized balance was included in other assets.

(11) Income taxes
Deferred income taxes are recognized by the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

(12) Provision for loss on guarantees
The provision for loss on guarantees is provided for payments related to guaranteed obligations. The amount is estimated based on the financial condition of the guaranteed companies.

(13) Hedge accounting
Under the new accounting standard for financial instruments adopted effective April, 1, 2000, gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged items is recognized. Derivatives such as forward foreign exchange contracts and interest-rate swaps are utilized to manage foreign currency risk and interest-rate risk. Forward foreign exchange contracts which meet certain conditions are accounted for by the allocation method which requires that recognized foreign currency receivables or payables be translated at the corresponding forward foreign exchange contract rates. Interest-rate swaps which meet certain conditions are accounted for as if the interest rates applied to the interest-rate swaps had originally applied to the underlying debt and others.

2. Cash and Cash Equivalents

The balances of cash reflected in the consolidated balance sheets at March 31, 2003, 2002 and 2001 are reconciled to the balances of cash and cash equivalents as presented in the consolidated statements of cash flows for the years then ended as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2003	2002	2001	2003
Cash	¥90,016	¥94,361	¥ 92,557	$756
Time deposits with an original maturity in excess of three months included in cash	(706)	(384)	(2,182)	(5)
Money management funds and bond investment funds with an original maturity in excess of three months included in marketable securities	—	45	46,108	—
Securities purchased under resale agreements included in prepaid expenses and other current assets	—	—	7,298	—
Cash and cash equivalents	¥89,310	¥94,023	¥143,781	$750

3. Investments in Securities

The new accounting standard for financial instruments, which became effective April 1, 2000, requires that, except for investments in unconsolidated subsidiaries and affiliates, all applicable investments be classified as trading securities, held-to-maturity securities or other securities. The Company and its consolidated subsidiaries did not have any investments classified as trading securities or held-to-maturity securities at March 31, 2003, 2002 or 2001. The standard further requires that other securities be stated at fair value, with unrealized holding gain or loss reported as a separate component of shareholders' equity, net of deferred income taxes.

Information regarding investments in marketable securities at March 31, 2003, 2002 and 2001 is as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
	2003	2003	2003	2002	2002	2002
	Acquisition costs	Carrying value	Unrealized gain (loss)	Acquisition costs	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition costs:						
Equity securities	¥ 1,637	¥10,316	¥8,679	¥ 2,862	¥13,997	¥11,134
Debt securities:						
Government bonds	4,013	4,017	4	4,010	4,017	6
Subtotal	5,650	14,334	8,684	6,873	18,014	11,141
Securities whose carrying value does not exceed their acquisition costs:						
Equity securities	7,163	5,858	(1,304)	9,367	8,867	(499)
Debt securities:						
Government bonds	19	19	(0)	—	—	—
Subtotal	7,183	5,878	(1,304)	9,367	8,867	(499)
Total	¥12,833	¥20,213	¥7,379	¥16,241	¥26,882	¥10,641

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars	Millions of U.S. dollars	Millions of U.S. dollars
	2001	2001	2001	2003	2003	2003
	Acquisition costs	Carrying value	Unrealized gain (loss)	Acquisition costs	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition costs:						
Equity securities	¥16,704	¥ 97,161	¥80,456	$ 13	$ 86	$ 72
Debt securities:						
Government bonds	4,723	4,825	102	33	33	0
Subtotal	21,428	101,986	80,558	47	120	72
Securities whose carrying value does not exceed their acquisition costs:						
Equity securities	15,680	12,872	(2,807)	60	49	(10)
Debt securities:						
Government bonds	10	10	(0)	0	0	(0)
Subtotal	15,690	12,882	(2,807)	60	49	(10)
Total	¥37,118	¥114,869	¥77,751	$107	$169	$ 62

Sales of investments in securities for the years ended March 31, 2003, 2002 and 2001 are summarized as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2003	2002	2001	2003
Sales	¥3,847	¥87,735	¥72,589	$32
Aggregate gain	1,852	68,488	62,900	15
Aggregate loss	574	79	72	4

At March 31, 2003, the redemption schedule for investments in securities by maturity date was as follows:

	Millions of yen	Millions of yen	Millions of U.S. dollars	Millions of U.S. dollars
	2003	2003	2003	2003
	Due in one year or less	Due after one year through five years	Due in one year or less	Due after one year through five years
Government bonds	¥—	¥4,037	$—	$33
Corporate bonds	2	5	0	0
	¥ 2	¥4,042	$ 0	$33

The carrying value of investments in non-marketable securities at March 31, 2003, 2002 and 2001 was as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2003	2002	2001	2003
Unlisted equity securities	¥5,138	¥5,836	¥ 5,659	$43
Money management funds	—	—	45,074	—
Bond investment funds	—	107	1,605	—
Other	7	54	924	0
	¥5,145	¥5,999	¥53,264	$43

4. Inventories

Inventories at March 31, 2003, 2002 and 2001 consisted of the following:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2003	2002	2001	2003
Real estate for sale	¥ 85	¥ 121	¥ 711	$ 0
Rails, materials, supplies, merchandise and contracts in process	13,903	11,908	11,556	116
	¥13,988	¥12,030	¥12,267	$117

5. Investments in Unconsolidated Subsidiaries and Affiliates

Investments in unconsolidated subsidiaries and affiliates at March 31, 2003, 2002 and 2001 consisted of the following:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2003	2002	2001	2003
Investments in:				
Unconsolidated subsidiaries	¥ 4,920	¥ 2,240	¥ 2,421	$ 41
Affiliates	29,588	26,579	26,085	248
	¥34,508	¥28,820	¥28,507	$289

6. Property, Plant and Equipment

Contributions for the construction of railway facilities granted by national and municipal governments and others are directly deducted from the acquisition costs of the related fixed assets in accordance with the Corporation Tax Law. Compensations for expropriation of properties received from national and municipal governments and others are also directly deducted from the acquisition costs of properties to replace properties expropriated in accordance with the Corporation Tax Law.

The contributions deducted from property, plant and equipment for the years ended March 31, 2003 and 2002 were ¥29,593 million ($248 million) and ¥23,748 million, respectively. The accumulated contributions deducted from property, plant and equipment at March 31, 2003 amounted to ¥356,267 million ($2,993 million).

The compensations deducted from property, plant and equipment to replace properties expropriated for the years ended March 31, 2003 and 2002 totaled ¥6,189 million ($52 million) and ¥5,089 million, respectively.

The Company plans to repair the elevated railroads of the Sanyo Shinkansen Line during the period from April 1, 2001 to March 31, 2004 based on the recommendations of the Investigation Committee on the Sanyo Shinkansen Concrete Structures. The Company had recorded an accrual for the projected costs of ¥9,650 million at March 31, 2002 and charged this provision to income for the year then ended as a component of the repair costs for the elevated railroads of the Sanyo Shinkansen Line of ¥15,872 million, which is reflected under other expenses in the accompanying consolidated statement of income for the year ended March 31, 2002.

7. Short-Term Loans and Long-Term Debt

Short-term loans principally represent loans on deeds due within one year. The annual interest rates applicable to such loans outstanding at March 31, 2003, 2002 and 2001 ranged from 0.22% to 1.38%, from 0.28% to 2.25% and from 0.35% to 2.13%, respectively.

Long-term debt at March 31, 2003, 2002 and 2001 is summarized as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2003	2002	2001	**2003**
Secured West Japan Railway bonds, payable in yen, at rates ranging from 1.53% to 3.45%, due from 2007 through 2019	**¥200,000**	¥200,000	¥200,000	**$1,680**
Unsecured 2.28% West Japan Railway bonds, payable in yen, due 2022	**15,000**	15,000	—	**126**
Unsecured loans from the Development Bank of Japan, payable in yen, at rates ranging from 0.0% to 8.5%, due in installments from 2004 through 2021	**117,381**	128,423	138,128	**986**
Unsecured loans from banks and insurance companies, payable in yen, at rates ranging from 0.6% to 4.09%, due in installments from 2004 through 2012	**235,409**	247,201	268,936	**1,978**
Secured loans from the Development Bank of Japan, payable in yen, at rates ranging from 3.25% to 5.2%, due in installments from 2004 through 2019	**9,927**	10,577	11,345	**83**
Secured 1.89% loans from banks and insurance companies, payable in yen, due in installments from 2004 through 2005	**25**	61	1,592	**0**
Other	**11,710**	10,810	10,810	**98**
	589,452	612,073	630,812	**4,953**
Less current portion	**(55,927)**	(45,670)	(72,160)	**(469)**
	¥533,524	¥566,402	¥558,652	**$4,483**

All the secured bonds are secured by statutory preferential rights over the entire property of the Company.

The aggregate annual maturities of long-term debt subsequent to March 31, 2003 are summarized as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2004	¥ 55,927	$ 469
2005	63,748	535
2006	32,788	275
2007	115,027	966
2008	46,994	394
2009 and thereafter	274,965	2,310
	¥589,452	$4,953

8. Pledged Assets

Assets pledged as collateral for long-term loans, including the current portion of long-term loans, at March 31, 2003 were as follows:

	Millions of yen	Millions of U.S. dollars
	2003	2003
Bank deposits included in cash	¥ 230	$ 1
Buildings and structures	34,838	292
Land	927	7
Investments in other securities	266	2
	¥36,262	$304

Indebtedness secured by such collateral at March 31, 2003 was as follows:

	Millions of yen	Millions of U.S. dollars
	2003	2003
Short-term loans	¥ 600	$ 5
Long-term loans	9,228	77
Current portion of long-term loans	724	6
Other long-term liabilities	2,297	19
	¥12,849	$107

In addition, the entire property of the Company is subject to statutory preferential rights for the security of all secured bonds.

9. Long-Term Payables

Long-term payables at March 31, 2003, 2002 and 2001 are summarized as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2003	2002	2001	2003
Unsecured payables to the Corporation for Advanced Transport & Technology:				
Variable interest portion, due in installments from 2004 through 2017	¥409,368	¥443,123	¥470,991	$3,440
Fixed interest portion at 6.35% and 6.55%, due in installments from 2004 through 2052	190,798	191,119	271,664	1,603
Other	11,095	11,644	12,192	93
	611,262	645,887	754,848	5,136
Less current portion	(35,488)	(34,708)	(34,772)	(298)
	¥575,774	¥611,178	¥720,076	$4,838

On October 1, 1991, the Company purchased Sanyo Shinkansen's facilities from the Shinkansen Holding Corporation ("SHC") for the total price of ¥974,111 million. The Company is currently liable to the Corporation for Advanced Transport & Technology ("CATT") for this purchase. In accordance with the purchase agreement, the interest rate applied to the variable interest portion of the payables for each fiscal year will be adjusted every year to a weighted-average interest rate to be determined based on the interest rate of certain of CATT's long-term debt (as defined in the purchase agreement) assumed from SHC and outstanding as of April 1 of each respective year. The variable interest rates for the years ended March 31, 2003, 2002 and 2001 were 4.68%, 4.80% and 4.89%, respectively.

The aggregate annual maturities of long-term payables subsequent to March 31, 2003 are summarized as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2004	¥ 34,488	$ 298
2005	37,608	316
2006	38,550	323
2007	35,986	302
2008	22,474	188
2009 and thereafter	441,154	3,707
	¥611,262	$5,136

10. Research and Development Costs

Research and development costs are expensed in the year in which such costs are incurred. These amounted to ¥6,089 million ($51 million), ¥5,385 million and ¥4,994 million for the years ended March 31, 2003, 2002 and 2001, respectively.

11. Income Taxes

The aggregate statutory tax rate applicable to the Company and its consolidated subsidiaries was approximately 42.24% for the years ended March 31, 2003, 2002 and 2001.

The effective tax rate reflected in the consolidated statement of income for the year ended March 31, 2003 differs from the statutory tax rate for the following reasons:

	2003
Statutory tax rate	42.24%
Permanent non-deductible expenses	0.54
Decrease in deferred tax assets at March 31, 2003 resulting from the change in statutory tax rate	2.49
Per capita portion of inhabitants' taxes	(0.80)
Effective tax rate	44.47%

The significant components of deferred tax assets and liabilities of the Company and its consolidated subsidiaries at March 31, 2003, 2002 and 2001 are summarized as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2003	2002	2001	**2003**
Deferred tax assets:				
Accrued bonuses included in accrued expenses	**¥13,534**	¥11,590	¥ 8,858	**$113**
Accrued enterprise tax included in accrued income taxes	**2,261**	2,918	1,908	**19**
Accrued retirement benefits	**38,548**	28,344	26,981	**323**
Adjustments to the JR Tozai Line rail usage charges for prior years	**19,120**	17,249	14,081	**160**
Unrealized gain on property, plant and equipment	**5,142**	3,890	3,583	**43**
Tax loss carryforward	**3,565**	5,897	10,179	**29**
Other	**7,528**	8,789	3,805	**63**
Gross deferred tax assets	**89,700**	78,680	69,398	**753**
Valuation allowance	**(1,118)**	(3,276)	(6,710)	**(9)**
Total deferred tax assets	**88,582**	75,404	62,688	**744**
Deferred tax liabilities:				
Unrealized holding gain on securities	**(3,008)**	(4,484)	(32,824)	**(25)**
Contributions for construction deducted from acquisition costs of property, plant and equipment	**(3,225)**	(2,965)	(911)	**(27)**
Gain on valuation of consolidated subsidiaries	**(1,244)**	(808)	(808)	**(10)**
Other	**(916)**	(887)	(4,381)	**(7)**
Total deferred tax liabilities	**(8,395)**	(9,146)	(38,926)	**(70)**
Deferred tax assets, net	**¥80,187**	¥66,258	¥23,762	**$673**

In accordance with a law on amendments to local tax laws, etc. announced on March 31, 2003, the Company and its consolidated subsidiaries applied a statuary tax rate of 40.84% to the calculation of deferred tax assets and liabilities at March 31, 2003, which are expected to be reversed on April 1, 2004 and thereafter. The effect of this change in the statutory tax rate applied was to decrease deferred tax assets, net of deferred tax liabilities, at March 31, 2003 by ¥1,820 million ($15 million) and to increase income taxes–deferred for the year ended March 31, 2003 and net unrealized holding gain on securities at March 31, 2003 by ¥1,935 million ($16 million) and ¥114 million ($0 million), respectively.

12. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2003, 2002 and 2001, which would have been reflected in the balance sheets if finance lease accounting had been applied to the finance leases under which the Company and its consolidated subsidiaries are lessees and which are currently accounted for as operating leases:

	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
	2003	2003	2003	2002	2002	2002
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Leased property:						
Machinery, equipment and vehicles	¥ 146	¥ 59	¥ 87	¥ 211	¥ 111	¥100
Tools, furniture and fixtures	5,617	3,257	2,360	1,910	1,186	724
Software included in other assets	503	186	317	—	—	—
	¥6,268	¥3,503	¥2,764	¥2,122	¥1,298	¥824

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars	Millions of U.S. dollars	Millions of U.S. dollars
	2001	2001	2001	2003	2003	2003
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Leased property:						
Machinery, equipment and vehicles	¥ 186	¥ 114	¥ 72	$ 1	$ 0	$ 0
Tools, furniture and fixtures	2,349	1,300	1,048	47	27	19
Software included in other assets	—	—	—	4	1	2
	¥2,535	¥1,414	¥1,120	$52	$29	$23

Lease payments relating to finance leases accounted for as operating leases for the years ended March 31, 2003, 2002 and 2001 totaled ¥240 million ($2 million), ¥405 million and ¥543 million, respectively. These amounts are equal to the depreciation expense of the leased assets computed by the straight-line method over the respective lease terms.

Future minimum lease payments (including the interest portion thereon) subsequent to March 31, 2003 for finance leases accounted for as operating leases are summarized as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2004	¥1,015	$ 8
2005 and thereafter	1,749	14
	¥2,764	$23

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2003, 2002 and 2001 for finance lease transactions in which a consolidated subsidiary of the Company is the lessor and which are currently accounted for as operating leases:

	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
	2003	**2003**	**2003**	2002	2002	2002
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Leased property:						
Machinery, equipment and vehicles	**¥1,411**	**¥ 298**	**¥1,112**	¥ 743	¥ 165	¥ 577
Tools, furniture and fixtures	**2,963**	**1,447**	**1,516**	2,604	1,191	1,412
	¥4,374	**¥1,745**	**¥2,628**	¥3,347	¥1,357	¥1,989

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars	Millions of U.S. dollars	Millions of U.S. dollars
	2001	2001	2001	**2003**	**2003**	**2003**
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Leased property:						
Machinery, equipment and vehicles	¥ 271	¥ 90	¥ 181	**$11**	**$ 2**	**$ 9**
Tools, furniture and fixtures	2,584	1,179	1,404	**24**	**12**	**12**
	¥2,856	¥1,270	¥1,586	**$36**	**$14**	**$22**

Lease receipts relating to finance leases accounted for as operating leases for the years ended March 31, 2003, 2002 and 2001 were ¥770 million ($6 million), ¥616 million and ¥559 million, respectively. Depreciation of the leased assets for the years ended March 31, 2003, 2002 and 2001, which was computed by the straight-line method over the respective lease terms, amounted to ¥691 million ($5 million), ¥559 million and ¥491 million, respectively.

Future minimum lease receipts (including the interest portion thereon) subsequent to March 31, 2003 for finance leases accounted for as operating leases are summarized as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2004	¥ 794	$ 6
2005 and thereafter	2,299	19
	¥3,093	$25

13. Retirement Benefit Plans

The funded and accrued status of the retirement benefit plans of the Company and its consolidated subsidiaries and the amounts recognized in the consolidated balance sheets at March 31, 2003, 2002 and 2001 are summarized as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2003	2002	2001	**2003**
Retirement benefit obligation	**¥(448,995)**	¥(468,500)	¥(509,445)	**$(3,773)**
Plan assets at fair value	**8,780**	3,156	3,426	**73**
Unfunded retirement benefit obligation	**(440,214)**	(465,343)	(506,018)	**(3,699)**
Unrecognized net retirement benefit obligation at transition	**225,188**	245,208	275,859	**1,892**
Unrecognized actuarial loss (gain)	**33,241**	29,532	(999)	**279**
Unrecognized prior service cost	**38**	42	46	**0**
Net retirement benefit obligation	**(181,745)**	(190,560)	(231,112)	**(1,527)**
Prepaid pension cost	**17**	250	—	**0**
Accrued retirement benefits	**¥(181,763)**	¥(190,811)	¥(231,112)	**$(1,527)**

The components of retirement benefit expenses for the years ended March 31, 2003, 2002 and 2001 are outlined as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2003	2002	2001	**2003**
Service cost	**¥17,199**	¥17,597	¥18,377	**$144**
Interest cost	**9,238**	15,013	15,313	**77**
Expected return on plan assets	**(55)**	(73)	(75)	**(0)**
Amortization of net retirement benefit obligation at transition	**30,651**	30,651	33,118	**257**
Amortization of actuarial loss	**3,251**	146	16	**27**
Amortization of prior service cost	**163**	4	26,277	**1**
	¥60,448	¥63,340	¥93,027	**$507**

The assumptions used in accounting for the above retirement benefit plans were as follows:

	2003	2002	2001
Discount rates	Principally 2.0%	Principally 2.0%	Principally 3.0%
Expected rate of return on plan assets	Principally 3.5%	Principally 3.0%	Principally 3.0%

14. Shareholders' Equity

The Commercial Code of Japan provides that an amount equivalent to at least 10% of cash dividends and bonuses paid to directors and statutory auditors and exactly 10% of interim cash dividends paid be appropriated to the legal reserve until the sum of additional paid-in capital and the legal reserve equals 25% of common stock. The Code also provides that neither additional paid-in capital nor the legal reserve is available for dividends but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors. The Code further stipulates that, to the extent that the sum of the additional paid-in capital account and the legal reserve exceeds 25% of the common stock account, the amount of any such excess is available for appropriation by resolution of the shareholders. The Company's legal reserve, which is included in retained earnings, amounted to ¥11,327 million ($95 million) at March 31, 2003 and 2002 and ¥10,820 million at March 31, 2001.

Effective April 1, 2002, the Company and its consolidated subsidiaries adopted a new accounting standard for treasury stock and reversal of legal reserves. The effect of the adoption of this standard on the consolidated results of their operations for the year ended March 31, 2003 was nil.

In accordance with the revised regulations on consolidated financial statements, additional paid-in capital reported in shareholders' equity in previous years has been presented as capital surplus at March 31, 2002 and 2001.

15. Contingent Liabilities

At March 31, 2003, the Company was contingently liable for an in-substance defeasance on bonds in the amount of ¥20,000 million ($168 million).

In addition, at March 31, 2003, the Company and its consolidated subsidiaries were contingently liable for guarantees of loans to companies other than consolidated subsidiaries in the aggregate amount of ¥1,392 million ($11 million).

16. Amounts per Share

Amounts per share at March 31, 2003, 2002 and 2001 and for the years then ended were as follows:

	Yen	Yen	Yen	U.S. dollars
	2003	2002	2001	**2003**
Net assets	**¥220,284.84**	¥205,740.04	¥206,822.51	**$1,851**
Net income	**20,740.12**	22,768.68	15,480.62	**174**
Cash dividends	**5,000.00**	5,000.00	5,000.00	**42**

Until the year ended March 31, 2002, net assets per share were computed based on the net assets reported in the consolidated balance sheets and the number of shares of common stock outstanding at each balance sheet date. Net income per share was computed based on the net income reported in the consolidated statements of income and the weighted average number of shares of common stock outstanding during each year.

In accordance with a new accounting standard for earnings per share which became effective April 1, 2002, net assets per share at March 31, 2003 were computed based on the net assets available for distribution to the shareholders and the number of shares of common stock outstanding at the year end. Net income per share was computed based on the net income available for distribution to shareholders of common stock and the weighted average number of shares of common stock outstanding during the year. If the new method of computation had been followed for the year ended March 31, 2002, net assets per share and net income per share would have been ¥205,592.37 and ¥22,703.62, respectively.

Cash dividends per share represent the cash dividends proposed by the Board of Directors as applicable to the respective years together with the interim cash dividends paid.

17. Derivatives

The Company and its consolidated subsidiaries enter into various transactions involving derivative financial instruments in order to manage the risk arising from adverse fluctuation in foreign currency exchange rates and interest rates. These transactions include currency swaps, interest-rate swaps and forward foreign exchange contracts; however, they do not include speculative transactions which entail high levels of risk.

The counterparties to these derivatives positions are limited to financial institutions with high credit ratings.

The Company and its consolidated subsidiaries enter into these derivatives transactions as components of their operations related to the financing and procurement of goods and to the touring business. They make deals with the counterparties based on resolutions or approvals as required by the internal rules of each company. The accounting departments or other management departments manage the related risk.

Disclosure of fair value information on derivatives has been omitted because all positions have been accounted for by hedge accounting.

On December 20, 2000, the Company concluded an agreement to sell the Company's investment in shares of Japan Telecom Co., Ltd. As the Company had not delivered half of the 54,896 shares to be sold at March 31, 2001, the Company valued them at fair value as a forward contract under the new accounting standard in Note 1 (4). The Company included the difference of ¥9,881 million between the selling price and the market price of these shares in other income for the year ended March 31, 2001. The Company delivered the physical share certificates and received compensation on April 12, 2001. This difference was included in the effect of the adoption of the new accounting standard for financial instruments described in Note 1 (3).

18. Segment Information

The Company and its consolidated subsidiaries are primarily engaged in railway, ferry, bus and other transportation services. They also engage in other activities such as wholesale and retail sales and the real estate business.

The business segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2003, 2002 and 2001 is outlined as follows:

Year ended March 31, 2003	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
	Transportation	Sales of Goods and Food Services	Real Estate Business	Other	Total	Eliminations	Consolidated
I. Operating revenues and income:							
Operating revenues from third parties	¥ 831,521	¥193,083	¥ 57,265	¥ 83,700	¥1,165,571	¥ —	¥1,165,571
Intergroup operating revenues and transfers	15,638	34,491	11,004	107,299	168,434	(168,434)	—
Total sales	847,160	227,574	68,270	191,000	1,334,006	(168,434)	1,165,571
Operating expenses	753,895	223,239	52,149	181,516	1,210,801	(167,865)	1,042,935
Operating income	¥ 93,265	¥ 4,335	¥ 16,120	¥ 9,483	¥ 123,205	¥ (569)	¥ 122,636
II. Assets, depreciation and capital expenditures:							
Total assets	¥1,820,808	¥ 67,267	¥292,546	¥260,662	¥2,441,285	¥ (8,571)	¥2,432,713
Depreciation	93,237	2,036	12,031	5,734	113,040	—	113,040
Capital expenditures	116,554	4,059	7,564	8,874	137,052	—	137,052

Year ended March 31, 2002	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
	Transportation	Sales of Goods and Food Services	Real Estate Business	Other	Total	Eliminations	Consolidated
I. Operating revenues and income:							
Operating revenues from third parties	¥ 852,188	¥195,262	¥ 57,693	¥ 85,464	¥1,190,610	¥ —	¥1,190,610
Intergroup operating revenues and transfers	16,010	32,342	11,228	100,174	159,756	(159,756)	—
Total sales	868,199	227,605	68,922	185,639	1,350,366	(159,756)	1,190,610
Operating expenses	779,797	222,829	53,559	175,821	1,232,007	(159,047)	1,072,960
Operating income	¥ 88,401	¥ 4,776	¥ 15,363	¥ 9,817	¥ 118,358	¥ (708)	¥ 117,649
II. Assets, depreciation and capital expenditures:							
Total assets	¥1,843,979	¥ 64,903	¥302,942	¥209,386	¥2,421,212	¥ (4,424)	¥2,416,787
Depreciation	95,946	1,966	11,620	5,626	115,160	—	115,160
Capital expenditures	104,459	2,307	7,188	6,308	120,264	—	120,264

Year ended March 31, 2001	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
	Transportation	Sales of Goods and Food Services	Real Estate Business	Other	Total	Eliminations	Consolidated
I. Operating revenues and income:							
Operating revenues from third parties	¥ 863,284	¥192,231	¥ 56,881	¥ 83,118	¥1,195,516	¥ —	¥1,195,516
Intergroup operating revenues and transfers	15,944	26,554	10,939	93,383	146,822	(146,822)	—
Total sales	879,229	218,786	67,821	176,501	1,342,338	(146,822)	1,195,516
Operating expenses	792,556	214,963	54,459	168,396	1,230,375	(146,736)	1,083,638
Operating income	¥ 86,673	¥ 3,823	¥ 13,361	¥ 8,105	¥ 111,963	¥ (85)	¥ 111,877
II. Assets, depreciation and capital expenditures:							
Total assets	¥1,874,980	¥ 64,616	¥316,922	¥222,923	¥2,479,443	¥ 96,858	¥2,576,301
Depreciation	100,036	2,075	12,000	5,934	120,045	—	120,045
Capital expenditures	101,005	1,636	5,456	8,775	116,873	—	116,873

Year ended March 31, 2003	Millions of U.S. dollars	Millions of U.S. dollars	Millions of U.S. dollars	Millions of U.S. dollars	Millions of U.S. dollars	Millions of U.S. dollars	Millions of U.S. dollars
	Transportation	Sales of Goods and Food Services	Real Estate Business	Other	Total	Eliminations	Consolidated
I. Operating revenues and income:							
Operating revenues from third parties	$ 6,987	$1,622	$ 481	$ 703	$ 9,794	$ —	$ 9,794
Intergroup operating revenues and transfers	131	289	92	901	1,415	(1,415)	—
Total sales	7,118	1,912	573	1,605	11,210	(1,415)	9,794
Operating expenses	6,335	1,875	438	1,525	10,174	(1,410)	8,764
Operating income	$ 783	$ 36	$ 135	$ 79	$ 1,035	$ (4)	$ 1,030
II. Assets, depreciation and capital expenditures:							
Total assets	$15,300	$ 565	$2,458	$2,190	$20,515	$ (72)	$20,442
Depreciation	783	17	101	48	949	—	949
Capital expenditures	979	34	63	74	1,151	—	1,151

19. Subsequent Event

The following appropriations of retained earnings, which have not been reflected in accompanying consolidated financial statements for the year ended March 31, 2003, were approved at a meeting of the shareholders of the Company held on June 25, 2003:

	Millions of yen	Millions of U.S. dollars
	2003	2003
Cash dividends (¥2,500=$21 per share)	¥5,000	$42
Bonuses to directors and statutory auditors	99	0

Report of Independent Auditors

The Board of Directors
West Japan Railway Company

We have audited the accompanying consolidated balance sheets of West Japan Railway Company and consolidated subsidiaries as of March 31, 2003, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion independently on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of West Japan Railway Company and consolidated subsidiaries at March 31, 2003, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

As described in Note 1, West Japan Railway Company and consolidated subsidiaries adopted new accounting standards for employees' retirement benefits and financial instruments effective the year ended March 31, 2001 in the preparation of their consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2003 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

Shin Nihon & Co.

Osaka, Japan
June 25, 2003

Shin Nihon & Co.

See Note 1 which explains the basis of preparation of the consolidated financial statements of West Japan Railway Company and consolidated subsidiaries under Japanese accounting principles and practices.

Non-Consolidated Balance Sheets

March 31, 2003, 2002 and 2001

West Japan Railway Company

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars (Note 1)
	2003	2002	2001	2003
ASSETS				
Current Assets:				
Cash	¥ 38,440	¥ 49,687	¥ 34,927	$ 323
Marketable securities	—	—	44,226	—
Accounts receivable (Note 3)	27,138	33,368	38,539	228
Less allowance for doubtful accounts	(96)	(267)	(88)	(0)
Inventories (Note 2)	3,064	3,064	3,542	25
Deferred income taxes (Note 8)	15,537	12,618	5,046	130
Prepaid expenses and other current assets (Note 3)	18,046	10,344	24,762	151
Total Current Assets	102,131	108,816	150,956	858
Investments and Advances:				
Subsidiaries and affiliates (Note 3)	134,004	123,337	116,583	1,126
Other securities	16,233	23,968	108,231	136
	150,238	147,306	224,814	1,262
Property, Plant and Equipment (Note 4):				
Railway (Note 6)	3,611,080	3,593,519	3,548,274	30,345
Ferry	864	872	865	7
Other operations	227,602	229,764	249,067	1,912
Construction in progress	85,149	68,834	47,604	715
	3,924,696	3,892,990	3,845,811	32,980
Less accumulated depreciation	(2,131,074)	(2,074,278)	(2,012,651)	(17,908)
Property, Plant and Equipment, Net	1,793,621	1,818,712	1,833,159	15,072
Deferred Income Taxes (Note 8)	51,814	45,083	11,205	435
Other Assets	19,068	15,836	27,751	160
Total Assets	¥2,116,874	¥2,135,756	¥2,247,888	$17,788

	Millions of yen 2003	Millions of yen 2002	Millions of yen 2001	Millions of U.S. dollars (Note 1) 2003
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Short-term loans (Note 5)	¥ 66,427	¥ 42,663	¥ 11,102	$ 558
Current portion of long-term debt (Note 5)	44,976	33,760	62,348	377
Current portion of long-term payables (Note 6)	36,656	38,654	35,940	308
Accounts payable (Note 3)	99,547	98,394	98,846	836
Prepaid railway fares received	28,510	28,328	28,680	239
Deposits and advances received (Note 3)	103,710	97,015	100,635	871
Accrued expenses (Note 3)	46,410	47,576	50,018	390
Accrued income taxes (Note 8)	20,410	25,431	15,976	171
Accrued repair costs for elevated railroads of the Sanyo Shinkansen Line (Note 4)	3,616	—	—	30
Other current liabilities	3,915	5,730	8,143	32
Total Current Liabilities	454,180	417,553	411,690	3,816
Long-Term Debt (Note 5)	429,947	451,873	434,233	3,613
Long-Term Payables (Note 6)	604,617	641,189	735,400	5,080
Long-Term Accrued Rail Usage Charges (Note 1 (6))	46,817	40,836	33,338	393
Accrued Retirement Benefits	165,583	180,892	221,563	1,391
Accrued Repair Costs for Elevated Railroads of the Sanyo Shinkansen Line (Note 4)	—	9,650	—	—
Other Long-Term Liabilities	4,983	5,097	8,264	41
Contingent Liabilities (Note 11)				
Shareholders' Equity (Notes 10 and 13):				
Common stock:				
Authorized—8,000,000 shares;				
Issued and outstanding—2,000,000 shares	100,000	100,000	100,000	840
Capital surplus	55,000	55,000	55,000	462
Retained earnings	253,513	230,102	207,620	2,130
Net unrealized holding gain on securities	2,232	3,559	40,777	18
Total Shareholders' Equity	410,745	388,662	403,398	3,451
Total Liabilities and Shareholders' Equity	¥2,116,874	¥2,135,756	¥2,247,888	$17,788

See accompanying notes to non-consolidated financial statements.

Non-Consolidated Statements of Income

Years ended March 31, 2003, 2002 and 2001

West Japan Railway Company

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars (Note 1)
	2003	2002	2001	**2003**
Operating Revenues:				
Transportation	**¥752,390**	¥770,259	¥773,129	**$6,322**
Transportation incidentals	**23,808**	24,609	24,680	**200**
Other operations	**18,451**	18,385	18,658	**155**
Miscellaneous	**54,439**	56,632	65,018	**457**
	849,090	869,887	881,486	**7,135**
Operating Expenses (Note 7):				
Personnel	**301,671**	330,540	345,626	**2,535**
Energy	**38,480**	39,233	38,293	**323**
Maintenance	**122,605**	116,878	114,378	**1,030**
Depreciation	**95,468**	97,115	101,865	**802**
Rent	**31,096**	31,389	31,523	**261**
Miscellaneous taxes	**29,308**	30,042	30,327	**246**
Other	**127,165**	125,154	122,413	**1,068**
	745,796	770,354	784,428	**6,267**
Operating Income	**103,293**	99,533	97,058	**868**
Other Income (Expenses):				
Interest and dividend income	**546**	815	1,529	**4**
Interest expense	**(46,619)**	(51,175)	(59,648)	**(391)**
Adjustment to rail usage charges for prior years (Note 1 (6))	**—**	—	(25,839)	**—**
Amortization of prior service cost (Note 1 (7))	**—**	—	(26,234)	**—**
Repair costs for elevated railroads of the Sanyo Shinkansen Line (Note 4)	**—**	(15,872)	—	**—**
Other, net	**5,705**	26,256	58,189	**47**
	(40,367)	(39,975)	(52,003)	**(339)**
Income before Income Taxes	**62,926**	59,557	45,055	**528**
Income Taxes (Note 8):				
Current	**38,023**	41,243	31,810	**319**
Deferred	**(8,587)**	(14,232)	(12,740)	**(72)**
	29,436	27,011	19,070	**247**
Net Income	**¥ 33,490**	¥ 32,546	¥ 25,985	**$ 281**

See accompanying notes to non-consolidated financial statements.

Non-Consolidated Statements of Shareholders' Equity

Years ended March 31, 2003, 2002 and 2001

West Japan Railway Company	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars (Note 1)
	2003	2002	2001	**2003**
Common Stock:				
Balance at beginning and end of year	**¥100,000**	¥100,000	¥100,000	**$ 840**
Capital Surplus:				
Balance at beginning and end of year	**¥ 55,000**	¥ 55,000	¥ 55,000	**$ 462**
Retained Earnings:				
Balance at beginning of year	**¥230,102**	¥207,620	¥191,691	**$1,933**
Add:				
Net income	**33,490**	32,546	25,985	**281**
Appropriations:				
Cash dividends	**(10,000)**	(10,000)	(10,000)	**(84)**
Bonuses to directors and statutory auditors	**(80)**	(64)	(56)	**(0)**
Balance at end of year	**¥253,513**	¥230,102	¥207,620	**$2,130**
Net Unrealized Holding Gain on Securities:				
Balance at beginning of year	**¥ 3,559**	¥ 40,777	¥ —	**$ 29**
Increase resulting from initial adoption of accounting standard for financial instruments (Note 1 (1))	**—**	—	40,777	**—**
Net change	**(1,326)**	(37,218)	—	**(11)**
Balance at end of year	**¥ 2,232**	¥ 3,559	¥ 40,777	**$ 18**

See accompanying notes to non-consolidated financial statements.

West Japan Railway Company March 31, 2003

1. Basis of Financial Statements and Summary of Significant Accounting Policies

Basis of Financial Statements

The accompanying non-consolidated financial statements of West Japan Railway Company (the "Company") have been prepared in accordance with accounting principles and practices generally accepted and applied in Japan, which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan, and have been compiled from those prepared by the Company as required under the Securities and Exchange Law of Japan. In addition, the notes to the non-consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

The accompanying non-consolidated financial statements relate to the Company only, with investments in subsidiaries and affiliates being stated at cost.

The accompanying non-consolidated financial statements are stated in yen, the currency of the country in which the Company is incorporated and operates. The translation of yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at ¥119=U.S.$1.00, the exchange rate prevailing on March 31, 2003. This translation should not be construed as a representation that yen can be converted into U.S. dollars at the above or any other rate.

As permitted, amounts of less than one million yen are omitted. As a result, the totals shown in the accompanying non-consolidated financial statements (both in yen and in U.S. dollars) do not necessarily agree with the sum of the individual amounts.

Summary of Significant Accounting Policies

(1) Investments in securities

Up to the year ended March 31, 2000, investments in securities were stated at cost determined by the moving average method. Effective April 1, 2000, the Company adopted a new accounting standard for financial instruments. Investments in marketable securities are stated at fair value, and net unrealized holding gain or loss on such securities is accounted for as a separate component of shareholders' equity. Investments in non-marketable securities are stated at cost based on the moving average method. The effect of this change in method of accounting was that income before income taxes increased by ¥1,772 million for the year ended March 31, 2001.

(2) Derivative financial instruments

Effective April 1, 2000, the Company adopted a new accounting standard for financial instruments. Derivative financial instruments are stated at fair value.

On December 20, 2000, the Company concluded an agreement to sell the Company's investment in shares of Japan Telecom Co., Ltd. As the Company had not delivered half of the 54,896 shares to be sold as of March 31, 2001, the Company valued them at fair value as a forward contract under the new accounting standard referred to above. The Company has included the difference of ¥9,881 million between the selling price and market price of these shares in other income for the year ended March 31, 2001. This difference has also been included in the effect of the adoption of the new accounting standard for financial instruments described in Note 1 (1).

(3) Inventories

Real estate for sale is stated at cost determined by the individual identification method. Rails, materials and supplies are stated at cost determined by the moving average method.

(4) Property, plant and equipment

Property, plant and equipment is stated at cost (see Note 4). Depreciation is determined by the declining-balance method at rates based on the estimated useful lives of the respective assets, except for certain railway fixtures whose initial acquisition costs have been depreciated to a book value of 50% of their original costs, with the proviso that any replacement costs are to be charged to income.

(5) Leases

The Company leases certain equipment under noncancelable leases referred to as finance leases. Finance leases other than those which transfer the ownership of the leased property to the lessee are accounted for as operating leases.

(6) Long-term accrued rail usage charges

Up to the year ended March 31, 2000, the Company expensed the rail usage charges for the JR Tozai Line payable to Kansai Rapid Railway Co., Ltd. at a periodic payment amount scheduled to increase by 10% every three years. As an economic recovery in Japan is not foreseeable and the population of students along this line has recently been decreasing, the Company is unable to expect any increase in revenue from the line to offset the corresponding increase in expenses. Thus, effective April 1, 2000, the Company began expensing rail usage charges at an amount allocated evenly over the thirty-year period of the rental agreement.

The difference between payments and expenses for the year ended March 31, 2001 was recorded under operating expenses and that for the prior years was reflected as "adjustment to rail usage charges for prior years" in the non-consolidated statement of income for the year ended March 31, 2001. The cumulative difference at the year end was recorded as "long-term accrued rail usage charges" in the non-consolidated balance sheet at March 31, 2001. As a result, income before income taxes for the year ended March 31, 2001 decreased by ¥33,338 million.

(7) Accrued retirement benefits

The Company has a lump-sum severance and retirement benefit plan covering all employees who are entitled to lump-sum payments, the amounts of which are determined by reference to their basic rates of pay, length of service and the conditions under which termination of employment occurs. Up to the year ended March 31, 2000, the liability for such benefits was stated at 40% of the amount which would be required to be paid under the Company's internal rules if all eligible employees voluntarily terminated their employment at the balance sheet date.

Effective April 1, 2000, the Company adopted a new accounting standard for retirement benefits. Accrued retirement benefits for employees at March 31, 2001 were provided at an amount calculated based on an estimate of the retirement benefit obligation. The transition difference of ¥301,642 million arising from the initial adoption of this new accounting standard is being amortized over a ten-year period.

Prior service cost of ¥26,234 million was incurred as an amendment to the employees' early retirement plan and was expensed as "amortization of prior service cost" for the year ended March 31, 2001.

Actuarial gain or loss is amortized commencing the year following the year in which the gain or loss is recognized by the straight-line method over a ten-year period, which is shorter than the average remaining years of service of the eligible employees. The effect of this change in method of accounting was that operating income increased by ¥3,539 million and income before income taxes decreased by ¥23,721 million for the year ended March 31, 2001.

(8) Shortfall in pension reserve

In accordance with a revision to the National Welfare Pension Law and the related regulations, employers became obligated to make up any shortfall in the pension reserve transferred from the Japan Railways Group Mutual Aid Association Annuity Plan to the National Welfare Pension Plan. The Company was thus required to provide ¥43,379 million to cover the shortfall in the pension reserve transferred, and amortized this amount by the straight-line method over a five-year period which commenced on April 1, 1997. The unamortized balance was included in other assets.

(9) Income taxes

Deferred income taxes are recognized by the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

2. Inventories

Inventories at March 31, 2003, 2002 and 2001 consisted of the following:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2003	2002	2001	**2003**
Real estate for sale	**¥ 85**	¥ 121	¥ 347	**$ 0**
Rails, materials and supplies	**2,979**	2,942	3,195	**25**
	¥3,064	¥3,064	¥3,542	**$25**

3. Balances with Subsidiaries and Affiliates

Amounts due from and to subsidiaries and affiliates at March 31, 2003, 2002 and 2001 are presented in the balance sheets as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2003	2002	2001	**2003**
Due from subsidiaries and affiliates:				
Accounts receivable	**¥ 5,179**	¥ 6,115	¥ 7,590	**$ 43**
Prepaid expenses and other current assets	**17,034**	5,116	8,474	**143**
	¥ 22,213	¥ 11,231	¥16,064	**$ 186**
Due to subsidiaries and affiliates:				
Accounts payable	**¥ 70,976**	¥ 74,331	¥83,771	**$ 596**
Deposits and advances received and accrued expenses	**98,159**	74,253	13,352	**824**
	¥169,135	¥148,585	¥97,124	**$1,421**

Investments in and advances to subsidiaries and affiliates at March 31, 2003, 2002 and 2001 consisted of the following:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2003	2002	2001	2003
Investments in:				
Subsidiaries	¥102,593	¥ 94,173	¥ 84,367	$ 862
Affiliates	23,797	25,545	25,395	199
Advances to subsidiaries	7,612	3,618	6,820	63
	¥134,004	¥123,337	¥116,583	$1,126

4. Property, Plant and Equipment

Property, plant and equipment at March 31, 2003, 2002 and 2001 consisted of the following:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2003	2002	2001	2003
Land	¥ 663,688	¥ 665,103	¥ 665,149	$ 5,577
Buildings	361,158	363,393	363,513	3,034
Railway fixtures	1,893,830	1,885,617	1,874,789	15,914
Rolling stock and other vehicles	680,952	675,372	664,884	5,722
Ships	668	668	669	5
Machinery and equipment	198,422	191,428	186,936	1,667
Furniture and fixtures	40,826	42,571	42,263	343
Construction in progress	85,149	68,834	47,604	715
	3,924,696	3,892,990	3,845,811	32,980
Less accumulated depreciation	(2,131,074)	(2,074,278)	(2,012,651)	(17,908)
Property, plant and equipment, net	¥1,793,621	¥1,818,712	¥1,833,159	$15,072

Contributions for the construction of railway facilities granted by national and municipal governments and others are directly deducted from the acquisition costs of the related fixed assets in accordance with the Corporation Tax Law. Compensations for expropriation of properties received from national and municipal governments and others are also directly deducted from the acquisition costs of properties to replace properties expropriated in accordance with the Corporation Tax Law.

The contributions deducted from property, plant and equipment for the years ended March 31, 2003, 2002 and 2001 were ¥29,593 million ($248 million), ¥23,750 million and ¥22,362 million, respectively. The accumulated contributions deducted from property, plant and equipment at March 31, 2003, 2002 and 2001 were ¥356,267 million ($2,993 million), ¥331,073 million and ¥310,097 million, respectively.

The compensations deducted from property, plant and equipment to replace properties expropriated for the years ended March 31, 2003, 2002 and 2001 totaled ¥6,038 million ($50 million), ¥5,064 million and ¥11,873 million, respectively.

The Company plans to repair the elevated railroads of the Sanyo Shinkansen Line during the period from April 1, 2001 to March 31, 2004 based on the recommendations of the Investigation Committee on the Sanyo Shinkansen Concrete Structures. The Company had recorded an accrual for the projected costs of ¥9,650 million at March 31, 2002 and charged this provision to income for the year then ended as a component of the repair costs for the elevated railroads of the Sanyo Shinkansen Line of ¥15,872 million, which is reflected under other expenses in the accompanying non-consolidated statement of income for the year ended March 31, 2002.

5. Short-Term Loans and Long-Term Debt

Short-term loans represent loans on deeds due within one year. The annual interest rates applicable to such loans outstanding at March 31, 2003, 2002 and 2001 ranged from 0.2% to 0.36%, from 0.26% to 0.37% and from 0.36% to 0.79%, respectively.

Long-term debt at March 31, 2003, 2002 and 2001 is summarized as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2003	2002	2001	**2003**
Secured West Japan Railway bonds, payable in yen, at rates ranging from 1.53% to 3.45%, due from 2007 through 2019	**¥200,000**	¥200,000	¥200,000	**$1,680**
Unsecured 2.28% West Japan Railway bonds, payable in yen, due 2022	**15,000**	15,000	—	**126**
Unsecured loans from the Development Bank of Japan, payable in yen, at rates ranging from 1.4% to 8.5%, due in installments from 2004 through 2018	**91,463**	100,023	108,271	**768**
Unsecured loans from banks and insurance companies, payable in yen, at rates ranging from 1.07% to 4.07%, due from 2004 through 2012	**156,750**	159,800	177,500	**1,317**
Other	**11,710**	10,810	10,810	**98**
	474,923	485,633	496,581	**3,990**
Less current portion	**(44,976)**	(33,760)	(62,348)	**(377)**
	¥429,947	¥451,873	¥434,233	**$3,613**

All the secured bonds are secured by statutory preferential rights over the entire property of the Company.

The aggregate annual maturities of long-term debt subsequent to March 31, 2003 are summarized as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2004	¥ 44,976	$ 377
2005	55,726	468
2006	23,276	195
2007	67,271	565
2008	32,376	272
2009 and thereafter	251,298	2,111
	¥474,923	$3,990

6. Long-Term Payables

Long-term payables at March 31, 2003, 2002 and 2001 are summarized as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2003	2002	2001	2003
Unsecured payables to the Corporation for Advanced Transport & Technology:				
Variable interest portion, due in installments from 2004 through 2017	¥409,368	¥443,123	¥470,991	$3,440
Fixed interest portion at 6.35% and 6.55%, due in installments from 2004 through 2052	190,798	191,119	271,664	1,603
Other	41,106	45,601	28,684	345
	641,273	679,844	771,340	5,388
Less current portion	(36,656)	(38,654)	(35,940)	(308)
	¥604,617	¥641,189	¥735,400	$5,080

On October 1, 1991, the Company purchased Sanyo Shinkansen's facilities from the Shinkansen Holding Corporation ("SHC") for the total price of ¥974,111 million. The Company is currently liable to the Corporation for Advanced Transport & Technology ("CATT") for this purchase. In accordance with the purchase agreement, the interest rate applied to the variable interest portion of the payables for each fiscal year will be adjusted every year to a weighted-average interest rate to be determined based on the interest rate of certain of CATT's long-term debt (as defined in the purchase agreement) assumed from SHC and outstanding as of April 1 of each respective year. The variable interest rates for the years ended March 31, 2003, 2002 and 2001 were 4.68%, 4.80% and 4.89%, respectively.

The aggregate annual maturities of long-term payables subsequent to March 31, 2003 are summarized as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2004	¥ 36,656	$ 308
2005	38,776	325
2006	44,392	373
2007	55,555	466
2008	22,762	191
2009 and thereafter	443,130	3,723
	¥641,273	$5,388

7. Research and Development Costs

Research and development costs are expensed in the year in which such costs are incurred. These amounted to ¥6,071 million ($51 million), ¥5,358 million and ¥4,978 million for the years ended March 31, 2003, 2002 and 2001, respectively.

8. Income Taxes

The aggregate statutory tax rate applicable to the Company was approximately 42.24% for the years ended March 31, 2003, 2002 and 2001.

A reconciliation of the statutory tax rate and the effective tax rates for the years ended March 31, 2003 and 2002 as a percentage of income before income taxes is summarized as follows:

	2003	2002
Statutory tax rate	42.24%	42.24%
Permanent non-deductible expenses	0.20	3.01
Permanent non-taxable income	—	(0.39)
Decrease in deferred tax assets at March 31, 2003 resulting from the change in statutory tax rate	2.91	—
Per capita portion of inhabitants' taxes	1.43	0.61
Other	—	(0.12)
Effective tax rate	46.78%	45.35%

The significant components of the Company's deferred tax assets and liabilities at March 31, 2003, 2002 and 2001 are summarized as follows:

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
	2003	2002	2001	2003
Deferred tax assets:				
Accrued bonuses included in accrued expenses	¥11,266	¥ 9,772	¥ 7,609	$ 94
Accrued enterprise tax included in accrued income taxes	1,989	2,473	1,581	16
Accrued retirement benefits	33,084	25,374	24,374	278
Adjustment to the JR Tozai Line rail usage charges for prior years	19,120	17,249	14,081	160
Accrued repair costs for elevated railroads of the Sanyo Shinkansen Line	1,527	4,076	—	12
Other	4,270	3,420	2,600	35
Total deferred tax assets	71,258	62,368	50,246	598
Deferred tax liabilities:				
Unrealized holding gain on securities	(1,541)	(2,603)	(29,820)	(12)
Other	(2,365)	(2,062)	(4,173)	(19)
Total deferred tax liabilities	(3,907)	(4,666)	(33,994)	(32)
Deferred tax assets, net	¥67,351	¥57,702	¥16,252	$565

In accordance with a law on amendments to local tax laws, etc. announced on March 31, 2003, the Company applied a statutory tax rate of 40.84% to the calculation of deferred tax assets and liabilities at March 31, 2003, which are expected to be reversed on April 1, 2004 and thereafter.

The effect of this change in the statutory tax rate applied was to decrease deferred tax assets, net of deferred tax liabilities, at March 31, 2003 by ¥1,776 million ($14 million) and to increase income taxes–deferred for the year ended March 31, 2003 and net unrealized holding gain on securities at March 31, 2003 by ¥1,828 million ($15 million) and ¥52 million ($0 million), respectively.

9. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2003, 2002 and 2001, which would have been reflected in the balance sheets if finance lease accounting had been applied to the finance leases currently accounted for as operating leases:

	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
	2003	2003	2003	2002	2002	2002
Leased property for:						
Railway operations	¥ 433	¥199	¥ 234	¥442	¥239	¥202
Other operations	991	184	806	277	200	77
	¥1,424	¥384	¥1,040	¥719	¥440	¥279

	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars	Millions of U.S. dollars	Millions of U.S. dollars
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
	2001	2001	2001	2003	2003	2003
Leased property for:						
Railway operations	¥ 574	¥310	¥263	$ 3	$1	$1
Other operations	707	528	179	8	1	6
	¥1,282	¥839	¥443	$11	$3	$8

Lease payments relating to finance leases accounted for as operating leases for the years ended March 31, 2003, 2002 and 2001 totaled ¥228 million ($1 million), ¥214 million and ¥360 million, respectively. These amounts are equal to the depreciation of the leased assets calculated by the straight-line method over the respective lease terms.

Future minimum lease payments (including the interest portion thereon) subsequent to March 31, 2003 for finance leases accounted for as operating leases are summarized as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2004	¥ 327	$2
2005 and thereafter	712	5
	¥1,040	$8

10. Shareholders' Equity

The Commercial Code of Japan provides that an amount equivalent to at least 10% of cash dividends and bonuses paid to directors and statutory auditors and exactly 10% of interim cash dividends paid be appropriated to the legal reserve until the sum of additional paid-in capital and the legal reserve equals 25% of common stock. The Code also provides that neither additional paid-in capital nor the legal reserve is available for dividends but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors. The Company's legal reserve, which is included in retained earnings, amounted to ¥11,327 million ($95 million) at March 31, 2003 and 2002 and ¥10,820 million at March 31, 2001.

The Code further stipulates that, to the extent that the sum of the additional paid-in capital account and the legal reserve exceeds 25% of the common stock account, the amount of any such excess is available for appropriation by resolution of the shareholders.

Effective April 1, 2002, the Company adopted a new accounting standard for treasury stock and reversal of legal reserves. The effect of the adoption of this standard on the result of its operations for the year ended March 31, 2003 was nil.

In accordance with the revised regulations on financial statements, additional paid-in capital reported in shareholders' equity in the previous years has been presented as capital surplus as of March 31, 2002 and 2001. The legal reserve reported separately in shareholders' equity in the previous years has been presented as a component of retained earnings at March 31, 2002 and 2001.

11. Contingent Liabilities

At March 31, 2003, the Company was contingently liable for an in-substance defeasance on bonds in the amount of ¥20,000 million ($168 million).

In addition, at March 31, 2003, the Company was contingently liable for guarantees of loans to subsidiaries in the aggregate amount of ¥25,988 million ($218 million).

12. Amounts per Share

Amounts per share at March 31, 2003, 2002 and 2001 and for the years then ended were as follows:

	Yen	Yen	Yen	U.S. dollars
	2003	2002	2001	**2003**
Net assets	**¥205,323.44**	¥194,331.30	¥201,699.07	**$1,725**
Net income	**16,695.59**	16,273.31	12,992.54	**140**
Cash dividends	**5,000.00**	5,000.00	5,000.00	**42**

Until the year ended March 31, 2002, amounts per share of net assets were computed based on the net assets reported in the non-consolidated balance sheets and the number of shares of common stock outstanding at each balance sheet date. Net income per share was computed based on the net income reported in the non-consolidated statements of income and the weighted average number of shares of common stock outstanding during each year.

In accordance with a new accounting standard for earnings per share which became effective April 1, 2002, the amount per share of net assets at March 31, 2003 was computed based on the net assets available for distribution to the shareholders and the number of shares of common stock outstanding at the year end. Net income per share was computed based on the net income available for distribution to shareholders of common stock and the weighted average number of shares of common stock outstanding during the year. If the new method of computation had been followed for the year ended March 31, 2002, the amount per share of net assets and net income per share would have been ¥194,291.30 and ¥16,233.31, respectively.

Cash dividends per share represent the cash dividends proposed by the Board of Directors as applicable to the respective years together with the interim cash dividends paid.

13. Subsequent Event

The following appropriations of retained earnings, which have not been reflected in accompanying non-consolidated financial statements for the year ended March 31, 2003, were approved at a meeting of the shareholders of the Company held on June 25, 2003:

	Millions of yen	Millions of U.S. dollars
	2003	2003
Cash dividends (¥2,500=$21 per share)	¥5,000	$42
Bonuses to directors and statutory auditors	99	0

Report of Independent Auditors

The Board of Directors
West Japan Railway Company

We have audited the accompanying non-consolidated balance sheets of West Japan Railway Company as of March 31, 2003, 2002 and 2001, and the related non-consolidated statements of income and shareholders' equity for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion independently on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of West Japan Railway Company at March 31, 2003, 2002 and 2001, and the results of its operations for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

As described in Note 1, West Japan Railway Company adopted new accounting standards for employees' retirement benefits and financial instruments effective the year ended March 31, 2001 in the preparation of its non-consolidated financial statements.

The U.S. dollar amounts in the accompanying non-consolidated financial statements with respect to the year ended March 31, 2003 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

Osaka, Japan
June 25, 2003

Shin Nihon & Co.

Shin Nihon & Co.

See Note 1 which explains the basis of preparation of the non-consolidated financial statements of West Japan Railway Company under Japanese accounting principles and practices.

International Comparison

ROUTE LENGTH (Thousand Kilometers)



40
35
30
25
20
15
10
5
0
JR-West
ATOC
DBAG
SNCF
AMTRAK

TRANSPORTATION REVENUES (Million US$)



12,000
10,000
8,000
6,000
4,000
2,000
0
JR-West
ATOC
DBAG
SNCF
AMTRAK

NUMBER OF EMPLOYEES (Thousands)



250
200
150
100
50
0
JR-West
N.A.
ATOC
DBAG
SNCF
AMTRAK

AVERAGE TRAFFIC DENSITY (Number of Passengers/Day)



30,000
25,000
20,000
15,000
10,000
5,000
0
JR-West
ATOC
DBAG
SNCF
AMTRAK

	Year ended March 31, 2001								
	Kilometers	Millions of U.S. Dollars Transportation Revenues		Millions of Passenger-Kilometers	Number of Passengers/Day	Million Kilometers	Thousands of U.S. Dollars Transportation Revenues		U.S. Dollars Transportation Revenues
	Route Length	Total	Number of Employees	Passenger-Kilometers	Average Traffic Density	Train-Kilometers	Per Route Length	Per Employee	Per Train-Kilometer
JR-West	5,078	$5,883	36,174	52,647	28,405	201	$1,159	$163	$29
British Rail (ATOC)*	16,652*	4,943	N.A.	38,600	6,351	423	297	N.A.	12
German Railways (DBAG)	35,986	8,437	167,891	73,899	5,626	694	234	50	12
French National Railways (SNCF)	29,445	5,460	177,373	71,209	6,626	380	185	31	14
National Railroad Passenger Corporation (AMTRAK)	36,492	2,158	27,316	8,965	673	58	59	79	37

* Data of Railtrack PLC

Notes: 1. Transportation revenues of JR-West include ferry revenues.

2. These figures reflect currency translations made at €1=$0.8813. JR-West figures were first translated to the euro at €1=¥115.33 and then subsequently translated into U.S. dollars. In addition, ATOC figures were first translated to the euro at €1=£0.6085 and then subsequently translated into U.S. dollars. (Exchange rates prevailing on December 31, 2001)

3. All figures on these pages relating to JR-West are on a non-consolidated basis.

4. Average Traffic Density = $\frac{\text{Passenger-Kilometers}}{\text{Route Length} \times 365 \text{ days}}$

Source: Union Internationale des Chemins de Fer


TRANSPORTATION REVENUES
PER ROUTE LENGTH
(Thousand US$)
1,200
900
600
300
0
JR-West
ATOC
DBAG
SNCF
AMTRAK


TRANSPORTATION REVENUES
PER EMPLOYEE
(Thousand US$)
200
150
100
50
0
N.A.
JR-West
ATOC
DBAG
SNCF
AMTRAK


TRANSPORTATION REVENUES
PER TRAIN-KILOMETER
(US$)
40
30
20
10
0
JR-West
ATOC
DBAG
SNCF
AMTRAK


TRENDS IN TRANSPORTATION
IN JAPAN
(Billions of Passenger-Kilometers)
1,500
1,200
900
600
300
0
Airlines
Automobiles
1970
1980
1985
1990
1995
2000

Source: *Statistics of Railways*, Ministry of Land, Infrastructure and Transport

	Millions of Passenger-Kilometers											
	1970		1980		1985		1990		1995		2000	
Automobiles	284,229	48.4%	431,669	55.2%	489,260	57.0%	853,060	65.8%	917,419	66.1%	951,253	67.0%
Railways	288,815	49.2	314,542	40.2	330,101	38.4	385,364	29.7	400,084	28.8	384,441	27.1
Ships	4,814	0.8	6,132	0.8	5,752	0.7	6,275	0.5	5,527	0.4	4,304	0.3
Airlines	9,319	1.6	29,688	3.8	33,119	3.9	51,623	4.0	65,012	4.7	79,698	5.6
Total	587,177	100.0%	782,031	100.0%	858,232	100.0%	1,296,322	100.0%	1,388,042	100.0%	1,419,696	100.0%

Railway Operations in Japan (Consolidated Basis)

OPERATING REVENUES

(Billion ¥)



3,000
2,500
2,000
1,500
1,000
500
0
'01 '02 '03
JR-West
'01 '02 '03
JR-East
'01 '02 '03
JR-Central

	JR-West	JR-East	JR-Central
2003	1,165.5	2,565.6	1,363.0
2002	1,190.6	2,543.3	1,366.9
2001	1,195.5	2,546.0	1,333.2

NET INCOME

(Billion ¥)



100
80
60
40
20
0
'01 '02 '03
JR-West
'01 '02 '03
JR-East
'01 '02 '03
JR-Central

	JR-West	JR-East	JR-Central
2003	41.6	97.9	49.0
2002	45.5	47.5	42.0
2001	30.9	69.1	52.9

TOTAL ASSETS

(Billion ¥)

8,000
6,000
4,000
2,000
0

	JR-West	JR-East	JR-Central
2003	2,432.7	6,853.4	5,578.5
2002	2,416.7	7,022.2	5,698.9
2001	2,576.3	7,247.0	5,919.2

TOTAL SHAREHOLDERS' EQUITY

(Billion ¥)

1,000
750
500
250
0

	JR-West	JR-East	JR-Central
2003	440.5	981.8	694.1
2002	411.4	930.7	661.1
2001	413.6	923.5	626.6

LONG-TERM DEBT AND PAYABLES

(Billion ¥)

6,000
5,000
4,000
3,000
2,000
1,000
0

	JR-West	JR-East	JR-Central
2003	1,200.7	4,117.5	4,246.4
2002	1,257.9	4,379.8	4,423.5
2001	1,385.6	4,699.7	4,710.2

GROSS CASH FLOWS (NET INCOME + DEPRECIATION)

(Billion ¥)



500
400
300
200
100
0
'01 '02 '03
JR-West
'01 '02 '03
JR-East
'01 '02 '03
JR-Central

	JR-West	JR-East	JR-Central
2003	154.6	420.5	270.0
2002	160.6	369.5	264.0
2001	151.0	398.8	273.7

JR-East: East Japan Railway Company
JR-Central: Central Japan Railway Company
Note: Years ended March 31

NET INCOME PER SHARE (¥)


30,000
25,000
20,000
15,000
10,000
5,000
0
'01 '02 '03
JR-West
'01 '02 '03
JR-East
'01 '02 '03
JR-Central

	JR-West	JR-East	JR-Central
2003	20,740	24,453	21,802
2002	22,769	11,888	18,791
2001	15,481	17,293	23,643

SHAREHOLDERS' EQUITY PER SHARE (¥)

	JR-West	JR-East	JR-Central
2003	220,285	245,463	310,030
2002	205,740	232,687	295,145
2001	206,823	230,892	279,733

RETURN ON TOTAL ASSETS (OPERATING INCOME BASIS) (%)


7
6
5
4
3
2
1
0
'01 '02 '03
JR-West
'01 '02 '03
JR-East
'01 '02 '03
JR-Central

	JR-West	JR-East	JR-Central
2003	5.1	4.9	6.1
2002	4.7	4.4	6.4
2001	4.4	4.4	5.6

RETURN ON TOTAL ASSETS (NET INCOME BASIS) (%)

	JR-West	JR-East	JR-Central
2003	1.7	1.4	0.9
2002	1.8	0.7	0.7
2001	1.2	1.0	0.9

RETURN ON EQUITY (%)

	JR-West	JR-East	JR-Central
2003	9.8	10.2	7.2
2002	11.0	5.1	6.5
2001	8.1	7.8	8.7

Note: Years ended March 31

Comparison with Other Major Domestic Railway Companies (Non-Consolidated Basis)

ROUTE LENGTH

(Kilometers)



6,000
5,000
4,000
3,000
2,000
1,000
0
JR-West
Kintetsu
Hankyu
Tobu
Tokyu

	JR-West	Kintetsu	Hankyu	Tobu	Tokyu
2003	5,078	594	146	463	102

NUMBER OF PASSENGERS

(Thousands)



2,000,000
1,600,000
1,200,000
800,000
400,000
0
'01 '02 '03
JR-West
Kintetsu
Hankyu
Tobu
Tokyu

	JR-West	Kintetsu	Hankyu	Tobu	Tokyu
2003	1,772,709	643,766	642,923	858,571	968,745
2002	1,811,811	663,613	657,942	871,127	963,447
2001	1,812,450	679,722	667,008	876,795	946,854

OPERATING REVENUES

(Billion ¥)



1,000
800
600
400
200
0
'01 '02 '03
JR-West
Kintetsu
Hankyu
Tobu
Tokyu

	JR-West	Kintetsu	Hankyu	Tobu	Tokyu
2003	849.0	270.3	243.4	241.3	297.8
2002	869.8	228.2	235.6	239.9	301.9
2001	881.4	230.8	248.1	237.4	292.4

NET INCOME (LOSS)

(Billion ¥)



40
20
0
-20
-40
-60
-80
'01 '02 '03
JR-West
Kintetsu
Hankyu
Tobu
Tokyu

	JR-West	Kintetsu	Hankyu	Tobu	Tokyu
2003	33.4	-37.9	-73.7	7.3	6.9
2002	32.5	-20.9	5.0	-34.7	7.6
2001	25.9	-0.7	6.0	5.1	6.9

Note: Years ended March 31

TRANSPORTATION REVENUES FOR JR-WEST (NON-CONSOLIDATED BASIS)

(Billion ¥)



Sanyo Shinkansen
Conventional Lines
Kyoto–Osaka–Kobe Metropolitan Area
500
400
300
200
100
0
FY 1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Years Ended March 31	Billions of Yen											
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	**2003**
Sanyo Shinkansen	359.7	357.6	362.3	307.8	332.2	350.3	346.0	326.7	313.0	313.0	314.3	**306.0**
Conventional Lines	458.6	461.9	461.8	458.9	491.0	488.1	483.2	468.2	460.4	459.5	455.3	**445.8**
Kyoto–Osaka–Kobe Metropolitan Area	271.8	278.7	280.1	285.3	314.8	314.4	315.3	309.8	306.9	309.3	308.9	**303.3**
Luggage	0.3	0.2	0.2	0.1	0.1	0.1	0.2	0.1	0.1	0.1	0.1	**0.1**
Total	818.6	819.9	824.4	767.0	823.5	838.7	829.5	795.1	773.6	772.7	769.9	**752.0**

KEY RATIOS FOR JR-WEST PERFORMANCE

Years Ended March 31	Consolidated					Non-Consolidated				
	1999	2000	2001	2002	**2003**	1999	2000	2001	2002	**2003**
Return on Total Assets (ROA: operating income basis) (%)	4.53	4.20	4.36	4.71	**5.06**	4.99	4.43	4.33	4.53	**4.86**
Return on Equity (%)	-2.80	7.59	8.12	11.04	**9.78**	-1.76	7.77	6.93	8.22	**8.38**
Return on Operating Revenues (%)	-0.75	2.11	2.59	3.82	**3.57**	-0.62	2.89	2.95	3.74	**3.94**
Asset Turnover (times)	0.46	0.46	0.47	0.48	**0.48**	0.40	0.40	0.39	0.40	**0.40**
Equity Turnover (times)	3.85	3.41	2.89	2.89	**2.65**	2.91	2.55	2.19	2.24	**2.07**
Equity Ratio (%)	12.14	13.62	16.06	17.03	**18.11**	13.92	15.53	17.95	18.20	**19.40**
Interest Coverage (times)	1.66	1.60	1.79	2.17	**2.50**	1.68	1.57	1.65	1.96	**2.23**
Liquidity (months)	1.29	1.21	1.41	0.95	**0.93**	0.91	0.86	1.08	0.69	**0.54**
Current Ratio (%)	47.42	49.41	52.98	42.52	**41.33**	30.11	32.63	36.67	26.06	**22.49**
Tangible Fixed Assets Turnover (times)	0.55	0.55	0.56	0.57	**0.56**	0.48	0.47	0.48	0.48	**0.47**

STOCK PRICE AND TRADING VOLUME



(¥)
750,000
650,000
550,000
450,000
350,000
250,000
Nikkei Average (¥)
TOPIX (Point)
22,000
2,000
19,000
1,600
16,000
1,200
13,000
800
10,000
400
7,000
0
Nikkei
Average
(right upper scale)
TOPIX
(right lower scale)
Oct. 96
Dec. 96
Mar. 97
June 97
Sept. 97
Dec. 97
Mar. 98
June 98
Sept. 98
Dec. 98
Mar. 99
June 99
Sept. 99
Dec. 99
Mar. 00
June 00
Sept. 00
Dec. 00
Mar. 01
June 01
Sept. 01
Dec. 01
Mar. 02
June 02
Sept. 02
Dec. 02
Mar. 03

		Oct. 96	Mar. 97	Sept. 97	Mar. 98	Sept. 98	Mar. 99	Sept. 99	Mar. 00	Sept. 00	Mar. 01	Sept. 01	Mar. 02	Sept. 02	Mar. 03
JR-West	High (¥)	380,000	410,000	428,000	460,000	567,000	550,000	490,000	382,000	503,000	550,000	701,000	540,000	457,000	389,000
	Low (¥)	358,000	394,000	388,000	430,000	492,000	488,000	420,000	320,000	411,000	482,000	618,000	463,000	419,000	355,000
	Trading Volume Shares	273,245	108,720	34,804	45,018	49,996	44,457	34,342	29,574	37,591	51,726	111,832	84,961	66,491	59,213
Nikkei Average (¥)		21,118	18,244	18,248	16,840	14,140	15,418	17,530	19,810	16,168	12,708	9,997	11,449	9,383	7,973
TOPIX (Point)		1,586.07	1,373.32	1,412.48	1,264.62	1,085.40	1,203.65	1,495.55	1,661.73	1,483.96	1,240.74	1,035.73	1,083.89	921.05	788.00

Notes: 1. Based on prices on the First Section of the Tokyo Stock Exchange
2. The closing prices for the Nikkei Index and TOPIX are recorded at the end of each month.

Number of Shareholders: 147,334 (As of March 31, 2003)

Major Shareholders

As of March 31, 2003	Number of Shares Held	Equity Ownership (%)
JNR Settlement Headquarters, Japan Railway Construction Public Corporation	634,344	31.72
Mizuho Corporate Bank, Ltd.	96,000	4.80
Japan Trustee Services Bank, Ltd. (Trust Unit)	74,849	3.74
Sumitomo Mitsui Banking Corporation	64,000	3.20
The Master Trust Bank of Japan, Ltd. (Trust Unit)	63,615	3.18
JR-West Employee Stock-Sharing Plan	45,984	2.30
UFJ Bank Limited	42,000	2.10
Euroclear Bank S.A./N.V.	35,425	1.77
The Sumitomo Trust & Banking Co., Ltd.	32,000	1.60
Nippon Life Insurance Company	30,000	1.50
The Dai-ichi Mutual Life Insurance Company	30,000	1.50

Consolidated Subsidiaries

As of March 31, 2003

Segment	Name	Paid-in Capital (Million ¥)	Business	Equity Ownership (%)
Transportation	Chugoku JR Bus Company	2,840	Bus Services	100.0
	West Japan JR Bus Company	2,110	Bus Services	100.0
	Sagano Scenic Railway	200	Railway Services	100.0
Sales of Goods and Food Services	West Japan Railway Isetan Limited	6,000	Department Store	66.7
	West Japan Railway Daily Service Net Company	2,300	Retail Sales	91.5
	West Japan Railway Food Service Net Company	899	Food Services	100.0
	Japan Railway Service Net Hiroshima Company	300	Retail Sales	100.0
	Japan Railway Service Net Okayama Company	230	Retail Sales	100.0
	Japan Railway West Trading Company	200	Wholesale	100.0
	Japan Railway Service Net Kanazawa Company	200	Retail Sales	100.0
	Japan Railway Service Net Yonago Company	200	Retail Sales	100.0
	Japan Railway Service Net Fukuoka Company	200	Retail Sales	100.0
	West Japan Railway Fashion Goods Co., Ltd.	100	Retail Sales	100.0
Real Estate Business	Kyoto Station Building Development Co., Ltd.	6,000	Real Estate Leasing	61.4
	Osaka Terminal Building Company	2,000	Real Estate Leasing	57.4
	Tennoji Terminal Building Co., Ltd.	1,800	Real Estate Leasing	61.7
	Kyoto Station Center Co., Ltd.	1,000	Real Estate Leasing	59.0
	JR-West Japan Real Estate & Development Company	620	Real Estate Brokerage	100.0
	Toyama Terminal Building Company	550	Real Estate Leasing	63.6
	West JR Create Company	490	Real Estate Leasing	100.0
	Ashiya Station Building Co., Ltd.	400	Real Estate Leasing	80.0
	Kanazawa Terminal Development Co., Ltd.	300	Real Estate Leasing	80.0
	Okayama Station Center Co., Ltd.	300	Real Estate Leasing	51.0
	Akashi Station Center Co., Ltd.	146	Real Estate Leasing	78.1
	Sanyo Station Development Co., Ltd.	120	Real Estate Leasing	100.0
	San-in Station Development Co., Ltd.	100	Real Estate Leasing	93.0
	Kure Station Development Co., Ltd.	100	Real Estate Leasing	90.0
	Tennoji Station Building Co., Ltd.	100	Real Estate Leasing	78.4
	Hiroshima Station Building Co., Ltd.	100	Real Estate Leasing	44.5
	Kobe Station Development Co., Ltd.	98	Real Estate Leasing	100.0
	Chugoku Station Development Co., Ltd.	75	Real Estate Leasing	100.0

Segment	Name	Paid-in Capital (Million ¥)	Business	Equity Ownership (%)
Real Estate Business (continued)	Wakayama Station Building Co., Ltd.	75	Real Estate Leasing	76.5
	Shin-Osaka Station Store Company	60	Real Estate Leasing	100.0
	Osaka Station Development Co., Ltd.	50	Real Estate Leasing	100.0
	Kyoto Eki-Kanko Department Store Company	40	Real Estate Leasing	96.3
	JR-West Fukuoka Development Co., Ltd.	30	Real Estate Leasing	100.0
Other	West Japan Railway Hotel Development Limited	18,000	Hotels	100.0
	Tamba Kogen Kaihatsu Co., Ltd.	4,950	Golf Course Management	99.4
	Nippon Travel Agency Co., Ltd.	4,000	Travel Services	79.8
	Hotel Granvia Hiroshima Co., Ltd.	2,800	Hotel	93.1
	Hotel Granvia Osaka Co., Ltd.	2,200	Hotel	52.9
	Hotel Granvia Okayama Co., Ltd.	2,054	Hotel	93.9
	Wakayama Terminal Building Co., Ltd.	1,000	Hotel	61.0
	Sannomiya Terminal Building Co., Ltd.	500	Hotel	67.0
	West-Japan Railways Financial Services	360	Lease and Finance	100.0
	Kurashiki Station Development Co., Ltd.	320	Hotel	99.1
	JR West Japan LINEN Co., Ltd.	290	Linen, Supply Services	97.4
	JR West Japan Communications Company	200	Advertising Services	100.0
	WEST JAPAN RAILWAY TECHNOS CORPORATION	161	Maintenance for Railcar Facilities	62.7
	JR West Japan General Building Service Co., Ltd.	130	Building Management	95.0
	West Japan Electric System Co., Ltd.	81	Railway-Related Electric Facilities	51.5
	JR West Japan MARUNIX Co., Ltd.	80	Baggage Service	51.0
	JR-West Japan Consultants Company	50	Consulting	100.0
	West Japan Railway Maintec Co., LTD	50	Railcar-Related Cleaning	100.0
	West Japan Railway Information System Company	48	Information Services	100.0
	West Japan Railway Hiroshima MAINTEC Co., LTD	35	Railcar-Related Cleaning	100.0
	West Japan Railway Kanazawa MAINTEC Co., LTD	30	Railcar-Related Cleaning	100.0
	West Japan Railway FUKUOKA MAINTEC Co., LTD	30	Railcar-Related Cleaning	100.0
	Eki Rent-A-Car Kansai Company	30	Rent-a-Car Services	80.0
	West Japan Railway Okayama MAINTEC Co., LTD	25	Railcar-Related Cleaning	100.0
	West Japan Railway Fukuchiyama MAINTEC Co., LTD	20	Railcar-Related Cleaning	100.0
	West Japan Railway Yonago MAINTEC Co., LTD	20	Railcar-Related Cleaning	100.0
	Eki Rent-A-Car Chugoku Company	20	Rent-a-Car Services	75.0
	West Japan Railway WelNet Co., Ltd.	10	Welfare Facilities Management	100.0

Board of Directors and Corporate Auditors

As of June 25, 2003

 CHAIRMAN OF THE BOARD OF DIRECTORS

Shojiro Nan-ya*

 PRESIDENT

Takeshi Kakiuchi*
Executive Officer

 SENIOR MANAGING DIRECTORS

Masayuki Sakata*
Executive Officer, Senior General Manager of Corporate Planning Headquarters

Kenzo Tokuoka*
Executive Officer, Senior General Manager of Railway Operations Headquarters

 ADVISORY DIRECTOR

Masataka Ide

 DIRECTORS

Yasutada Ikeda
Senior Executive Officer, Senior General Manager of Corporate Resource Development Headquarters

Tooru Takagi
Senior Executive Officer, General Manager of Technical Research and Development Department, Railway Operations Headquarters

Yoshio Tateishi

Akio Nomura

 CORPORATE AUDITORS

Toshifumi Shiba

Koji Takito

Josei Ito

Kazuo Yoshida

* Representative Director

Executive Officers

As of June 25, 2003

 SENIOR EXECUTIVE OFFICERS

Shizuka Yabuki
Deputy Senior General Manager of Railway Operations Headquarters;
General Manager of Marketing Department, Railway Operations Headquarters

Kazuaki Maruo
Deputy Senior General Manager of Corporate Planning Headquarters

Kiyoshi Kawachi
General Manager of Construction Department

 EXECUTIVE OFFICERS

Noboru Koide
General Manager of Fukuoka Branch

Tsunemi Murakami
Deputy Senior General Manager of Railway Operations Headquarters;
General Manager of Transport Safety Department, Railway Operations Headquarters

Yoshiyuki Matsuoka
General Manager of New Business Creation Department, Corporate Resource Development Headquarters

Ryuichiro Tsuchiya
General Manager of Osaka Branch

Takashi Kondo
General Manager of Hiroshima Branch

Shin-ichi Arima
General Manager of General Affairs Department

Rikio Morita
General Manager of Fukuchiyama Branch

Teruaki Akahoshi
General Manager of IT Development Office, Corporate Planning Headquarters

Yoshimasa Komoto
General Manager of Yonago Branch

Akiyoshi Yamamoto
General Manager of Kobe Branch

Hitoshi Nakamura
Deputy Senior General Manager of Tokyo Headquarters

Koichi Inoue
General Manager of Finance Department

Michio Utsunomiya
General Manager of Kanazawa Branch

Naoki Nishikawa
General Manager of Okayama Branch

Takao Fukuyama
General Manager of Kyoto Branch

Seiji Manabe
General Manager of Finance Department

Osamu Yamaoka
General Manager of Wakayama Branch

Investor Information

As of March 31, 2003

COMPANY NAME

West Japan Railway Company

HEAD OFFICE

4-24, Shibata 2-chome,
Kita-ku, Osaka 530-8341, Japan

PAID-IN CAPITAL

¥100 billion

NUMBER OF EMPLOYEES

34,114

STOCK LISTINGS

Tokyo, Osaka, Nagoya, and
Fukuoka stock exchanges

TRANSFER AGENT

The Sumitomo Trust & Banking
Co., Ltd.

CERTIFIED PUBLIC ACCOUNTANTS

Shin Nihon & Co.

MAIN FEATURES OF BUSINESS

■ Railway

Route length and track gauge
50 lines; 5,078.3 km
Shinkansen (1 line):
644.0 km; 1,435 mm
Conventional lines (50 lines):
4,434.3 km; 1,067 mm

Double- and multi-tracked section length
2,210.8 km
(43.5% of total route length)

Electrified-section length
3,347.7 km
(65.9% of total route length)

Trains per day
8,156
Shinkansen: 285
Conventional lines: 7,871

Train-kilometers per day
545,000 km

Number of stations
1,234

Number of rolling stock
6,643 units
Electric railcars: 5,429
Shinkansen: 833
Conventional lines: 4,596
Diesel railcars: 559
Passenger cars: 284
Freight cars: 258
Electric locomotives: 47
Diesel locomotives: 61
Steam locomotives: 5

■ Ferry Service

Route length
1.8 km

Number of ferryboats
3

■ Other Businesses

Bus Services

Sales of Goods and Food Services
Department Store Operations
Retail and Food Service Operations
Wholesale Operations

Real Estate Business
Real Estate Brokerage and Leasing
Shopping Center Management

Other Businesses
Leisure and Service Businesses
Hotels
Advertising Services
Travel Services
Information Services
Other
Merchandise Leasing
Construction Services
Construction Consulting
Electrical Engineering
Maintenance for Railcar Facilities
Railcar-Related Cleaning
Management of Welfare Facilities

For further information, please contact
the Investor Relations section of the
Corporate Planning Headquarters at the
West Japan Railway Company Head Office.

4-24, Shibata 2-chome,
Kita-ku, Osaka 530-8341, Japan
Tel: 81-6-6375-8981
Fax: 81-6-6375-8976
E-mail: ir@westjr.co.jp
URL: http://www.westjr.co.jp

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JR-WEST
WEST JAPAN RAILWAY COMPANY

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